RIOCAN REAL ESTATE INVESTMENT TRUST

RENEWAL ANNUAL INFORMATION FORM

March 27, 2006

TABLE OF CONTENTS

GLOSSARY

Unless the context indicates otherwise, all references to the "Trust" or "RioCan" refer to RioCan Real Estate Investment Trust, and all references to "we", "our" and "us" refers to RioCan Real Estate Investment Trust and its consolidated subsidiaries.

Unless otherwise defined in this annual information form, the following capitalized terms have the meanings set out below.

"1993 Restructuring"	The restructuring of the Trust that was effective as of November 30, 1993, pursuant to which, among other things, the Trust was restructured from an open-end mutual fund trust to a closed-end investment trust;
"1995 Restructuring"	The restructuring of the Trust effective as of July 1, 1995 as described under "The Trust" pursuant to which, among other things, the Trust became internally managed by officers and employees engaged by the Trust rather than by an external asset management company;
"1997 Meeting"	The 1997 annual and special meeting of Unitholders held on June 2, 1997;
"1999 Meeting"	The 1999 annual and special meeting of Unitholders held on May 31, 1999;
"2001 Meeting"	The 2001 annual and special meeting of Unitholders held on May 31, 2001;
"2004 Meeting"	The 2004 annual and special meeting of Unitholders held on June 2, 2004;
"2005 Meeting"	The 2005 annual and special meeting of Unitholders held on May 11, 2005;
"2006 Meeting"	The 2006 annual and special meeting of Unitholders to be held on May 15, 2006;
"Adjusted Unitholders' Equity"	The aggregate amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with Canadian generally accepted accounting principles;
"Aggregate Assets"	The total assets of the Trust plus accumulated amortization of income properties as recorded in the historical cost financial statements of the Trust;
"Board of Trustees"	The board of trustees of the Trust constituted pursuant to the Declaration of Trust and described under "Trustees and Officers - Board of Trustees";
"Declaration of Trust"	The declaration of trust of the Trust most recently amended and restated as of May 11, 2005;

"Management Agreement"	The management agreement between the Trust and Counsel Management Services Inc., pursuant to which Counsel Management Services Inc. provided asset management services to the Trust prior to the 1995 Restructuring and which agreement was terminated as of July 1, 1995;
"Mortgages"	Mortgages, charges, hypothecs, bonds, debentures, notes or other evidence of indebtedness directly or indirectly secured by real property;
"persons"	Individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;
"Rights Plan"	The Unitholder rights plan as evidenced by the Rights Agreement and described under "Unitholder Rights Plan";
"real property"	Property which, in law, is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;
"Specified Convertible Debt Instruments"	Convertible debt instruments issued by the Trust which allow the Trust to issue Units in satisfaction of the principal amount of such debt instruments, such that the Trust would not be required to pay such indebtedness in cash unless it is determined by the Trustees that repayment is preferable to issuing Units;
"Tax Act"	Collectively, the *Income Tax Act* (Canada) and the Regulations thereunder, each as amended;
"Trust"	RioCan Real Estate Investment Trust;
"Trustees"	Collectively, the members of the Board of Trustees;
"Units"	Units of the Trust; and
"Unitholder"	A holder of Units.

RIOCAN REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

THE TRUST

Constating Documents and General Development of the Trust

RioCan Real Estate Investment Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. Prior to November 30, 1993, we operated as a real estate mutual fund offering our Units on a continuous basis under the name "Counsel Real Estate Fund". On November 29, 1993, the Unitholders approved the 1993 Restructuring pursuant to which, among other things, we became a "closed-end" trust. As part of the 1993 Restructuring, we obtained a listing for the Units on the Toronto Stock Exchange and our name was changed to "Counsel Real Estate Investment Trust".

Pursuant to the 1995 Restructuring, we became internally managed by officers and employees engaged by us rather than by an external asset management company. As a result of the 1995 Restructuring: (i) the Management Agreement was terminated; (ii) we directly engaged officers and employees; (iii) the authorized number of members of our advisory committee was increased from five to seven and our advisory committee was reconstituted as the Board of Trustees, collectively serving in replacement for The R-M Trust Company (a predecessor company to CIBC Mellon Trust Company); (iv) our name was changed to "RioCan Real Estate Investment Trust"; and (v) a Unit option plan was created under which options may be granted to our employees (including officers), consultants and Trustees.

Effective as of May 29, 1996, the Unitholders approved two amendments to the Declaration of Trust. The first amendment expanded our permitted investments to enable us to invest in, among other things, equity and debt securities of entities, the assets of which consist primarily of real property and/or investments (direct or indirect) in real property. The second amendment allows the Trustees to cause us to retain up to 10% of our distributable income (as determined in accordance with the provisions of the Declaration of Trust) in a year, if the Trustees have determined that it is in our best interests to do so, having regard for the potential need for us to maintain a reserve to fund certain ongoing capital costs, including recurring mortgage principal repayments and tenant leasing costs.

At the 1997 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including a clarification of the meaning of the term "indebtedness" for certain purposes in the Declaration of Trust. In accordance with this amendment, Specified Convertible Debt Instruments would not be considered to be indebtedness for the purposes of the 50% limit on indebtedness under the Declaration of Trust. As a result of this amendment, the Declaration of Trust provided for two levels of limitations on indebtedness. The first was a general limitation on indebtedness, excluding Specified Convertible Debt Instruments, to 50% of Aggregate Assets. The second limitation was that the combination of the dollar amount of indebtedness other than Specified Convertible Debt Instruments and the principal amount of Specified Convertible Debt Instruments, taken together, could not exceed 65% of Aggregate Assets. For purposes of this calculation, the full principal amount of the indebtedness under Specified Convertible Debt Instruments was considered indebtedness, notwithstanding the presentation of such securities in our financial statements in accordance with Canadian generally accepted accounting principles. As described below, the Declaration of Trust was amended in 2001 to eliminate the two levels of limitations on indebtedness.

The amendment and restatement of the Declaration of Trust as of December 3, 1997 resulted in the insertion of provisions to restrict the ability of non-residents of Canada to acquire, in the aggregate,

50% or more of the outstanding Units. These restrictions were inserted in order to address similar restrictions applicable to us in the Tax Act.

On May 31, 1999, we completed the acquisition of RealFund REIT ("**RealFund**"), at that time Canada's fifth largest real estate investment trust. RealFund owned 43 income-producing properties comprising approximately 4.9 million square-feet. The total cost of the acquisition was approximately $814 million. The purchase price was satisfied by the issuance of 1.45 Units for each RealFund unit and the assumption of liabilities of $379 million.

At the 1999 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including amendments which authorized us to: (i) issue Units on an instalment receipt basis (if deemed desirable to do so); (ii) create one or more additional classes of Units for the purposes of acquisitions or financings by us provided that the terms and conditions of any such Units are not more favourable than the rights, terms and conditions of the existing Units; and (iii) permit us to provide third party guarantees in circumstances where the granting of such guarantees is necessary or desirable in order to further initiatives that are permitted under the Declaration of Trust.

On December 8, 2000, we announced our intention to internalize the property management functions for our properties. We had previously internalized certain functions including leasing, construction management and lease administration. Under this initiative, the day to day management of our portfolio, including the physical maintenance of our properties, the collection of all rents and all accounting related functions is carried out through RioCan Property Services Trust, a wholly-owned trust constituted in accordance with the laws of the Province of Ontario, of which we are the sole unitholder.

At the 2001 Meeting, the Unitholders approved two further amendments to the Declaration of Trust. The first amendment eliminated the two levels of limitations on indebtedness adopted at the 1997 Meeting (such that the concept of Specified Convertible Debt Instruments is no longer included) and replaced them with a single limit on indebtedness of 60% of Aggregate Assets. Notwithstanding this amendment, the Trustees had adopted a policy to limit our indebtedness to 55% of Aggregate Assets, but retain the ability to increase the indebtedness to the 60% threshold. More recently, the Trustees have changed the policy so as to permit the Trust to move closer to the 60% threshold approved by Unitholders. This change in policy was deemed appropriate because, among other reasons, there is a material difference between the book value of Aggregate Assets and that of market values. The fact that leverage limits are measured against book values makes our cost of capital higher than necessary. Further to this change in policy, in 2005 we eliminated four series of outstanding debentures that contained negative covenant patterns that effectively limited our ability to incur indebtedness to an amount equal to 55% of the book value of Aggregate Assets. On March 1, 2005 we announced the redemption of one such series to be completed on March 31, 2005. On March 11, 2005 we completed the redemption of two other such series. The last series matured at the end of April, permitting us to raise leverage limits closer to 60%. Under the second amendment, the calculation of our income for the purposes of determining the minimum amounts required to be distributed to Unitholders was amended such that it no longer includes gains resulting from the sale of real estate assets, other than properties held for resale.

At the 2004 Meeting, the Unitholders approved a series of amendments to the Declaration of Trust. These amendments, each of which is summarized below, served to update the Declaration of Trust's Investment Restrictions and enhance the Trust's ability to compete in its market.

- *Qualification of Units* – A restriction was added to prohibit the Trust from making investments that would result in Units of the Trust not being units of a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada).

- *Joint Ventures* – A restriction was revised to allow the Trust to invest or acquire interests in joint ventures on terms that, in the opinion of management, are commercially reasonable including, without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture management, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties and to provide for the participation of the Trust in the management of joint venture arrangements.

- *Investment in Securities* – A restriction was revised to permit the Trust to invest in all government securities and all money market securities so long as they are securities of, or guaranteed by a Schedule 1 Canadian bank, and to clarify that deposits with a Canadian bank or trust company are allowed, in addition to any other type of investment permitted under the terms of the Declaration of Trust.

- *Ancillary Activities* – A restriction was revised to permit the Trust to acquire and hold interests in businesses which principally involve the ownership, maintenance, improvement, leasing or management of income-producing real property.

- *Futures Contracts* – A restriction prohibiting the Trust from trading futures contracts otherwise than for hedging purposes was deleted in order to permit the Trust to enter into certain types of financing arrangements to mitigate interest rate, currency or other risks relating to the real estate activities of the Trust.

- *Limitation of Liability* - A restriction was amended to allow management to determine which obligations of the Unitholders of the Trust are of such materiality as to require provisions to the effect that the obligations being created are not personally binding on the Trustees or Unitholders.

- *Leases* – A restriction on the Trust's ability to enter into leases and subleases with any person where that person would be leasing property having a fair market value net of encumbrances in excess of 20% of Adjusted Unitholder Equity was revised so as to replace this measure with the relative gross leaseable area leased by that person compared to the aggregate gross leaseable area of the Trust's entire portfolio, which the Trustees believe is a more objective measure. The above restriction was further revised to allow the Trust to enter into leases and subleases where the lessee or sublessee or the lease or sublease is guaranteed by, among others, a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada, or any corporation of which any of the bonds, debentures or other evidence of indebtedness of or guaranteed by which, have received and continue to hold an investment grade rating at the time the leasing arrangements are entered into.

- *Investments in Mortgages* – The restriction on the Trust's ability to invest only in mortgages with an amortization period of 30 years or less was removed.

- *Computation of Income* - The "Computation of Income" portion of the Declaration of Trust was revised to include a definition of "Distributable Income" and to provide for its calculation on a consolidated basis, based on net income of the Trust computed in accordance with the Canadian generally accepted accounting principles.

At the 2005 Meeting, the Unitholders approved an amendment to the Declaration of Trust so as to permit the Trustees, where they determine it appropriate to do so in any year, to cause the Trust to

retain up to 20% of its distributable income (determined in accordance with the terms of the Declaration of Trust) from the distributions paid to Unitholders.

On August 27, 2001, we executed a letter of intent with Kimco Realty Corp. ("**Kimco**"). Kimco (NYSE:KIM) is the largest owner and operator of neighbourhood and community shopping centres in the United States, owning interests in over 600 properties aggregating approximately 90 million square-feet of gross leasable area. Pursuant to the letter of intent, we and Kimco agreed (i) on the terms of an offering of special warrants, (ii) to each commit Cdn$50 million on a joint venture basis for property acquisitions and development projects in Canada, and (iii) to form a strategic alliance to offer tenants a North American solution to their location needs as well as achieve benefits from ancillary revenue opportunities to be applied to our combined portfolio. On January 21, 2002, we and Kimco announced an agreement to expand this joint venture through the commitment by each of us of a further Cdn$100 million. On September 9, 2002 we and Kimco announced a further agreement to each invest up to an extra Cdn$100 million (bringing the total to Cdn$500 million). This commitment expired on January 18, 2003. As at the date of this annual information form, we and Kimco hold 34 properties totalling approximately 7.9 million square-feet on a joint venture basis. We provide the property management and leasing services for all the properties that are owned by the joint venture. Kimco has the right to terminate the management agreements pursuant to which we provide such services if both Mr. Edward Sonshine and Mr. Frederic Waks cease to act as President and Senior Vice President of the Trust, respectively. Pursuant to the terms of the letter of intent described above, we agreed to provide Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada being undertaken by us. Although this exclusive right of first refusal expired on January 18, 2003, the parties continue to assess potential joint investments on an ongoing basis. RioCan provides guarantees in favour of third parties, primarily on behalf of partners and co-owners for their share of mortgage indebtedness. As at December 31, 2005, guarantees in the aggregate amount of approximately $236.7 million were provided by us on behalf of Kimco for properties held in this joint venture.

On August 21, 2003 we announced the formation of the RioCan Retail Value Limited Partnership (the "**Partnership**") with the Ontario Municipal Employees Retirement System and the Teachers Insurance and Annuity Association – College Retirement Equities Fund ("**TIAA-CREF**"). The business of the Partnership is to acquire under-performing shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. We will use our expertise in redevelopment and leasing to improve the cash flow quality and liquidity of properties acquired. The partners have committed to invest $200 million (of which our share is up to $30 million) which, when taken together with third-party debt, will enable the Partnership to invest more than $500 million in targeted investments. On September 29, 2005, we announced that the Trust had committed the full capital resources of the Partnership. While our core investment strategy is to focus on stabilized, low-risk retail properties, there are acquisition opportunities where value-added potential exists that are not suitable for us as a sole investor. The Partnership provides us with a vehicle that enables us to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the Partnership. In the event that the services of both Mr. Edward Sonshine and Mr. Frederic Waks are no longer available to the Partnership or to the Trust, the Ontario Municipal Employees Retirement System and TIAA-CREF have the right, acting jointly, to initiate the disposition and liquidation of the assets of the Partnership.

On October 6, 2004, we announced the formation of a joint venture with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both us and CPP Investment Board. In addition, we will provide property management, asset management,

leasing, development and construction management services for the centres acquired with the CPP Investment Board. As at the date of this annual information form, no acquisitions have been made pursuant to this venture.

On February 13, 2006, we announced the formation of RioCan Retail Value Limited Partnership II ("**RRVLP II**") with TIAA-CREF. The purpose of RRVLP II is to invest in assets with a predominantly retail component where we believe we can undertake value-added activities to increase the operating income of a property and then dispose of these assets over a period of five years. Such value-added activities may include: remerchandising the asset to enhance the overall tenant mix; realizing on expansion or redevelopment opportunities; solidifying the income from the existing tenant base; extending the terms of the existing tenant base; and increasing the proportion of national and anchor tenants. We will be the manager for the joint venture responsible for overseeing all initiatives undertaken to improve the cash flow quality and liquidity of properties acquired including all asset and property management, leasing and construction management services. In the event that Mr. Edward Sonshine and Mr. Frederic Waks or Mr. Edward Sonshine and Ms. Katherine Ritcey are not sufficiently available to perform services under the venture's property and asset management agreements, then TIAA-CREF can choose to cease the acquisition of future properties and/or dispose of the assets of RRVLP II. The Trust and TIAA-CREF have committed to invest a total of $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments.

Our operations, including the management of our investments, are subject to the control and direction of the Trustees. The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations.

Our purpose is to deliver to our Unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so by following the strategy of owning, developing, managing and operating Canadian retail real estate.

Our principal office is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario, M5X 1E2. As at February 28, 2006, we had 620 employees.

We are not a mutual fund and are not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

We are not a trust company, and, accordingly, are not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as we do not carry on, nor intend to carry on, the business of a trust company.

BUSINESS OF THE TRUST

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of creating stable and growing distributable income ("**recurring distributable income**" or "**RDI**").

The specific retail areas in which we invest are:

- New format retail centres.

New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by

supermarkets and junior department stores and may include an entertainment component (movie theatres, large-format bookstores and restaurants) and a fashion component.

- Neighbourhood convenience unenclosed centres.

Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square-feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Urban retail properties.

Urban retail properties are high-quality, innovative multi-level format retail centres, typically comprising 100,000 to 250,000 square-feet, located in Canada's six metropolitan markets having in excess of one million people. The centres are situated in high-density locations and may sometimes be part of a multi-use complex.

Increasingly our focus is to own properties mainly in those primary Canadian markets that have consistently experienced population growth, being: Toronto, Ontario; Calgary, Alberta; Edmonton, Alberta; Vancouver, British Columbia; Ottawa, Ontario; and Montreal, Quebec. RioCan also owns properties in strong secondary markets which show growth and where our long-term goal is to own the dominant centres in those markets, such as Kingston, Ontario and Quebec City, Quebec. However, the above stated general direction will not preclude the acquisition of stable and low risk retail properties outside primary growth areas.

Generally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants than in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are generally stable and low risk retail properties.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Such initiatives may be undertaken on our own or with partners. Programs commenced as part of this strategy include:

- The RioCan Retail Value L.P. and RioCan Retail Value L.P. II, partnerships that acquire properties for purposes of redevelopment or repositioning with the intention of resale; and

- Properties held for resale (acquired or developed both directly and indirectly through our mezzanine lending program).

Properties held for resale are properties acquired or developed where we have no intention of their being owned on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period and sales proceeds.

BORROWING

The Declaration of Trust currently provides that the maximum aggregate amount of indebtedness that we may incur at any time is restricted to 60% of Aggregate Assets, calculated in accordance with

Canadian generally accepted accounting principles. As at February 28, 2006, our aggregate amount of indebtedness amounted to approximately 55.5% of Aggregate Assets.

We may not directly or indirectly guarantee any indebtedness or liabilities of any kind, except: (i) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation wholly-owned by us and operated solely for the purpose of holding a particular real property or properties; (ii) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation of which we are a shareholder and which is operated solely for the purpose of holding a particular real property or real properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of our interest in the real property or real properties (as applicable), in both instances where such Mortgage, if granted by us directly, would not cause us to contravene the borrowing restrictions described in the preceding paragraph; or (iii) where the granting of such guarantee is necessary or desirable in order to further the initiatives that are permitted under the Declaration of Trust.

INVESTMENT RESTRICTIONS

The Declaration of Trust provides for the following limitations and restrictions on the investments which can be made on our behalf:

(a) The Trust may not make any investment that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans or that would result in the Trust paying a tax under the registered investment provisions of the Tax Act imposed for exceeding certain investment limits, or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the Tax Act.

(b) The Trust may not acquire any single investment in real property (in the case of investment in securities of companies, determined on a property by property basis in such company's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust or such greater percentage as is permitted from time to time under the Tax Act but in any event not greater than 20% of the Adjusted Unitholders' Equity, provided that the foregoing does not require the Trust to sell any of its real property held on November 30, 1993 which does not comply with the foregoing.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("**joint venturers**") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in the Section titled "Investment Restrictions" and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "**joint venture entity**"),

including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or a province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other permitted investments, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of the Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

  (i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

  (ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust may not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is in the judgement of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, the Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or officers, employees or agents of the Trust, but the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leasable area in excess of 20% of the aggregate gross leasable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where an aggregate gross leasable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leasable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or in the United States, or any agency or crown corporation thereof, or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86 (l), (m) or (n) of such Act in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a Mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the Mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in Mortgages, other than Mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust may not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a Mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k), and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of such corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly-owned by the Trust are deemed to be those of the Trust.

DESCRIPTION OF UNITS AND DECLARATION OF TRUST

General

The Trust is an unincorporated closed-end trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. The Trust qualifies as a unit trust and a mutual fund trust for the purposes of the Tax Act.

The Trust is a registered investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, each as defined under the Tax Act, and, as such, Units are qualified investments for such registered plans. Units are also qualified investments under the Tax Act for such registered plans as a result of the Trust's status as a mutual fund trust for the purposes of the Tax Act.

A closed-end trust that qualifies as a unit trust for the purposes of the Tax Act must generally comply with specific restrictions in respect of the nature and type of investments held by the trust if the trust is to maintain such unit trust status. If a trust ceases to be a unit trust, it will also cease to be a mutual fund trust for the purposes of the Tax Act. The Trust is accorded special status under the Tax Act because the Trust was a unit trust (as that term was defined at that time) throughout a calendar year that ended before 1994, the fair market value of the Trust's property at the end of 1993 was primarily attributable to real property, and the value of the Trust's property currently is primarily attributable to real property. As a result, the Trust is considered a "grandfathered" unit trust and does not have to comply with many restrictions that would otherwise apply to a closed-end unit trust pursuant to the provisions of the Tax Act. These restrictions include, for example, a requirement that at least 80% of a trust's property must consist of certain properties (such as shares, cash, marketable securities and real property situated in Canada or rights or interests to acquire such properties) and a requirement that not more than 10% of a trust's property consist of bonds, securities or shares of any one debtor or corporation. Accordingly, the Trust's "grandfathered" status is beneficial to the Trust as it allows for greater flexibility and opportunities in respect of the investments that can be made and held by the Trust.

Units

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Effective as of February 12, 1998, the outstanding Units were subdivided on a two for one basis.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued (although the Trust is permitted to issue Units on an instalment receipt basis)

and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan as described under "Distribution Reinvestment Plan", no fractional Units of the Trust are, or will be, issued.

Under the terms of the 1993 Restructuring, a meeting of the Unitholders was to be held on or before November 30, 1998 for the purpose of voting on whether the Trust should be continued in its present form, continued in a restructured form or terminated. At the 1997 Meeting, Unitholders confirmed that the Trust should retain its present structure on a going forward basis.

At the 1999 Meeting, the Unitholders agreed to an amendment of the Declaration of Trust so as to authorize the Trust to create one or more additional classes of units of the Trust for the purposes of acquisitions or financings by the Trust provided that the terms and conditions of any such units are not more favourable than the terms and conditions of the existing Units.

Meetings of Unitholders

Annual meetings of Unitholders are called for the election of Trustees and the appointment of the auditors of the Trust. At all meetings of the Unitholders, each Unitholder is entitled to one vote in respect of each Unit held.

The Declaration of Trust provides that a meeting of the Unitholders must be called and held to permit the Unitholders to vote for:

(a) the appointment or removal of auditors of the Trust; provided that, if at any time, a vacancy occurs in the position of auditors of the Trust, the Board of Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders;

(b) the appointment or removal of a member of the Board of Trustees (except in certain circumstances provided for in the Declaration of Trust);

(c) any amendments to the Declaration of Trust (other than the type of amendments which may be made by the Board of Trustees without Unitholder approval as described below under "Amendments to Declaration of Trust");

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Information and Reports

The registered holder of a Unit has the right to examine the Declaration of Trust during normal business hours and also has the right to obtain a list of the registered holders of Units to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*.

Unitholders are provided in each year with information similar to that provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*. Audited annual comparative financial statements are provided to Unitholders for each fiscal year within 90 days after the end of the fiscal year reported on. Unaudited quarterly financial statements are provided to Unitholders within 45 days after the end of the period reported on.

Amendments to Declaration of Trust

The Declaration of Trust may be amended from time to time with the approval of the Unitholders by a majority of votes cast at a duly constituted Unitholder meeting called for such purpose. The Board of Trustees may, without the approval of the Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) as the Trustees in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; or

(f) which, in the opinion of the Trustees, are not prejudicial to Unitholders and are necessary or desirable.

The Declaration of Trust may not be amended so as to change any right with respect to any outstanding Units by reducing the amount payable thereon upon the termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except with the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

Purchases of Units

The Trust may from time to time purchase Units in accordance with the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. Unitholders do not have the right to require the Trust to purchase their Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owners of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may

consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by such trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, a trust were to lose its mutual fund trust status as a result of the application of the draft amendments, such trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is our understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted. Depending on the final form of the draft amendments, if enacted, it may be necessary to amend the Declaration of Trust to take into account these new restrictions. This amendment may be made without Unitholder approval.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer.

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" guidelines that serve to protect Unitholders while, at the same time, not creating undue limitations on the Trust's operations. The Declaration of Trust contains provisions, similar to those contained in the statutes which govern corporations, that require any officer of the Trust or Trustee to disclose to the Board of Trustees any interest in a material contract or proposed material contract with the Trust (including a contract involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract with the Trust. Such disclosure is required to be made at the first meeting at which a proposed contract is considered. In the event that a material contract or proposed material contract is one that in the ordinary course of the Trust's business would not require approval by the Board of Trustees or a committee thereof, the officer or Trustee is required to disclose in writing to the Board of Trustees or request to have entered into the minutes of a meeting of the Board of Trustees the nature and extent of his or her interest forthwith after the officer or Trustee becomes aware of the contract or proposed contract. In any case, an officer or Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to his or her remuneration as an employee or agent of the Trust or one for indemnity or insurance under the provisions of the Declaration of Trust or the purchase of liability insurance.

DESCRIPTION OF OTHER SECURITIES AND RATINGS

As at March 27, 2006, we had outstanding the following debentures (collectively, the "**Debentures**"): (i) $110,000,000 aggregate principal amount of 5.29% Series D senior unsecured debentures, due on September 21, 2009, payable semi-annually; (ii) $110,000,000 aggregate principal amount of 3.85% Series E senior unsecured debentures, due on January 4, 2008, payable semi-annually; (iii) $200,000,000 aggregate principal amount of 4.91% Series F senior unsecured debentures, due March 8, 2011, payable semi-annually; (iv) $150,000,000 aggregate principal amount of 5.23% Series G senior unsecured debentures, due on March 11, 2013, payable semi-annually; (v) $100,000,000 aggregate principal amount of 4.70% Series H senior unsecured debentures, due on June 15, 2012, payable semi-annually; (vi) $100,000,000 aggregate principal amount of 5.953% Series I senior unsecured debentures, due on February 6, 2026, payable semi-annually; and (vii) $100,000,000 aggregate principal amount of 4.938% Series J senior unsecured debentures, due on March 24, 2010.

Standard & Poor's ("**S&P**") and the Dominion Bond Rating Service Limited ("**DBRS**") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided us with an entity credit rating of BBB and a credit rating of BBB- relating to our Debentures. DBRS has provided us with a credit rating of BBB (stable) relating to our Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of expected stability in an income trust's distributable cash flow generation relative to other Canadian REITS and income trusts (SR-1) to the lowest degree of expected stability of cash distribution relative to other Canadian REITs and income trusts (SR-7). Our S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). We have a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated us with the highest stability rating for any REIT in Canada.

REAL ESTATE ASSETS

We own a portfolio of income producing properties primarily comprised of shopping centres across a broad geographic base. We have a broad source of income (having approximately 4,900 separate tenants), which management believes will avoid significant exposure to the financial performance of any of our tenants. The following information reflects our portfolio as at December 31, 2005.

Portfolio Overview

Set out below is information relating to our portfolio. Specific information is set out below under the heading "Property Specific Information".

Total Area (sq. ft.)	28,524,462
Total Number of Tenants	4,924
Occupancy	97.1%

Geographic Distribution (based on revenue)

Province	Percentage of Portfolio	Number of Properties
Ontario	62.6%	118
Quebec	17.8%	32
Alberta	8.8%	15
British Columbia	6.3%	12
New Brunswick	2.4%	5
Saskatchewan	0.7%	2
Manitoba	0.6%	1
Prince Edward Island	0.5%	1
Newfoundland	0.3%	1
Total	100.0%	187

Anchor & National Tenants

Percentage of Area	82.42%
Percentage of Gross Revenue	82.35%

Top Ten Sources of Revenue By Tenant

Tenant	Percentage of Gross Revenue	Average Remaining Lease Term (yrs)
Famous Players/Cineplex/Galaxy Cinemas	6.7%	16.2
Metro/A&P/Dominion/Super C/Loeb/Food Basics	6.1%	10.9
Zellers/The Bay/Home Outfitters	5.3%	9.7
Wal-Mart	4.4%	12.1
Loblaws/No Frills/Fortinos/Zehrs/Maxi	4.0%	8.3
Canadian Tire/Part Source/Mark's Work Wearhouse	3.5%	14.3
Winners/HomeSense	3.4%	7.0
Staples/Business Depot	2.5%	9.8
Reitmans/Penningtons/Smart Set/Addition Elle/Thyme Maternity	1.7%	5.2

Shoppers Drug Mart	1.5%	7.7
Total	39.1%	

Lease Expiries

Year	2006	2007	2008	2009	2010
Square-feet	1,390,013	2,052,848	2,220,256	2,856,958	2,588,211
Percentage	4.9%	7.2%	7.8%	10.0%	9.1%

Debt Repayment Schedule (in thousands of dollars)

Future repayments by year of maturity	Scheduled principal amortization	Principal maturities	Total debt	Percentage of total debt outstanding	Principal maturities: Weighted average interest rate
2006	46,286	82,934	129,220	5.3%	6.3%
2007	45,679	222,911	268,590	11.1%	6.4%
2008	41,722	270,596	312,318	12.9%	5.2%
2009	39,251	295,659	334,910	13.8%	6.2%
2010	31,071	237,993	269,064	11.1%	7.3%
2011	25,983	249,965	275,948	11.4%	5.4%
2012	23,040	222,230	245,270	10.1%	6.1%
2013	20,978	282,422	303,400	12.5%	5.9%
2014	15,140	89,144	104,284	4.3%	6.3%
2015	13,098	100,298	113,396	4.7%	4.9%
2016	11,451	10,674	22,125	0.9%	5.4%
2017	11,974	2,351	14,325	0.6%	7.4%
2018	8,886	2,338	11,224	0.5%	7.5%
2019	4,843	—	4,843	0.2%	7.1%
2020	2,027	—	2,027	0.1%	7.8%
2023	—	5,400	5,400	0.2%	7.2%
2034	—	6,933	6,933	0.3%	6.8%
	$ 341,429	**$ 2,081,848**	**$ 2,423,277**	**100.0%**	**6.1%**

5.4 years weighted average term to maturity

Property Specific Information

The following information reflects the property specific information for our portfolio as at December 31, 2005:

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Alberta						
Brentwood	Calgary, AB	50%	156,166	312,332	100.0%	Safeway, London Drugs,

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Village						Sears Whole Home, Linens 'N' Things
Christy Corners	Edmonton, AB	100%	75,836	75,836	100.0%	Cineplex Odeon Cinemas
Glenmore Landing	Calgary, AB	50%	73,617	147,234	100.0%	Safeway
Jasper Gates Shopping Centre	Edmonton, AB	100%	94,460	149,460	100.0%	London Drugs, Safeway*
Lethbridge Towne Square	Lethbridge, AB	100%	79,396	79,396	94.2%	London Drugs
Mayfield Common	Edmonton, AB	30%	129,227	430,757	100.0%	Winners, HomeSense, Save-On-Foods, Office Depot
Northgate Village Shopping Centre	Calgary, AB	100%	279,694	406,784	98.7%	Safeway, Gold's Gym, JYSK, Staples, Home Depot*
RioCan Centre Grande Prairie I	Grande Prairie, AB	100%	217,771	317,771	100.0%	Rona, London Drugs, Cineplex Odeon Cinemas, Staples, Wal-Mart*
RioCan Centre Grande Prairie II	Grande Prairie, AB	50%	31,707	63,414	100.0%	Winners, Michaels
RioCan Shawnessy	Calgary, AB	50%	234,504	839,653	100.0%	Zellers, Staples, Future Shop, Winners, Co-op*, Home Depot*, Canadian Tire*, Wal-Mart*
RioCan Signal Hill Centre	Calgary, AB	100%	453,693	568,693	100.0%	Zellers, Winners, Staples, Chapters, Real Canadian Superstore*
Riverbend Square Shopping Centre	Edmonton, AB	100%	136,091	136,091	100.0%	Safeway, Shoppers Drug Mart
South Edmonton Common	Edmonton, AB	50%	214,373	979,816	100.0%	London Drugs, The Brick, Home Outfitters, Old Navy, Wal-Mart*, Home Depot*, Real Canadian Superstore*, Cineplex Odeon Cinemas*, Best Buy*, Staples*
Southland Crossing Shopping Centre	Calgary, AB	100%	132,072	132,072	98.2%	Safeway
South Trail Crossing	Calgary, AB	100%	282,770	432,770	95.8%	Co-Op, Winners, Staples, Sport Chek*, Wal-Mart*, Safeway*
British Columbia						
Abbotsford Power Centre	Abbotsford, BC	50%	107,607	455,214	100.0%	Winners, Zellers, Costco*, Rona/Revy*

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
2290 Cambie Street	Vancouver, BC	100%	148,215	148,215	100%	Canadian Tire, Best Buy
Clearbrook Town Square	Abbotsford, BC	50%	94,132	188,264	100%	Safeway, Staples
Dilworth Shopping Centre	Kelowna, BC	100%	197,432	197,432	95.3%	Safeway, Staples
Parkwood Place Shopping Centre	Prince George, BC	50%	186,363	372,726	95.6%	The Bay, London Drugs, Staples, Famous Players
Peninsula Village Shopping Centre	South Surrey, BC	50%	85,363	170,726	100.0%	Safeway, London Drugs
RioCan Langley Centre	Langley, BC	50%	190,319	380,638	100.0%	Winners, Sears Whole Home, HomeSense, Chapters, Future Shop
Strawberry Hill Shopping Centre	Surrey, BC	50%	166,405	332,810	99.6%	Home Depot, Cineplex Odeon Cinemas, Winners, Chapters, Sport Chek
The Junction Shopping Centre	Mission, BC	50%	133,802	315,604	98.8%	Save-On-Foods, Famous Players, London Drugs, Canadian Tire*
Tillicum Centre	Victoria, BC	50%	228,594	457,188	99.6%	Zellers, Famous Players, Safeway, Winners, London Drugs, Old Navy, Linens 'N' Things
Vernon Square Shopping Centre	Vernon, BC	100%	98,110	151,110	97.6%	London Drugs, Safeway*
Manitoba						
Kildonan Crossing Shopping Centre	Winnipeg, MB	100%	178,874	178,874	96.2%	Safeway, Petcetera
New Brunswick						
Brookside Mall	Fredericton, NB	50%	138,165	276,330	96.8%	Zellers, Sobeys, Rossy
Chaleur Centre	Bathurst, NB	100%	275,053	275,053	52.0%	Wal-Mart
Madawaska Centre	St. Basile, NB	100%	271,820	271,820	85.5%	Zellers, Staples
Northumberland Square	Miramichi, NB	100%	208,349	208,349	94.8%	Zellers, Shoppers Drug Mart
Wheeler Park Power Centre	Moncton, NB	100%	271,973	647,588	100.0%	Sears Whole Home, Winners, Staples, Old Navy, Famous Players, Costco*, Kent*, Loblaws*
Newfoundland						
Trinity Conception	Carbonear, NF	100%	183,160	183,160	92.7%	Dominion, Wal-Mart

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Square						

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Ontario						
404 Town Centre	Newmarket, ON	50%	124,690	249,380	98.7%	Zellers, A&P
1000 Islands Mall	Brockville, ON	15%	39,998	266,653	90.6%	Sears, Shoppers Drug Mart, Staples Business Depot, Galaxy Cinemas
1705 Avenue Road	Toronto, ON	100%	7,764	11,444	100.0%	TD Canada Trust
1717 Avenue Road	Toronto, ON	100%	17,373	17,373	100.0%	L.C.B.O., Blockbuster
1980-2040 Eglinton Avenue East	Scarborough, ON	100%	45,025	45,025	100.0%	Staples
Adelaide Centre	London, ON	100%	80,938	80,938	100.0%	A&P
Albion Centre	Toronto, ON	50%	174,700	349,400	100.0%	Canadian Tire, Fortino's
Barrie Loblaws	Barrie, ON	100%	71,821	71,821	100.0%	Zehrs
Belleville Plaza	Belleville, ON	100%	89,237	89,237	100.0%	Stream International
Belleville Wal-Mart Centre	Belleville, ON	100%	210,626	210,626	100.0%	Wal-Mart, Office Depot
Bell Front Shopping Centre	Belleville, ON	100%	110,256	160,256	97.6%	Super C, Canadian Tire*
Cambrian Mall	Sault Ste. Marie, ON	100%	129,515	311,346	93.6%	Winners, Sport Chek, Canadian Tire*, Loblaws*
Churchill Plaza	Sault Ste. Marie, ON	100%	167,383	167,383	89.2%	A&P, The Beer Store, Pharma Plus, A Buck or Two, CIBC
City View Plaza	Nepean, ON	100%	60,097	60,097	100.0%	Lebaron Sports
Clarkson Crossing	Mississauga, ON	50%	100,808	201,616	98.7%	Dominion, Canadian Tire, Shoppers Drug Mart
Clarkson Village Shopping Centre	Mississauga, ON	100%	64,309	64,309	97.6%	HomeSense, Sport Mart
Colborne Plaza	Brantford, ON	100%	70,397	70,397	94.4%	Zehrs
Coliseum Theatre	Ottawa, ON	100%	73,584	73,584	100.0%	Cineplex Odeon Cinemas

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Collingwood Centre	Collingwood, ON	100%	236,096	236,096	98.8%	Zellers, Price Chopper, Canadian Tire
Commissioners Court Plaza	London, ON	100%	94,140	94,140	97.4%	Food Basics
Coulter's Mill Marketplace	Thornhill, ON	100%	73,740	73,740	93.0%	Staples
County Fair Mall	Smiths Falls, ON	100%	162,942	162,942	94.7%	Zellers, Food Basics
Donald Plaza & RioCan St. Laurent	Ottawa, ON	50%	154,644	309,288	98.0%	Zellers, Loeb, Winners, Food Basics
Dougall Plaza	Windsor, ON	100%	128,733	128,733	98.4%	Food Basics
East Park Centre	Windsor, ON	100%	68,432	68,432	100.0%	Value Village
Eastcourt Mall	Cornwall, ON	100%	180,355	180,355	100.0%	Zellers
Elmvale Acres Shopping Centre	Ottawa, ON	100%	146,803	146,803	98.8%	Loblaws, Pharma Plus
Empress Walk	Toronto, ON	100%	180,811	238,811	98.7%	Famous Players, Staples, Future Shop, Loblaws*
Enterprise Plaza	Windsor, ON	100%	49,629	49,629	97.4%	United Furniture Warehouse
Fallingbrook Shopping Centre	Ottawa, ON	100%	97,549	97,549	100.0%	Loeb, Shoppers Drug Mart
Five Points Shopping Centre	Oshawa, ON	100%	369,376	369,376	99.1%	Zellers, A&P, Staples, Winners, Sears
Frontenac Mall	Kingston, ON	15%	40,928	272,853	74.1%	Premier Fitness, Food Basics, Liquidation World
Galaxy Centre	Owen Sound, ON	100%	91,563	91,563	100.0%	No Frills, Galaxy Cinemas
Gloucester Silver City	Gloucester, ON	60%	136,328	287,213	100.0%	Famous Players, Chapters, Future Shop, Old Navy, Loblaws*
Goderich Wal-Mart Centre	Goderich, ON	100%	96,930	204,786	100.0%	Wal-Mart, Canadian Tire*, Zehrs*
Green Lane Centre	Newmarket, ON	33%	53,085	416,700	100.0%	Michaels, PETsMART, Linens 'N' Things, Costco*
Hamilton Highbury Plaza	London, ON	100%	5,269	5,269	100.0%	
Hartsland Market Square	Guelph, ON	100%	108,715	108,715	100.0%	Zehrs
Heart Lake Town Centre	Brampton, ON	100%	127,489	127,489	100.0%	A&P
Highbury Shopping Plaza	London, ON	100%	70,932	70,932	100.0%	Premier Fitness, Shoppers Drug Mart

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Hunt Club Centre	Ottawa, ON	100%	66,989	66,989	97.6%	A&P
Hy & Zel's Centre	Brampton, ON	100%	32,294	32,294	100.0%	Hy & Zel's
Innes Road Plaza	Ottawa, ON	100%	47,658	167,658	100.0%	PETsMART, Costco*
Kanata Centrum Shopping Centre	Kanata, ON	100%	316,402	496,402	100.0%	Wal-Mart, Chapters, Loblaws, Canadian Tire*, AMC Theatres*
Kendalwood Park Plaza	Whitby, ON	50%	77,223	154,446	96.2%	Price Chopper, Value Village, Shoppers Drug Mart
Kennedy Commons	Toronto, ON	50%	193,487	467,974	100.0%	AMC Theatres, The Brick, Dominion, Sears Whole Home, Chapters, Rona*
Langstaff Place Shopping Centre	Woodbridge, ON	100%	37,769	62,769	100.0%	No Frills*
Lawrence Square	Toronto, ON	100%	680,324	680,324	98.7%	Zellers, Fortino's, Canadian Tire
Lincoln Fields Shopping Centre	Ottawa, ON	50%	144,766	289,532	94.2%	Wal-Mart, Loeb
London Plaza	London, ON	100%	138,409	138,409	35.2%	Value Village
Markington Square	Scarborough, ON	100%	174,997	174,997	100.0%	Zellers, Dominion, Shoppers Drug Mart
Meadowlands Power Centre	Ancaster, ON	100%	145,573	589,177	100.0%	HomeSense, Future Shop, Sport Chek, Costco*, Staples*, Home Depot*, Zellers*, Sobeys*
Midtown Mall	Oshawa, ON	100%	136,092	176,092	96.7%	Shoppers Drug Mart, A&P*
Millcroft Shopping Centre	Burlington, ON	50%	185,227	370,454	97.2%	Zellers, Canadian Tire, Ultra Mart
Miracle Plaza	Hamilton, ON	100%	83,765	83,765	100.0%	A&P
Mississauga Plaza	Mississauga, ON	100%	174,626	174,626	100.0%	Zellers, Price Chopper
Mountain Plaza Mall	Hamilton, ON	15%	34,882	232,547	98.0%	Wal-Mart
New Liskeard Wal-Mart Centre	New Liskeard, ON	100%	82,742	127,498	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza	Niagara Falls, ON	100%	143,825	143,825	100.0%	Zellers, IGA

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Niagara Square	Niagara Falls, ON	15%	61,492	409,947	89.6%	The Bay, Cineplex Odeon Cinemas, Sport Chek, Shoppers Drug Mart, Winners, Future Shop, Linen 'N' Things
Norwest Plaza	Kingston, ON	100%	40,603	40,603	100.0%	Petcetera
Oakridge Centre	London, ON	100%	39,557	39,557	100.0%	Pharma Plus, CIBC
Orillia Square Mall	Orillia, ON	100%	310,436	310,436	99.8%	Zellers, Canadian Tire, No Frills, Staples
Pickering Annex	Pickering, ON	15%	36,125	275,376	100.0%	Staples, DeBoers*
Pine Plaza	Sault Ste. Marie, ON	100%	42,380	42,380	97.9%	A&P
Port Elgin Shopping Centre	Port Elgin, ON	100%	47,076	82,076	100.0%	Giant Tiger, Canadian Tire*
Premier Plaza	St. Catharines, ON	100%	144,541	144,541	95.3%	Premier Fitness, Canadian Tire (call centre)
Renfrew Mall	Renfrew, ON	100%	138,528	138,528	47.8%	Teletech Canada
RioCan Centre Kingston	Kingston, ON	100%	519,610	640,655	100.0%	HomeSense, Old Navy, Cineplex Odeon Cinemas, Sears, Staples, Winners, Future Shop, Home Outfitters, The Brick, Best Buy, Home Depot*
RioCan Centre London North	London, ON	100%	105,040	165,040	100.0%	Chapters, PETsMART, Loblaws*
RioCan Centre London South	London, ON	100%	139,150	139,150	98.9%	A&P
RioCan Centre Newmarket	Newmarket, ON	40%	26,688	66,720	100.0%	Staples, Mark's Work Wearhouse (Canadian Tire)
RioCan Centre Sudbury	Sudbury, ON	50%	192,239	649,874	100.0%	Famous Players, Sears, HomeSense, Staples, Chapters, Winners, Home Depot*, Costco*
RioCan Centre Thunder Bay	Thunder Bay, ON	100%	284,689	284,689	100.0%	Wal-Mart, Staples, Future Shop, Winners, Chapters
RioCan Centre Windsor	Windsor, ON	100%	239,321	349,321	100.0%	Famous Players, Sears, The Brick, Staples, Costco*
RioCan Colossus Centre	Vaughan, ON	60%	333,167	685,278	99.5%	HomeSense, Office Place, Rona/Revy, Famous Players, Costco*

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
RioCan Durham Centre	Ajax, ON	100%	858,994	1,239,994	100.0%	Zellers, Best Buy, Old Navy, HomeSense, Winners, Chapters, Future Shop, Linens 'N' Things, Wal-Mart, Canadian Tire, Cineplex Odeon Cinemas, Home Depot*, Loblaws*, Costco*
RioCan Fairgrounds	Orangeville, ON	100%	320,640	464,715	100.0%	Wal-Mart, Commisso's, Winners, Galaxy Cinemas, Future Shop, Home Depot*, Canadian Tire*
RioCan Hall	Toronto, ON	100%	246,888	246,888	100.0%	Famous Players, Chapters
RioCan Leamington	Leamington, ON	100%	192,891	192,891	100.0%	Wal-Mart, A&P
RioCan Leaside Centre	Toronto, ON	50%	66,518	133,036	100.0%	Canadian Tire, Future Shop
RioCan Marketplace	Ottawa, ON	62.5%	252,237	518,579	100.0%	Wal-Mart, Winners, Staples, Galaxy Cinemas, Indigo, Loblaws*
RioCan Marketplace	Toronto, ON	33%	48,764	147,770	100.0%	Winners, Home Depot*, Real Canadian Superstore*
RioCan Merivale Place	Nepean, ON	100%	187,873	187,873	100.0%	Your Independent Grocer, Winners, Home Outfitters
RioCan Niagara Falls	Niagara Falls, ON	100%	269,136	367,711	100.0%	Wal-Mart, Staples, Zehrs*, Home Depot*
RioCan Thickson Ridge	Whitby, ON	50%	181,520	493,040	100.0%	Sears Whole Home, Future Shop, Home Outfitters, Winners, Home Depot*
RioCan Warden	Toronto, ON	100%	232,367	232,367	100.0%	Wal-Mart, Winners, Future Shop
RioCan West Ridge	Orillia, ON	100%	235,197	365,197	100.0%	Food Basics, Wal-Mart, Galaxy Cinemas, Home Depot*
RioCentre Newmarket	Newmarket, ON	100%	94,169	94,169	100.0%	Dominion, Shoppers Drug Mart
RioCentre Oakville	Oakville, ON	100%	106,884	106,884	97.3%	A&P, Shoppers Drug Mart
RioCentre Thornhill	Thornhill, ON	100%	140,345	140,345	100.0%	No Frills, Winners, HomeSense
Rona Centre	Toronto, ON	100%	134,370	134,370	100.0%	Rona
Sandalwood Square Shopping Centre	Mississauga, ON	100%	107,860	107,860	100.0%	Commisso's
Sherwood Forest Mall	London, ON	100%	218,968	218,968	100.0%	A&P, Shoppers Drug Mart, Goodlife Fitness

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Shoppers World Brampton	Brampton, ON	100%	643,067	781,067	99.9%	Zellers, Canadian Tire, Price Chopper, Winners, Staples, The Bay*
Shoppers World Danforth	Toronto, ON	50%	164,410	328,820	99.8%	Zellers, Dominion, Staples
South Hamilton Square	Hamilton, ON	100%	304,433	304,433	100.0%	Zellers, Fortino's, Shoppers Drug Mart
Southgate Shopping Centre	Ottawa, ON	100%	72,669	72,669	100.0%	Loeb, Shoppers Drug Mart
St. Clair Beach Shopping Centre	Windsor, ON	100%	76,001	126,001	83.7%	Zehrs*
Stratford Centre	Stratford, ON	100%	160,082	160,082	100.0%	Zellers, Food Basics
Sudbury Supermall	Sudbury, ON	100%	136,033	191,777	100.0%	Zellers, Your Independent Grocer*
Timiskaming Square	New Liskeard, ON	100%	164,142	164,142	93.8%	Loeb, Zellers
Timmins Square	Timmins, ON	30%	119,191	397,303	96.2%	Zellers, Sears, No Frills, Winners, Sport Chek
Trafalgar Ridge Shopping Centre	Oakville, ON	100%	131,223	131,223	100.0%	Winners, HomeSense
Trenton Wal-Mart	Trenton, ON	100%	114,787	114,787	100.0%	Wal-Mart
Trinity Common Brampton	Brampton, ON	60%	397,530	877,530	100.0%	Zellers, Famous Players, A&P, Winners, HomeSense, Future Shop, Staples, Home Depot*, Canadian Tire*
Trinity Common Orleans	Orleans, ON	100%	182,251	297,251	100.0%	Loeb, Winners, Staples, Home Depot*
Upper James	Hamilton, ON	100%	128,652	128,652	98.1%	Canadian Tire, The Barn
Walker Place	Burlington, ON	50%	34,929	69,858	100.0%	Commisso's
West Side Place	Port Colborne, ON	100%	93,383	93,383	86.5%	No Frills, Zellers
Westgate Shopping Centre	Ottawa, ON	100%	184,508	184,508	95.8%	Shoppers Drug Mart
Willowdale Plaza	Toronto, ON	100%	50,223	50,223	100.0%	Dominion
Woodview Place	Burlington, ON	100%	147,852	147,852	100.0%	Miracle Ultramart, Chapters

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Prince Edward Island						
Charlottetown Mall	Charlottetown, PEI	50%	164,255	328,510	98.3%	Zellers, Loblaws West Royalty Fitness, Winners, Sport Chek
Quebec						
Carrefour Carnaval	St. Leonard, QC	100%	158,436	158,436	95.9%	Super C, Value Village
Carrefour Neufchatel	Neufchatel, QC	100%	235,484	235,484	65.6%	Super C, Rossy
Carrefour Trois Rivières	Trois Rivières, QC	15%	68,846	458,973	95.7%	Wal-Mart, Winners, Staples, Future Shop, Galaxy Cinemas
Centre Carnaval	Drummondville, QC	100%	147,120	147,120	97.5%	Super C, Staples
Centre Carnaval	LaSalle, QC	100%	206,351	206,351	100.0%	Super C, L'Aubainerie
Centre Carnaval	Montreal, QC	100%	67,815	67,815	100.0%	Super C
Centre Carnaval	Pierrefonds, QC	100%	129,604	129,604	100.0%	Super C
Centre Carnaval	Trois Rivières, QC	100%	113,752	113,752	97.0%	Super C, Rossy
Centre de la Concorde	Laval, QC	100%	111,112	111,112	91.3%	Super C
Centre Jacques Cartier	Longueuil, QC	50%	106,465	212,930	97.4%	IGA, Guzzo Cinema, Value Village
Centre Regional Chateauguay	Chateauguay, QC	50%	105,594	211,188	99.8%	Super C, Hart
Centre RioCan Kirkland	Kirkland, QC	100%	320,030	320,030	100.0%	Famous Players, Staples, Winners
Centre St. Martin	Laval, QC	100%	241,510	241,510	92.8%	Provigo, The Brick, Shoppers Drug Mart, Rossy
Galeries Laurentides	St. Jerome, QC	100%	452,167	452,167	91.1%	Maxi, Zellers
Galeries Mille-Iles	Rosemere, QC	100%	251,256	251,256	100.0%	Maxi, Zellers, Staples
Galeries Richelieu	St. Jean sur Richelieu	15%	33,525	223,500	66.5%	Maxi, Staples, Shoppers Drug Mart
Granby	Granby, QC	100%	49,304	49,304	100.0%	Maxi
Lachute Wal-Mart Centre	Lachute, QC	100%	75,681	110,681	100.0%	Wal-Mart, Loblaws*
Les Galeries Lachine	Lachine, QC	100%	164,207	164,207	93.8%	Maxi, Rossy
Levis Small	Levis, QC	100%	19,081	19,081	76.9%	
Mega Centre Beauport and Theatre	Quebec City, QC	100%	144,453	305,453	100.0%	Cineplex Odeon Cinemas, Staples, Reno Depot*

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Mega Centre Cote-Vertu	St. Laurent, QC	15%	47,040	413,600	93.6%	Winners, Future Shop, Staples, L'Aubainerie, Rona*
Mega Centre Lebourgneuf I and II	Quebec City, QC	100%	299,393	709,393	100.0%	Winners, HomeSense, Staples, L'Aubainerie, Costco*, Home Depot*, Canadian Tire*, Maxi*
Mega Centre Notre Dame I and II	Sainte Dorothee, QC	100%	404,811	590,511	100.0%	Winners/HomeSense, L'Aubainerie, Zellers*, Super C*, Shoppers Drug Mart*
Place Carnaval	Laval, QC	100%	104,240	104,240	94.7%	Super C
Place Forest	Montreal, QC	100%	121,696	121,696	97.3%	Staples, Rossy
Place Kennedy	Levis, QC	100%	105,790	155,790	100.0%	Winners, Staples, Canadian Tire*
Place Newman	LaSalle, QC	100%	179,708	179,708	97.4%	Maxi, Winners, Rossy
RioCan Greenfield	Greenfield Park, QC	50%	185,852	371,704	100.0%	Maxi, Leons, Winners, Staples, Guzzo Cinemas
RioCan Sainte Foy and Cineplex	St. Foy, QC	100%	488,901	667,482	100.0%	Wal-Mart, Famous Players, Staples, Cineplex Odeon Cinemas, Sears Whole Home, Super C*, Home Depot*
Silver City Hull	Hull, QC	100%	124,125	479,125	100.0%	Winners, Famous Players, Wal-Mart*, Maxi*, Staples*, Rona*
St. Hyacinthe Wal-Mart Centre	St. Hyacinthe, QC	100%	166,808	254,308	100.0%	Wal-Mart, Staples, Canadian Tire*
Saskatchewan						
Confederation Mall	Saskatoon, SK	15%	49,325	328,833	94.1%	Wal-Mart, Safeway
Parkland Mall	Yorktown, SK	100%	267,702	267,702	97.5%	Zellers, The Bay, IGA
Total retail			28,524,462	44,838,079	97.1%	

Note:

Total site net leasable area (NLA) includes RioCan's and partners' ownership interests and estimates for non-owned anchor tenants.

* Non-owned anchor tenants.

Properties

404 Town Centre
1111 Davis Drive, Newmarket, Ontario

This single-storey open shopping centre was originally constructed in 1987 with an expansion at the north end of the property in 1989. The centre is situated on the north side of Davis Drive, just west of Highway No. 404. The centre has a gross leasable area of 249,380 square-feet and is anchored by Zellers and a recently expanded and renovated A&P (Metro Richelieu). The property includes an effective mix of national tenancies including Shoppers Drug Mart, Premier Fitness, National Sports, Bank of Montreal, Swiss Chalet and Harvey's. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

1000 Islands Mall
2399 Parkedale Avenue, Brockville, Ontario

1000 Islands Mall is a 266,653 square-foot enclosed centre situated on a 21.14-acre site, in the north end of the City of Brockville, Ontario. The centre was originally constructed in 1973, expanded in 1987 and is currently undergoing a complete redevelopment. Upon completion of the redevelopment (scheduled for October 2006) Sears, Business Depot, Galaxy Cinemas (Cineplex), Staples and Shoppers Drug Mart will anchor the property.

Subsequent to the departure of Wal-Mart in February 2005, Sears was relocated from their existing premises into 89,000 square-feet of the former Wal-Mart (opened September 2005). Furthermore, Business Depot (Staples) also leased 15,000 square-feet of the former Wal-Mart premises and opened in July 2005. In addition to Wal-Mart vacating, Your Independent Grocer (Loblaws) vacated in March 2005 making way for a band new 18,000 square-foot Shoppers Drug Mart (opened September 2005) and a 9,000 square-foot Urban Planet (opened September 2005). Further to the relocation of Sears, to their new premises, we will be demolishing approximately 15,000 square-feet of their former unit in order gain the necessary density to construct a 21,000 square-foot freestanding Galaxy Cinemas (Cineplex). In addition, a new 5,000 square-foot freestanding pad will be constructed as part of the redevelopment.

1705/1717 Avenue Road
Toronto, Ontario

Located at the northeast corner of Avenue Road and Fairlawn Avenue in one of the busiest nodes in the City of Toronto, this 17,373 square-foot unenclosed centre is anchored by the L.C.B.O. and Blockbuster. The centre was acquired in 2002 as part of a three-property transaction. 1705 Avenue Road, occupied by TD Canada Trust, was acquired in February 2005 bringing the total leasable area to 25,137 square-feet.

Comprising over 1.5 acres, the existing retail facility will be redeveloped to accommodate a mixed-use building featuring a significant residential component, along with at least 25,000 square-feet of retail street-front space. The project will be co-developed by RioCan and Tribute Communities.

1980-2040 Eglinton Avenue East
Scarborough, Ontario

Located at the northeast corner of Thermos Road and Eglinton Avenue East, the site is 100% leased to three tenants totalling 45,000 square-feet, including a 21,000 square-foot Staples store. The site is situated

adjacent to RioCan's Rona Centre situated at one of the busiest intersections in Scarborough providing great exposure and traffic to the site

RioCan intends to develop an additional 178,000 square-feet, which is expected to be completed in Q4 2007 bringing the total GLA of site to 347,000 square-feet.

Abbotsford Power Centre
1201 – 1355 Sumas Way, Abbotsford, British Columbia

Abbotsford Power Centre is located at the intersection of Sumas Way and McConnell Road in Abbotsford, British Columbia. This new format centre is comprised of six freestanding buildings with an aggregate area of 215,214 square-feet, located directly adjacent to Revy Home Centre and Costco. The significant draw from these two "shadow-anchors" is complementary to the centre's excellent tenant mix that includes Zellers, Winners and PETsMART. Additionally, a 5,000 square-foot freestanding pad is scheduled for development in 2006. We purchased this property in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

Adelaide Centre
1030 Adelaide Street North, London, Ontario

The Adelaide Shopping Centre is an unenclosed community shopping centre located at the northeast corner of Adelaide Street and Cheapside Street in London, Ontario. The centre is comprised of 80,938 square-feet of gross leasable area. Major tenants include Metro Richelieu, Rogers Video and TD Canada Trust.

Albion Centre
1530 Albion Road, Toronto, Ontario

We purchased this property in August 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The site, including the land on which the shopping centre building is situated, was acquired by way of a long-term (approximately 27 years at acquisition) lease. Located at the intersection of Albion Road and Kipling Avenue, the 349,400 square-foot centre is anchored by Fortino's and Canadian Tire, and enjoys a strong mix of tenancies including the L.C.B.O., Shoppers Drug Mart, Rogers Video, Bank of Montreal, Reitmans and The Beer Store. This one stop community shopping centre was recently renovated, and contains a food court that seats 350 customers. The 8,000 square-foot freestanding pad which was completed in 2003, facilitated the expansion and relocation of The Beer Store from the interior mall, and the accommodation of a 2,000 square-foot national restaurant operator (Bombay Chopsticks).

Barrie Loblaws
11 Bryne Drive, Barrie, Ontario

The centre is a 71,821 square-foot single-storey freestanding Zehrs (Loblaws) store. The centre is located in one of the most developed areas in Barrie with great visibility from Highway 400. Zehrs (Loblaws) entered into a fully net lease that commenced November 14, 2005. The site contains approximately 1.4 acres of excess lands that will be developed over the next two years.

Belleville Plaza
540 Dundas Street West, Belleville, Ontario

Built in 1963, this unenclosed 89,237 square-foot building is located east of Wall Bridge Loyalist Road on the north side of Dundas Street West. Formerly a retail site, we allowed the former anchor, Zellers, to buy out its lease term in order to lease the entire unit to Stream International, a call centre, which commenced operations in December 2000. We also allowed the existing IGA to buy out its remaining lease term in early 2001 in order to facilitate a further expansion of Stream International into the entirety of the building.

Belleville Wal-Mart Centre
Rural Route No. 5, Belleville, Ontario

This centre consists of 210,626 square-feet of new format retail space. Major tenants include Wal-Mart, Office Depot and Super Pet. Over the past two years, approximately 18,000 square-feet of new retail space was constructed. The site is now fully developed.

Bellfront Shopping Centre
366 North Front Street, Belleville, Ontario

Located at the intersection of Bell Boulevard and North Front Street, this unenclosed community shopping centre was built in 1988 and contains 110,256 square-feet. Major tenants include Super C (Metro Richelieu), Mark's Work Wearhouse (Canadian Tire), CIBC, Moore's, Tim Horton's and Subway.

Brentwood Village Mall
3639 Brentwood Road N.W., Calgary, Alberta

Brentwood Village Mall is an unenclosed, community shopping centre containing an aggregate area of 312,332 square-feet of gross leasable area. The shopping centre has an excellent collection of anchor tenants that include Sears Whole Home, Linens 'N' Things, Safeway, and London Drugs. The shopping centre is further strengthened by the presence of leading national retailers such as Pier 1 Imports, Blockbuster, Sleep Country, Pennington's, TD Canada Trust, Bank of Montreal, Harvey's, and KFC. We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Brookside Mall
435 Brookside Drive, Fredericton, New Brunswick

This enclosed mall anchored by Zellers contains 276,330 square-feet of leasable area and is located on the north side of the Saint John River. The mall underwent extensive renovations in 1998 and 1999, with the existing Sobey's unit relocating to the former Kmart unit, while a Rossy department store leased the former Sobey's unit. In addition, a 31,000 square-foot call centre was constructed in the remaining Kmart area. In February 2004, a 29,000 square-foot expansion of the existing call centre commenced operations. We have a 50% ownership interest in this property and receive a preferred return on this asset.

Cambie Street
2290 Cambie Street, Vancouver, British Columbia

The property is situated on a 1.89 acre site in downtown Vancouver, located in an area bound by Cambie Street to the west, Seventh Avenue to the south, Yukon Street to the east, and Sixth Avenue to the north. The four-storey urban retail development contains 148,215 square-feet of retail space, and 280 parking stalls to serve patrons. The site is occupied by Canadian Tire (107,000 square-feet) and Best Buy (41,000 square-feet).

Cambrian Mall
44 Great North Road, Sault Ste. Marie, Ontario

Built in 1984, Cambrian Mall is a single level enclosed shopping centre. Upon acquisition of the centre in April of 1998, we sold a portion of the existing mall comprising 10,750 square-feet and adjacent parking to Canadian Tire, permitting them to expand and renovate their store while still remaining part of the centre.

As a result of Zellers' acquisition of Kmart in 1998, we were able to acquire the existing Zellers space in order to renovate the mall. The former Zellers store was demolished, and Loblaws built a new 71,500 square-foot supermarket. A new 26,000 square-foot Winners store and a 14,000 square-foot Sport Chek (Forzani's) store now occupy the unit formerly occupied by Loblaws. The newly constructed Loblaws store was sold to the tenant in October 2000. We currently own 129,515 square-feet of the centre, which is occupied by a number of strong tenancies including Shoppers Drug Mart, Bank of Montreal, CIBC and TD Canada Trust.

Carrefour Carnaval (St. Leonard)
6705 Jean-Talon Street East, St. Leonard (Montreal), Québec

This community based strip centre has four major retail tenants, Super C (Metro Richelieu), Value Village, Corbeil Electrique and Pennington's. In addition to retail space, the property has a three-storey office tower. The property is located just off the Trans Canada Highway as it passes through Montreal. The retail space comprises 122,548 square-feet of leasable area and the office tower contains 35,888 square-feet of leasable area. The entire complex was built in 1985.

Carrefour Neufchatel
4605 Blvd. De l'Auvergne, Neufchatel, Quebec

Centre Super Carnaval Neufchatel is a 235,484 square-foot enclosed shopping centre. National tenants at the centre include Rossy, Reitmans, Radio Shack and Bentley Leather. A lease buyout was completed with the 84,810 square-foot Zellers late in 2002, which provided us the opportunity to redevelop the former junior department store unit and significantly enhance future cash flow. The first phase of this redevelopment program, a 23,057 square-foot L'Aubainerie, commenced operations in June 2004 and a 9,973 square-foot bar/nightclub commenced operations in November 2004. The second phase of the redevelopment involved the demolition of the former 67,437 square-foot Super Carnaval (Metro Richelieu) supermarket and the construction of a new 46,064 square-foot freestanding building for the tenant.

Carrefour Trois Rivières
4520 Boul. Royal, Carrefour Trois Rivières Ouest, Quebec

In October 2003, RioCan purchased an interest in Carrefour Trois Rivières (an enclosed mall) and Carrefour des Recollets (a strip mall) that collectively contain 458,973 square-feet. The property is located at the intersection of Bellefeuille Street and Recollets Boulevard in Trois Rivières Ouest. The property' s primary anchor is a recently relocated and newly constructed 128,000 square-foot Wal-Mart store that has committed to a long-term lease. The site contains a number of additional strong anchors including Winners, Staples and Future Shop as well as many national and strong regional tenancies. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Centre Carnaval (Drummondville)
565 St. Joseph Boulevard, Drummondville, Quebec

Centre Super Carnaval in Drummondville, Quebec is a 147,120 square-foot unenclosed community shopping centre with two anchor tenants, Super C (Metro Richelieu) and Business Depot (Staples). National tenants located at the property include Laurentian Bank and Corbeil Electrique. Laurentian Bank completed construction of a second storey of their premises in November 2005.

Centre Carnaval (LaSalle)
7401 Newman Boulevard, Ville LaSalle (Montreal), Québec

Built in 1986, Centre Super Carnaval is an open neighbourhood shopping centre that includes a five-storey office complex. The total leasable area is 206,351 square-feet, divided between the shopping centre (154,860 square-feet) and the office complex (51,491 square-feet). The major tenants in the shopping centre include Super C (Metro Richelieu) and L'Aubainerie while the major tenants within the office space are Metro Richelieu and Nautilus Plus. The property also includes Boccacino's, a freestanding restaurant located on the corner section of the lot at the intersection of Newman and Leger Boulevards.

Centre Carnaval (Montreal)
6900 St. Jacques Street West, Montreal, Québec

This unenclosed shopping centre is primarily a Super C (Metro Richelieu) location with ancillary space. The total leasable area is 67,815 square-feet, 81% of which is occupied by Super C. The centre is situated west of the Westmount section of Montreal. The centre was built in 1987.

Centre Carnaval (Pierrefonds)
11701-11845 Pierrefonds Boulevard, Pierrefonds, Québec

Built in 1986, this unenclosed shopping centre complex contains 129,604 square-feet of leasable space. The anchor tenant is Super C (Metro Richelieu), which occupies 55,000 square-feet of the leasable space. The centre is located in a residential section of Montreal that offers a large customer base. National tenancies include TD Canada Trust and Subway. A new 2,999 square-foot freestanding building was constructed at the property for SAQ during 2004.

Centre Carnaval (Trois Rivières)
1325 Pel Del'Hotel De Ville, Trois Rivières, Quebec

Centre Carnaval Trois Rivières is an 113,752 square-foot unenclosed community shopping centre. The centre is anchored by a 54,000 square-foot Super Carnaval (Metro Richelieu) supermarket. The site's second anchor, a 30,000 square-foot Liquidation Maynard vacated the site in 2001 and was replaced by a 22,000 square-foot Rossy junior department store and an 8,000 square-foot Dollarama in 2002.

Centre de la Concorde (Laval)
4400 Concorde Blvd., Laval, Quebec

Centre de la Concorde is an 111,112 square-foot unenclosed community shopping centre anchored by a 65,000 square-foot Super Carnaval (Metro Richelieu) supermarket. The property is located on the southwest corner of Autoroute 25 and Boulevard de la Concorde.

Centre Jacques-Cartier
1401 Chemin de Chambly, Longueil, Quebec

Centre Jacques Cartier is a 212,930 square-foot enclosed shopping centre located in the heart of the former City of Longueil. The property is anchored by a 31,000 square-foot IGA (Sobey's) supermarket, a 24,000 square-foot Value Village, a 16,000 square-foot Rossy junior department store as well as a 14 screen Guzzo Cinema. National tenancies at the property include Pharmaprix (Shoppers Drug Mart), CIBC, Blockbuster Video and Burger King. We purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Centre Regional Chateauguay
184-200 d'Anjou Boulevard, Chateauguay, Quebec

The property is located on the south side of d'Anjou Blvd. in the Montreal suburb of Chateauguay. The property is located on the primary commercial artery of the community. Acquired in February 2002 through the joint venture with Kimco Realty Corporation, we own 50% of the enclosed centre that encompasses 211,188 square-feet of leasable area. The property is anchored by Super C (Metro Richelieu) and Hart. The property contains a strong mix of national tenants including Royal Bank, Reitmans, Radio Shack and Footlocker.

Centre RioCan Kirkland
3200 Jean Yves St., Kirkland, Quebec

Located on the West Island of Montreal, a portion of the site was acquired in December 1999 containing an 87,467 square-foot Famous Players Coliseum theatre that serves as the site's primary anchor. The theatre committed to a long-term lease expiring in December 2024. The remaining 232,563 square-feet of new format retail space was acquired from Trinity Development Group Inc. in March 2002 and has been leased to high-quality tenants including Business Depot (Staples), Winners, Pier 1 Imports, Danier Leather, Jacob, Roots, Aldo, Guess, and 5,000 square-foot freestanding Kelsey's and Montana's restaurants. Over the course of 2002, numerous national tenants totalling 23,000 square-feet commenced operations including Limite, Buffalo and Subway. In May 2003, a 3,000 square-foot Tim Horton's commenced operations. The site is now fully developed.

Centre St. Martin
965 Boulevard Cure-Labelle, Laval, Quebec

Centre St. Martin is a 241,510 square-foot shopping centre located in the western portion of Laval. The property is anchored by a 39,000 square-foot The Brick and a 45,000 square-foot Club Enterpot – Provigo (Loblaws) supermarket. National tenants operating at the site include Pharmaprix (Shoppers Drug Mart), Royal Bank, Rossy and Reitmans.

Chaleur Centre
400 Route 430, Big River, New Brunswick

Chaleur Centre is a single level, enclosed shopping mall located in the Bathurst suburb of Big River, New Brunswick. It encompasses 275,053 square-feet of leasable area. The former Sobey's supermarket vacated the property in April 2003, which provided us with the opportunity to redevelop the former grocery store premises and significantly enhance future cash flow. This premises was leased to a call centre (Client Logic) in September 2004. The former Wal-Mart and Kent Building Supply vacated the property in 2005. Wal-Mart will continue to pay rent on their premises until January 2008.

Charlottetown Mall
670 University Avenue, Charlottetown, Prince Edward Island

This enclosed mall contains 328,510 square-feet of leasable area. Extensive construction throughout 1998 led to the opening of a new freestanding 36,000 square-foot Loblaws supermarket, a 19,000 square-foot Sport Chek and a 26,000 square-foot Winners store in the summer of 1999. Further, Zellers expanded into the former 36,000 square-foot grocery store within the mall, resulting in a fully renovated 108,000 square-foot junior department store. The remainder of the centre continues to be leased to strong tenancies including Shoppers Drug Mart, Bank of Montreal, Reitmans and Moore's. We sold a 50% interest in the property to Kimco Realty Corporation in August 2002.

Churchill Plaza
Highway 17B & Churchill Blvd., Sault Ste. Marie, Ontario

Churchill Plaza is a 167,383 square-foot unenclosed shopping centre serving Sault Ste. Marie and surrounding areas. The shopping centre is anchored by an A&P (Metro Richelieu) supermarket and contains a strong mix of retailers including Pharma Plus, L.C.B.O. and Subway. The centre was extensively redeveloped in 1999 and still maintains the potential for one additional pad to be constructed in the future. Redeveloped through a partnership, we purchased the remaining 50% ownership interest in December 2004.

Christy Corners
14321-137th Avenue, Edmonton, Alberta

Cineplex North Edmonton was purchased during 2005. It is situated on a 12-acre site and contains 75,836 square-feet of urban theatre and restaurant development. The property has convenient access to St. Albert's Trail, which is a major arterial road to the City of St. Albert. The 65,000 square-foot Cineplex Odeon Cinema theatre has 14 screens and seating capacity for 2,761 patrons. Chuck E. Cheese operates a recently constructed restaurant in the adjoining 11,000 square-foot pad. The site contains additional potential to build approximately 22,000 square-feet, which we expect to develop over the next two years.

City View Plaza
1508 Merivale Road, Nepean, Ontario

City View Plaza is situated at the intersection of Merivale Road and Lotta Avenue in the residential community of Nepean, a flourishing suburb of Ottawa. This centre contains 60,097 square-feet of leasable area and is host to a variety of service oriented national and local retailers. The site was expanded in 2003 through the construction of a freestanding 7,300 square-foot Part Source (Canadian Tire). A lease buyout was completed with the 22,463 square-foot Loeb in September 2005. The unit has been re-leased to Lebaron Sports who will commence operations in April 2006.

Clarkson Crossing
920-980 Southdown Road, Mississauga, Ontario

We purchased this property in 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Clarkson Crossing is well situated in the westerly part of the GTA, within southwestern Mississauga. The property is located on one of the major arteries in Mississauga within an established and growing community. The centre contains 201,616 square-feet of leasable area anchored by a 54,000 square-feet Dominion (Metro Richelieu) supermarket and a 49,000 square-feet Canadian Tire, which is currently undergoing a 12,000 square-foot expansion. Other major tenants include Shoppers Drug Mart, L.C.B.O. and Quizno's.

Clarkson Village Shopping Centre
1865 Lakeshore Road West, Mississauga

Clarkson Village is prominently located within its community a short distance west of Clarkson Road on Lakeshore Rd. W. The 64,309 square-foot unenclosed shopping facility has been serving the community since 1987. The site was formerly anchored by A&P, who bought out their remaining lease term in 2002 providing us the opportunity to convert the former grocery store premises into a HomeSense (Winners) and a Forzani's Sport Mart.

Clearbrook Town Square
32,500 South Fraser Way, Abbotsford, British Columbia

We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Located strategically along Abbotsford's main retail corridor, the centre contains 188,264 square-feet and is anchored by Safeway and Staples. National tenants located at the property include HSBC Canada, Swiss Chalet, Starbucks and H&R Block.

Colborne Place
603 Colborne Street East, Brantford, Ontario

This property is an open centre with 70,397 square-feet of leasable space. Zehrs (Loblaws) and Jumbo Video are the anchor tenants, collectively accounting for 60% of the leasable area. National tenants include Pet Valu and Pizza Pizza. Colborne Place was built in 1990.

Coliseum Theatre
13090 Carling Avenue, Ottawa, Ontario

This 14.83-acre site acquired in July 2005, consists of a 73,584 square-foot Famous Players Theatre. The site contains excess density totalling 27,940 square-feet that will be developed over the next two years.

Collingwood Centre
55 Blue Mountain Road, Collingwood, Ontario

The Collingwood Centre is a community shopping centre currently consisting of 236,096 square-feet of retail space. The centre is located at the northeast corner of Blue Mountain Road and Highway 26 and is anchored by Zellers, Canadian Tire and IGA (Sobey's).

In 2001, we successfully purchased seven acres of adjacent vacant land with the goal of expanding the existing site. During 2003, Zellers completed a 31,000 square-foot expansion and renovation of its existing store. In March 2004, a 58,000 square-foot Canadian Tire commenced operations. During the remainder of 2004 and early 2005, a 3,000 square-foot Canadian Tire gas station commenced operations along with approximately 28,000 square-feet of new retail space, that has been leased to a number of national tenants including Mark's Work Wearhouse (Canadian Tire), Montana's and Pet Valu. Canadian Tire plans to complete a 15,000 square-foot expansion to its store in 2006. Additional development totalling approximately 5,000 square-feet is anticipated to commence operations in late-2006.

Commissioners Court Plaza
509 Commissioners Road West, London, Ontario

Built in 1987, Commissioners Court Plaza is a 94,140 square-foot, single-storey L-shaped strip plaza. The centre is anchored by a 58,000 square-foot Food Basics (Metro Richelieu). National tenancies include Tim Horton's and Little Caesar's.

Coulter's Mill Marketplace
1450 Clark Avenue West, Thornhill, Ontario

Coulter's Mill Marketplace is an unenclosed, single-storey shopping centre that was purchased in March 2005. The centre is located in the northeast part of the community of Thornhill with a total leasable area of 73,740 square-feet. The site benefits from its excellent location at the intersection of Dufferin Street and Clark Avenue West. The site was formerly anchored by Valu Mart (Loblaws), who bought out their remaining lease term in 2005 providing us with the opportunity to convert the former grocery store premises into a Staples and Dollarama.

Confederation Mall
300 Confederation Drive, Saskatoon, Saskatchewan

Confederation Mall is a 328,833 square-foot enclosed community shopping centre situated on a 26.25-acre site, located on the west side of Saskatoon, Saskatchewan. The centre is anchored by a variety of key tenants including a 149,000 square-foot Wal-Mart and a 47,000 square-foot Safeway. Originally constructed in 1973, the centre underwent renovation and expansion in 1990. The centre contains a strong mix of national tenants including Bank of Montreal, Mark's Work Wearhouse (Canadian Tire), Sport Mart, Petland, Foot Locker, and the Saskatchewan Liquor Board who expanded their premises in

2001. In June 2005 the centre was sold to the RioCan Retail Value Limited Partnership in which RioCan hold a 15% ownership interest.

County Fair Mall
275 Brockville Street, Smiths Falls, Ontario

This 162,942 square-foot enclosed centre is located in the heart of a densely populated residential area in the city of Smiths Falls. The centre is anchored by Zellers and an A&P (Metro Richelieu) food store, and contains a number of strong national tenants including Reitmans, Stitches, Warehouse One and Payless Shoes.

Dilworth Shopping Centre
2339 Highway 97 North, Kelowna, British Columbia

Constructed in 1990, this centre comprises six buildings totalling 197,432 square-feet, of which 5,600 square-feet is second-storey office space. The centre is anchored by Safeway and Staples/Business Depot. National tenancies include TD Canada Trust, Rogers Video, Boston Pizza, Dairy Queen, and Pennington's.

Donald Plaza and RioCan St. Laurent
1055 St. Laurent Avenue, Ottawa, Ontario

This centre consists of the former Donald Plaza (acquired in October 1996) and RioCan St. Laurent (acquired in December 1997). The site consists of five unenclosed buildings combining to contain 309,288 square-feet of gross leasable area. The centre contains strong national tenants such as Zellers, Loeb (Metro Richelieu), Winners, Dollarama and Bouclair. RioCan St. Laurent was recently expanded by 82,961 square-feet to include a 35,000 square-foot Food Basics (Metro Richelieu) supermarket and strong national tenants such as Mark's Work Wearhouse (Canadian Tire), Petcetera and Part Source. We sold a 50% interest in the property in June 2002 to Kimco Realty Corporation.

Dougall Plaza
2491-2505 Dougall Road, Windsor, Ontario

Dougall Plaza is an open centre consisting of 128,733 square-feet of retail space built in 1977. The plaza is anchored by a 28,000 square-foot Food Basics (Metro Richelieu). We negotiated a lease buyout in 1999 on a portion of the Food Basics space, into which we successfully accommodated Fabricland and The Fitness Club.

East Park Centre
6711 Tecumseh Road East, Windsor, Ontario

East Park Centre is located on Tecumseh Road, the major commercial east/west arterial route through Windsor. The centre consists of 68,432 square-feet divided into four freestanding buildings and a strip plaza. The centre was recently redeveloped and is now anchored by Value Village and Dollarama. Other national tenancies at the property include Bank of Nova Scotia, Harvey's, Arby's and Taco Bell.

Eastcourt Shopping Centre
1390 2nd Street East, Cornwall, Ontario

Located at the northwest corner of 2nd Street East and Glengarry Boulevard, this 180,355 square-foot enclosed mall is anchored by Zellers. The centre provides a strong mix of national tenants including Royal Bank, Reitmans, Blockbuster Video, Subway and The Beer Store. In addition, there are three single tenant and one multi-tenant freestanding pads on site. We purchased the property as part of an eight-property transaction in May 2004.

Elmvale Acres Shopping Centre
1910 St. Laurent Blvd., Ottawa, Ontario

Elmvale Acres Shopping Centre is a 146,803 square-foot enclosed shopping centre that services the community with a strong mix of national tenants. The property is anchored by a 43,000 square-foot Loblaws. National tenants operating at the property include Pharma Plus, Royal Bank, L.C.B.O., The Beer Store and Blockbuster Video. Additional development potential of approximately 15,000 square-feet exists at the site. We purchased the property in November 2004.

Empress Walk
5095 Yonge Street, Toronto, Ontario

Empress Walk is a 180,811 square-foot urban retail entertainment destination, located north of the intersection of Yonge Street and Sheppard Avenue, opposite to Mel Lastman Square in the heart of North York. A 63,644 square-foot state of the art Empire Theatre anchors the property. The shopping centre is well represented by national tenants, including Staples, Wendy's, Fabricland and Future Shop. In addition, Loblaws owns and operates a 58,000 square-foot supermarket as part of the complex.

Enterprise Plaza
2601 Lauzon Parkway, Windsor, Ontario

Fronting Lauzon Road with direct access to EC Expressway, Enterprise Plaza is a redevelopment property comprising a total of 49,629 square-feet of gross leasable area. Constructed in 1989, this centre consists of a retail strip plaza, a 30,000 square-foot freestanding building leased to United Furniture Warehouse and XS Cargo, and contains additional development density of 28,000 square-feet.

Fallingbrook Shopping Centre
1675 Tenth Line Road, Ottawa (Orleans), Ontario

This unenclosed community shopping centre was built in 1987 and consists of 97,549 square-feet. The centre is anchored by a 33,000 square-foot Loeb (Metro Richelieu) supermarket. Other national tenancies include L.C.B.O., The Beer Store, Shoppers Drug Mart, Rogers Video, Subway, Pizza Pizza and Tim Horton's.

Five Points Shopping Centre
285 Taunton Road East, Oshawa, Ontario

Located at the southeast corner of Ritson Road North and Taunton Road East, this 369,367 square-foot enclosed mall is anchored by Zellers and A&P (Metro Richelieu). The centre provides a strong mix of

national tenants including Shoppers Drug Mart, National Sports, TD Canada Trust, Rogers Video and Northern Reflections. The centre was expanded in 2000 by approximately 64,000 square-feet to accommodate a 26,500 square-foot Winners, a 25,500 Business Depot (Staples) and a 12,000 square-foot BouClair. Zellers also expanded in 2000 both inside and outside the existing mall by approximately 22,000 square-feet.

In 2002 we were successful in acquiring 3.5 acres of vacant land adjacent to the site and we are currently in the process of leasing and developing a 62,000 square-foot addition to the existing unenclosed portion of the site. Approximately 74,000 square-feet has been leased to Premier Fitness commencing operations in the first quarter of 2006 and an additional 4,000 square-feet has been leased to Casey's Restaurant which commenced in August 2004. Finally, 12,000 square-feet has been leased to Sears, which commenced operations in December 2004.

Frontenac Mall
300 Bath Road, Kingston, Ontario

Frontenac Mall is a 272,853 square-foot enclosed centre situated on a 23.10-acre site, in between the downtown and the residential suburbs of the City of Kingston, Ontario. The centre was originally constructed in 1967, expanded in 1978 and is in the planning phase to be redeveloped in 2006/07. Upon completion of the redevelopment, Food Basics (Metro Richelieu) (40,000 square-feet), Premier Fitness (55,000 square-feet), Value Village (34,000 square-feet) and Liquidation World (25,000 square-feet) will anchor the property. In addition the property benefits from key national tenants include Payless Shoes and Bell Mobility. In November 2005 the centre was sold to the RioCan Retail Value Limited Partnership, in which RioCan hold a 15% ownership interest.

Galaxy Centre
Owen Sound, Ontario

The Galaxy Centre consists of a newly constructed Galaxy Cinemas, No Frills (Loblaws) and Giant Tiger. The property has a 5,000 square-foot pad scheduled to be developed in 2006. Excluding the new pad development, the shopping centre is comprised of 91,563 square-feet of retail space.

Galeries Laurentides
500 Boulevard des Laurentides, St. Jerome, Quebec

Galeries Laurentides is an enclosed community shopping centre located at the intersection of Boulevard Des Laurentides and Boulevard Lachapelle. The total leasable area is 452,167 square-feet, divided between the shopping centre (321,469 square-feet) and the office complex (130,698 square-feet). The retail component is anchored by a 73,000 square-foot Zellers and a 26,000 square-foot Maxi (Loblaws). The property also contains a number of strong national tenants including Radio Shack and Stitches. The property was acquired in October 2004.

Galeries Mille-Iles
315 Boulevard Cure-Labelle, Rosemere, Quebec

This 251,256 square-foot enclosed shopping centre is located at the southwest corner of Boulevard Cure-Labelle and Boulevard Bouthillier. A 92,000 square-foot Maxi (Loblaws) supermarket and a 73,000 Zellers junior department store anchor the centre. The property is tenanted by a number of strong national tenants including Business Depot (Staples), Mark's Work Wearhouse (Canadian Tire), CIBC and Sports

Experts. Additional development potential of approximately 25,000 square-feet exists at the site. The property was acquired in October 2004.

Galeries Richelieu
1000 Semiaire Blvd., St- Jean-sur-le- Richelieu, Quebec

Galeries Richelieu is a 223,500 square-foot new format power centre situated on Seminaire Boulevard, St-Jean-sur-Richelieu's primary commercial artery. Anchor tenants include CLSC (57,000 square-feet), a government medical clinic, Maxi (34,000 square-feet) and Staples Business Depot (26,000 square-feet). Two 5,000 square-foot pads will be developed in 2006. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Glenmore Landing
1600 - 90th Avenue S.W., Calgary, Alberta

Constructed in 1985, Glenmore Landing has a leasable area of 147,234 square-feet. National tenants, including Canada Safeway, Bank of Montreal, McDonald's Restaurant, TD Canada Trust and a Canada Safeway Gas Bar, occupy over 50% of the site. A restoration and revitalization project is currently scheduled to commence during Spring 2006. We have a 50% ownership interest in the property.

Gloucester Silver City
Oglivie Road/Highway 17 at Blair Road, Gloucester, Ontario

Located on the northwest corner of the Oglivie Road and Highway 17 intersection, this centre draws from a primary trade area of 280,000 people. Anchored by an 81,000 square-foot Famous Players Silver City, a 24,000 square-foot Chapters and a 24,000 square-foot Future Shop, the first phase of the centre was completed and fully operational in late 1999 and is also tenanted by Montana's and East Side Mario's. The second phase of the site is tenanted by a number of strong national tenants including Old Navy, Sport Mart, Guess, Jacob, Moore's and Casey's. We have a 61% ownership interest in the property.

Goderich Wal-Mart Centre
263 Huron Road, Goderich, Ontario

Goderich Wal-Mart Centre contains approximately 96,930 square-feet. An additional 26,500 square-feet of retail area may be developed, constructed and leased on this site. Major tenants include Wal-Mart, Blockbuster Video and Harvey's. We sold Loblaws' 60,000 square-foot premises in March 2004. In addition, Canadian Tire owns and operates a store contiguous to and operating as a part of the centre.

Granby
840-854 Rue Principale, Granby, Quebec

Granby is a 49,304 square-foot shopping centre located at the intersection of Rue Principale and Rue Authier. This strip centre is anchored by a 24,000 square-foot Maxi (Loblaws). National tenants operating at the shopping centre include Reitmans and Pennington's. We purchased the property as part of an eight-property transaction in May 2004.

Green Lane Centre
Yonge Street & Green Lane West, Newmarket, Ontario

This 40-acre site was developed into a 416,700 square-foot new format retail centre. The site is anchored by a 137,000 square-foot Costco and a 123,000 square-foot Loblaws store (both of which own their own lands) as well as a 28,000 square-foot Linens 'N' Things and a 22,000 square-foot Michaels. The remainder of the site is occupied by a number of strong national tenants including PETsMART, Stitches, Reitmans, and La Senza. Three freestanding pads (TD Canada Trust, Milestones and Kelsey's) were sold in February 2004. Substantially completed in 2004, the site was developed by a partnership between us (33%), Trinity Development (33%) and Kimco Realty Corporation (33%).

Hamilton-Highbury Plaza
941-945 Hamilton Road and 94 Giles Street, London, Ontario

This small, single-storey retail centre is situated on the southwest corner of Highbury Avenue and Hamilton Road. The centre was constructed in 1983 and is located on partially freehold land and partially leased land - such leases expire September 14, 2023. The property comprises 5,269 square-feet of leasable area divided into three units.

Hartsland Market Square
160 & 200 Kortright Road West, Guelph, Ontario

Acquired in November 2004, Hartsland Market Square has a leasable area of 108,717 square-feet. The centre is anchored by a 59,000 square-foot Zehrs (Loblaws), which is complemented by strong national tenants including Blockbuster, Bank of Nova Scotia, and TD Canada Trust.

Heart Lake Town Centre
180 Sandalwood Parkway, Brampton, Ontario

Heart Lake Town Centre is an unenclosed shopping centre located at the northwest corner of Sandalwood Parkway and Kennedy Road in Brampton, Ontario and contains an aggregate of 127,489 square-feet of gross leasable area. Major tenants include A&P (Metro Richelieu), Shoppers Drug Mart, The Beer Store, Blockbuster Video and Bank of Montreal.

Highbury Shopping Plaza
1295 Highbury Avenue, London, Ontario

Highbury Shopping Centre is a 70,932 square-foot unenclosed community shopping centre located in London, Ontario. The centre is anchored by a 31,000 square-foot Premier Fitness, and contains national tenants that include Shoppers Drug Mart, Blockbuster, and Pet Valu.

Hunt Club Centre
3310 McCarthy Road, Ottawa, Ontario

The Hunt Club Centre is an unenclosed shopping centre located at the intersection of McCarthy Road and Paul Anka Drive in Ottawa, Ontario and contains an aggregate of 66,989 square-feet of gross leasable area. A&P (Metro Richelieu), Shoppers Drug Mart, Rogers Video and Bank of Nova Scotia are the major tenants.

Hy & Zel's Centre
Brampton, Ontario

Hy & Zel's Centre is a 32,294 square-foot single-storey freestanding Hy & Zel's store. The centre is located in Brampton, just east of the Vodden Street and Highway 10 intersection. The building was originally constructed in the 1970's and was renovated in 1986 to accommodate the Hy & Zel's tenancy. Hy & Zel's entered into a fully net 15-year lease that commenced July 1, 1995.

Innes Road Centre
Cyrville Road/Innes Road, Gloucester, Ontario

Located at the southeast corner of Cyrville Road and Innes Road, this centre was developed in 1998 on a 50/50 joint venture basis with Trinity Development Group Inc. The 47,658 square-foot centre consists of three buildings leased to a number of strong tenancies including PETsMART, The Shoe Company, Swiss Chalet/Harvey's and Tim Horton's. In addition, Costco owns and operates a 120,000 square-foot store contiguous with, and operating as a part of the shopping centre. We purchased the remaining 50% interest in the property from Trinity Development Group Inc. in April 2003.

Jasper Gates Shopping Centre
14915-15061 Stoney Plain Road, Edmonton, Alberta

Built in 1991, Jasper Gates Shopping Centre is a 149,460 square-foot strip centre, of which we own 94,460 square-feet. The centre contains two large multi-tenant commercial buildings with three retail pads and a gas bar. Safeway owns and operates a store adjacent to, and operating as a part of this centre. National tenants include a London Drugs, TD Canada Trust, Rogers Video, and Starbucks.

Kanata Centrum Shopping Centre
130 & 300 Earl Grey Drive, Kanata, Ontario

This shopping centre opened in the summer of 1996 and currently contains 316,402 square-feet. The Kanata region is home to the country's leading technological companies and is often referred to as "Silicon North". The Centre benefits immensely from its location within this thriving and rapidly expanding community. Major tenants of this shopping centre include a recently expanded Wal-Mart, L.C.B.O., Chapters, TD Canada Trust, Rogers Video, Denny's and Harvey's. The adjacent 59,017 square-foot Loblaws store was purchased in October 2005.

Kendalwood Park Plaza
1801 Dundas Street East, Whitby, Ontario

Kendalwood Park Place is an unenclosed shopping centre located at Dundas Street East and Kendalwood Road. The centre has a gross leasable area of 154,446 square-feet.

The termination of Kmart in 1998 provided us with an excellent opportunity to enhance the cash flow of the centre and physically improve the existing structure. The 72,690 square-foot former junior department unit was completely renovated and leased to Price Chopper (Sobey's), Value Village and Pet Valu. Other national tenants include Shoppers Drug Mart, Dollarama and Fabricland. The Beer Store completed a 1,500 square-foot expansion in 2005. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

Kennedy Commons
2021 Kennedy Road, Scarborough, Ontario

Kennedy Commons is a 467,974 square-foot new format retail centre, leased to a strong mix of national retailers including Dominion (A&P), AMC Cinemas, Chapters, Sears Whole Home and The Brick. The property is well located with easy access off Highway 401. The centre consists of nine separate buildings and a Rona that is not owned by us but operates as part of the shopping centre. A Casey's restaurant was built in 2000 and an additional freestanding pad was developed in 2001 and leased to Henry's and a furniture store. We have a 50% ownership in this property.

Kildonan Crossing Shopping Centre
1615 Regent Avenue West, Winnipeg, Manitoba

This community shopping centre was built in 1989 and expanded in 1990, 1991 and 1992, with the addition of a pad site each year. The centre has a leasable area of 178,874 square-feet, is anchored by a 58,000 square-foot Safeway food store. National tenants include TD Canada Trust, Petcetera, Pennington's and Boston Pizza.

LaChute Wal-Mart Centre
480 Bethany Road, LaChute Quebec

This centre is currently comprised of a 75,681 square-foot Wal-Mart store. An additional 15,400 square-feet may be developed, constructed and leased on the site. In addition, Loblaws owns and operates a store adjacent to, and operating as a part of this centre.

Langstaff Place Shopping Centre
8535, 45, 55, 65 & 85 Highway No. 27, Woodbridge, Ontario

This shopping centre opened in mid-1995 and currently contains 37,769 square-feet of commercial retail units. Major tenants include Bank of Nova Scotia and CIBC. Loblaws owns a No Frills store contiguous with, and operating as part of the shopping centre.

Lawrence Square
700 Lawrence Avenue West, Toronto, Ontario

Lawrence Square is a 680,324 square-foot enclosed shopping centre located at the intersection of Lawrence Avenue and Allen Road in Toronto, Ontario. The centre is comprised of two retail levels and three office levels, representing 385,306 square-feet of retail space and 191,293 square-feet of office space. A separate building on the property adds an additional 103,725 square-feet of office space. The property was built in 1989.

Three major tenants Zellers, Canadian Tire and Fortino's (Loblaws) anchor the centre. Collectively they occupy over 60% of the leasable space. Renovations to the mall were completed in 2000 in order to accommodate a new health club and a 10,000 square-foot BouClair. Hudson's Bay Company is the major tenant of the office tower and the sole occupant of the 103,725 square-feet freestanding office building.

Les Galeries Lachine
2972 Rue Remembrance, Lachine, Quebec

Les Galeries Lachine is an enclosed shopping centre containing approximately 164,207 square-feet located in the newly created borough of Lachine. The property is anchored by a 34,921 square-foot Maxi (Loblaws), who completed a 5,446 square-foot expansion to their premises in 2003. The property has a strong mix of national tenants including Rossy, Pharmaprix (Shoppers Drug Mart), TD Canada Trust, Reitmans, Radio Shack and Subway. The site contains excess density on which a 5,000 square-feet is scheduled to be developed in 2006. The property was purchased in 2002 as part of a five-property transaction.

Lethbridge Towne Square
905 1st Avenue South, Lethbridge, Alberta

Located at the intersection of Stafford Drive and Crowsnest Trail, Lethbridge Towne Square is a strip plaza consisting of 79,396 square-feet of leasable area. This site was completed in 1990 and is anchored by London Drugs and Boston Pizza.

Levis Small
110-128 Route du President-Kennedy, Levis, Quebec

This small, single-storey retail strip centre is situated on the southwest corner of Route due President-Kennedy and Rive Sud. The centre was constructed in 1985 and is located on one of Levis' main arterial roads. The property comprises 19,081 square-feet of leasable area divided into eight units. We purchased the property as part of an eight-property transaction in May 2004.

Lincoln Fields Shopping Centre
2525 Carling Avenue, Ottawa, Ontario

This 289,532 square-foot enclosed shopping centre is located in the heart of a densely populated residential area in the city Ottawa. We purchased this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership interest. A Wal-Mart junior department store and a Loeb (Metro Richelieu) supermarket anchor the centre. The property is tenanted by a number of strong national tenants including Pharma Plus, Moore's, Subway and Wendy's. A 2,500 square-foot freestanding restaurant pad leased to Pizza Pizza was constructed during 2003.

London Plaza
4465 Wellington Road South, London, Ontario

This 138,409 square-foot community shopping centre is located south of Highway 401 on Wellington Road South. This shopping centre was completed in 1961 and underwent improvements in 1991. The centre is anchored by Value Village. A lease buyout was negotiated with Zellers in July 2004, providing us the opportunity to re-develop the premise and add further value to the property.

Madawaska Centre
11 Madawaska Centre Drive, St. Basile, New Brunswick

This 271,820 square-foot enclosed shopping centre is anchored by a 91,000 square-foot Zellers and a 28,000 square-foot Business Depot (Staples). National tenancies at the shopping centre include Reitmans, Mark's Work Wearhouse (Canadian Tire), Suzy Shier and Tim Horton's. Zellers completed a 25,000 square-foot expansion in 2003. Teletech Canada has leased 20,000 square-feet to be utilized as a call centre and is scheduled to commence operations in March 2006.

Markington Square
3201-3227 Eglinton Avenue East, Scarborough, Ontario

Markington Square is a strip community shopping centre situated on 14.89 acres and comprising 174,997 square-feet of gross leasable area. The centre is located on Eglinton Avenue East between Kingston Road and Markham Road in the densely populated area of Scarborough. The centre is anchored by a 51,000 square-foot A&P (Metro Richelieu) and a 61,000 square-foot Zellers Select. The remainder of the centre is a mix of national and independent retailers including The Beer Store, Shoppers Drug Mart and McDonald's. RioCan formerly had a 15% interest in the property. Effective August 18, 2005 RioCan acquired the remaining 85%.

Mayfield Common
170th Street & Stoney Plain Road, Edmonton, Alberta

Mayfield Common is a 430,757 square-foot new format retail centre located at the Stoney Plain Road and Mayfield Road intersection, near the West Edmonton Mall. The centre is anchored by a 101,000 square-foot Save-On-Foods. Other national tenants include Sport Chek, Pennington's, Office Depot, Roots, Towne Shoes, and Bank of Montreal. The centre underwent an 18,000 square-foot expansion consisting of a 6,500 square-foot Danier Leather store and an 11,500 square-foot Globo Shoe Outlet in 1999. A new 5,000 square-foot Jacob store was constructed on the site in 2002.

Wal-Mart vacated its premises in February 2004, providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Wal-Mart premises has been redemised to accommodate a new 60,000 square-foot Winners/HomeSense store and the former Winners store was redemised to accommodate, Towne Shoes (7,340 square-feet), Liz Claiborne (5,125 square-feet), Roots (6,130 square-feet) and Addition-Elle (6,089 square-feet). A 10,000 square-foot multi-use pad has been constructed adjacent to the Save-On-Foods. In addition a 5,000 square-foot pad is scheduled for construction in 2006. A 70% interest in this property was sold to Sun Life Assurance Company of Canada in June 2005 by our former Partner. We continue to own 30% of the site.

Meadowlands Power Centre
Golf Links & Martindale Crescent, Ancaster, Ontario

Meadowlands Power Centre commenced operations in the summer of 1996 and contains 145,573 square-feet. Major tenants include HomeSense (Winners), Future Shop, Kelsey's, Moore's, Michaels, PETsMART and Sport Chek. In addition, Costco, Home Depot, Zellers and Sobey's operate stores contiguous to and operating as a part of the site.

Mega Centre Beauport
Avenue Joseph Cavasavant & Rue Clemenceau, Beauport, Quebec

Mega Centre Beauport in Quebec City is a new format retail power centre that upon completion will comprise 337,000 square-feet. The shopping centre is anchored by a Reno Depot that owns its own premises but operates as part of the site. National tenants include Staples/Business Depot, Sports Experts, Addition-Elle and Burger King. We purchased the property in February 2005 and acquired the adjacent 74,929 square-foot Cineplex Odeon Cinema in August 2005. An additional 23,000 square-feet will be completed and acquired in 2006. In addition, we will develop an 8,500 square-feet of retail space on the Cineplex portion of the site in 2006.

Mega Centre Cote Vertu
3600 de la Cote-Vertu Boul., St. Laurent, Quebec

Mega Centre Cote Vertu is a 413,600 square-foot enclosed community shopping centre located at the intersection of Boulevard Cote Vertu and Rue Begin in close proximity to the TransCanada Highway. Anchor tenants include Winners (34,000 square-feet), Future Shop (30,000 square-feet) and Business Depot (25,000 square-feet). A 110,000 square-foot Rona owned home improvement store is located adjacent to the property and acts as a shadow anchor. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Mega Centre Lebourgneuf
Boul des Gradins & Rue Bouvier, Quebec City, Quebec

Upon completion, Mega Centre Lebourgneuf in Quebec City will be an unenclosed new format retail centre that will total 870,000 square-feet. It is anchored by (user-owned) retailers Costco, Home Depot, Canadian Tire and Loblaws. National tenants include L'Aubainerie, Winners, HomeSense, Sports Experts, Staples/Business Depot, Tommy Hilfiger, Tristan, Jacob, Aldo, La Vie en Rose, Reitmans and Moores. An additional 160,000 square-feet will be completed and acquired by us in 2006 such that our owned interest will be nearly 460,000 square-feet. We purchased the first phase of the property in February 2005. Two additional tenancies totalling 7,000 square-feet were purchased in the second phase in November 2005.

Mega Centre Notre Dame
Autoroute 13, St. Dorothee, Quebec

Mega Centre Notre Dame in Laval will ultimately comprise 694,000 square-feet anchored by (user-owned) retailers Super C (Metro Richelieu) and Zellers. National tenants include Winners, HomeSense, Mexx, Blockbuster, Guess, Tristan, Pennington's and Fairweather. An additional 97,000 square-feet will be completed and acquired by RioCan in 2006 such that RioCan's owned interest will be over 508,000 square-feet. We purchased the first phase of the property in February 2005. Twenty-three additional tenancies totalling 222,000 square-feet were purchased in the second phase in November 2005.

Midtown Mall
200 John Street West, Oshawa, Ontario

Midtown Mall is an enclosed single-storey retail facility with second-storey office space located at the northwest corner of John Street and Centre Street South in Oshawa, Ontario. This centre contains an aggregate of 136,092 square-feet of gross leasable area and has a strong tenant mix including Shoppers Drug Mart, Pet Valu and Weight Watchers. An A&P (Metro Richelieu) supermarket operates adjacent and as part of the shopping centre. The centre's original anchor, Canadian Tire, vacated its 66,200 square-foot store at the centre upon the expiry of its lease term in June 1999. The entirety of the space was re-leased to Le Skratch, Only Deals, Liquidation World and MTO. Additionally, a new 24,000 square-foot health club was constructed and became fully operational in 2002.

Millcroft Shopping Centre
2000 – 2080 Appleby Line, Burlington, Ontario

We purchased this property in December 2003 as part of a joint venture with CMHC, providing each partner with a 50% interest in the property. Located at the intersection of Appleby Line and Upper Middle Road, the property benefits from excellent anchor tenants, including Zellers, Canadian Tire (recently expanded by 10,000 square-feet) and Ultra Food Mart (Metro Richelieu). The new format centre contains a high quality mix of national tenants, including Shoppers Drug Mart, Mark's Work Warehouse (Canadian Tire), TD Canada Trust, L.C.B.O. and The Beer Store. The property offers additional future build-out opportunities, of which 5,000 square-feet will be developed in 2006.

Miracle Plaza
119 Osler Drive, Hamilton, Ontario

Miracle Plaza is an 83,765 square-foot unenclosed shopping centre anchored by a 54,000 square-foot The Barn (Metro Richelieu) supermarket. National tenancies include TD Canada Trust, L.C.B.O. and East Side Mario's. The property was built in 1990.

Mississauga Plaza
3100 Dixie Road, Mississauga, Ontario

Mississauga Plaza is an unenclosed shopping centre located on the northwest corner of Dundas Road and Dixie Street and contains an aggregate of 174,626 square-feet of gross leasable area. The centre is anchored by Zellers and Price Chopper (Sobey's). The centre was expanded in 1999 by 15,000 square-feet to accommodate Tim Horton's and a restaurant pad, which is occupied by Imperial Buffet.

Mountain Plaza Mall
661 Upper James Street, Hamilton, Ontario

Mountain Plaza Mall is a 232,547 square-foot enclosed shopping centre situated on an 18.2-acre site, just south of the downtown area of the City of Hamilton. The centre was originally constructed as a strip plaza in 1956 and was renovated, expanded and enclosed in 1979. The centre is anchored by a 94,000 square-foot Wal-Mart and accommodates numerous strong national tenants including Shoppers Drug Mart, Moore's, The Beer Store, and Blockbuster. The centre was purchased in 2002. In August 2005 the centre was sold to the RioCan Retail Value Limited Partnership, in which RioCan holds a 15% ownership interest.

New Liskeard Wal-Mart Centre
133 Highway No. 11, New Liskeard, Ontario

This unenclosed shopping centre contains 82,742 square-feet. Major tenants include Wal-Mart and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to, and operating as a part of this centre. We have recently constructed a 5,000 square-foot freestanding pad for Mark's Work Wearhouse (Canadian Tire), who commenced operations on October 1, 2004. Additional development potential of approximately 6,500 square-feet exists at the site.

Niagara Falls Plaza
6777 Morrison Street, Niagara Falls, Ontario

Built in 1968, the 143,825 square-foot unenclosed community shopping centre is located at the northeast corner of Morrison Street and Dorchester Road. The plaza is anchored by an expanded 101,000 square-foot Zellers, and a 33,000 square-foot IGA (Sobey's). Collectively these tenants account for over 93% of the total gross leasable area.

Niagara Square
7555 Montrose Road, Niagara Falls, Ontario

Purchased in October of 2004, Niagara Square is an enclosed community shopping centre comprising 409,947 square-feet located in Niagara Falls within the Niagara Region of southwestern Ontario. The total site is 55 acres including 13.9 acres of expansion lands located at the northwest and southwest parts of the site. The property is anchored by a 102,000 square-foot Bay store, a 46,000 square-foot stadium seating Cineplex Odeon Cinema and a 20,000 square-foot Sport Chek. In addition, the property includes national retailers such as La Senza, Northern Reflections, Payless Shoes, Bootlegger and Shoppers Drug Mart.

In 2006 the property will undergo a significant redevelopment that will see the former Zellers premises (currently vacant) demolished and replaced with a new Winners (32,000 square-feet), Linen's 'N' Things (25,000 square-feet), Future Shop (20,000 square-feet) and Petcetera (10,000 square-feet). In addition the construction of three new freestanding pads, with an aggregate area of 12,500 square-feet has been scheduled for 2006. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Northgate Village Shopping Centre
495 & 555 36th Street N.E., Calgary, Alberta

Northgate Village Shopping Centre contains 406,784 square-feet, of which 120,000 square-feet has been redeveloped and 100,000 square-feet has been added since 1994. The centre is anchored by Safeway, and is complemented by a strong mix of national tenancies that include Fabricland, The Shoe Warehouse, Red Lobster, The Olive Garden, The Keg, Wendy's and Harvey's. Home Depot owns a store contiguous to, and operating as part of the shopping centre.

A lease buyout was negotiated with IKEA in December 2004, providing us the opportunity to redevelop the 114,000 square-foot store and significantly enhance the rest of the site. The redevelopment consisting of Staples, JYSK, Gold's Gym and other small retailers was completed in Q4/2005.

Northumberland Square
2441 King George Highway, Miramichi, New Brunswick

Northumberland Square is a 208,349 square-foot shopping centre located at the intersection of King George Highway and Rennie Road. This enclosed shopping centre is anchored by a 91,000 square-foot Zellers and draws population from a broad trade area. The centre contains a strong mix of national tenants including Shoppers Drug Mart, Payless Shoes, Rogers Video, Radio Shack and McDonald's. The property was acquired in February 2004.

Norwest Plaza
824 Norwest Road, Kingston, Ontario

Located at the southwest corner of Highway No. 2 and Highway No. 38, the property consists of two freestanding buildings constructed in 1987 and 1988, comprising 40,603 square-feet of leasable area. National tenancies at the property include Petcetera, Blockbuster Video and Pennington's.

Oakridge Centre
1201 Oxford Street West, London, Ontario

Oakridge Centre is located on Oxford Street and Hyde Park Road. The centre is situated in a well-established residential neighbourhood, which has a large secondary trade area. Formerly an enclosed centre, we negotiated a land sale to the anchor tenant, Loblaws, then relocated the existing tenancies to a newly constructed building in 2004. Several tenants commenced operations during 2004, while the balance opened for business during 2005. The new building contains 39,557 square-feet of leasable area that is anchored by Pharma Plus, CIBC, and The Beer Store.

Orillia Square Mall
1029 Brodie Drive, Orillia, Ontario

Orillia Square Mall is an enclosed mall located at the corner of Burnside Line and Highway 11 in Orillia, Ontario. This centre contains an aggregate of 310,436 square-feet of leasable area. The centre is anchored by Zellers and No Frills (Loblaws).

Excess lands originally purchased with the centre enabled us to construct a 50,000 square-foot Canadian Tire store and a 26,000 square-foot Staples store. Both tenants commenced operations in the fall of 1998. The final phase of expansion was a 10,000 square-foot Shoppers Drug Mart pad, which commenced operations in the summer of 1999. In December 2004, No Frills (Loblaws) completed a 16,200 square-foot expansion. National tenants operating at the property include Burger King, Circuit City and Suzy Shier.

Parkland Mall
277 Broadway St. E., Yorkton, Saskatchewan

Parkland Mall is a 267,702 square-foot enclosed shopping centre that services the community of Yorkton and surrounding area with a strong mix of national tenants. The easily accessible centre is located at the intersection of Highways 9 & 10. The property is anchored by The Bay, Zellers and IGA (Sobey's). The centre contains a strong mix of national tenants including Shoppers Drug Mart and Bank of Nova Scotia.

Parkwood Place Shopping Centre
1600 – 15th Avenue, Prince George, British Columbia

Parkwood Place is the dominant retail centre located in Prince George, British Columbia and contains excellent anchor tenants including The Bay, Famous Players, London Drugs, Save-On-Foods, and Staples Business Depot. Numerous national tenants, who include an expanded Moore's, Clarica Financial office, Pennington's, McDonald's, and Stitches, complement the anchors. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Peninsula Village Shopping Centre
15355 – 24th Avenue, South Surrey, British Columbia

Peninsula Village is a 170,726 square-foot, high profile, unenclosed centre located at the intersection of three major intercity thoroughfares. This shopping centre benefits from a prime location in addition to limited competition. Peninsula Village is anchored by Safeway and London Drugs. Additional high profile tenants include A Buck or Two, Baskin Robbins, Starbucks and the BC Liquor Store. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner 50% interest in the property.

Pickering Annex
1755-1805 Pickering Parkway, Pickering, Ontario

The newly branded Pickering Annex is a 275,376 square-foot unenclosed shopping centre located within an established retail node at the intersection of Highway 401 and Brock Road. The site is adjacent to brand new Wal-Mart, Canadian Tire and Sam's Club stores. The site's former anchor, Sears, vacated their premises in March 2004 providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Sears premises has been re-demised to accommodate a new 20,000 square-foot Business Depot (Staples) as well as a number of strong national tenants. In addition, a 35,000 square-foot DeBoer's shares the site but owns its own premises. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Pine Plaza
699 Pine Street, Sault Ste. Marie, Ontario

Pine Plaza is an unenclosed shopping centre located at the northwest corner of Pine Street and McNabb Street in Sault Ste. Marie, Ontario and contains an aggregate of 42,380 square-feet of gross leasable area. The anchor tenant at the property is A&P (Metro Richelieu).

Place Carnaval (Laval)
2425 Cure-Labelle Boulevard, Chomedy, Laval, Québec

This open neighbourhood shopping centre was built in 1986 and contains 104,240 square-feet of leasable space. The site is anchored by Super C (Metro Richelieu) and Jean Coutu, and includes Subway and Chez Cora Dejeuners as national tenants.

Place Forest
10521-10707 Boulevard Pie-IX, Montreal Nord, Quebec

In October 2002, we acquired a 100% interest in this enclosed community shopping centre located in the city of Montreal Nord. The 121,696 square-foot property is anchored by Business Depot (Staples) and Rossy. The property has a strong mix of national tenants including Pharmaprix (Shoppers Drug Mart), Royal Bank, Blockbuster Video, Reitmans and Payless Shoes.

Place Kennedy
800 Route due President-Kennedy, Levis, Quebec

Place Kennedy is a 105,790 square-foot new format retail centre located on the northwest corner of Route du President-Kennedy and Rue Des Forts. The centre is anchored by a 25,000 square-foot Business Depot (Staples) and a 24,000 square-foot Winners. In addition, Canadian Tire owns and operates a 50,000 square-foot store as part of the site. The property includes many other strong national retailers such as Mark's Work Wearhouse (Canadian Tire), Reitmans, Burger King and Moores. We purchased the property as part of an eight-property transaction in May 2004.

Place Newman
2101 Avenue Dollard, Lasalle, Québec

Place Newman is an enclosed 179,708 square-foot shopping centre located in the newly created borough of LaSalle. The property is anchored by a 48,000 square-foot Maxi (Loblaws), a 25,000 square-foot Rossy and a 24,000 square-foot Winners. Maxi completed a 10,000 square-foot expansion in late-2005. Other national tenants located at the site include Royal Bank, Uniprix, Subway and Radio Shack. We purchased the centre in 2002 as part of a five-property transaction.

Port Elgin Shopping Centre
216 Goderich Street, Port Elgin, Ontario

Built in 1976, this unenclosed 47,076 square-foot shopping centre is located at the northwest corner of Irvings Drive and Goderich Street. We secured a lease buyout of the Zehrs (Loblaws) premises in 2004 and have subsequently re-leased the unit to Giant Tiger, who commenced operations in 2005. National tenants located at the property include Bank of Nova Scotia, Pharma Plus, and L.C.B.O. Canadian Tire owns a store adjacent to and operating as part of the site.

Premier Plaza
366 Bunting Road, St. Catharines, Ontario

Built in 1961, this 144,541 square-foot community shopping centre is located at the southwest corner of Bunting Road and Carlton Street. Following the buyout of the leases of the centre's two anchor tenants, Zellers and A&P, we actively redeveloped the site. A newly constructed 60,000 square-foot Premier Fitness Centre and a 52,000 square-foot Canadian Tire call centre now anchor the renovated centre. In addition, Mandarin restaurant opened a 17,000 square-foot establishment in January 2005.

Renfrew Mall
740 Stewart Street North, Renfrew, Ontario

Renfrew Shopping Centre is a 138,528 square-foot enclosed centre located just west of Ottawa. Your Independent Grocer (Loblaws) vacated the centre in December 2004 and Wal-Mart vacated the centre in July 2005, which provides us with the opportunity to redevelop the centre. Teletech Canada has leased 15,000 square-feet and is scheduled to commence operation of a call centre in March 2006. National tenancies located at the property include Northern Getaway and Northern Reflections.

RioCan Centre Grande Prairie I
100th Avenue, Grande Prairie, Alberta

RioCan Centre Grande Prairie is a 217,771 square-foot power centre. The shopping centre consists of a strong mix of national tenants including Cineplex Odeon Cinema, Staples, London Drugs, Mark's Work Wearhouse (Canadian Tire) and Totem Building Supplies (Rona). A Wal-Mart store operates adjacent to the site bringing additional traffic to the shopping centre.

RioCan Centre Grande Prairie II
100th Avenue, Grande Prairie, Alberta

Purchased in November 2002 this 63,414 square-foot retail strip centre is located on the western border of the RioCan Grande Prairie site and is occupied by Winners, Michaels and JYSK Furniture. The centre forms part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

RioCan Centre Kingston
Gardiners Road and Taylor Kidd Boulevard, Kingston, Ontario

Located at the east side of Gardiners Road immediately south of the Taylor Kidd Boulevard, this unenclosed retail power centre comprises 641,000 square-feet of gross leasable area. The first phase of the centre totals approximately 233,000 square-feet and is anchored by a Home Depot (which owns its own premises) and also includes such strong retail tenants as Sears, Business Depot (Staples), Future Shop, Cineplex Odeon Cinemas, Sport Mart, Winners, HomeSense, Old Navy and Danier Leather. The remainder of phase one was completed in late 2002 and tenants that commenced operations included La Vie En Rose, Bombay Company and Mexx. In March 2002, we purchased the remaining 50% ownership interest in this property from our former partner Trinity Development Group Inc.

Approximately 23 additional acres of land north of the existing property were purchased in December 2004. Upon completion, the second phase will consist of approximately 251,000 square-feet and will include a number of strong national tenants including The Brick, Home Outfitters, Best Buy, TD Canada Trust and East Side Mario's. As of December 31, 2005, tenants totalling 123,000 square-feet had commenced operations. The site is projected to be substantially complete by the end of the fourth quarter of 2006.

RioCan Centre London North
94 Fanshawe Park Road, London, Ontario

Located at the intersection of Fanshawe Park Road and Richmond Street in North London, the site consists of a 105,040 square-foot unenclosed new format retail centre, constructed in 1998. The centre is leased to a number of strong national tenants including PETsMART, Chapters, Pier 1 Imports, The Shoe

Company, East Side Mario's and Jack Astor's. Loblaws operates adjacent to the site bringing additional traffic to the shopping centre.

RioCan Centre London South
387 – 401 Wellington Street South, London, Ontario

Located at the northwest corner of Wellington Street South and Commissioners Road, the site is a two level unenclosed shopping centre consisting of five freestanding buildings totalling 139,150 square-feet of gross leasable area. The retail component generates the majority of its revenue from national and anchor tenants that include A&P (Metro Richelieu), Rogers Video, East Side Mario's, Canada Post, Pizza Pizza, and Quizno's. The second-storey office component is occupied by a variety of local office users.

RioCan Centre Newmarket
17810 – 17830 Yonge Street, Newmarket, Ontario

We acquired a direct 40% interest in the RioCan Centre Newmarket from a private developer in 2001. Located at Yonge Street and Dawson Manor, the 66,720 square-foot site is anchored by Staples, which leases the land for their premises. The remainder of the site is leased to a strong mix of national tenants including Jack Astor's, The Shoe Company, Moore's, Mark's Work Wearhouse (Canadian Tire).

RioCan Centre Sudbury
Regional Road 55 (Kingsway), Sudbury, Ontario

This property originally consisted of three buildings totalling 152,176 square-feet of gross leasable area. A 58,000 square-foot Famous Players theatre that commenced operations in November 1999 anchors the centre, sharing the site with a 135,000 square-foot Costco, which owns its own premises. The theatre is complemented by a number of strong national tenants including Chapters, Business Depot (Staples), The Shoe Company, Danier Leather, BouClair, Mark's Work Wearhouse (Canadian Tire) and Kelsey's. We sold 50% of the property to Kimco Realty Corporation in September 2002.

In 2002, the joint venture acquired additional land adjacent to the centre. The lands have been leased and developed to include Sears Whole Home, HomeSense, Pier I Imports and Montana's Restaurant. Phase III comprises of 150,178 square-feet of leasable area and is anchored by national tenants such as Winners, Linens 'N' Things, Michaels, PETsMART and Old Navy. The three sites combined total 384,478 square-feet of gross leasable area.

RioCan Centre Thunder Bay
777 Memorial Avenue, Thunder Bay, Ontario

The 284,689 square-foot RioCan Centre Thunder Bay new format retail centre is anchored by a 126,000 square-foot Wal-Mart and is supported by a number of strong national tenancies including Future Shop, Winners and Chapters. A 10,000 square-feet Nygard store is currently being developed and will commence operations in Q2 2006. The centre was acquired in February 2001.

RioCan Centre Windsor
Provincial Road & Walkers Road, Windsor, Ontario

The RioCan Centre Windsor is located at Provincial Road and Walkers Road in Windsor, Ontario and is adjacent to a property containing an existing 110,000 square-foot Costco. This 239,321 square-foot new format retail centre was developed in five phases consisting of seven buildings. The first phase, a 68,000 square-foot Famous Players theatre was completed and the tenant commenced operations in December 1997. The second phase was completed in 1998 and contains a 26,000 square-foot PETsMART, a 26,000 square-foot Staples Business Depot, and freestanding Kelsey's and Montana's restaurants. The third phase included a 44,000 square-foot The Brick and a 10,000 square-foot Sport Mart. The fourth phase was completed in the summer of 2001 and involved the construction of a 51,500 square-foot Sears Whole Home store. Most recently, a 2,600 square-foot pad was added in early 2003, comprised of a Subway and Mega Wraps. The shopping centre is now fully developed.

RioCan Colossus Centre
Highway 400 & Highway 407, Vaughan, Ontario

Located northwest of the Highway 400/Highway 407 interchange in Vaughan, Ontario, RioCan Colossus Centre is an unenclosed new format retail centre with approximately 685,000 square-feet of leasable area. One of the site's three anchors, a 130,000 square-foot Costco, owns its premises. The second anchor, a freestanding new format Rona store, consists of 121,000 square-feet of leasable area with a 26,304 square-foot garden centre and is owned 60% by us.

We have a 60% interest in the remainder of the site which consists of 333,673 square-feet of strong retail tenancies including Office Place, HomeSense (Winners), Club Monaco, Jacob, Roots, Golf Town, East Side Mario's, Alice Fazooli's and Jack Astor's. In addition to the lands acquired in 1998, an additional parcel of land was acquired in 2001. These lands were leased to a number of strong national retailers including Freeman Formalwear, La Vie En Rose, Sport Mart, The Body Shop and Talbots. This phase of the RioCan Colossus Centre comprising approximately 71,000 square-feet was completed and operational by the end of 2001. We purchased a 60% interest in the freestanding 100,634 square-foot Famous Players, in July 2005. The purchase of the Famous Players portion of the site includes approximately 35,000 square-feet of excess density that will be developed, constructed and leased in late-2006 and early-2007.

RioCan Durham Centre
40 Kingston Road East, Ajax, Ontario

RioCan Durham Centre is a 1,239,994 square-foot new format retail centre located at the northeast corner of Highway #2 and Harwood Avenue. Major tenants include Zellers, Winners, Mark's Work Wearhouse (Canadian Tire), The Shoe Company, L.C.B.O. and Future Shop. In addition, Costco owns and operates a store adjacent to, and contiguous with the centre. We own lands abutting and neighbouring RioCan Durham Centre, which were partially developed in 2000. The expansion totalled approximately 68,500 square-feet and new tenants include Addition-Elle, Bowring, Reitmans, Roots and Petcetera.

We purchased the freestanding Zellers store in early 2002 and the 59,000 square-foot Loblaws store in November 2003. During 2004, the former Loblaws site was developed into a 27,000 square-foot HomeSense and a 32,000 square-foot Linens 'N' Things, which commenced operations during Q3. The remaining lands, north of the existing site, containing 67,000 square-feet of density were developed in 2005 and will be completed in early 2006. This portion of the site has been leased to a variety of tenants.

There are two additional segments or components to this site:

The first is bound by Highway #2 and Salem Road consists of a 129,000 square-foot Wal-Mart store, an 85,000 square-foot Canadian Tire Store and a 34,000 square-foot Cineplex Odeon Cinemas. In addition, Home Depot owns and operates a 131,000 square-foot home improvement store that also serves as an anchor for the site. The remainder of the site is occupied by a number of strong tenancies including Pennington's, Wendy's/Tim Horton's, Kelsey's, and Payless Shoes. We originally had an indirect interest in this parcel in the form of a secured participating loan. We exercised our option to acquire a 50% interest in this segment on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

The second is bound by Highway #2 and Harwood Avenue. This 6.48-acre parcel has been developed as an unenclosed new format retail centre, consisting of 65,151 square-feet of leased space. The property is leased to Best Buy, Old Navy, Bombay Company, Kelsey's and Mexx. A portion of the site was sold to Loblaws, which constructed a 115,000 square-foot store. We originally had an indirect interest in the parcel in the form of a secured participating loan. After acquiring a 50% interest in the site in 2001, and an additional 50% during 2004, the site is now wholly owned.

RioCan Fairgrounds
93-99 First Street, 85-115 Fifth Avenue, Orangeville, Ontario

RioCan Fairgrounds is a 464,715 square-foot new format retail centre located at the intersection of Hwy 10 and First Street. This site is anchored by Wal-Mart, Commisso's (a sub-tenant of Loblaws) and Galaxy Cinemas (Cineplex) Theatres. Home Depot and Canadian Tire own stores contiguous to, and operating as part of the site. The regional dominance of the shopping centre has attracted a strong mix of national tenants that include Pennington's, Payless Shoes, Bank of Nova Scotia, Blockbuster, Harvey's, and Wendy's.

During 2003, we developed 18.6 acres site of adjacent vacant lands that were formerly occupied by a warehouse building. Approximately 9.2-acres of the site were sold to Home Depot and the remainder was developed in 2005 into a new format retail site occupied by Winners, Sport Mart, Mark's Work Wearhouse (Canadian Tire) and East Side Mario's. The final phase of the site is currently under development consisting of a 10,000 square-foot International Clothiers who will commence operations in Q4 2006.

We originally had an indirect interest in the sites in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the sites on March 7, 2002 and subsequently purchased the balance of the sites as part of an eleven-property transaction in June 2002.

RioCan Hall
Richmond Street West, Toronto, Ontario

RioCan Hall comprises a 246,888 square-foot urban retail entertainment destination situated at the intersection of Richmond Street and John Street in the heart of downtown Toronto. A 106,000 square-foot state of the art Famous Players Entertainment Complex, The Paramount, anchors the property. Other national tenants include Chapters and Milestones. Commencing in 2006 the centre will also be occupied by a large nightclub comprising 52,000 square-feet.

RioCan Greenfield
3514 Boulevard Taschereau, Greenfield Park, Québec

RioCan Greenfield is a 371,704 square-foot new format retail centre located on the south shore of Montreal. The centre is anchored by a 45,000 square-foot Maxi (Loblaws) supermarket and a 71,000 square-foot Leon's furniture store. The property includes many other strong national retailers such as Winners and Business Depot (Staples). A $4.6 million renovation was completed several years ago in order to accommodate additional tenants including an 18 screen Guzzo Cinema. RioCan purchased this property in 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

RioCan Langley Centre
20015-20085 Langley By-Pass, Langley, British Columbia

The centre consists of two separately purchased sites that are located across the street from one another. We purchased the first half of the site, Langley Gate, in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. This 152,324 square-foot new format retail centre is located in Langley, British Columbia, which is approximately 40 minutes east of downtown Vancouver. It is strategically situated at the northeast corner of 200th Street and the Langley By-Pass in a major intersection that provides the property with excellent exposure in the heart of the city of Langley's retail corridor. The centre is anchored by Sears, HomeSense and Chapters and has numerous strong national tenants including PETsMART and Swiss Chalet.

We purchased the second half of the site, Langley Power Centre, in March 2003 also as part of a joint venture with Kimco Realty Corp. This newly constructed, 228,314 square-foot new format retail centre is located directly across from Langley Gate. Langley Power Centre consists of seven buildings – the main building houses the anchor tenants, including Golf Town, Winners, Future Shop, Michaels, Office Depot and Coast Mountain Sports. The remaining 6 freestanding pads are predominantly comprised of national tenants including, among others, Starbucks, Montana's, Olive Garden and Tip Top Tailors.

RioCan Leamington Centre
275-304 Erie Street South, Leamington, Ontario

Anchored by a 105,000 square-foot Wal-Mart store and a 46,000 square-foot A&P (Metro Richelieu) supermarket, this new format retail centre is located at the intersection of Erie Street South and Pulford Avenue, serving Leamington and the surrounding communities. The balance of the premises are leased exclusively to national tenants, including, among others Pennington's, Reitmans, Work World, Payless Shoes and First Choice Haircutters. In addition, Canadian Tire, Burger King and a local bakery own and operate stores contiguous to, and operating as a part of RioCan Leamington. An additional 7,000 square-foot freestanding pad was developed in 2004 and leased to Sport Mart adjacent to the Wal-Mart premises. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan Leaside Centre
815-845 Eglinton Avenue, Toronto, Ontario

RioCan purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located in a mature, affluent area in mid-town Toronto, the property benefits from the significant vehicular and pedestrian traffic flow from

the neighbourhood. Anchored by a 56,000 square-foot Canadian Tire, the new format centre contains a high quality mix of national tenants, including Pier 1 Imports, Petstuff, Giant Carpet and Future Shop.

RioCan Marketplace
3651 – 3701 Strandherd Drive, Ottawa, Ontario

This property is currently being developed into a 549,000 square-foot new format retail centre. We acquired a 62.5% interest in the property in March 2004 from Trinity Development Group Inc., who own the remainder of the site. The site is anchored by a 130,000 square-foot Wal-Mart store, which commenced operations in November 2001 and a 115,000 square-foot Loblaws food store, which owns its own premises but operates as part of the shopping centre. National tenants include Winners, Business Depot (Staples), Super Pet, Mark's Work Wearhouse (Canadian Tire), Reitmans, Kelsey's and Pizza Pizza. In December 2003, four freestanding pads (TD Canada Trust, Bank of Nova Scotia, Tim Horton's and Wendy's) were sold.

A second phase of the property totalling 118,000 square-feet was partially developed in 2005. Tenants located in this portion of the shopping centre include Galaxy Cinemas (Cineplex), Indigo Books, Sport Chek and L.C.B.O. As of December 31, 2005, tenants totalling approximately 87,000 square-feet had commenced operations. The site is projected to be substantially complete by the end of the second quarter of 2006.

RioCan Marketplace
2011-2171 Steeles Avenue West, Toronto, Ontario

RioCan Marketplace is located on Steeles Avenue West at Dufferin Street, less than five kilometres south of Highway No. 407. Development of the 38-acre site commenced during 2004 and was completed in the fourth quarter of 2005. The Real Canadian Superstore (Loblaws) commenced operations in late 2004 and a 107,000 square-foot Home Depot opened in 2005. Both tenants own their own stores but operate as part of the overall site. In addition to these shadow anchors, the new format centre contains a 31,000 square-foot Winners as well as a high quality mix of national tenants, including Mark's Work Wearhouse (Canadian Tire), Part Source and Sport Mart. In September 2004, three pads leased to Montana's, Casey's, and Wendy's were sold to a private investor.

RioCan Merivale Place
1651 – 1667 Merivale Road SE, Nepean, Ontario

This 187,873 square-foot new format centre is located at the intersection of Merivale Road and Meadowlands Drive. The site consists of two adjacent properties acquired in two separate acquisitions in September 2003. This centre enjoys an excellent location in Ottawa's busiest and fastest growing retail area. The property is anchored by Your Independent Grocer (Loblaws), Home Outfitters and Winners, and is tenanted by a strong mix of national tenants, including Bank of Nova Scotia, Sport Mart, HMV and Rogers Video. The centre offers an additional 31,250 square-feet of future build-out opportunity. Approximately 20,000 square-feet of new retail space will be constructed and operational by the end of 2006.

RioCan Niagara Falls
6777 Morrison Street, Niagara Falls, Ontario

The 367,711 square-foot new format retail centre is located at the intersection of Morrison Street and Dorchester Road, with excellent exposure to vehicular traffic on the Queen Elizabeth Way highway. The site is anchored by a 106,000 square-foot Wal-Mart, a 26,000 square-foot Business Depot (Staples), and a 72,000 square-foot Loblaws. In April 2003, we sold 8.3-acres of land to Home Depot for the construction of a 100,000 square-foot home improvement store that serves as another anchor for the site. With an additional 24,000 square-feet of development completed in 2003, this centre is leased exclusively to leading national tenants that include Mark's Work Wearhouse (Canadian Tire), Pennington's, Reitmans, Sleep Country, Moore's, Payless Shoes, Boston Pizza, and Sport Mart. We acquired the site in 2002 as part of an eleven-property transaction. In 2005 we acquired the Loblaws store.

RioCan Sainte Foy
Boulevard Duplessis & Rue Jules Verne, Ste. Foy, Quebec

RioCan Sainte Foy is a new format retail centre located at the intersection of Autoroute 40 and 540 just outside of Quebec City. This site is anchored by a 134,000 square-foot Wal-Mart store, a 93,000 square-foot stadium-seating format Famous Players and a 26,000 square-foot Business Depot (Staples). The recently completed site contains approximately 667,000 square-feet in area including a 49,000 square-foot Metro Richelieu supermarket and a 130,000 square-foot Home Depot that own their own premises and operate as part of the shopping centre. Over the course of 2003, four additional tenants totalling approximately 60,000 square-feet commenced operations including a 43,500 square-foot Sears Whole Home.

We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002. We acquired the adjacent 65,000 square-foot Cineplex Odeon Cinemas and two freestanding restaurant pads in December 2004. A 4,250 square-foot TD Canada Trust was constructed in 2005 and opened in October. Excess density totalling 25,000 square-feet exists on site. 18,800 square-feet has been leased to Dollarama, Quizno's, Place de Matelas and Betonel. These tenants are scheduled to commence operations in summer 2006.

RioCan Shawnessy
Marquis of Lorne Trail, Calgary, Alberta

RioCan Shawnessy Centre has been created as part of the joint venture with Kimco Realty Corporation by combining Shawnessy Towne Square with Shoppes at Shawnessy. The joint venture purchased Shawnessy Towne Centre in January 2002 and we subsequently sold Kimco a 50% interest in the Shoppes at Shawnessy in March 2002. Once the joint venture gained ownership of both unenclosed centres, their combination became inevitable due to close proximity and operating synergies.

RioCan Shawnessy Centre currently consists of 469,008 square-feet of gross leasable area located just north of the Marquis of Lorne Trail Highway and west of Macleod Trail in the heart of Calgary's booming south end. It is the dominant shopping destination for Calgary's rapidly growing suburban communities and includes popular anchors such as Zellers, Winners, Staples, and Future Shop. National tenants include Bank of Montreal, Swiss Chalet, Michaels, Shoppers Drug Mart, Mark's Work Wearhouse (Canadian Tire), and Tim Horton's. In addition to RioCan Shawnessey Centre's strong tenant list, the centre also benefits from traffic generated from Wal-Mart, Home Depot and Canadian Tire, which own and operate stores contiguous with, and operating as a part of the shopping node.

RioCan Signal Hill Centre
Sarcee Trail and Richmond Road S.W., Calgary, Alberta

The RioCan Signal Hill Centre is a 568,693 square-foot new format retail centre located on a 64-acre site, developed between 1997 and 2000 with Trinity Development Group Inc. as a 50% joint venture partner. In addition, we acquired 22 acres at the site for our own account and from that parcel sold 11.5 acres to Westfair Foods (Loblaws). On the remaining 10.5 acres we constructed a 112,488 square-foot freestanding building that was leased to Zellers and opened for business in September of 1997.

The remaining 42 acres were developed into six parcels containing 341,205 square-feet of net leasable area. The buildings are occupied by a variety of national and local retail tenants including Winners, Business Depot (Staples), Indigo, Michaels, Kelsey's, Montana's, The Shoe Company, Tip Top Tailors, HMV and Sport Mart. In November 2000, we acquired the 50% interest held by Trinity.

RioCan Thickson Ridge
1650 Victoria Street, Whitby, Ontario

We purchased this 363,040 square-foot new format centre in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located at the intersection of Highway 401 and Thickson Road, this centre enjoys high visibility and accessibility, and offers excellent access to a strong, growing suburban market in Whitby. Anchored by Home Depot (shadow anchor) and Sears Whole Home, the centre has attracted an impressive tenant roster including Winners, Home Outfitters, Future Shop, PETsMART and Michaels. The centre was expanded by an additional 40,000 square-feet of retail space in late-2003 and early-2004 to accommodate Golf Town, Pier I Imports and Covers.

RioCan Warden
Warden Avenue south of Eglinton Avenue, Scarborough, Ontario

Located southwest of Warden Avenue and Eglinton Avenue, this 232,367 square-foot development is anchored by a 128,000 square-foot Wal-Mart department store. In addition to the anchor, the site contains a number of strong tenancies including Winners, Future Shop, Payless Shoes, Mark's Work Wearhouse (Canadian Tire) and The Shoe Company. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site in March 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan West Ridge
3275, 3295, 3305 and 3315 Monarch Drive, Orillia, Ontario

RioCan West Ridge is a new format retail centre located at the intersection of West Ridge Boulevard and Monarch Drive. This site is anchored by a 106,000 square-foot Wal-Mart store and a 41,000 square-foot Food Basics (Metro Richelieu) supermarket. The completed site is 368,201 square-feet in area including a 130,000 square-foot Home Depot that owns their own premises and operates as part of the shopping centre. The property contains a number of strong national tenants including Sport Chek, Bank of Nova Scotia and Tim Horton's. Over the course of 2004, additional tenants totalling approximately 18,000 square-feet commenced operations including Mark's Work Wearhouse (Canadian Tire) and Subway.

In December 2004 we acquired a 21,500 square-feet Galaxy Cinemas (Cineplex) adding further value and traffic to the centre. With the addition of the Galaxy, the total gross leasable area of the centre is 235,197 square-feet.

RioCentre Newmarket
Yonge Street & Savage Road, Newmarket, Ontario

This site was developed over 2001 & 2002 and comprises 94,169 square-feet of gross leasable area. The site is anchored by a new concept A&P (Metro Richelieu) store and is supported by 46,000 square-feet of in-line CRU including Shoppers Drug Mart, Blockbuster Video, Pizza Pizza and four freestanding pads.

RioCentre Oakville
478-502 Dundas Street West, Oakville, Ontario

This well located development is anchored by a 54,000 square-foot new concept A&P store and is supported by 48,000 square-feet of in-line CRU including Shoppers Drug Mart and Blockbuster Video. TD Canada Trust, Blockbuster Video, Tim Horton's and McDonald's are located on pads at the site. The site was fully built-out upon the completion of the Mr. Lube and Water Depot pad in early 2004.

RioCentre Thornhill
1054 Centre Street, Thornhill, Ontario

This unenclosed 140,345 square-foot shopping centre is anchored by a 51,000 square-foot No Frills (Loblaws) supermarket. Subsequent to the acquisition of the property in 2001, a partial redevelopment of the centre occurred. The former Sports Authority premises was re-leased and expanded to accommodate a new Winners which opened in October 2001 and HomeSense (Winners) which opened in April 2002. In addition, a 5,000 square-foot freestanding pad was developed for Kelsey's. This property is also occupied by several strong national tenants including Shoppers Drug Mart, Quizno's and TD Canada Trust.

Riverbend Square Shopping Centre
Rabbit Hill Road, Edmonton, Alberta

This property is located in the Riverbend/Terwillegar area, a residential area of Edmonton adjacent to the Whitemud Freeway. The centre comprises 136,091 square-feet and consists of four freestanding buildings and a large strip plaza, built in stages since 1990. Major tenants include Safeway, Goodyear, three financial institutions and Shoppers Drug Mart.

Rona Centre
1960 Eglinton Avenue East, Toronto, Ontario

We acquired a 100% interest in this retail/industrial complex in September 2002 and were able to sever and sell the industrial/warehouse component of the property in March 2003. The remaining new format retail component comprises 134,370 square-feet, consisting of a Rona home improvement centre and freestanding McDonald's and Kelsey's restaurants.

Sandalwood Square Shopping Centre
Bristol Road East, Mississauga, Ontario

This 107,860 square-foot unenclosed community shopping centre was built in 1989 and is anchored by Loblaws, who have sublet the premises to Commisso's supermarket. The remainder of the site is tenanted by numerous strong national tenancies including McDonald's, The Beer Store, two Canadian chartered banks and Rogers Video.

Sherwood Forest Mall
1225 Wonderland Road North, London, Ontario

Sherwood Forest Mall, an enclosed centre located at the southwest corner of Gainsborough Road and Wonderland Road in London, Ontario, contains an aggregate of 218,968 square-feet of gross leasable area. Major tenants in the centre include Food Basics (Metro Richelieu), Shoppers Drug Mart, Tim Horton's, and Royal Bank.

Zellers vacated its 75,716 square-foot store at Sherwood Forest Mall in June 1999. The unit was reconfigured to accommodate a 31,000 square-foot Goodlife Fitness Centre, Rogers Video, and a medical clinic.

Shoppers World Brampton
499 Main Street, Brampton, Ontario

Shoppers World Brampton is a 781,067 square-foot enclosed regional shopping centre located south of downtown Brampton on a 52-acre site. We own 100% of the site excluding the 138,000 square-foot Hudson's Bay department store that forms part of the building. The current anchors within the centre include Zellers, Canadian Tire, Business Depot (Staples), Price Chopper (Sobey's) and Winners.

Over the course of 2000-2001, Shoppers World Brampton underwent a major redevelopment. A portion of the shopping centre was demolished in order to accommodate a new 83,500 square-foot Canadian Tire. Zellers renovated their existing premises and expanded into the existing centre by 20,000 square-feet. Winners relocated into a larger 30,000 square-foot unit and Business Depot (Staples) leased the former Winners premises. In addition, construction was completed on a new food court and two freestanding pads. The food court opened in 2001. One pad is occupied by Tim Horton's and the second pad is leased to three retail tenants including Pet Valu and Subway. The centre continues to have an excellent tenant mix with such national tenants as Sport Mart, Moore's, Peoples Jewellers, Hallmark Cards, Radio Shack, Fairweather, Black's, Pharma Plus, Footlocker, and Bank of Montreal.

Shoppers World Danforth
3003 Danforth Avenue, Toronto, Ontario

The property is located on the southwest corner of Victoria Park Avenue and Danforth Avenue in the east end of Toronto. Acquired in August 2002 as part of the joint venture with Kimco Realty Corporation, we own 50% of this property that encompasses 328,820 square-feet of leasable area. The property was renovated and expanded in 1998. This fully leased shopping centre is anchored by Zellers, Dominion (Metro Richelieu) and Business Depot (Staples). Other national tenants located at the property include Shoppers Drug Mart, Moore's, Reitmans, CIBC, Blockbuster Video and Burger King. The site, including the land on which the shopping centre building is situated, has been acquired by way of a long-term (approximately 27 years at acquisition) lease.

Silver City Hull
115 Boulevard Du Plateau, Hull, Quebec

The property is comprised of four buildings totalling approximately 480,000 square-feet of gross leasable area. The centre is anchored by an 85,000 square-foot state of the art Famous Players Theatre that opened for business in December 1999. A 101,000 square-foot Rona store, which is not owned by the Landlord, also operates as an anchor for the site. Freestanding buildings for TD Canada Trust and Scotiabank were constructed in the summer of 2004. In addition, a 30,185 square-foot Winners commenced operations in September 2005. A 10,500 square-foot Corbeil Electronics is scheduled to commence operations in spring 2006. We purchased a 100% interest in the property from Trinity Development Group Inc. in July 2004.

In 2005, we purchased approximately 8.5-acres adjacent to the Famous Players theatre to be developed into approximately 100,000 square-feet of retail space. We are currently negotiating with a number of strong national tenants to lease space that will be developed on the site during 2007.

South Edmonton Common
2004-99 98 Street, Edmonton, Alberta

This property has been acquired in four phases over the period 2002 to 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The centre is located at the southeast corner of Calgary Trail and 23rd Avenue, one of Edmonton's busiest intersections. This 50-acre site forms a part of what will eventually be Canada's largest new format retail centre, consisting of approximately 2.3 million square-feet of commercial space on 220 acres.

South Edmonton Common contains an aggregate of 428,746 square-feet of gross leasable area. The centre is shadow-anchored by retailers such as Real Canadian Superstore (Loblaws), Home Depot, Cineplex, and Wal-Mart, all of which own stores contiguous to, and operate as a part of South Edmonton Common. Prominent national retailers with long-term commitments include tenants such as The Brick, Golf Town, Michaels, London Drugs and Old Navy. Phase III of this property was acquired during winter 2003, and Phase IV was acquired during summer 2004. An additional 14,000 square-foot pad was constructed in 2005 and all six tenants were operating by the end of the year.

South Hamilton Square
1550 Upper James Street, Hamilton, Ontario

South Hamilton Square is a 304,433 square-foot unenclosed shopping centre located along the dominant retail strip in south Hamilton. The property enjoys excellent access from both Upper James Street and Rymal Road and is anchored by an 85,000 square-foot Zellers and a 51,000 square-foot Fortino's (Loblaws). The property contains numerous strong national tenants including Shoppers Drug Mart, CIBC, Petcetera and Bank of Nova Scotia.

Southgate Shopping Centre
2495 & 2515 Bank Street, Ottawa, Ontario

Southgate Shopping Centre is situated at the intersection of Hunt Club Road and Bank Street South in Ottawa. The centre contains 72,669 square-feet of leasable area and is host to a variety of service oriented national and local retailers. The centre anchored by a 30,322 square-foot Loeb (Metro Richelieu) grocery store and other tenants include Bank of Nova Scotia, Shoppers Drug Mart, Rogers Video, Pet Valu, Pizza Pizza and Tim Horton's.

Southland Crossing Shopping Centre
9737 Macleod Trail S.W., Calgary, Alberta

This unenclosed community shopping centre was built in 1988 and consists of 132,072 square-feet of gross leasable area. Anchored by a 46,000 square-foot Safeway, the property contains a diverse mix of national and local tenants that include TD Canada Trust, Jack Astor's and Second Cup.

South Trail Crossing
4307 130th Avenue S.E., Calgary, Alberta

Developed over the period 2000 to 2005, South Trail Crossing contains a mix of high-profile national, regional and local retailers, which provide a mix of uses including food, fashion, financial institutions, and restaurants. The property is situated on a 30.69 acres site that was acquired during Q1/2006. It is a new format centre, comprising 282,770 square-feet of leasable area, anchored by a 49,000 square-foot Calgary Co-Op. South Trail Crossing has an exceptional list of major tenants that include a 28,000 square-foot Winners, a 23,000 square-foot Staples, a 19,000 square-foot Sport Chek, and a 12,000 square-foot Petcetera.

St. Clair Beach Shopping Centre
13580 Tecumseh Road, Windsor, Ontario

St. Clair Beach Shopping Centre is a 76,001 square-foot retail strip centre located in the Village of St. Clair Beach, just east of Windsor. The centre, situated at the northeast corner of Manning Road and Tecumseh Road was constructed in 1983. The property is leased to a strong mix of national and local tenants including National Sports, Burger King and Bank of Montreal. The site originally included roughly 10 acres of unused land.

In October 1995, we sold 6.2 acres of the unused land to Loblaws for the development of a new Zehrs store that operates adjacent to the shopping centre. As a result of the sale, we were left with 4 acres of unused land on the site that has been expanded and tenanted by, amongst others, Desjardins Bank, Blockbuster Video, Second Cup, Baskin Robbins, and Little Caesar's.

Ste. Hyacinthe Wal-Mart Centre
3425 Martineau Street West, Ste. Hyacinthe, Quebec

This new format retail centre contains 166,808 square-feet of gross leasable area. Major tenants include Wal-Mart, Business Depot (Staples), a Canadian chartered bank and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to and operating as a part of this centre. Approximately 9,800 square-feet of new retail space was leased and developed in late 2004 and early 2005.

Stratford Mall
925 Ontario Street, Stratford, Ontario

Stratford Mall is an unenclosed centre located at the southeast corner of Ontario and Maier Boulevard in Stratford, Ontario, and contains an aggregate of 160,082 square-feet of gross leasable area. The property contains a number of major tenants including Zellers, Food Basics (Metro Richelieu) and The Beer Store.

In order to accommodate a 24,000 square-foot expansion by Zellers, we "de-malled" the existing centre over 1999 and 2000. The result of this conversion to a traditional strip centre is a 90,000 square-foot

expanded and renovated Zellers, the existing 35,000 square-foot A&P store, a 5,000 square-foot Kelsey's pad restaurant and approximately 20,000 square-feet of in-line retail space.

Strawberry Hill
12101 72nd Avenue, Surrey, British Columbia

We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Strawberry Hill is a new format retail centre located in an affluent neighbourhood of Surrey, British Columbia. The centre contains an aggregate area of 332,810 square-feet, anchored by large tenants such as Home Depot, Cineplex Odeon Cinemas, Winners, Chapters, Sport Chek and PETsMART, which have long-term lease commitments in place. The remaining retail is comprised of national tenants such as Bank of Nova Scotia, Tim Horton's and Payless Shoes. The property has retail development potential of approximately 53,000 square-feet, of which 5,000 square-feet will be developed in 2006.

Sudbury Supermall
1485 LaSalle Boulevard, Sudbury, Ontario

The Sudbury Supermall is a 136,033 square-foot enclosed shopping mall with three freestanding pads located in northeast Sudbury. The centre was originally constructed in 1969 and was redeveloped in the late 1980s. We sold portions of the existing mall to Loblaws Properties Inc. in 1998 and 2003. The portion of mall sold included the Your Independent Grocer (Loblaws) and Shoppers Drug Mart tenancies, as well as a few other local retailers. Remaining national tenants include Zellers, Blockbuster, The Beer Store, Bank of Montreal, L.C.B.O., and Pat and Mario's.

The Junction Shopping Centre
32525/32555 Mission Way, Mission, British Columbia

We acquired this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The property is located in a highly visible location in the heart of the Central Fraser Valley approximately one hour from Vancouver. The Junction Shopping Centre encompasses 267,604 square-feet of gross leasable area. Save-On-Foods, Famous Players, London Drugs, TD Canada Trust and Tim Horton's anchor this unenclosed shopping centre. Canadian Tire has recently opened a 48,000 square-foot store that it owns and operates as part of The Junction Shopping Centre. The site has further retail development potential of approximately 70,000 square-feet, of which 15,000 square-feet has been leased to Staples who will commence operations in the newly constructed pad in Q2 2006.

Tillicum Shopping Centre
3130-3170 Tillicum Road, Victoria, British Columbia

We acquired this property in July 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Tillicum Shopping Centre is an enclosed retail centre located at the intersection of Tillicum Road and Burnside Road, only 10 minutes from downtown Victoria. Originally constructed in 1982, the 457,188 square-foot centre underwent a $28 million renovation and expansion in 1999 designed to combine the traditional mall with new format shopping centre. Over 90% of Tillicum Shopping Centre's gross revenue is derived from strong anchor tenants including Zellers, Safeway, Famous Players, Winners, London Drugs and Petcetera and national tenants such as A Buck or Two, Kelsey's and Payless Shoes. The property's remaining development potential was utilized to build

a 31,000 square-foot Linens 'N' Things, and 15,000 square-foot Old Navy during 2004. A 5,000 square-foot TD Canada Trust Bank pad will be constructed in 2006 and additional density exists on this site.

Timiskaming Square
R.R. #2, New Liskeard, Ontario

Timiskaming Square is a 164,142 square-foot shopping centre located at the intersection of Highway 11 and Highway 11B. This enclosed shopping centre is anchored by Zellers and Loeb (Metro Richelieu). The centre contains a strong mix of national tenants including TD Canada Trust, Reitmans and Northern Reflections. We purchased the property as part of a three-property transaction in September 2003.

Timmins Square
1500 Riverside Dr., Timmins, Ontario

Timmins Square is a 397,303 square-foot enclosed mall anchored by Zellers, Sears and No Frills (Loblaws). In January 2005 Wal-Mart vacated the centre making way for an exciting redevelopment that saw Sears relocate from the existing location (44,488 square-feet) and expand into the former Wal-Mart premises (109,500 square-feet) effective September 2005. In October 2005, construction commenced on the former Sears premises to accommodate a 20,000 square-foot Winners and a 15,000 square-foot Sport Chek. Both tenants are scheduled to open in May 2006. In addition, the property is currently occupied by a long list of strong national tenants including Northern Reflections, Reitmans, Blue Notes, Coles and Hallmark Cards. A 70% interest in this property was sold to Montez Retail Fund in September 2005 by our Partner. We continue to own a 30% interest in the site.

Trafalgar Ridge Shopping Centre
Trafalgar Road, Oakville, Ontario

This shopping centre currently contains 131,223 square-feet of leased space. An additional 15,000 square-foot freestanding building was constructed in 2005 to accommodate Premier Fitness. Major tenants include Bank of Nova Scotia, Pet Valu and Edward Jones. We purchased the adjacent 57,000 square-foot Loblaws store in November 2003. Loblaws vacated the premise in July 2004 enabling us to add value and traffic-flow to the centre. The premises were subsequently leased to Winners, HomeSense and Audio Video 2001, and both tenants commenced operations in Q1 of 2005.

Trenton Wal-Mart Centre
Trenton, Ontario

Located at the intersection of Highway No. 2 and Second Dug Hill Road, this 12.34-acre site is anchored by a 105,000 square-foot Wal-Mart department store. The site contained approximately 16,000 square-feet of excess density. We leased the majority of this excess density to Your Dollar Store With More, First Choice Haircutters, EB Games and True Star Fitness, with all the tenants except True Star Fitness commencing operations on December 1, 2004. True Star Fitness commenced operations in June 2005.

We provided financing for the site in November 2000. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002. An additional 5,000 square-foot pad will be constructed by Q4 2006 adding further value to the centre.

Trinity Common Brampton
Highway 410 & Bovaird Drive, Brampton, Ontario

Located at the intersection of Highway 410 and Bovaird Drive, this 75-acre site has been developed into an 878,000 square-foot unenclosed new format retail power centre. This property is anchored by Famous Players, Zellers and Dominion (Metro Richelieu), as well as by Canadian Tire and Home Depot, which both own their own premises. As a result of the strength of these anchors and the site's excellent location, the site has been leased to some of Canada's premier national tenants, including Business Depot (Staples), The Brick, Pier 1 Imports, Winners, Future Shop, HomeSense (Winners), Mark's Work Wearhouse (Canadian Tire), Roots and HMV. Our ownership interest is 60%.

Trinity Common Orleans
Innes Road & Tenth Line, Orleans, Ontario

Trinity Common Orleans is a 297,251 square-foot recently developed new format retail centre. A 115,000 square-foot Home Depot store, which is not owned by the Landlord but operates as an anchor for the site, opened in February 2000. The second phase of the site consisted of four pads totalling 61,000 square-feet as well as a retail strip building of 76,000 square-feet. Tenants in this phase include Loeb (Metro Richelieu), Business Depot (Staples), Winners, Moore's, Kelsey's, Burger King and Tim Horton's. The third and final phase was constructed in 2001 and national tenants that commenced operations included Mark's Work Wearhouse (Canadian Tire), Petcetera and Sleep Country Canada. Acquisition of a 20% ownership interest in April 2003 and a 40% ownership interest in September 2005 has increased our ownership interest to 100%.

Trinity Conception Square
London Road, Carbonear, Newfoundland

Trinity Conception Square is a 183,160 square-foot enclosed shopping centre anchored by Wal-Mart and Dominion (Loblaws). The centre contains a strong mix of national tenants including Mark's Work Wearhouse (Canadian Tire), CIBC, Reitmans and Northern Reflections. An additional 40,000 square-feet may be developed on the site. We purchased the property as part of a three-property transaction in September 2003.

Upper James
751 Upper James Street, Hamilton, Ontario

This 128,652 square-foot unenclosed community shopping centre, located on Hamilton's primary commercial arterial route, consists entirely of a 61,000 square-foot Canadian Tire and a 52,606 square-foot A&P (Metro Richelieu) supermarket. Canadian Tire completed a 16,000 square-foot expansion of their existing premises in 2003.

Vernon Square Shopping Centre
4400-32nd Street, Vernon, British Columbia

This plaza was built in 1991 and consists of 98,110 square-feet. Major tenants include London Drugs, SAAN, Rogers Video and a BC Liquor Store. In addition, Safeway owns and operates a 53,000 square-foot store adjacent to, and operating as part of the shopping centre.

Walker Place
3505 Upper Middle Road, Burlington, Ontario

We acquired this property in October 2002 as part of a joint venture with Kimco Realty Corporation providing each member a 50% interest. Located at the northwest corner of Upper Middle Road and Walker's Line, the 69,858 square-foot new format centre offers excellent access to the growing community in the City of Burlington. The site is anchored by a 29,000 square-foot Commisso's, which is complemented by several strong national tenants including Bank of Montreal, Radio Shack and Bank of Nova Scotia.

West Side Place
45 West Side Road, Port Colborne, Ontario

West Side Place is a 93,383 square-foot unenclosed shopping centre anchored by Zellers and No Frills (Loblaws). The centre is well located at the intersection of Main Street and West Side Road. We purchased the property as part of a three-property transaction in September 2003.

Westgate Shopping Centre
1309 Carling Avenue, Ottawa, Ontario

The Westgate Shopping Centre is an enclosed mall located at the northwest corner of Merivale Road and Carling Avenue in Ottawa, Ontario and contains an aggregate of 184,508 square-feet of gross leasable area. A lease buyout was completed with Your Independent Grocers (Loblaws) in April 2004 and Shoppers Drug Mart relocated from their former premises to occupy the former Your Independent Grocers premises in May 2005. Other national tenants at the centre include TD Canada Trust, Blockbuster Video and Royal Bank. We exercised our option to purchase the remaining 50% interest in the property in December 2003 by means of a long-term capital lease.

Wheeler Park Power Centre
125 Trinity Drive, Moncton, New Brunswick

Wheeler Park Power Centre is a 648,000 square-foot new format retail centre anchored by Real Atlantic Super Store (Loblaws), Kent Home Building Supplies and Costco, all of which own and operate their own premises. Previously a joint venture, we purchased the remaining 50% interest in this site from our former partner in this development, Trinity Development Group Inc., in April 2003.

The site has been developed in stages, with the first phase consisting of a number of strong national tenants including Famous Players, HomeSense, Business Depot (Staples), Sears Whole Home, Reitmans and Bank of Nova Scotia. The second phase resulted from the acquisition of an adjacent vacant 54,000 square-foot grocery premises from Loblaws in 2001. We re-demised the premises into eight units of various sizes in order to accommodate a number of tenants including Mark's Work Wearhouse (Canadian Tire), Smart Set, Danier Leather, Pier 1 Imports, Hallmark Cards and The Shoe Company. From late-2003 to early-2004, five additional tenants totalling 15,000 square-feet commenced operations at the property. Finally, a 15,000 square-foot Old Navy was constructed in the summer of 2004 and the tenant commenced operations in October.

Willowdale Plaza
4783 Yonge Street, Toronto, Ontario

This centre was purchased in February 2001 and is located at the busy intersection of Yonge Street and Sheppard Avenue. The centre is anchored by a 27,000 square-foot Dominion (Metro Richelieu) and includes other national tenants such as National Sports and Blockbuster Video. The land on which the mall building is situated, has been acquired by way of a lease that expires in 2007.

Woodview Place
3315-3365 Fairview Street, Burlington, Ontario

This 147,852 square-foot retail centre is located between Walkers Line and Guelph Line. The single level unenclosed shopping centre was originally constructed in 1980 but has undergone significant renovations. The centre is anchored by a 65,000 square-foot Ultra Mart (Metro Richelieu) and a multiple unit building with other national retailers such as Chapters, JYSK and Moore's. We also completed the construction of a 10,000 square-foot retail store leased to L.C.B.O. that is attached to the existing Ultra Mart store.

Properties Under Development

Highway 6 & Highway 5
Hamilton, Ontario

This site is currently being developed into a 260,000 square-foot traditional retail strip plaza as a joint venture with Trinity Development Group Inc. The site will be anchored by a Home Improvement operator as well as Loblaws who will own their own store, as well approximately 50,000 square-feet of national tenants. The centre will be substantially complete by the end of the third quarter of 2006. Our ownership interest will be 50%.

Innes Road & Lanthier Drive
Ottawa, Ontario

This site is currently being developed into a 372,000 square-foot new format retail centre. The site will be anchored by a 180,000 square-foot Loblaws store, who own their lands but operate as part of the overall site, as well as a 46,000 square-foot Winners/HomeSense store, a 29,000 square-foot Linens 'N' Things and a 22,000 square-foot Michaels. The remainder of the development will be occupied by a number of strong national tenants including Royal Bank, Swiss Chalet and Montana's. The centre will be substantially complete by the end of the third quarter of 2006. Our ownership interest will be 50%.

Quartiers 10/30
Autoroute 10 & Autoroute 30, Brossard, Quebec

This 136-acre site located at the northwest intersection of Highways 10 and 30 will be developed into a regional new format retail centre containing approximately 1,570,000 square-feet of retail space upon completion. The site will be anchored by a 100,000 square-foot Loblaws store, who will own their lands but operate as part of the overall site as well as 100,000 square-foot Canadian Tire, a 60,000 square-foot Cineplex Odeon Cinemas and a 52,000 square-foot Winners/HomeSense store. The remainder of the will be occupied by innumerable strong national tenants including Chapters, Sports Experts, TD Canada Trust and Pier One Imports. The centre will be substantially complete by the end of the third quarter of 2007.

This project is a joint venture with GPG Devimco, providing each partner with a 50% interest in the property.

RioCan Beacon Hill
11320 Sarcee Trail N.W., Calgary, Alberta

RioCan Beacon Hill is located in a growing neighborhood in northwest Calgary and is bound by newly built residential subdivisions. The site is currently under construction and is expected to be completed by fall/winter 2007. Once fully built, the site will contain a total leasable area of 777,000 square-feet. A 108,000 square-foot Home Depot, which operates as part of the centre opened during January 2006. A 153,000 square-foot Costco that will operate as part of the centre will commence operations during spring 2006. Major tenants include Canadian Tire, Linens 'N' Things, Michaels, Winners, HomeSense, PETsMART, Sport Chek and Mark's Work Wearhouse (Canadian Tire). We currently own a 62.5% interest in the site.

RioCan Centre Burloak
QEW and Burloak Drive Oakville, Ontario

This 103-acre site located southeast of the intersection of the QEW highway and Burloak Drive is currently being developed into a 555,000 square-foot new format retail power centre. The site will be anchored by a 99,000 square-foot Home Depot, who will own their lands but will operate as part of the overall site. The completed site will also be anchored by a 45,000 square-foot Famous Players theatre (Cineplex Odeon) and a 50,000 square-foot Longo's Supermarket. As of December 31, 2005 over 286,000 square-feet of the site had been leased to a number of strong national tenants including Home Outfitters, Designer Depot, Future Shop, TD Canada Trust, Kelsey's and Montana's. The site is projected to be substantially complete by the end of the fourth quarter of 2007.

RioCan Centre Edmonton
Edmonton, Alberta

RioCan Centre Edmonton, which will comprise 510,000 square-feet of leasable area, is located in southeast Edmonton, at the southwest corner of Whitemud and 17th Avenue. The lands are situated in a newly built, highly dense trade area. Site servicing commenced in January 2006 and completion is currently scheduled for Fall 2007. A 116,000 square-foot Home Depot that will operate in the centre on a land lease is currently under construction and is expected to be completed by November 2006. Similarly, a 158,000 square-foot Real Canadian Super Store (who own their site) is scheduled to be completed by summer 2007.

RioCan Centre Milton
Milton, Ontario

This 31.55-acre site located at the northeast corner of Maple Avenue and Thompson Road is currently being developed into a 293,000 square-foot new format retail power centre. The site will be anchored by a 104,000 square-foot Home Depot and a 35,000 square-foot Sobey's who will both own their own sites but will operate as part of the centre. Additional tenants include a 31,000 square-foot Cineplex Odeon Cinema and a 40,000 square-foot Premier Fitness. As of December 31, 2005 over 117,000 square-feet of the site had been leased to a number of strong national tenants including The Beer Store, CIBC, Bank of Montreal, Casey's and Boston Pizza. The site is projected to be substantially complete by the end of the first quarter of 2007.

RioCan Renfrew
Renfrew, Ontario

This 13.72-acre site is currently being developed into a 162,000 square-foot traditional retail strip plaza. The site will be anchored by a 74,000 square-foot Loblaws grocery store (which owns its own lands) and will be accompanied by a 53,000 square-foot Rona and 35,000 square-feet of ancillary retail space. Approximately 25,000 square-feet has been leased to national tenants including Pennington's Pet Valu and Easy Home. The centre will be substantially complete by the end of the second quarter of 2007.

Summerside Shopping Centre
London, Ontario

Summerside Shopping centre will be situated in the southeast part of London, on the southeast corner of Highbury and Commissioner's, and will contain 183,000 square-feet of leasable area. A Rona store and other national tenants are currently being planned for the centre. The expected completion date is fall 2006.

Lease Maturities

We have a base of approximately 4,900 separate tenancies with varied lease expiry dates which, management believes, generally results in a more stable income flow and reduces the risks related to changing leasing market conditions and the financial performance of particular tenants. For each of the next five years ended December 31, leases representing the percentage of our total leasable square-feet set out below will expire:

Year	% of square-feet
2006	4.9%
2007	7.2%
2008	7.8%
2009	10.0%
2010	9.1%

Management believes that a proactive leasing strategy is critical to our ongoing operations and financial condition. In this regard, regular contact is maintained with retailers, leasing agents and other real estate professionals in the local business community in order to ensure an up-to-date profile of the market and an understanding of the economic conditions and typical tenant requirements for specific market areas. Leasing and marketing strategies are set and reviewed regularly to ensure that each property is competitively placed within the market so that our properties will be exposed to a broad base of prospective tenants. All possible efforts are made to maintain a high level of tenant communication and service in order to ensure that we maintain our solid existing tenant base. During 1996, we brought our leasing capabilities "in-house". This affords us greater control over our leasing activities and generally results in more efficient re-leasing of vacant space.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE TRUST'S FINANCIAL CONDITION

Operating results for the year ended December 31, 2005 may be found at pages 48 to 76 of our 2005 annual report in the section entitled "Management's Discussion and Analysis" which section is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES OF THE TRUST

The Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**").

The monthly volume of trading and price ranges of the Units on the TSX over fiscal 2005 are set forth in the following table:

Period	High	Low	Volume
	$	$	
2005			
January	18.78	17.50	7,552,640
February	19.54	18.31	8,836,246
March	19.57	16.75	12,720,386
April	18.98	17.88	7,205,306
May	19.60	18.31	7,449,523
June	20.50	19.42	7,710,028
July	21.79	19.81	8,026,526
August	21.78	20.41	8,134,100
September	22.65	19.50	9,698,041
October	22.69	18.58	11,492,421
November	22.55	19.90	11,750,722
December	22.81	21.56	9,445,562

TRUSTEES AND OFFICERS

Board of Trustees

Pursuant to the Declaration of Trust, the Board of Trustees is to consist of no fewer than five nor more than fifteen Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

The Declaration of Trust requires that the Trustees appoint an investment committee, human resources and compensation committee and an audit committee. In addition, the Trustees are permitted to create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The Trustees have exercised their discretion in this regard by creating a nominating and governance committee which is described below. The Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporations Act* would not be entitled to so delegate.

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for us. The investment committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including our chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller

transactions as described in the preceding sentence, the investment committee is periodically advised of smaller transactions.

The human resources and compensation committee has a formal written charter which sets out its duties and responsibilities. They include making recommendations to the Board with respect to the following issues:

- the Trust's general compensation philosophy;
- the CEO's compensation package;
- the long-term incentive component of the CEO's compensation package;
- the compensation structure for Named Executive Officers and trustees, and trustee appointments, incentive awards and incentive plans;
- the administration of the Trust's and senior management's incentive and other compensation related plans;
- public disclosure of information relating to the Trust's executive compensation, including the disclosure to be included in the Trust's information (proxy) circular(s); and
- the Report of the Human Resources and Compensation Committee to be included in the Trust's information (proxy) circulars.

The nominating and governance committee also has a formal written charter which sets out its responsibilities and duties. They include, among other things, the following responsibilities:

- identifying and recommending new nominees to serve on the Board of Trustees;
- evaluating the competencies and skills of each Trustee and of the Board as a whole;
- developing and recommending to the Board the Trust's approach to governance;
- reviewing the Trust's governance practices at least annually and recommending to the Board any changes to the governance practices which it considers appropriate;
- reviewing and recommending to the Board for approval any disclosure relating to the Trust's governance practices;
- examining the size and composition of the Board and, if appropriate, recommending to the Board a program to establish a Board comprised of a number of trustees that will facilitate effective decision-making;
- reviewing the Board's committee structure on an annual basis and recommending to the Board any changes it considers necessary or desirable with respect to committee structure;
- developing and recommending to the Board position descriptions for the chair of each committee of the Board, the chair of the Board, and together with the CEO, a position description for the CEO;

- making recommendations to the Board with respect to management succession;
- developing and making recommendations to the Board regarding orientation for new trustees and continuing education for all trustees;
- developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual trustees on a regular basis;
- monitoring the Trust's compliance with its continuous and timely disclosure obligations; and
- monitoring compliance with the Trust's Code of Business Conduct and Ethics and the review system in place to ensure that the Trust's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

The names and municipalities of residence of each of the Trustees (whose present term of office will expire immediately prior to the election of Trustees at the next annual meeting of Unitholders) and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Period of Service as a Trustee	Principal Occupation
CLARE R. COPELAND (1)(3) Toronto, Ontario, Canada	Since February 18, 1994	Chair and Director of Toronto Hydro Corporation and Chief Executive Officer of Falls Management Company. Prior to April 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. Prior thereto, Mr. Copeland was President and Chief Executive Officer of Peoples Jewellers Corporation
RAYMOND M. GELGOOT (2) Toronto, Ontario, Canada	Since February 19, 1996	Senior Partner, Fogler, Rubinoff LLP
PAUL GODFREY, C.M. (1)(2)(3)(4) Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Toronto Blue Jays Baseball Club
FRANK W. KING, O.C. (1) Calgary, Alberta, Canada	Since October 27, 1995	President and Chief Executive Officer of Metropolitan Investment Corporation
DALE H. LASTMAN(4)(6) Toronto, Ontario, Canada	Since June 2, 2004	Co-Chair and Partner, Goodmans LLP
RONALD W. OSBORNE, FCA(1)(7) Toronto, Ontario, Canada	Since June 2, 2004	Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company

Name and Municipality of Residence	Period of Service as a Trustee	Principal Occupation
SHARON SALLOWS (2)(4) Toronto, Ontario, Canada	Since June 1, 1999	Partner, Ryegate Capital Corporation
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Trust
MICHAEL STEPHENSON (3) Toronto, Ontario, Canada	Since August 19, 1994	Principal of Stephenson, Leftwick & Short

(1) Indicates member of the audit committee.

(2) Indicates member of the investment committee.

(3) Indicates member of the human resources and compensation committee.

(4) Indicates member of the nominating and governance committee.

(5) Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004 Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada.

(6) Mr. Lastman has held his present principal occupation for at least the five preceding years.

(7) From 1998 to 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation.

Our Trustees and executive officers, as a group (19 persons), owned beneficially or exercised control or direction over 1,003,025 Units, or approximately 0.51% of the outstanding Units as at March 20, 2006 (representing an aggregate investment value by such persons in Units, determined based on market value as of such date, of approximately $23.1 million).

Officers of the Trust

The names and municipalities of residence of our executive officers, the offices held by each and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Office Held	Principal Occupation
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Trust
FREDERIC WAKS Toronto, Ontario, Canada	Senior Vice President and Chief Operation Officer	Senior Vice President and Chief Operating Officer of the Trust
ROBERT WOLF Toronto, Ontario, Canada	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Trust
JOHN BALLANTYNE Toronto, Ontario, Canada	Vice President, Asset Management	From January 2005 to present Mr. Ballantyne has been the Vice President, Asset Management of the Trust. From January 2001 to December 2004 Mr. Ballantyne was Assistant Vice President, Asset Management for the Trust.

Name and Municipality of Residence	Office Held	Principal Occupation
MIKE CONNOLLY Toronto, Ontario, Canada	Vice President, Construction	From January 2003 to present Mr. Connolly has been the Vice President, Construction of the Trust and from January 2001 to December 2002 Mr. Connolly was Assistant Vice President, Construction of the Trust.
THERESE CORNELISSEN Toronto, Ontario, Canada	Vice President, Financial Reporting	From August 2001 to present Ms. Cornelissen has been the Vice President, Financial Reporting.
DANNY KISSOON Mississauga, Ontario, Canada	Vice President, Operations	Vice President, Operations of the Trust
DONALD MACKINNON Mississauga, Ontario, Canada	Vice President, Real Estate Finance	Vice President, Real Estate Finance of the Trust
KATHERINE RITCEY Toronto, Ontario, Canada	Vice President, Investments	Vice President, Investments of the Trust
JORDAN ROBINS Toronto, Ontario, Canada	Vice President, Development	From January 2005 to present Mr. Robins has been the Vice President, Development of the Trust. From January 2003 to December 2004 Mr. Robins was Assistant Vice President, Development for the Trust, from January 2000 to December 2002 Mr. Robins was a Real Estate consultant.
JEFF ROSS Thornhill, Ontario, Canada	Vice President, Leasing	Vice President, Leasing of the Trust

AUDIT COMMITTEE AND AUDITORS' FEES

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices. Pursuant to its charter, a copy of which is attached hereto as Schedule "A", the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the Board of Trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the annual audit plan with the auditors; discussing with the auditors the quality and acceptability of the Trust's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; and reviewing and approving the

Trust's hiring policies regarding employees and former employees of the present and former auditors of the Trust. The audit committee also determines which non-audit services the auditors are prohibited by law or regulation, or as determined by the committee, from providing and is responsible to pre-approve all services provided by the auditors.

The audit committee is also charged with various aspects of the Trust's financial reporting, including reviewing and approving the Trust's interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors the Trust's annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

The audit committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the audit committee is required to be financially literate, as such qualification is interpreted by the Board of Trustees in its business judgement, having regard to the statutory requirement that each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements, and, pursuant to our audit committee charter, at least one member of the committee is required to have accounting or related financial experience, meaning that such member has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. A Trustee who, in the opinion of the Board of Trustees, is not financially literate may be appointed to the Audit Committee provided they undertake to become financially literate within a reasonable period of time following their appointment.

The audit committee currently has four members, including Clare R. Copeland, Paul Godfrey, Frank W. King and Ronald W. Osborne, none of whom has a direct or indirect material relationship with us and each of whom is financially literate (as defined above). The following is a brief summary of the education or experience of each member of the audit committee that is relevant to the performance of his or her responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by us to prepare our annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
Clare R. Copeland	Mr. Copeland is the Chair of Toronto Hydro, an energy distribution company. From 2000 to 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. and from 1993 to 1999, he was Chief Executive Officer of Peoples Jewellers Corporation. Mr. Copeland also served as Chairman of Sun Media Corporation from 1997 to 1999 and Chief Operating Officer of Zale Corporation from 1991 to 1993. Mr. Copeland is also a director of Danier Leather Inc. and CARS4U.com Ltd.
Paul Godfrey	Mr. Godfrey is the President and Chief Executive Officer of The Toronto Blue Jays Baseball Club. From 1992 to 2000, Mr. Godfrey was President and Chief Executive Officer of the Sun Media Corporation, from 1991 to 1992 he was the President and Chief Operating Officer of The Toronto Sun Publishing Corporation and from 1984 to 1991 he was the publisher and Chief Executive Officer of The Toronto Sun. Mr. Godfrey also served as the Chairman of the Municipality of Metropolitan Toronto. Mr. Godfrey serves as a director of Astral Media Inc. and CanWest Global Communications Corp. He has a

Name of Audit Committee Member	Relevant Education and Experience
	B.Sc. (Chemical Engineering) from the University of Toronto.
Frank W. King	Mr. King is the Chairman of the Audit Committee of Westaim Inc. and the Chairman and a member of the Audit Committee of Networc Health Inc. He also serves on the board of directors of each of Agrium Inc. and Acclaim Energy Inc. and is the Vice-Chair and lead director of Wi-Lan Inc. Mr. King served as the Chairman of the Audit Committee of Wi-Lan Inc., was the President and Chief Executive Officer of Turbo Resources Inc. from 1991 to 1992 and was the Chairman and Chief Executive Officer of the Calgary Olympic Winter Games from 1981 to 1988. He has a B.Sc. (Chemical Engineering).
Ronald W. Osborne	Mr. Osborne is Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada and is a member of a number of corporate boards, including, Shell Canada, Torstar, Four Seasons Hotels, St. Lawrence Cement Group, Nortel Networks Corporation/Nortel Networks Limited and Roy Thomson Hall. From 1999 to December 2003 Mr. Osborne was the President and Chief Executive Officer of Ontario Power Generation Inc. ("OPG"). Prior to that time he served as President and Chief Executive Officer of Ontario Hydro, OPG's predecessor. From 1995 to 1998 Mr. Osborne held various positions with the BCE group of telecommunications companies, including Executive Vice President and Chief Financial Officer of BCE Inc., President of BCE Inc. and President and Chief Executive Officer of Bell Canada. From 1981 to 1994 Mr. Osborne held various positions with Maclean Hunter, including Vice President, Finance and CFO, Vice President, Broadcasting & Chief Financial Officer, President and President and Chief Executive Officer. Mr. Osborne earned a Chartered Accountant designation in 1972 and became a Fellow of The Institute of Chartered Accountants of Ontario in 1998.

Our Audit Committee Charter attached hereto as Schedule "A" sets out specific policies and procedures that have been adopted for the engagement of non-audit services.

The table below provides disclosure of the services provided and fees earned by our external auditors in fiscal 2005 and fiscal 2004, dividing the services into the five categories of work performed.

Type of Work	2005 - Fees	2005 – Percentage	2004 - Fees	2004 – Percentage
Audit Fees				
Audit fees for the Trust	$718,000	57.9%	$416,000	59.2%
Audit fees for the Trust's joint ventures and partnerships	$83,380	6.7%	$70,040	10.0%
Review of prospectuses	$72,100	5.8%	$ 55,000	7.8%
Review of interim financial statements and MD&A	$207,090	16.7%	$103,705	14.7%
	$1,080,570	87.1%	$644,745	91.7%
Tax and Other Fees				
Tax compliance and other services for the Trust and partnerships	$160,511	12.9%	$ 58,220	8.3%

Type of Work	2005 - Fees	2005 – Percentage	2004 - Fees	2004 – Percentage
Total	$1,241,081	100%	$702,965	100%

RISK FACTORS

Real Property Ownership

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us.

The value of a real property and any improvements thereto may also depend on the credit and financial stability of the tenants. Our income and funds available for distributions to Unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Management pays special attention to building and maintaining relationships with tenants in order to ensure that space continues to be leased on a long-term basis. We also hedge our leasing risk by negotiating fixed term leases that will typically be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavour to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, historically, in order to reduce our exposure to the risks relating to credit and financial stability of our tenants, the Declaration of Trust restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof and certain corporations the securities of which meet stated investment criteria, all as described under "**Investment Restrictions**") to a maximum premises or space having an aggregate gross leasable area in excess of 20% of the aggregate gross leasable area of all real property held by us.

Certain significant expenditures involved in real property equity investments, such as real estate taxes, maintenance costs and mortgage payments, represent liabilities which must be met regardless of whether the property is producing any income. If we are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or power of sale. In order to limit such risk, we intend to incur mortgage indebtedness only in those circumstances described under "Borrowing".

Real property equity investments are relatively illiquid. This illiquidity will tend to limit our ability to vary our portfolio promptly in response to changed economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our properties.

Competition for Real Property Investments

We compete for suitable real property investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by us. Many of these investors have greater financial resources than us, or operate without our investment restrictions, or according to more flexible conditions. An increase in the availability of investment funds, and an increase in interest in real property investments, would tend to increase competition for real property investments thereby increasing purchase prices and reducing the yield thereon.

Unitholder Liability

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust. Only our assets are intended to be liable and subject to levy or execution.

On December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004*, a new Ontario statute included in Bill 106, received Royal Assent. That statute provides that Unitholders of the Trust are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Trust or the Trustees, arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

In order to further protect the Unitholders, the Declaration of Trust further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant under a plan of which a Unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under Mortgages and leases that do not include such provisions. We will use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

The Trustees will cause our operations to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us. On the basis of Canadian jurisprudence and the other factors described above, the possibility of Unitholders being personally liable for our obligations is considered extremely remote.

Governmental Regulation and Environmental Matters

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we, as an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that it believes would involve material expenditures by it. It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional.

DISTRIBUTABLE INCOME AND DISTRIBUTION POLICY

Distributable income is based on the consolidated net income of the Trust calculated in accordance with Canadian generally accepted accounting principles, adjusted by adding back depreciation and amortization of all tangible and intangible capital assets, losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and expenses recorded on the granting of unit options or other unit based compensation and excluding gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), amortization of differential between original rents and market rents arising at the time of acquisition, and adjustments for accounting for minimum rental revenue on a straight-line basis for the term of the related lease. Additionally, in calculating distributable income, any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate shall be further added or deducted. Distributable income may be estimated by the Trustees whenever the actual amount has not yet been finally determined. Such estimates are adjusted as of a subsequent distribution date when the amount of distributable income has been determined by the Trustees.

In each year, the Trust distributes to Unitholders an amount equal to at least 80% of its distributable income, calculated as described above. The Declaration of Trust also provides, in general, that all of the income of the Trust for tax purposes will be paid or payable to Unitholders in the year. The Trust will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year, so that the Trust will generally not be liable for income tax in any year.

TAXATION OF DISTRIBUTIONS

The adjusted cost base of Units held by a Unitholder generally will be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount, notwithstanding that the Unitholder has not sold any Units.

DISTRIBUTION REINVESTMENT PLAN

A distribution reinvestment plan (the "**Distribution Plan**") is available for those Unitholders electing to participate. The Distribution Plan provides that all or the requested portion of regular distributions payable to participating Unitholders will be reinvested in whole or fractional Units at the average market price of the Units on the Toronto Stock Exchange for the five trading days preceding the distribution date. In addition, participants receive a bonus number of Units equal to 3.1% of the number of additional Units acquired upon the reinvestment.

PRINCIPAL UNITHOLDERS

As at the date hereof, to our knowledge, no Units are directly or indirectly owned or controlled by any of our officers or Trustees, other than Edward Sonshine, Q.C. who holds 381,000 Units, Robert Wolf, who holds 50,168 Units, Clare R. Copeland, who holds 18,400 Units, Paul Godfrey, who holds 97,000 Units, Frank W. King, who holds 72,530 Units, Raymond M. Gelgoot, who holds 40,257 Units, Michael Stephenson, who holds 51,050 Units, Sharon Sallows, who holds 33,830 Units, Frederic Waks, who holds 91,950 Units, Jeff Ross, who holds 12,150 Units, Katherine Ritcey, who holds 50,000 Units, Danny Kissoon, who holds 16,000 Units, Donald MacKinnon, who holds 44,405 Units, Michael Connolly, who holds 1,285 Units, Dale H. Lastman, who holds 10,000 Units, Ronald W. Osborne, who holds 6,000 Units, Therese Cornelissen, who holds 12,000 Units, John Ballantyne, who holds 5,100 Units and Jordan Robins, who holds 9,900 Units.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no proposed transactions which in either case have materially affected or will materially affect us in which any of our officers or Trustees had or has any material interest, direct or indirect.

UNIT OPTION PLAN

Among the purposes of the 1995 Restructuring was the creation of a management structure which, in addition to resulting in significant savings in annual management and transaction fees for us, would result in compensation of management based on our performance, so as to more closely align the interests of management with our interests and the interests of Unitholders.

As part of the 1995 Restructuring, the Unitholders approved the creation of a unit option plan (the "**Option Plan**") to encourage equity participation in us by our employees, management, consultants and members of the Board of Trustees and, in addition, to provide for an effective means of compensation to such persons based on the market value of the Units from time to time.

The Option Plan is administered by the human resources and compensation committee of the Board of Trustees, which has the power to amend, modify, suspend or terminate the Option Plan, subject to any necessary regulatory and Unitholder approvals.

In accordance with the policy governing options and other compensation arrangements promulgated by the Toronto Stock Exchange on March 22, 1994, the Option Plan is subject to the following:

(a) options issued under the Option Plan have a maximum term of ten years and are non-assignable;

(b) the exercise price at which options may be exercised is may not be lower than the closing price of the Units on the TSX on the day prior to grant;

(c) the number of Units reserved for issuance to any one person pursuant to the Option Plan may not exceed 5% of the outstanding Units;

(d) absent the approval of the Unitholders (given by a majority of "disinterested" Unitholders voting):

  (i) the number of Units reserved for issuance pursuant to the Option Plan granted to insiders (including officers of the Trust, members of the Board of Trustees and persons related thereto) may not exceed 10% of the outstanding Units;

  (ii) the number of Units issued to insiders within a one year period may not exceed 10% of the outstanding Units; and

  (iii) the number of Units issued to any one insider and his or her associates within a one year period may not exceed 5% of the outstanding Units;

(e) absent the approval of the Unitholders (given by a majority of Unitholders voting), the total number of Units in respect of which options may be granted under the Option Plan may not exceed 19,200,000; and

(f) any material amendment to an option held by an insider (including a change in the exercise price or expiry date) will require the approval of the Toronto Stock Exchange and the approval of "disinterested" Unitholders.

Page 12 of our management information circular dated March 20, 2006 for use in connection with the 2006 Meeting, which is available on SEDAR at www.sedar.com, sets forth the options granted pursuant to the Option Plan to our executives and is incorporated by reference herein.

RESTRICTED EQUITY UNIT PLAN

In fiscal 2004, the Trust implemented the Trustees' Restricted Equity Unit Plan (the "**REU Plan**"), which provides for an allotment of Restricted Equity Units ("**REUs**") to each non-employee Trustee at the discretion of the Human Resources and Compensation Committee. The value of the REUs so allotted will appreciate (or depreciate) with increases or decreases in the market price of the Units in the manner described in the REU Plan.

Each eligible trustee may participate in the REU Plan to the extent determined by the Human Resources and Compensation Committee. Members are also entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the member by the five-day weighted average closing price of a Unit on the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

All non-employee Trustees are members under the REU Plan. Page 9 of our management information circular dated March 20, 2006 for use in connection with the 2006 Meeting, which is available on SEDAR at www.sedar.com, sets forth the REUs granted pursuant to the REU Plan to our non-employee trustees and is incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Units is CIBC Mellon Trust Company at its principal office in the City of Toronto.

LEGAL PROCEEDINGS

We are not involved in any legal proceeding which would have a material effect on the Trust.

ADDITIONAL INFORMATION

We will provide to any person or company, upon request to our Chief Financial Officer:

1. at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of our securities:

(a) one copy of the latest annual information form, together with one copy of any documents or the pertinent pages of any document, incorporated therein by reference;

(b) one copy of our consolidated financial statements filed under the statutory disclosure requirements of the various provincial and territorial securities acts and related disclosure legislation (collectively called the "**Acts**") for our most recently completed financial year in respect of which financial statements have been issued together with the report of the auditor thereon and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

(c) one copy of our information circular filed under the Acts in respect of the most recent annual meeting of the Unitholders which involves the election of Trustees; and

(d) one copy of any reports filed pursuant to the Acts which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs 1 (a), (b) and (c); or

2. at any other time, the documents referred to in subparagraphs 1(a), (b) and (c) above, provided that we may require the payment of a reasonable charge from any such person or company who is not a Unitholder where the documents are furnished under this paragraph.

Additional information regarding trustees' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions is contained in the management information circular for the 2006 Meeting. Additional financial information is provided in our consolidated financial statements for the year ended December 31, 2005. A copy of such documents is available on the Internet site of SEDAR at www.sedar.com. In the alternative, a copy may be obtained upon written request from our Chief Financial Officer (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

PURPOSE:

To assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

1. The integrity of the financial information,
2. The financial reporting process,
3. The systems of internal controls which Management and the Board of Trustees have established,
4. The performance of the Trust's external auditors,
5. The external auditors' qualifications and independence, and
6. The Trust's compliance with related legal and regulatory requirements and internal policies.

ORGANIZATION:

1. The Audit Committee shall consist of three or more Trustees appointed by the Board of Trustees, none of whom shall be officers or employees of the Trust or any of the Trust's affiliates.
2. Each of the members of the Audit Committee shall satisfy the applicable independence requirements of the laws governing the Trust, the applicable stock exchanges on which the Trust's securities are listed and applicable securities regulatory authorities.
3. The Board of Trustees shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Trustees for such term or terms as the Board of Trustees may determine or until he or she resigns.
4. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Trustees in its business judgment. A trustee who, in the opinion of the Board of Trustees, is not financially literate may be appointed to the Audit Committee provided they undertake to become financially literate within a reasonable period of time following their appointment.

AUTHORITY:

1. The Audit Committee or any Trustee shall have unrestricted access to members of Management and relevant information.
2. The Audit Committee or any Trustee may retain independent counsel, accountants or others to assist it in the conduct of any investigation.
3. The Audit Committee shall have the authority to communicate directly with the external auditors.

RESPONSIBILITIES:

1. General

   (a) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

   (b) Report Committee activities and actions to the Board of Trustees with recommendations, as the Committee deems appropriate.

   (c) Review and update the Committee's charter annually.

   (d) Perform an evaluation of the Committee's performance at least annually.

   (e) Meet a minimum of four times per year or more frequently as circumstances require and at any time at the request of a member.

   (f) Meet at least annually with the external auditors and Management in separate sessions to discuss any matters that the Committee believes should be discussed privately and to provide a forum for any relevant issues to be raised.

   (g) Review with Management, and the external auditors, the scope of review of internal control over financial reporting, significant findings, recommendations and Management's responses for implementation of actions to correct weaknesses in internal controls.

   (h) Review disclosures made by the CEO and CFO regarding significant deficiencies in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Trust's internal controls.

   (i) Review with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

   (j) Review and assess the adequacy of the Trust's policies and procedures for the review of financial information derived from the Trust's financial statements and publicly disclosed.

   (k) Ensure all complaints arising through the Trust's "whistleblower" policy related to accounting, internal controls or auditing matters are disclosed to the Audit Committee.

2. External Auditors

   (a) Recommend to the Board of Trustees the external auditors to be appointed, approve compensation of the external auditors and review and approve any proposal to change the external auditors.

   (b) Review independence and qualifications of the external auditors. In assessing such independence the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditors outlining, any relationships between the external auditors and the Trust or its affiliates.

   (c) Review the scope and approach of the annual audit plan with the external auditors.

(d) Discuss with the external auditors the quality and acceptability of the Trust's accounting principles including all critical accounting policies and practices used, any alternative treatments that have been discussed with Management as well as any other material communications with Management.

(e) Assess the external auditors' processes for identifying and responding to key audit and internal control risks

(f) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider regular rotation of the audit firm.

(g) Evaluate the performance of the external auditors and present it to the Board of Trustees.

(h) Determine which non-audit services the external auditors are prohibited by law or regulation, or as determined by the Audit Committee, from providing and pre-approve all services provided by the external auditors. The Committee may delegate such pre-approval authority to a member of the Committee. The decision of any Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

(i) The Audit Committee shall approve all employees, partners and former employees or partners of the present and former external auditors to be hired by the Trust.

3. Financial Reporting

(a) Review and approve the Trust's interim financial statements and interim financial information and disclosures under Management's Discussion and Analysis and earnings press release, prior to filing. If the members of the Audit Committee deem it to be necessary, they shall provide a report to the Board of Trustees based on this review.

(b) Before the Board of Trustees approves the annual financial statements and related MD&A, the Audit Committee shall review with Management and the external auditors, at the completion of the annual audit:

(i) The Trust's annual financial statements, MD&A and related footnotes.

(ii) The external auditors' audit of the financial statements and their report.

(iii) Any significant changes required in the external auditors' audit plan.

(iv) Any difficulties or disputes with Management encountered during the audit.

(v) The Trust's accounting policies.

(vi) Other matters related to conduct, which should be communicated to the Committee under generally accepted auditing standards.

The Audit Committee shall then present a report to the Board for its review.

(c) Review significant accounting and reporting issues and understand their impact on the financial statements. These include complex or unusual transactions and highly judgmental areas; major issues regarding accounting principles and financial presentations, including significant changes in the Trust's selection or application of

accounting principles; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements of the Trust.

(d) Review analysis prepared by Management and/or the external auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information, including analysis of the effects of alternative GAAP methods.

(e) Advise Management, based upon the Audit Committee's review and discussion, whether anything has come to the Audit Committee's attention that causes it to believe that the financial statements contain an untrue statement of material fact or omit to state a necessary material fact.

(f) Review and monitor the administration of and compliance with the Trust's Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

4. Treatment of Complaints

(a) Establish procedures for the receipt, recording and treatment of complaints received by the Trust regarding accounting, internal controls, or auditing matters.

(b) Establish procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters of the Trust.

5. Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board of Trustees are subject.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Trust's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

Appendix – Audit Committee Charter Definitions

Independent

1. A member of an audit committee is independent if the member has no direct or indirect material relationship with the Trust.

2. For the purpose of subsection (1), a material relationship means a relationship, which could, in the view of the Trust's Board of Trustees, reasonably interfere with the exercise of a member's independent judgment.

3. Despite subsection (2), the following persons are considered to have a material relationship with the Trust:

   (a) A person who is, or whose immediate family member is, or at any time during the three preceding fiscal years has been, an officer or employee of the Trust, or of any of its subsidiary entities or affiliated entities;

   (b) An immediate family member, or

   (c) A partner, member or executive officer of, or person who occupies a similar position with, an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any subsidiary entity of the Trust, other than limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity.

   (d) A person who is, or has been, an affiliated entity of, a partner of, or employed by a current or former external auditor of the Trust, unless three years have elapsed since the person's relationship with the external auditor, or the auditing relationship, has ended;

   (e) A person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former external auditor of the Trust, unless three fiscal years have elapsed since the person's relationship with the internal (if any) or external auditors, or the auditing relationship has ended;

   (f) A person who is, or has been, or whose immediately family member is or has been, employed as an executive officer of an entity if any of the Trust's current executives serve on the entity's compensation committee, unless three fiscal years have elapsed since the end of the service or employment;

   (g) A person who accepts, or has accepted at any time during the three preceding fiscal years, directly or indirectly, any consulting, advisory or other compensatory fee from the Trust or any subsidiary entity of the Trust, other than as remuneration for acting in his or her capacity as a member of the Audit Committee, the Board of Trustees, or any other Board committee; and

   (h) A person who is an affiliated entity of the Trust or any of its subsidiary entities.

4. For the purpose of clause 3(e), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

   (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any subsidiary entity of the Trust.

Financially Literate

"Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements.

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

FOURTH SUPPLEMENTAL INDENTURE

Dated as of March 24, 2006

Providing for the issue of 4.938% Series J Debentures due March 24, 2010

TABLE OF CONTENTS

<u>FOURTH SUPPLEMENTAL INDENTURE</u>

THIS INDENTURE dated as of March 24, 2006.

BETWEEN:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of May 11, 2005

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture, (the "**Trust Indenture**") dated as of March 8, 2005 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. The Trust has entered into a first supplemental indenture dated as of March 8, 2005 for the purpose of providing for the issue of $200,000,000 aggregate principal amount of 4.91% Series F Debentures of the Trust (the "**Series F Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series F Debentures.

C. The Trust has entered into a second supplemental indenture dated as of March 11, 2005 for the purpose of providing for the issue of $150,000,000 aggregate principal amount of 5.23% Series G Debentures of the Trust (the "**Series G Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series G Debentures.

D. The Trust has entered into a third supplemental indenture dated as of June 15, 2005 for the purpose of providing for the issue of $100,000,000 aggregate principal amount of 4.70% Series H Debentures of the Trust (the "**Series H Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series H Debentures.

E. This Fourth Supplemental Indenture is entered into for the purpose of providing for the issue of 4.938% Series J Debentures of the Trust (the "**Series J Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series J Debentures.

NOW THEREFORE THIS FOURTH SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1.
INTERPRETATION

1.1. Supplemental Indenture

This Fourth Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this Fourth Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. Fourth Supplemental Indenture

The terms "**this Fourth Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this Fourth Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Fourth Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this Fourth Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this Fourth Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this Fourth Supplemental Indenture, the terms in this Fourth Supplemental Indenture prevail.

Subject to the foregoing, in this Fourth Supplemental Indenture and in the Series J Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Trust, or (ii) assumed by the Trust in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of the Trust as of any date means the total assets of the Trust, excluding goodwill, determined on a consolidated basis plus accumulated amortization of income properties determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in section 3.5.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this Fourth Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"**Canada Yield Price**" means a price equal to the price of a Series J Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture, plus 0.22%.

"**Consolidated EBITDA**" of the Trust for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) Consolidated Income Tax Expense of the Trust for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses), (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of the Trust for any period means the income tax expense of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Indebtedness**" of the Trust as at any date means the consolidated Indebtedness of the Trust as at such date determined, except as otherwise expressly provided in this Fourth Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Trust for any period means the aggregate amount of interest expense of the Trust in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Trust during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Trust in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Trust for any period means the net income (loss) of the Trust for such period determined on a consolidated basis in accordance with generally

accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Trust, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of the Trust, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**DBRS**" means Dominion Bond Rating Service Limited and its successors.

"**Debentureholders**" means persons entered on a Register as holders of the Series J Debentures.

"**Debt Incurrence Test**" means the requirements to be fulfilled by the Trust before the incurrence of additional Indebtedness as described in section 3.2.

"**Global Debenture**" means one or more fully registered global Series J Debentures as described in subsection 2.4.3.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the Series J Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust.

"**Indebtedness Percentage**" has the meaning attributed to it in section 3.2.

"**Initial Ratings**" means the ratings assigned to the Series J Debentures at the time of their issuance by Standard & Poor's and DBRS, being "BBB-" and "BBB", respectively.

"**Interest Payment Date**" means March 24 and September 24 of each year that the Series J Debentures are outstanding, commencing on September 24, 2006.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series J Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in subsection 2.3.

"**Reference Period**" means the most recently completed four fiscal quarters for which consolidated financial statements of the Trust have been publicly released preceding the date of a calculation pursuant to section 3.1.

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series J Debentures on any Interest Payment Date.

"**Series J Debenture Account**" means any account which is designated in writing to the Indenture Trustee as the Series J Debenture Account.

"**Standard & Poor's**" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation, and its successors.

ARTICLE 2.
THE SERIES J DEBENTURES

2.1. Creation and Designation

In accordance with the Trust Indenture, the Trust is authorized to issue under this Fourth Supplemental Indenture a series of debentures designated "4.938% Series J Debentures due March 24, 2010", which will have the terms set out in Article 2 and Article 3 hereof.

2.2. Aggregate Principal Amount Unlimited

The aggregate principal amount of Series J Debentures which may be issued under this Fourth Supplemental Indenture will be unlimited.

2.3. Date of Issue and Maturity

The Series J Debentures will be dated March 24, 2006 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on March 24, 2010 (the "Maturity Date").

2.4. Interest

2.4.1 The Series J Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 4.938% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be September 24, 2006.

2.4.2 Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with section 2.9 of the Trust Indenture. Interest on the Series J Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

2.4.3 While the Series J Debentures are represented by a global debenture (a "**Global Debenture**"), the Regular Record Date will be the close of business three Business Days preceding the relevant Interest Payment Date. If the Series J Debentures cease to be represented by a Global Debenture, the Trust may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.5. Interest Payments

As interest on the Series J Debentures becomes due, the Trust (except in case of payment of interest at maturity or as otherwise provided in the Trust Indenture, at which time

payment of interest, less any taxes required by law to be deducted or withheld, may at the option of the Trust be made upon presentation and surrender of the certificate representing Series J Debentures), on the day that is two Business Days before each Interest Payment Date, will forward or cause to be forwarded to the registered address of each holder for the time being of a Series J Debenture a cheque for such interest, less any taxes required by law to be deducted or withheld, payable to the order of such holder. The forwarding of such cheque will satisfy and discharge the liability for interest upon the Series J Debenture to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Upon a written request to do so, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debentureholder by wire transfer to an account maintained by such Debentureholder or any other method acceptable to the Trust.

2.6. Payment of Principal

The Trust will deposit to the Series J Debenture Account all amounts required to be paid to the order of holders of Series J Debentures one Business Day before the Maturity Date. The deposit of such funds will satisfy and discharge the liability for principal of the Series J Debentures to the extent of the sum represented thereby.

2.7. Redemption of Series J Debentures

2.7.1 The Series J Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series J Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series J Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series J Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series J Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series J Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series J Debenture of the Redemption Price of such Series J Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series J Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any

accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series J Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.8. Form of Series J Debentures

The Series J Debentures will be issuable as fully registered Debentures, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series J Debentures will be substantially in the form set out in Schedule "A" to this Fourth Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series J Debentures, and any other changes as may be approved or permitted by the Trust, with such approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2 of the Trust Indenture.

2.9. Book-Based System

2.9.1 Registrations of ownership and transfers of the Series J Debentures will be made only through the Book-Based System.

2.9.2 The rights of holders of any beneficial interest in the Series J Debentures ("**Beneficial Holders**") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series J Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

2.9.3 Neither the Trust nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series J Debentures represented by a Global Debenture have any right, except as provided in subsection 2.9.4, to require the delivery of a certificate evidencing a Series J Debenture to the holder of the interest in such Series J Debenture.

2.9.4 The Trust will deliver to the Indenture Trustee definitive Series J Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series J Debentures other than within the Book-Based System and will make payments or distributions required to be made under this Fourth Supplemental Indenture to Beneficial Holders if:

2.9.4.1 the Trust is required to do so by applicable law;

2.9.4.2 the Trust elects to do so;

2.9.4.3 the Book-Based System ceases to exist;

2.9.4.4 the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Trust is unable to find a qualified successor;

2.9.4.5 the Trust elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Trust considers it impracticable or inefficient to effect any distribution of Series J Debentures through the Book-Based System or through the facilities of CDS); or

2.9.4.6 If after the occurrence of an Event of Default, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series J Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Trust to such effect.

2.9.5 While the Series J Debentures are represented by a Global Debenture, the Trust and the Indenture Trustee will deal with CDS for all purposes, including the making of payments on the Series J Debentures, as the sole holder of the Series J Debentures and the authorized representative of the beneficial holders of the Series J Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series J Debentures.

2.10. Currency of Payment

The principal of and interest on the Series J Debentures will be payable in Canadian dollars.

2.11. Additional Amounts

The Trust will not be required to pay an additional amount on the Series J Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.12. Indenture Trustee, etc.

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series J Debentures.

ARTICLE 3.
RESTRICTIONS ON INDEBTEDNESS

3.1. Interest Coverage Covenant

The Trust will maintain at all times a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

3.2. Asset Coverage Test

The Trust will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in section 3.5 (the "Indebtedness Percentage"), would be less than or equal to 60%.

3.3. Permitted Indebtedness

Notwithstanding the foregoing limitations, the Trust and any Subsidiary of the Trust will be permitted to incur and issue the following types of Indebtedness:

3.3.1 Indebtedness evidenced by the 5.29% Series D senior unsecured debentures due September 21, 2009;

3.3.2 Indebtedness evidenced by the 3.85% Series E senior unsecured debentures due January 4, 2008;

3.3.3 Indebtedness evidenced by the 4.91% Series F senior unsecured debentures due March 8, 2011;

3.3.4 Indebtedness evidenced by the 5.23% Series G senior unsecured debentures due March 11, 2013;

3.3.5 Indebtedness evidenced by the 4.70% Series H senior unsecured debentures due June 15, 2012;

3.3.6 Indebtedness evidenced by the 5.953 % Series I Notes due February 6, 2026;

3.3.7 Indebtedness evidenced by the 4.938% Series J senior unsecured debentures due March 24, 2010;

3.3.8 Indebtedness of the Trust owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Trust owed to the Trust and/or another of its Subsidiaries provided, however, that the provisions of this subsection 3.3.8 will no longer be applicable,

3.3.8.1 upon the subsequent transfer or other disposition by the Trust or any of its Subsidiaries to any Person other than the Trust or another of the Trust's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

3.3.8.2 in the case of Indebtedness of the Trust owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Trust (and thereby for this purpose a "third party"), to the amount of such Indebtedness equal to the product obtained by multiplying the

amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Trust or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of section 3.2 to have been incurred at the time of such transfer, issuance or disposition; and

3.3.9 Indebtedness of the Trust or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Indebtedness of the Trust or any of its Subsidiaries outstanding on the date of this Fourth Supplemental Indenture or permitted to be incurred pursuant to this Fourth Supplemental Indenture provided, however, that (i) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Trust or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Trust and the relevant Subsidiary incurred in connection with such refinancing and (ii) the Indebtedness which is incurred, the proceeds of which are used to refinance the Series J Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series J Debentures or Indebtedness of the Trust which is subordinate in right of payment to the Series J Debentures, will only be permitted if, in the case of any refinancing of the Series J Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series J Debentures, the Indebtedness which is incurred is made equal and rateable to the Series J Debentures or subordinated to the Series J Debentures and, in the case of any refinancing of the Indebtedness of the Trust which is subordinate to the Series J Debentures, the Indebtedness which is incurred is made subordinate to the Series J Debentures at least to the same extent as such Indebtedness which is being so refinanced.

3.4. <u>Calculations for Interest Coverage Covenant</u>

For the purposes of section 3.1, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period and the application of the proceeds therefrom, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have occurred at the beginning of the Reference Period, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have been repaid or retired at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of

the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

3.5. Calculations for Debt Incurrence Tests

For the purpose of section 3.2, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Trust's most recently published balance sheet (the "Balance Sheet Date") giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

ARTICLE 4.
EQUITY MAINTENANCE

4.1. Equity Maintenance Covenant

The Trust will maintain at all times an Adjusted Unitholders' Equity of at least $1 billion.

ARTICLE 5.
MISCELLANEOUS

5.1. Indenture Trustee Accepts Trusts

The Indenture Trustee accepts the trusts declared in this Fourth Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this Fourth Supplemental Indenture and in accordance with the Trust Indenture.

5.2. Counterparts

This Fourth Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Fourth Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*

Vice President and Chief Financial Officer

By: *"Ed Sonshine"*

President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Geralyn Krowles"*

Account Manager

By: *"Pamela Lively"*

Associate Manager

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of March 8, 2005 between RioCan Real Estate Investment Trust and CIBC Mellon Trust Company, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of March 8, 2005, the second supplemental indenture dated as of March 11, 2005, the third supplemental indenture dated as of June 15, 2005 and the fourth supplemental indenture dated as of March 24, 2006.

The following is the form of fully registered 4.938% Series J Debenture due March 24, 2010.

No. ● CUSIP: ●

RIOCAN REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Ontario)

4.938% SERIES J DEBENTURE DUE MARCH 24, 2010

RIOCAN REAL ESTATE INVESTMENT TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of March 8, 2005 between the Trust and CIBC Mellon Trust Company (the "Indenture Trustee"), as supplemented by a first supplemental indenture dated March 8, 2005, a second supplemental indenture dated March 11, 2005, a third supplemental indenture dated June 15, 2005 and a fourth supplemental indenture dated March 24, 2006 (together, the "Indenture"), promises to pay to the registered holder hereof on March 24, 2010, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $ ● in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 4.938% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 24 and September 24 on each year, commencing on September 24, 2006, until March 24, 2010. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

At least two Business Days before each date on which interest becomes due, (except in the case of payment at maturity, at which time payment of interest may be made upon surrender of this Debenture), the Trust will forward or cause to be forwarded by first class mail, postage prepaid, to the registered holder hereof, or in the case of joint holders, to the joint holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, less any tax required by law to be deducted. Subject to the provisions of the Indenture, the mailing of such cheque will satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax deducted or withheld) unless such cheque is not paid upon presentation. Upon a written request by a holder of Debentures holding at least $5 million aggregate principal amount of Debentures (or such lesser amount as may be acceptable to the Trust), the Trust may cause the amount payable in respect of interest to be paid to such registered holder by wire transfer to an account maintained by such registered holder or any other method acceptable to the Trust.

This Debenture is one of the 4.938% Series J Debentures due March 24, 2010 (the "Debentures") of the Trust issued or issuable under the provisions of the Indenture. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, RIOCAN REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of March 24, 2006.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 4.938% Series J Debentures due March 24, 2010 referred to in the Indenture within mentioned.

CIBC Mellon Trust Company

By: ________________________
Authorized Signatory

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	**In Whose Name Registered**	**Signature of Indenture Trustee or Registrar**

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING
OF UNITHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF UNITHOLDERS

TO BE HELD ON MAY 15, 2006

March 20, 2006

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held in the Imperial Room of the Royal York Hotel, 100 Front Street West, Toronto, Ontario on Monday, the 15th day of May, 2006 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2005, together with the report of the auditors thereon;

2. **TO ELECT** members of the Board of Trustees of the Trust;

3. **TO APPOINT** auditors and authorize the Board of Trustees of the Trust to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 12, 2006 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chair of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 20, 2006 (the "**Record Date**") will be entitled to vote at the Meeting, even though they have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 20th day of March, 2006.

BY ORDER OF THE BOARD OF TRUSTEES of RioCan Real Estate Investment Trust

"Paul Godfrey"

PAUL GODFREY
Chairman

INDEX

RIOCAN REAL ESTATE INVESTMENT TRUST
MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the Board of Trustees of RioCan Real Estate Investment Trust (the "**Trust**") for use at the annual meeting (the "**Meeting**") of the unitholders of the Trust to be held in the Imperial Room of the Royal York Hotel, 100 Front Street West, Toronto, Ontario, on Monday, the 15th day of May, 2006, at 10:00 a.m. (Toronto time) for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual trustees of the Trust ("**Trustees**") or by officers and/or other employees of the Trust. The cost of solicitation, if any, will be borne by the Trust. Except as otherwise stated, the information contained herein is given as of March 20, 2006.

Enclosed with this information circular and the attached Notice of Meeting is a form of proxy for use in connection with the Meeting. Copies of the Trust's 2005 Annual Report and current annual information form are available on the Internet site of SEDAR (the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators) at www.sedar.com. In the alternative, copies will be provided upon request to the Trust (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Units Represented by Management Proxies

The form of proxy forwarded to unitholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The form of proxy affords the unitholder an opportunity to specify that the units of the Trust ("**Units**") registered in his or her name are to be voted for or against or withheld from voting in respect of the election of Trustees and the appointment of auditors.

On any ballot that may be called for, the Units represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Trustees and the appointment of auditors, in accordance with the specifications made by unitholders in the manner referred to above.

In respect of proxies in which unitholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Trustees and the appointment of auditors, the Units represented by proxies in favour of management nominees will be voted in favour of the election of the Trustees listed in this information circular and the appointment of auditors.

The Trustees know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to the Trustees should properly come before the Meeting, the Units represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Trust. **A unitholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including 5:00 p.m. (Toronto time) on May 12, 2006.**

A proxy given by a unitholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the unitholder or by his or her attorney authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney

thereof duly authorized and deposited either at Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502 at any time up to and including one business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

Our authorized capital consists of an unlimited number of Units, of which 197,232,566 Units are issued and outstanding as of March 20, 2006.

Pursuant to our Declaration of Trust, each Unit represents an equal interest in the Trust with all other outstanding Units and all Units outstanding from time to time entitle their holders to participate pro rata in any distributions by us and, in the event of termination of the Trust, in the net worth of the Trust. The Units are listed for trading on the Toronto Stock Exchange (the "**TSX**").

The holders of Units are entitled to notice of and to attend all meetings of unitholders of the Trust. Each Unit entitles its holder to one vote at all such meetings of unitholders of the Trust.

Only holders of Units of record at the close of business on March 20, 2006 (the "**Record Date**") are entitled to vote at the Meeting, even though they may have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

To the knowledge of the Trustees, no person or company beneficially owns or exercises control or discretion over more than 10% of the Units.

QUORUM FOR MEETING

Two unitholders of the Trust represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

QUESTIONS AND ANSWERS ON PROXY VOTING

Q. What am I voting on?

A: Unitholders are voting on the election of Trustees for the coming year and on the appointment of auditors.

Q: Who is entitled to vote?

A: Unitholders as of the close of business on the Record Date (being March 20, 2006) are entitled to vote. Each Unit entitles the holder to one vote on those items of business identified in the Notice of Meeting. If you acquired your Units after the Record Date, please refer to the answer to the question "What if ownership of Units has been transferred after the Record Date?" to determine how you may vote such Units.

Q: How do I vote?

A: There are two ways you can vote your Units if you are a registered unitholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a unitholder, to represent you as proxyholder and vote your Units at the Meeting. If your Units are held in the name of a nominee, please refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" to determine how you may vote your Units.

Q: What if I plan to attend the Meeting and vote in person?

A: If you are a registered unitholder and plan to attend the Meeting and wish to vote your Units in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with

our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. If your Units are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" for voting instructions.

Q: Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management and the Board of Trustees of the Trust and the associated costs will be borne by the Trust. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Trustees or by officers and/or employees of the Trust.

Q: What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Edward Sonshine, Q.C., the President & Chief Executive Officer of the Trust or Robert Wolf, the Vice-President & Chief Financial Officer of the Trust, or to another person you have appointed, to vote your Units at the Meeting.

Q: Can I appoint someone other than these representatives to vote my Units?

A: Yes. Write the name of this person, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that they have been appointed to vote your Units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of our transfer agent, CIBC Mellon Trust Company.

Q: What do I do with my completed proxy?

A: Return it to our transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502, so that it arrives no later than 5:00 p.m. (Toronto time) on May 12, 2006. This will ensure that your vote is recorded.

Q: If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if Units are held by a corporation, under the corporation's corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to our transfer agent as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q: How will my Units be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or against or withhold from voting your Units in accordance with your directions. In the absence of such directions, however, your Units will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Units will be voted in favour of the election of Trustees and the appointment of auditors.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. As of the date of this circular, management of the Trust knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q: How many Units are entitled to vote?

A: As of March 20, 2006, there are 197,232,566 Units outstanding. Each unitholder has one vote for each Unit held at the close of business on the Record Date.

Q: What if ownership of Units has been transferred after the Record Date?

A: The Trust's Declaration of Trust provides that only holders of Units of record at the close of business on the Record Date are entitled to vote at the Meeting, even though such unitholder has since that date disposed of his or her Units, and, except as otherwise determined from time to time by the Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to be treated as a unitholder of record for purposes of such other action.

Q: How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q: Who counts the votes?

A: Our transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Trust to preserve the confidentiality of individual unitholder votes. Proxies are referred to the Trust only in cases where a unitholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q: If I need to contact the transfer agent, how do I reach it?

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

or by telephone: (416) 643-5500
or toll-free throughout North America: 1-800-387-0825
or by email: generalinquiries@cibcmellon.com

Q: If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?

A: There are two ways you can vote your Units held by your nominee.

For your Units to be voted for you, please follow the instructions provided by your nominee on the voting instruction form. As an alternative to completing the voting instruction form provided by your nominee, you can enter your vote by telephone or internet in accordance with the instructions on the voting instruction form. If you are a non-registered unitholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since we do not have access to the names of all of our non-registered unitholders, if you attend the Meeting, we will have no record of your unitholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered unitholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Alternatively, please register with our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

MATTERS REQUIRING UNITHOLDER APPROVAL

1. Election of Trustees

Pursuant to the Declaration of Trust, there are to be no fewer than five nor more than fifteen Trustees.

In accordance with TSX guidelines, a majority of the current members of the Trustees are persons who are neither employees nor officers of the Trust. The following individuals are management's nominees for appointment as Trustees: Clare R. Copeland, Raymond M. Gelgoot, Paul Godfrey, Frank W. King, Dale H. Lastman, Ronald W. Osborne, Sharon Sallows, Edward Sonshine, Q.C. and Michael Stephenson. The majority of the Trustees appointed at the Meeting (assuming that the unitholders of the Trust vote in favour of management's nominees) would be persons who are neither employees nor officers of the Trust.

Nominees for Appointment

The present term of office of each Trustee will expire immediately prior to the election of Trustees at the Meeting. It is proposed that each of the persons whose name appears below be elected as a Trustee to serve until the close of the next annual meeting of unitholders or until his or her successor is elected. **It is intended that on any ballot that may be called for the election of Trustees, the Units represented by proxies in favour of management nominees will be voted in favour of the election of such persons as Trustees, unless a unitholder has specified in his or her proxy that his or her Units are to be withheld from voting in the election of Trustees. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Units represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Trustees.**

Name and Municipality of Residence	Present Principal Occupation	Period of Service as a Member	Units Beneficially Owned, Directly or Indirectly, or Controlled or Directed, as at March 20, 2006
CLARE R. COPELAND(1)(3)(5) Toronto, Ontario, Canada	Chair & Director of Toronto Hydro Corporation Chief Executive Officer of Falls Management Company	Since February 18, 1994	18,400
RAYMOND M. GELGOOT(2) Toronto, Ontario, Canada	Partner, Fogler, Rubinoff LLP	Since February 19, 1996	40,257
PAUL GODFREY, C.M. (1)(2)(3)(4)(6) Toronto, Ontario, Canada	President and Chief Executive Officer of Toronto Blue Jays Baseball Club	Since December 14, 1993	97,000
FRANK W. KING, O.C. (1)(7) Calgary, Alberta, Canada	President and Chief Executive Officer of Metropolitan Investment Corp.	Since October 27, 1995	72,530
DALE H. LASTMAN(4)(8)(11) Toronto, Ontario, Canada	Co-Chair and Partner, Goodmans LLP	Since June 2, 2004	10,000
RONALD W. OSBORNE, FCA(1)(9)(12) Toronto, Ontario, Canada	Chairman of the Board of Sun Life Financial Inc. and Sun Life Assurance Company of Canada	Since June 2, 2004	6,000
SHARON SALLOWS(2)(4) Toronto, Ontario, Canada	Partner, Ryegate Capital Corporation	Since June 1, 1999	33,830
EDWARD SONSHINE, Q.C. (10) Toronto, Ontario, Canada	President and Chief Executive Officer of the Trust	Since December 14, 1993	381,000
MICHAEL STEPHENSON(3) Toronto, Ontario, Canada	Principal of Stephenson, Leftwick & Short	Since August 19, 1994	51,050

(1) Indicates member of the Audit Committee.
(2) Indicates member of the Investment Committee.
(3) Indicates member of the Human Resources and Compensation Committee.
(4) Indicates member of the Nominating and Governance Committee.
(5) Mr. Copeland is a member of the board of directors of the following reporting issuers: Danier Leather Inc. and Cars4U Ltd.
(6) Mr. Godfrey is a member of the board of directors of the following reporting issuers: Astral Media Inc. and CanWest Global Communications Inc.
(7) Mr. King is a member of the board of directors of the following reporting issuers: Agrium Inc., CanWest Global Communications Inc. and Westaim Inc.
(8) Mr. Lastman is a member of the board of directors of the following reporting issuer: Harris Steel Group Inc.
(9) Mr. Osborne is a member of the board of directors of the following reporting issuers: Sun Life Financial Inc., Massachusetts Financial Services Company, Four Seasons Hotels Inc., Nortel Networks Corporation/Nortel Networks Limited, St. Lawrence Cement Group Inc., Shell Canada Limited and Torstar Corporation.
(10) Mr. Sonshine is a member of the board of directors of the following reporting issuers: Cars4U Ltd.
(11) Mr. Lastman has held his present principal occupation for at least the five preceding years.
(12) From 1998 to 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation.

Management of the Trust and the Trustees, as a group (19 persons), own beneficially or exercise control or direction over 1,003,025 Units, or approximately 0.51% of the outstanding Units, as at the Record Date.

The following table sets forth the number of Board and committee meetings held and attendance by Trustees for the year ended December 31, 2005:

Number of Board and Committee Meetings Held

Board of Trustees:	8
Audit Committee:	4
Human Resources and Compensation Committee:	3
Nominating and Governance Committee:	4
Investment Committee:	4

Attendance of Trustees

Trustee	Trustee Meetings Attended	Committee Meetings Attended
Clare R. Copeland	7 of 8	4 of 4 and 3 of 3
Raymond M. Gelgoot	7 of 8	4 of 4 and 4 of 4
Paul Godfrey	8 of 8	4 of 4, 3 of 3 and 4 of 4
Frank W. King	8 of 8	4 of 4
Dale H. Lastman	8 of 8	4 of 4
Ronald W. Osborne	8 of 8	4 of 4
Sharon Sallows	8 of 8	4 of 4 and 4 of 4
Edward Sonshine, Q.C.	8 of 8	4 of 4
Michael Stephenson	8 of 8	3 of 3

Compensation of Members of the Board of Trustees

Each Trustee (other than Mr. Sonshine and the chairperson of the Board of Trustees) is paid an annual fee of $30,000 plus $1,500 per meeting of the Board of Trustees and Board committee attended. In addition, all trustees are reimbursed for their expenses in connection with attending meetings of the Board of Trustees and committees thereof. These fees and expenses are paid by the Trust. For the year ended December 31, 2005, a total of $138,000 was paid to members of the Board of Trustees in respect of "per meeting" fees. The chairperson of the Board of Trustees (currently Paul Godfrey) receives $150,000 per annum. The chairperson of each of the Human Resources and Compensation Committee and Nominating and Governance Committee receives an additional $4,000 per annum for acting in such capacity. The chairperson of the Audit Committee receives an additional $6,000 per annum for acting in such capacity. The chairperson of the Board of Trustees receives no additional compensation for acting as chairperson of a committee of the Board or for attending any meetings. In addition, members of the Board of Trustees and members of committees of the Board of Trustees may receive such grants of Restricted Equity Units (as discussed below) as are deemed appropriate by the Human Resources and Compensation Committee of the Board of Trustees.

The Board determined that following the establishment of the Restricted Equity Unit Plan (discussed below), the Trustees should no longer receive option grants under the Unit Option Plan. The Board determined that the Restricted Equity Unit Plan provides adequate incentive compensation to Trustees.

All options that have been previously granted to members of the Board of Trustees are for a ten year period. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. Options granted after January 1, 2004, vest as to 25% on each of the first through fourth anniversaries of the date of the grant. See "Compensation of Executive Officers – Unit Option Plan, Grants and Exercises".

The Trustees' Restricted Equity Unit Plan (the "REU Plan") was established in June 2004 and provides for an allotment of Restricted Equity Units ("REUs") to each non-employee trustee at the discretion of the Human Resources and Compensation Committee. The value of the REUs so allotted appreciate (or depreciate) with increases or decreases in the market price of the Units in the manner described in the REU Plan. Members are also entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the member by the five-day weighted average closing price of the Units over the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date, by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

As at the date hereof, Clare R. Copeland holds 3,260 REUs, Raymond M. Gelgoot holds 3,260 REUs, Paul Godfrey holds 6,520 REUs, Frank W. King holds 3,260 REUs, Dale H. Lastman holds 3,260 REUs, Ronald W. Osborne holds 3,260 REUs, Sharon Sallows holds 3,260 REUs and Michael Stephenson holds 3,260 REUs.

Insurance for Trustees

We maintain liability insurance for the Trustees. The current policy of insurance is in effect until September 30, 2006 and a premium of $124,500 for the one year term has been paid by the Trust. No portion of the premium is directly paid by any of the Trustees. The aggregate insurance coverage obtained under the policy is limited to $15,000,000 per loss up to a policy aggregate of $15,000,000. Under the policy, there is no deductible for individual Trustees but a deductible of $1,000,000 per loss must be absorbed by the Trust. No claims have been made or paid under such policy.

2. Appointment of Auditors

Management of the Trust proposes that the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Trust be approved and the Trustees be authorized to fix their remuneration.

Ernst & Young LLP is replacing Soberman LLP as auditors of the Trust. Upon a change of auditor, reporting issuers are required to file a reporting package with the applicable securities regulatory authority. Attached to this circular as Appendix "B" is a copy of the Trust's reporting package, which includes a notice of change of auditors and letters from Soberman LLP and Ernst & Young LLP to the applicable securities regulators confirming each parties' agreement with the information contained in the notice.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Units represented by proxies in favour of management nominees will be voted in favour of the appointment of Ernst & Young LLP as our auditors and in favour of authorizing the Trustees to fix the remuneration of the auditors, unless a unitholder specifies in their proxy that their Units are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2005, 2004 and 2003 financial years in respect of each of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the four other most highly compensated executive officers of the Trust (collectively, the "**Named Executive Officers**") during such years.

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during the 2003, 2004 and 2005 fiscal years:

Name	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards	Payouts		
		Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Restricted Units ($)	LTIP Payouts ($)	
EDWARD SONSHINE, Q.C. President and Chief Executive Officer	2005 2004 2003	772,500 730,000 685,000	1,200,000 1,117,500 941,505	N/A N/A N/A	425,000 400,000 325,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
FREDERIC WAKS Senior Vice-President and Chief Operating Officer	2005 2004 2003	437,500 417,500 397,500	450,000 425,000 359,923	N/A N/A N/A	200,000 200,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
ROBERT WOLF Vice-President and Chief Financial Officer	2005 2004 2003	290,000 275,000 259,000	200,000 186,666 158,015	N/A N/A N/A	100,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
DONALD MACKINNON Vice-President, Real Estate Finance	2005 2004 2003	280,000 262,500 242,500	193,333 180,000 149,236	N/A N/A N/A	100,000 100,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
KATHERINE RITCEY Vice-President, Investments	2005 2004 2003	250,000 235,000 225,000	166,667 156,667 131,679	N/A N/A N/A	100,000 60,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
JORDAN ROBINS Vice-President, Development	2005 2004 2003	210,000 200,000 150,000	251,604 149,216 116,750	N/A N/A N/A	60,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Option Plan, Grants and Exercises

Pursuant to the Unit Option Plan of the Trust, the Board grants options to purchase Units to eligible officers, consultants and full-time employees of the Trust. Until fiscal 2004, and prior to the introduction of the Restricted Equity Unit Plan, Trustees were also awarded options. The Unit Option Plan permits a maximum of 19,200,000 Units to be issued to holders of options granted thereunder. 12,820,000 options have been granted since the Unit Option Plan was adopted and, as of the date hereof, the Trust has outstanding options to purchase 4,043,000 Units to a total of 23 officers, consultants, employees and outside Trustees of the Trust. The number of Units issued and issuable under this plan amounts to 4.28% and 3.4% of our outstanding capital, respectively, as of the date hereof. 6,706,000 options are available to be issued under the Unit Option Plan.

The aggregate number of Units reserved for issuance pursuant to all options granted to any one optionee cannot exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question. Upon the approval by the unitholders of the Trust, excluding the Units beneficially owned by insiders and associates of insiders: (i) the number of Units reserved for issuance pursuant to options granted to insiders under the Unit Option Plan and under all other unit compensation arrangements may exceed 10% of the aggregate number of Units outstanding immediately prior to the unit issuance in question; (ii) the issuance of Units to insiders under the Unit Option Plan and all other unit compensation arrangements, within a one-year period, may exceed 10% of the number of Units outstanding immediately prior to the unit issuance in question; and (iii) the issuance of Units to any one insider and such insider's associates under the Unit Option Plan and under all other unit compensation arrangements, within a one-year period, may exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question.

Although the Trustees, in their discretion, may vary the term and vesting provisions of options hereafter granted, all options that have been granted to date to management are non-assignable and have a minimum term of one year and a maximum term of ten years. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. Of the options granted following January 1, 2004, 25% vest on each of the first through fourth anniversaries of the date of grant.

In the event of an optionee's death under the terms of the plan, the optionee's legal representative has one year from the date of death to exercise the options that had vested at the date of death but had not yet been exercised by the optionee. In the event

of: (i) the resignation of an optionee as an employee, (ii) the resignation or removal of an optionee as a Trustee (other than in the circumstances of death), or (iii) the discharge of an optionee as an employee by reason of a wilful and substantial breach of his or her employment duties, all options granted to such optionee shall cease and terminate upon notice of such resignation being received by the Trust or upon notice of such removal or discharge being given by the Trust to such optionee, as the case may be. In the event of termination of employment of an optionee other than in the circumstances referred to above, the optionee may exercise each option then held to the extent that they are entitled to do so at the time of termination, at any time up to and including on the 30th day following the effective date of termination of employment (or the expiry date, whichever is earlier), after which the option shall cease and terminate.

The exercise price of options granted by the Trust is equal to the closing price of the Units on the Toronto Stock Exchange on the day prior to grant. We do not provide financial assistance to optionees in connection with their participation in the Unit Option Plan.

Options Granted During The Most Recently Completed Financial Year

The following table sets forth certain information with respect to options granted to the Named Executive Officers during the 2005 financial year.

Name	Securities under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Securities)	Market Values of Securities Underlying Options on Date of Grant	Expiration Date
EDWARD SONSHINE, Q.C.	425,000	32%	17.75	17.75	January 3, 2015
FREDERIC WAKS	200,000	15%	19.35	19.35	May 10, 2015
ROBERT WOLF	100,000	8%	19.35	19.35	May 10, 2015
DONALD MACKINNON	100,000	8%	19.35	19.35	May 10, 2015
KATHERINE RITCEY	100,000	8%	19.35	19.35	May 10, 2015
JORDAN ROBINS	60,000	5%	19.35	19.35	May 10, 2015

Aggregate Options Exercised During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information related to options exercised by the Named Executive Officers during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Non-exercisable (#)	Value of Unexercised in-the-money Options at Financial Year-end Exercisable/ Non-exercisable ($)	Number of Units Held and Market Value at Financial Year-End (#/$)
EDWARD SONSHINE, Q.C.	700,000	6,659,200	495,000/955,000	4,923,200/6,837,800	306,000/6,973,740
FREDERIC WAKS	410,000	3,729,245	220,000/470,000	1,987,800/2,971,300	91,950/2,095,541
ROBERT WOLF	183,000	1,516,300	50,000/235,000	419,250/1,485,650	50,168/1,143,329
DONALD MACKINNON	160,000	1,466,000	85,000/235,000	739,150/1,485,650	44,088/1,004,766
KATHERINE RITCEY	112,000	1,003,885	35,000/181,000	297,250/1,028,990	50,000/1,139,500
JORDAN ROBINS	15,000	121,200	0/70,000	0/309,800	7,600/173,204

Equity Compensation Plan Information

The following table sets forth details of our equity compensation plans as at the end of our fiscal year ended December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of units remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by unitholders	4,163,000	$15.22	7,156,000
Equity compensation plans not approved by unitholders	N/A	N/A	N/A
Total	4,163,000	$15.22	7,156,000

Employment Contracts

Each of our Named Executive Officers has entered into an employment contract (collectively, the "**Employment Contracts**") with the Trust. These contracts encompass the compensation arrangements noted above.

The contract of Edward Sonshine, Q.C., provides for a base salary of $825,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 150% of his base salary. The contract of Frederic Waks provides for a base salary of $475,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 100% of his base salary. The contract of Robert Wolf provides for a base salary of $350,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of his base salary. The contract of Donald MacKinnon provides for a base salary of $315,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of his base salary. The contract for Katherine Ritcey provides for a base salary of $300,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66 2/3% of her base salary. Jordan Robins receives a base salary of $220,000 per annum (reviewable annually), with a bonus structure tied to the achievement of objectives regarding certain development and value-added initiatives.

The Employment Contract for Mr. Sonshine provides for a three year term and is automatically renewed for an additional three year period at the end of each term, if not cancelled in accordance with its terms. The employment contracts for Messrs. Waks and Wolf provide for a term of two years and are automatically renewed for an additional two year period at the end of each term, unless terminated in accordance with their terms. The employment contracts for each of Messrs. Sonshine, Waks and Wolf may be terminated by us on the disability or death of the Named Executive Officer or for just cause or by the Named Executive Officer upon the occurrence of certain stated events. These employment contracts further provide, in certain instances, for a lump sum payment of three years' compensation (in the case of Mr. Sonshine) or two years' compensation (in the case of Mr. Waks or Mr. Wolf) on a termination of the employment contract, including termination in the event of a change of control of the Trust. The Employment Contracts for Mr. MacKinnon and Ms. Ritcey each provide for a one year term and are automatically renewed for an additional year at the end of each year and further provide for a lump sum payment of one year's compensation on termination by us other than for cause. In addition, Mr. MacKinnon's Employment Contract provides for a lump sum of one year's compensation on termination in the event of a change of control of the Trust.

The Employment Contracts for Messrs. Sonshine, Waks and Wolf were each entered into as of July 1, 1998. The Employment Contract for Mr. MacKinnon was entered into as of June 2, 1997. The Employment Contract for Ms. Ritcey was entered into as of January 1, 1999.

The employment contract of Mr. Waks provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 200,000 Units. The employment contract of Mr. Wolf provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 100,000 Units.

A retirement plan has been established by the Trust for Mr. Sonshine effective as of January 1, 2000. Under such plan, if Mr. Sonshine terminates his employment either (i) before his 60th birthday (Mr. Sonshine is currently 59 years of age), provided he provides at least nine months prior written notice of such termination, or (ii) after his 60th birthday, other than where his employment is terminated in the circumstances described in the next sentence, Mr. Sonshine will be entitled to an annual pension equal to 2% of his average total annual compensation calculated based on the three fiscal years most recently completed prior to termination multiplied by Mr. Sonshine's years of service to the Trust. If Mr. Sonshine's employment is terminated (i) by the Trust without cause, (ii) by Mr. Sonshine based on constructive dismissal or similar circumstances or within six months of a change of control of the Trust, or (iii) by Mr. Sonshine or the Trust as a result of Mr. Sonshine becoming disabled, Mr. Sonshine will be entitled (at his option) to either receive a lump sum payment of the present value of an annuity that would provide for annual payments determined as if he had remained employed until the age of 65, but with such payments to commence as of the termination of his employment, or to receive such annual payments commencing as of the termination of his employment. The maximum aggregate annual pension that Mr. Sonshine is entitled to receive under the plan is $350,000, which amount will be prorated in the event that Mr. Sonshine terminates his employment before his 65th birthday. The Human Resources and Compensation Committee has recommended that the Board approve an amended and restated retirement plan which would entitle Mr. Sonshine to receive the maximum aggregate annual pension amount of $350,000 at age 60 and Mr. Sonshine's spouse to receive annual death benefits.

A registered pension plan and supplemental executive retirement plan have been established for our senior executive officers (other than Mr. Sonshine) effective as of January 1, 2001 (together, the "Executive Plans"). Under the Executive Plans, if the employment of a participant is terminated on or after his or her 60th birthday, such participant will be entitled to an annual pension equal to 2% of such participant's Final Average Earnings (as defined below) multiplied by his or her years of service to the Trust since January 1, 2001. The Executive Plans provide for reduced entitlements for early retirement and contain other customary terms and conditions. For the purposes of the Executive Plans, the "Final Average Earnings" of a participant is calculated as the average of the best five consecutive calendar years of total remuneration from the Trust to the participant during the participant's final ten years of service to the Trust (or during all of the years of service if less than ten years), to a maximum of $250,000.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Since January 1, 2005, there has been no indebtedness owed to the Trust by any of our Trustees or executive officers.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

For the year ended December 31, 2005 our Human Resources and Compensation Committee consisted of Paul Godfrey, Clare R. Copeland and Michael Stephenson.

Compensation Policy

Named Executive Officers enter into Employment Contracts with the Trust – See 'Employment Contracts' above. In determining the appropriate terms of the Employment Contracts, the Human Resources and Compensation Committee considered the following objectives:

(i) attracting and retaining executives critical to the success of the Trust and the enhancement of unitholder value;

(ii) providing fair and competitive compensation;

(iii) balancing the interests of management and unitholders of the Trust; and

(iv) reviewing performance, both on an individual basis and with respect to the business of the Trust in general, including the Trust's distributable income and relative unitholder return.

To achieve these objectives, the compensation paid to the Named Executive Officers consists of the following three primary components:

(a) annual base salaries that are consistent with the market median for a select peer group of publicly-traded companies with market capitalization and annual revenues similar to the Trust;

(b) annual bonuses tied to the performance of the Trust or other agreed upon objectives; and

(c) a long-term incentive plan in the form of Unit options granted in accordance with the Unit Option Plan of the Trust that provides significant upside earnings opportunities for exceptional performance.

Base Salary

The base salary of each Named Executive Officer was determined by the Human Resources and Compensation Committee's assessment of such executive's performance, consideration of competitive compensation levels for issuers comparable to the Trust, and the role such Named Executive Officer is expected to play in the performance of the Trust.

Bonus Incentives

Annual cash bonus incentive awards are based upon the performance of the Trust, including whether or not the targeted annual distributable income set out at the commencement of each fiscal year is met, or other agreed upon objectives as the case may be. This establishes a direct link between executive compensation and the Trust's performance.

In addition, from time to time, the Board of Trustees may declare an additional cash bonus in favour of one or more members of the Trust's management team in circumstances where it is determined that the Named Executive Officer(s) in question have made an exceptional contribution to the performance of the Trust during the fiscal year.

Long-term Incentive

We provide long-term incentives by granting options to employees through the Unit Option Plan. The options granted permit employees to acquire Units at an exercise price equal to the market price of such Units under option at the date the option is granted.

The objective of granting options is to encourage executives and employees to acquire an ownership interest in the Trust over a period of time, which acts as a financial incentive for such persons to consider the Trust's long-term interests and unitholders.

Compensation of the President and Chief Executive Officer

The President and Chief Executive Officer's compensation package is determined after reviewing the size and complexity of the Trust's operations as well executive compensation arrangements in other real estate investment trusts and other comparable issuers.

During the last fiscal year, the Human Resources and Compensation Committee enlisted the services of Mercer Human Resource Consulting to review and assess the Trust's CEO compensation relative to market rates. The group with which comparisons were made consisted of 13 similarly sized publicly-traded Canadian general industry companies and 16 similarly sized publicly-traded US real estate companies. The comparator group was chosen based on similar revenue and market capitalization to that of the Trust. The assessment revealed that our CEO is positioned at or above the 75th percentile in both the Canadian and US comparator groups in terms of base salary and total cash compensation, and below the 50th percentile with respect to the US comparator group and between the 50th and 75th percentile with respect to the Canadian comparator group in terms of total direct (expected value) compensation.

Other factors taken into consideration in determining the CEO compensation package included the Trust's distributable income and relative unitholder return.

The Committee will continue to keep under review all aspects of executive compensation in order to ensure that the compensation levels remain competitive and that the total compensation packages reflect the objectives and best interests of the Trust and its unitholders.

This report is submitted by:

Clare R. Copeland
Paul Godfrey
Michael Stephenson

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative unitholder return for $100 invested in Units with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index during the five most recently completed financial years of the Trust. During the period, the total cumulative unitholder return for $100 invested in Units was $365 as compared to $143 for the S&P/TSX Composite Index and $234 for the S&P/TSX Canadian Real Estate Index.

Five-Year Cumulative Total Return on $100 Investment
Assuming Distributions are Re-invested
January 1, 2001 – December 31, 2005


400
350
300
250
200
150
100
50
0
Jan. 01,2001
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
RioCan REIT
Composite Index
Canadian Real Estate Index

STATEMENT OF GOVERNANCE PRACTICES

The following describes our governance practices with reference to National Policy 58-201-*Corporate Governance Guidelines* and National Instrument 58-101-*Disclosure of Corporate Governance Practices* (collectively, the "Governance Guidelines") which are initiatives of the Canadian Securities Administrators. The following disclosure of the Trust's approach to governance outlines the various procedures, policies and practices that the Trust and the Board of Trustees of the Trust have implemented to address the foregoing requirements and, where appropriate, reflect current best practices.

Composition of the Board

The Board of Trustees is currently composed of nine trustees. Assuming that the unitholders of the Trust vote in favour of management's nominees, the number of members of the Board of Trustees will remain at nine. Following a detailed review, the Board has determined that six of the nine trustees are independent as such term is defined in the Governance Guidelines. The independent trustees are Messrs. Godfrey, Copeland, Osborne, Stephenson, and King and Ms. Sallows. Mr. Sonshine is not independent as he is the President and Chief Executive Officer of the Trust. Messrs. Gelgoot and Lastman are partners of law firms that provide legal services to the Trust and the Board has determined that they should not be considered independent

to the Trust. The Trust therefore complies with the Governance Guidelines which stipulate that the Board should have a majority of independent trustees.

Board Chair

The Board Chair is a duly elected member of the Board of Trustees and is appointed as Chair of the Board by the Board of Trustees each year for a one-year term, with such appointment being (except when a vacancy is being filled) at the first meeting of the Board following the annual general meeting of unitholders. The Board Chair is independent as such term is defined in the Governance Guidelines.

The responsibilities of the Board Chair are set out in a detailed position description which affirms that the Board Chair is expected to provide leadership to the Trustees in discharging their mandate as set out in the Charter of the Board of Trustees. Among other things, he generally oversees meetings of the Board and presides over meetings of the unitholders. He is the liaison between the Trustees and management and is responsible for promoting the proper flow of information to the Trustees to keep them fully apprised of all material matters.

Board Mandate

The Board of Trustees adopted a written mandate for the Board (the "Charter of the Board of Trustees") to confirm and enhance the Board's ongoing duties and responsibility for stewardship of the Trust. **A copy of the Charter of the Board of Trustees is attached to this Circular as Appendix "A".** The Board of Trustees is ultimately responsible for supervising the management of the Trust's property portfolio and other affairs of the Trust and, in doing so, is required to act in the best interests of the Trust. The Board of Trustees generally discharges its responsibilities either directly or through the Audit Committee, the Investment Committee, the Human Resources and Compensation Committee or the Nominating and Governance Committee. Specific responsibilities of the Board of Trustees set out in the Charter of the Board of Trustees include:

- **Nominating Trustees and Appointing Management** – including final approval of all trustee nominees and senior management appointments and the oversight of succession planning programs;

- **Strategic Planning** – including the review and approval of a strategic plan that takes into account, among other things, the opportunities and risks inherent in the Trust's operations;

- **Monitoring of Financial Performance** – including the review of the Trust's ongoing financial performance and results of operations and review and approval of the Trust's audited and interim financial statements and MD&A;

- **Risk Management** – including the identification of the Trust's principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

- **Internal Control and Management Information Systems** – including the review of reports of management and the Audit Committee concerning the adequacy of the Trust's internal control and management information systems;

- **Establishing Policies and Procedures** – including the approval and monitoring of all policies and procedures such as those related to governance, ethics and confidentiality;

- **Communication and Reporting** – including the oversight of the timely and accurate disclosure of financial reports and other developments; and

- **Other Responsibilities** – including those related to charters and position descriptions, orientation and continuing education, nomination of trustees and Board evaluations.

The Board functions independently of management and the non-independent trustees by holding *in camera* sessions without members of management or Trustees who are members of management being present and, where appropriate, without the non-independent Trustees being present. The Board considered the practice of excluding non-independent trustees from all *in camera* sessions and determined, after lengthy discussion, that the non-independent trustees can provide meaningful input into the Board's deliberations in most circumstances based on their knowledge and experience. In fiscal 2005, the Trustees held four *in camera* sessions.

Position Descriptions

The Board has developed and approved detailed position descriptions for the Chair of the Board, the Chairs of Board Committees and the Chief Executive Officer. In accordance with its charter, the Nominating and Governance Committee is responsible for reviewing and making recommendations to the Board regarding the position descriptions for the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer.

The Chair of the Board is responsible for, among other things, overseeing the Board's discharge of its duties, governing the conduct of the Board, assisting Board committees and acting as a liaison between the Board and management. Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as a liaison between the committee and the Board. The Chief Executive Officer is responsible for, among other things, overseeing the day-to-day operation of the business of the Trust in accordance with the Trust's strategic plan and annual budget.

Orientation and Continuing Education

All new trustees receive a comprehensive orientation. They are briefed on the role of the Board, its committees, the contribution individual trustees are expected to make, and on the nature and operation of the Trust and its assets. This is consistent with the Governance Guidelines and enables a new trustee to better understand the Trust and his or her role and responsibilities.

Trustees also receive continuing education that, among other things, assists trustees in maintaining or enhancing their skills and abilities as trustees and ensuring that their knowledge and understanding of the Trust and its assets remains current.

Code of Business Conduct and Ethics

The Trust has adopted a Code of Business Conduct and Ethics which sets out the principles which should guide the behaviour of trustees, officers, employees of the Trust and all persons who contribute to its operations, image and reputation. The Code of Business Conduct and Ethics (the "Code") deals with such matters as respect for individuals, ethical principles, business standards, Trust policies and the law. It addresses the issues prescribed by the Governance Guidelines such as conflicts of interest, protection and proper use of assets and opportunities, confidentiality of information, compliance with laws and regulations, reporting of illegal or unethical behaviour and fair dealing with the unitholders, the Trust's competitors and employees. The Code applies to all trustees, officers, employees, representatives and agents of the Trust as well as to consultants and suppliers, particularly in their contractual relationship with the Trust.

The Nominating and Governance Committee reviews compliance with the Code and ensures that management's systems to disclose and enforce the Code are satisfactory. The Board directly, or by delegation to the Nominating and Governance Committee, can grant waivers of compliance for the benefit of trustees or executive officers in appropriate circumstances. No such waiver has been granted since the adoption of the Code and consequently, the Trust filed no material change report during the last fiscal year pertaining to any conduct of a trustee or executive officer that constitutes a departure from the Code.

A trustee or member of senior management of the Trust must disclose, in writing to the Trust, the nature and extent of any interest they have in an actual or proposed material contract or material transaction. A trustee required to make disclosure shall not vote on any resolution to approve the contract or transaction unless it relates primarily to their remuneration as a trustee, officer, employee or agent of the Trust or is for indemnity or insurance.

Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code and other policies or directives of the Trust occur through the reporting of complaints and concerns using the reporting methods provided for in the Trust's Whistleblower Protection Policy.

The Code is available on the Trust's website at www.riocan.com and on the SEDAR website at www.sedar.com It may also be obtained upon request to the Trust's Investor Relations Administrator.

Board Committees

The Board is responsible for the establishment and operation of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing.

The Board has established four standing committees to facilitate the carrying out of its duties and responsibilities and meet applicable statutory and policy requirements. The Committees are currently comprised of the following trustees:

Audit Committee	Human Resources and Compensation Committee	Nominating and Governance Committee	Investment Committee
Ronald W. Osborne	Clare R. Copeland	Paul Godfrey	Paul Godfrey
Clare R. Copeland	Paul Godfrey	Dale H. Lastman	Raymond M. Gelgoot
Paul Godfrey	Michael Stephenson	Sharon Sallows	Sharon Sallows
Frank W. King			

The Board of Trustees usually appoints members of the committees, a majority of whom are independent, at the first meeting of the Board following the annual general meeting of unitholders. To see the composition of the committees after the meeting, you can visit the Trust's website at www.riocan.com.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of three independent trustees, as such term is defined in the Governance Guidelines. All members attended the three meetings of the Committee held during the last fiscal year.

The Human Resources and Compensation Committee has a formal written charter which sets out its duties and responsibilities. They include making recommendations to the Board with respect to the following issues:

- the Trust's general compensation philosophy;
- the CEO's compensation package;
- the long-term incentive component of the CEO's compensation package;
- the compensation structure for Named Executive Officers and trustees, trustee appointments, incentive awards and incentive plans;
- the administration of the Trust's and senior management's incentive and other compensation related plans;
- public disclosure of information relating to the Trust's executive compensation, including the disclosure to be included in the Trust's information (proxy) circular(s); and
- the Report of the Committee to be included in the Trust's information (proxy) circulars.

During the last fiscal year, the Trust engaged Mercer Human Resource Consulting as outside experts in compensation to advise on compensation policies, including assessments of developments in the employment market for senior executives and to provide information on comparative levels of compensation for senior executives and trustees and advice to the Trust on compensation policies for other employees of the Trust and on the Unit Option Plan and Restricted Equity Unit Plan of the Trust.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of three trustees, two of whom are independent as such term is defined in the Governance Guidelines. All members attended the four meetings of the Committee held during the last fiscal year. The members of the Committee meet *in camera*, to the extent practicable, at each of its meetings without any non-independent trustees or members of management present, unless waived at a particular meeting by its members. The Committee has a formal written charter which sets out its responsibilities and duties. They include, among other things, the following responsibilities:

- identifying and recommending new nominees to serve on the Board of Trustees;
- evaluating the competencies and skills of each Trustee and of the Board as a whole;

- developing and recommending to the Board the Trust's approach to governance;
- reviewing the Trust's governance practices at least annually and recommending to the Board any changes to the governance practices which it considers appropriate;
- reviewing and recommending to the Board for approval any disclosure relating to the Trust's governance practices;
- examining the size and composition of the Board, and, if appropriate, recommending to the Board a program to establish a Board comprised of a number of trustees that will facilitate effective decision-making;
- reviewing the Board's committee structure on an annual basis and recommending to the Board any changes it considers necessary or desirable with respect to committee structure;
- developing and recommending to the Board position descriptions for the chair of each committee of the Board, the chair of the Board, and together with the CEO, a position description for the CEO;
- making recommendations to the Board with respect to management succession;
- developing and making recommendations to the Board regarding orientation for new trustees and continuing education for all trustees;
- developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual trustees on a regular basis;
- monitoring the Trust's compliance with its continuous and timely disclosure obligations; and
- monitoring compliance with the Trust's Code of Business Conduct and Ethics and the review system in place to ensure that the Trust's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

Audit Committee

The Audit Committee is comprised of four independent trustees as such term is defined in Multilateral Instrument 52-110. All the members of the Committee are "financially literate" and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Trust's financial statements.

The Audit Committee meets on a quarterly basis and holds special meetings as circumstances require. All four members attended the four meetings of the Audit Committee held during the last fiscal year. The Audit Committee meets *in camera* at each of its regular meetings, without any member of management present.

The Audit Committee has a formal charter setting out its mandate and responsibilities. The text of the charter and other information relating to the Audit Committee can be found at Schedule "A" of the Trust's annual information form.

The Audit Committee is established by the Board for the purpose of overseeing the accounting and financial reporting processes and audits of the financial statements of the Trust. The Committee's purpose is to assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

- the integrity of the financial information;
- the financial reporting process;
- the systems of internal controls which Management and the Board of Trustees have established;
- the performance of the Trust's external auditors;

- the external auditors' qualifications and independence; and
- the Trust's compliance with related legal and regulatory requirements and internal policies.

The Audit Committee has established whistle-blowing procedures for concerns regarding accounting, internal accounting controls or auditing matters ("Accounting Matters"). Under these procedures, any complaint submitted regarding Accounting Matters will be maintained confidential to the fullest extent possible, consistent with the need to conduct an adequate review.

Investment Committee

The Investment Committee consists of three trustees, two of which have substantial experience in the commercial real estate field. The Committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for the Trust. The Committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including the chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the Committee is periodically advised of smaller transactions.

The charters of the Board, Audit Committee, Investment Committee, Human Resources and Compensation Committee and Nominating and Governance Committee are available on the Trust's website at www.riocan.com.

Assessments

The Nominating and Governance Committee is responsible for developing and recommending to the Board a process for reviewing the competencies, skills and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual trustees on a regular basis. The Committee is also responsible for overseeing the execution of the review process approved by the Board and management. During the review process the Committee considers: (i) input from Trustees, where appropriate; (ii) attendance of Trustees at meetings of the Board and any committee; (iii) the Board's written charter; (iv) the charter of each committee of the Board; (v) applicable position descriptions for each individual Trustee and for the Chairs of the Board and each committee of the Board; and (vi) the competencies and skills each individual Trustee is expected to bring to the Board and each committee of the Board.

Disclosure Policy

The fundamental objective of the Trust's Disclosure, Confidentiality and Restrictions on Trading Policy (the "Disclosure Policy") is to ensure that communications to the investing public regarding the Trust are timely, factual and accurate, as well as broadly disseminated in accordance with all applicable legal and regulatory requirements.

The Disclosure Policy extends to all Trust personnel and to those authorized to speak on the Trust's behalf. It covers disclosures in documents filed with the securities regulators and written statements made in the Trust's annual and quarterly reports, news releases, letters to unitholders, presentations by senior management and information contained on the Trust's website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.

The Board of Trustees, based on a recommendation of the Nominating and Governance Committee, has established a disclosure policy committee ("Disclosure Committee") responsible for overseeing the Trust's disclosure practices. The Disclosure Committee consists of the chief executive officer, the chief operating officer and the chief financial officer.

The Disclosure Committee sets benchmarks for a preliminary assessment of materiality and determines when developments justify public disclosure. The Committee reviews all continuous disclosure documents and meets as conditions dictate. If it is deemed that any information should remain confidential, the Committee determines how that inside information will be controlled.

The Disclosure Committee will review and update, if necessary, the Disclosure Policy on an annual basis or as needed to ensure compliance with changing regulatory requirements and to make amendments that may be required as a result of the Disclosure Committee's monitoring of the effectiveness of, and compliance with the Disclosure Policy. The Committee ensures that all Trust personnel are educated about disclosure issues, the Trust's policy regarding confidentiality of material information and restrictions on trading securities. The Committee will provide the Nominating and Governance Committee of

the Board of Trustees with all updates to the Disclosure Policy for its approval. The Nominating and Governance Committee will in turn provide the updates to the Board of Trustees for its approval. The Disclosure Policy of the Trust is consistent with National Policy 51-201, Disclosure Standards, and other applicable requirements.

Unitholder Feedback

The Board encourages communications feedback from unitholders directly or through management. Individual queries, comments or suggestions can be made orally or in writing directly to the Trust's head office. Unitholders' comments, observations from analysts, the press or the public or comments received at the offices of the Trust are considered and, where appropriate, brought to the attention of and included in the deliberations of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person who has been a Trustee or executive officer of the Trust since the beginning of the last financial year and no associate of any such Trustee, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter.

ADDITIONAL INFORMATION

Copies of our most recent annual information form, this information circular and the Annual Report of the Trust, including comparative financial statements for the year ended December 31, 2005 and Management's Discussion and Analysis of Consolidated Financial Position and Results of Operations are available on the Internet site of SEDAR at www.sedar.com (financial information is provided in our comparative financial statements and Management's Discussion and Analysis). In the alternative, copies will be sent by us to any person upon request addressed in writing to our Vice-President and Chief Financial Officer, The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario, M5X 1E2. Such copies will be sent to any unitholder without charge.

CERTIFICATE

The contents and the distribution of this circular have been approved by the Trustees.

DATED the 20th day of March, 2006.

BY ORDER OF THE BOARD OF TRUSTEES OF RIOCAN REAL ESTATE INVESTMENT TRUST

"Paul Godfrey"

PAUL GODFREY
Chairman

APPENDIX "A"

CHARTER OF THE BOARD OF TRUSTEES
OF
RIOCAN REAL ESTATE INVESTMENT TRUST

GENERAL

1. PURPOSE AND RESPONSIBILITY OF THE BOARD

Pursuant to the Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of RioCan Real Estate Investment Trust (the "**Trust**").[1] By approving this Charter, the Board confirms its responsibility for the stewardship of the Trust and its assets. This stewardship function includes responsibility for the matters set out in this Charter. The responsibilities of the Trustees described herein are pursuant to, and subject to, the Declaration of Trust and do not impose any additional responsibilities or liabilities on the Trustees at law or otherwise.

2. REVIEW OF CHARTER

The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate and shall make such changes as it considers necessary or appropriate.

3. DEFINITIONS AND INTERPRETATION

3.1 Definitions

In this Mandate:

(a) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, the *Securities Act* (Ontario) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and the applicable rules and policies of any stock exchange on which the Trust is listed;

(b) "**Board**" means the Board of Trustees of the Trust;

(c) "**Canadian Residents**" means resident Canadians for the purposes of the Declaration of Trust;

(d) "**CEO**" means the chief executive officer of the Trust;

(e) "**Chair**" means the chair of the Board;

(f) "**Charter**" means this charter, as amended from time to time;

(g) "**Declaration of Trust**" means the declaration of trust governing the Trust, as amended from time to time;

(h) "**Independent**" shall be defined as such term is defined in Applicable Laws;

(i) "**Named Executive Officer**" shall be defined as such term is defined in Applicable Laws;

(j) "**Trust**" means RioCan Real Estate Investment Trust; and

(k) "**Trustees**" means the trustees of the Trust.

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1 Declaration of Trust – sections. 3.1 and 3.2.

3.2 Interpretation

This Charter is subject to and shall be interpreted in a manner consistent with the Declaration of Trust and with any applicable legislation.

CONSTITUTION OF THE BOARD

4. ELECTION AND REMOVAL OF TRUSTEES

4.1 Number of Trustees

The Trust will have a minimum of five Trustees and a maximum of fifteen Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees, provided that until otherwise so determined by resolution, the number of Trustees shall be nine.[2]

4.2 Election of Trustees

Trustees shall be elected (including the reappointment of incumbent Trustees) at each annual meeting of the Unitholders, and may be elected at a special meeting of the Unitholders, in each case to hold office, subject to Section 4.4, for a term expiring at the close of the next annual meeting of the Unitholders following such an appointment.[3]

4.3 Vacancies

A quorum of Trustees may fill a vacancy among the Trustees, to the extent permitted under the Declaration of Trust.[4]

4.4 Ceasing to Be a Trustee

A Trustee will cease to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with the provisions of the Declaration of Trust; or

(c) he or she ceases to be duly qualified to act as a Trustee as set forth in the Declaration of Trust.

5. CRITERIA FOR TRUSTEES

5.1 Qualifications of Trustees

Every Trustee shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.[5]

5.2 Residency

A majority of the Trustees shall be resident Canadians.[6]

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2 Declaration of Trust – s. 2.1.

3 Declaration of Trust – s. 2.2.

4 Declaration of Trust – s. 2.6

5 Declaration of Trust – s. 2.3.

6 Declaration of Trust – s. 2.3.

5.3 Independence of Trustees

At least a majority of the Trustees shall be Independent.

5.4 Other Criteria

The Board may establish other criteria for Trustees as contemplated in this Charter.

6. BOARD CHAIR

6.1 Board to Appoint Chair

The Board shall appoint an Independent Trustee to act as Chair.

6.2 Chair to Be Appointed Annually

The Board shall appoint the Chair annually at the first meeting of the Board after a meeting of the Trust's unitholders at which Trustees are elected. If the Board does not so appoint a Chair, the Trustee who is then serving as Chair shall continue as Chair until his or her successor is appointed.

7. INFORMATION, ADVICE AND REMUNERATION OF TRUSTEES AND RETAINING ADVISORS

7.1 Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Human Resources and Compensation Committee of the Board.

7.2 Retaining and Compensating Advisors

Individual Trustees shall have the authority to retain at the expense of the Trust outside counsel and any other external advisors from time to time as appropriate with the approval of the Chair of the Board.

7.3 Information

The Board shall have the authority to request from management of the Trust and from other sources, such information as the Board considers necessary in order to discharge its oversight responsibilities.

MEETINGS OF THE BOARD

8. MEETINGS OF THE BOARD

8.1 Time and Place of Meetings

Meetings of the Board shall be called in the manner and at the location contemplated in the Declaration of Trust.[7]

8.2 Frequency of Board Meetings

Subject to the Declaration of Trust, the Board shall meet at least four times per year.

---

7 Declaration of Trust – Article VII.

8.3 Quorum

A quorum for all meetings of the Trustees shall be at least 50% of the Trustees present in person, a majority of whom shall be persons who are not officers or other employees of the Trust.[8] Any Trustee may participate in a meeting of the Trustees by means of teleconference and a Trustee so participating shall be considered to be present at that meeting.[9]

8.4 Secretary of the Meeting

The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5 Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

8.6 Invitees

The Board may invite any of the Trust's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

9. CONFLICTS OF INTEREST

9.1 Disclosure of Interest

Each Trustee shall disclose, in writing to the Trust, the nature and extent of any interest that such Trustee has in a material contract or transaction, whether made or proposed, with the Trust, if the Trustee:

(a) is a party to the contract or transaction;

(b) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c) has a material interest in a party to the contract or transaction.

9.2 Time of Disclosure

Each Trustee shall disclose such interest to the Board at the first opportunity to disclose such interest. For example, the Trustee shall disclose such interest at the meeting at which the contract or transaction is first considered or, if the Trustee becomes interested at a later time, at the first meeting after which the Trustee becomes so interested or, if an interested individual later becomes a Trustee, at the first meeting after he or she becomes a Trustee.

If a material contract or transaction, whether entered into or proposed, is one that, in the ordinary course of the Trust's business, would not require approval by the Trustees, a Trustee shall disclose, in writing to the Trust, the nature and extent of such Trustee's interest immediately after he or she becomes aware of the contract or transaction.

9.3 Voting

A Trustee required to make a disclosure under paragraph 9.2(a) above shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

---

[8] Declaration of Trust – s.7.3.

[9] Declaration of Trust – s. 7.5

(a) relates primarily to his or her remuneration as a Trustee, officer, employee or agent of the Trust or an affiliate; or

(b) is for indemnity or insurance.

9.4 Continuing Disclosure

A Trustee may declare his or her interest in relation to a contract or transaction by a general notice to the Trustees declaring that a Trustee is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party:

(a) the Trustee is a director or officer, or an individual acting in a similar capacity, of a party referred to in paragraphs 9.1(b) and (c) above;

(b) the Trustee has a material interest in the party; or

(c) where there has been a material change in the nature of the Trustee's interest in the party.

9.5 Avoidance Standards and Unitholder Confirmation

A contract or transaction for which disclosure is required under Section 9.1 above is not invalid, and the Trustee is not accountable to the Trust or its unitholders for any profit realized from such contract or transaction, because of the Trustee's interest in the contract or transaction or because the Trustee was counted to determine whether a quorum existed at the meeting of the Board or a committee of the Board that considered the contract or transaction, if:

(a) disclosure of the interest was made as described in this Section 9, the Trustees approved the contract or transaction, and the contract or transaction was reasonable and fair to the Trust when it was approved; or

(b) the contract or transaction is approved or confirmed by special resolution at a meeting of unitholders, disclosure of the interest was made to unitholders in a manner sufficient to indicate its nature before such approval or confirmation, and the contract or transaction was reasonable and fair to the Trust when it was approved or confirmed.

10. *IN CAMERA* SESSIONS

10.1 *In Camera* Sessions of Independent Trustees

Before, during an adjournment of or following the conclusion of each meeting of the Board, the Trustees shall meet without any member of management or any Trustee who is a member of management being present and, where appropriate, without the Trustees who are not Independent being present, provided that any failure to do so shall not invalidate business transacted at a duly convened meeting of the Board.

10.2 Business Transacted at *In Camera* Sessions

The Trustees shall not transact business of the Board at an *in camera* session of Trustees.

DELEGATION OF DUTIES AND RESPONSIBILITIES

11. DELEGATION AND RELIANCE

11.1 Delegation of Powers

The Trustees may appoint from among their number one or more committees and may, subject to Applicable Laws and the Declaration of Trust, delegate to such committees any of the powers of the Trustees. The Trustees may also, subject to Applicable Laws and the Declaration of Trust, delegate such powers to such of the officers of the Trust (or to other persons as the Trustees may deem appropriate) as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate, without regard to whether

such authority is normally granted or delegated by trustees, subject, however, to the overall supervision and control of the Trustees.

11.2 Requirement for Certain Committees

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(a) Audit Committee;

(b) Investment Committee;

(c) Nominating and Governance Committee; and

(d) Human Resources and Compensation Committee.

11.3 Composition of Committees

The Board will appoint and maintain in office members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Governance Committee to make recommendations to it with respect to such matters.

11.4 Review of Charters

On an annual basis, the Board will review the recommendations of the Nominating and Governance Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

11.5 Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Trust's management.

11.6 Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

11.7 Oversight

The Board retains responsibility for oversight of any matters delegated to any Trustee(s) or any committee of the Board, to management or to other persons.

DUTIES AND RESPONSIBILITIES

12. RESPONSIBILITY FOR SPECIFIC MATTERS

12.1 Responsibility for Specific Matters

The Trustees explicitly assume responsibility for the matters set out below, recognizing that these matters represent, in part, responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and stock exchanges and do not limit the Trustees's responsibilities under the Declaration in Trust. The powers and authorities of the Trustees are set out in part in Schedule A to this Charter, being an extract from the Declaration of Trust.

12.2 **Delegation to Committees**

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13. GOVERNANCE GENERALLY

13.1 **Governance Practices and Principles**

The Board shall be responsible for developing the Trust's approach to governance, including, if deemed appropriate, a set of governance principles and guidelines that are specifically applicable to the Trust.

13.2 **Governance Disclosure**

Approval of Disclosure. The Board shall approve disclosure about the Trust's governance practices in any document before it is delivered to the Trust's unitholders or filed with applicable securities regulators or with the stock exchanges.

Determination that Differences Are Appropriate. If the Trust's governance practices differ from those recommended by applicable securities regulators or the stock exchanges, the Board shall consider these differences and why the Board considers them to be appropriate.

13.3 **Delegation to Nominating and Governance Committee**

The Board may direct the Nominating and Governance Committee to consider the matters contemplated in this Section 13 and to report and make recommendations to the Board with respect to these matters.

14. RESPONSIBILITIES RELATING TO MANAGEMENT

14.1 **Integrity of Management**

The Board shall, to the extent feasible, reasonably satisfy itself:

(a) as to the integrity of the CEO and other executive officers of the Trust; and

(b) that the CEO and other executive officers of the Trust create a culture of integrity throughout the organization.

14.2 **Succession Planning**

The Board shall be responsible for succession planning, including appointing, training and monitoring senior management. In discharging this responsibility, the Board may:

(a) consider recommendations of the Nominating and Governance Committee; and

(b) consider recommendations of management and review and approve (as appropriate) succession plans developed by the CEO for senior management positions.

14.3 **Executive Compensation Policy**

(a) Board Approval. The Board shall approve the compensation of the Named Executive Officers.

(b) Delegation to Human Resources and Compensation Committee. The Board may direct the Human Resources and Compensation Committee to consider the matters contemplated in this Section 14.3 and to report and make recommendations to the Board with respect to these matters.

15. OVERSIGHT OF THE MANAGEMENT OF THE TRUST

15.1 Risk Management

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the Trust's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2 Strategic Planning Process

The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the Trust's business.

15.3 Internal Control and Management Information Systems

The Board shall review the reports of management and the Audit Committee concerning the adequacy of the Trust's internal control and management information systems. Where appropriate, the Board shall require management and the Audit Committee to implement changes to such systems to ensure adequacy of such systems.

15.4 Related Party Transactions

The Board shall approve all transactions or agreements in which the Trust is involved or that the Trust proposes to enter into in respect of which a Trustee or a member of senior management has a material interest.

15.5 Communications Policies

The Board shall review and, if determined appropriate, approve a disclosure policy and such other policies as may be necessary or desirable for communicating with unitholders, the investment community, the media, governments and their agencies, employees and the general public. All publicly disseminated materials of the Trust shall provide for a mechanism for feedback of stakeholders. Persons designated to receive such information shall be required to provide a report summarizing feedback from stakeholders to the Trustees on a semi-annual basis or at such other more frequent intervals as the Trustees require. The Board shall consider, among other things, the recommendations of management and the Nominating and Governance Committee with respect to such policies.

15.6 Whistleblower Policy

The Board will review and approve a whistleblower policy for the Trust. In adopting the whistleblower policy, the Board will consider the recommendations of the Audit Committee concerning its compliance with applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.7 Financial Statements

The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Trust to be delivered to unitholders. If satisfactory, the Board shall approve such financial statements. If the Board has not delegated the approval of interim financial statements to the Audit Committee, the Board shall also review the recommendation of the Audit Committee with respect to the interim financial statements or other material financial disclosure of the Trust prior to its release to the public and, if satisfactory, shall approve such financial statements or other material financial disclosure.

15.8 Code of Business Conduct and Ethics

The Board will review and approve a Code of Business Conduct and Ethics for the Trust. In adopting this Code, the Board will consider the recommendations of the Nominating and Governance Committee concerning its compliance with applicable legal and stock exchange requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

15.9 Compliance and Disclosure

The Board will direct the Nominating and Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Nominating and Governance Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Trustee or member of senior management of the Trust from complying with the Code of Business Conduct and Ethics.

15.10 Legal Counsel

The Board shall approve any change in the Trust's regular legal counsel and any retention by the Trust or of other counsel as lead counsel for material transactions or matters.

16. NOMINATION OF TRUSTEES

16.1 Nomination and Appointment of Trustees

(a) The Board shall nominate individuals for election as Trustees by the unitholders and shall require the Nominating and Governance Committee to make recommendations to it with respect to such nominations.

(b) In selecting candidates for nomination as Trustees, the Board shall:

  (i) consider what competencies and skills the Board, as a whole, should possess;

  (ii) assess what competencies and skills each existing and proposed new Trustee possesses; and

  (iii) consider whether each nominee can devote sufficient time and resources to his or her duties as a Trustee.

(c) The Board shall consider recommendations made to it by the Nominating and Governance Committee with respect to the size and composition of the Board.

17. BOARD EFFECTIVENESS

17.1 Position Descriptions

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning formal position descriptions for:

(a) the Chair of the Board and for each committee of the Board, and

(b) the CEO,

provided that in approving a position description for the CEO, the Board shall consider the input of the CEO and shall develop and approve goals and objectives that the CEO is responsible for meeting (which may include goals and objectives relevant to the CEO's compensation, as recommended by the Human Resources and Compensation Committee).

17.2 Trustee Orientation and Continuing Education

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Governance Committee concerning:

(a) orientation for new Trustees; and

(b) continuing education for all Trustees.

17.3 Board, Committee and Trustee Assessments

The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Governance Committee to:

(a) consider the required competencies and skills the Board as a whole should possess;

(b) consider the appropriate Board size;

(c) assess the performance and effectiveness of the Board;

(d) assess the effectiveness of each Committee; and

(e) assess the contribution and competencies of each Trustee.

18. REGULAR ASSESSMENT OF THE BOARD

The Board shall assess its performance and effectiveness on a regular basis in accordance with the process established by the Nominating and Governance Committee.

19. POLICY OF PRACTICES FOR TRUSTEES

Trustees are expected to carry out their duties in accordance with the Policy of Practices for Trustees set out in Schedule B to this Charter.

February 7, 2006.

SCHEDULE B

POLICY OF PRACTICES FOR TRUSTEES

Attendance at Meetings

Each Trustee is expected to maintain a very high record of attendance at meetings of the Board of Trustees, and at meetings of each committee on which the Trustee sits. A Trustee is expected to:

(a) advise the Chair as to planned attendance at Board and committee meetings shortly after meeting schedules for the year have been distributed;

(b) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by telephone conference if unable to attend in person.

Preparation for Meetings

Trustees are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Trustees or a committee of the Board of Trustees. Trustees are also encouraged to contact the Chair, the Chief Executive Officer and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Trustees are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Trustee should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority; and

(c) be courteous to and respectful of other Trustees and guests in attendance.

Knowledge of the Trust's Business

Trustees are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Trustees informed about developments in the Trust's business, Trustees have a primary duty of care and diligence, which includes a duty of inquiry. Trustees should:

- ask questions of management and other trustees, at meetings and otherwise, to increase their knowledge of the business of the Trust;
- educate themselves with the risks and challenges facing the business of the Trust;
- read all internal memoranda and other documents circulated to the Trustees, and all reports and other documents issued by the Trust for external purposes;
- insist on receiving adequate information from management with respect to a proposal before Board approval is requested; and
- familiarize themselves with the legal and regulatory framework within which the Trust manages its assets.

Personal Conduct

Trustees are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to the Trust;

(b) project a positive image of the Trust to news media, the financial community, governments and their agencies, unitholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of the Trust and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

APPENDIX "B"

NOTICE OF CHANGE OF AUDITOR AND LETTERS FROM THE FORMER AUDITOR AND SUCCESSOR AUDITOR RELATED THERETO

To: Soberman LLP

And to: Ernst & Young LLP

The audit committee of the board of trustees of RioCan Real Estate Investment Trust ("RioCan") has determined (and the board of trustees of RioCan has resolved) on February 7, 2006 to terminate Soberman LLP, Chartered Accountants effective February 7, 2006 and to appoint Ernst & Young LLP, as successor auditor effective on such date. The unitholders of RioCan will be asked to ratify the appointment of Ernst & Young LLP, as successor auditor of RioCan at the annual meeting of unitholders of RioCan that is to be held on May 15, 2006.

There are no reservations in the auditors' reports on the annual financial statements of RioCan or any "reportable events" that are relevant to this determination.

DATED this 7th day of February, 2006

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*
Robert Wolf
Vice President and Chief Financial Officer

February 9, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
 - L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust - Change of Auditors

We have read the notice of change of auditors of RioCan Real Estate Investment Trust dated February 7, 2006 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours sincerely,

"*Soberman LLP*"

Soberman LLP
Chartered Accountants
Toronto, Ontario

February 13, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
- L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Change of Auditor

We have read the notice of change of auditors of RioCan Real Estate Investment Trust dated February 7, 2006 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours sincerely,

"Ernst & Young LLP"

Ernst & Young LLP
Chartered Accountants
Toronto

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held in the Imperial Room of the Royal York Hotel, 100 Front Street West, Toronto, Ontario on Monday, the 15th day of May, 2006 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2005, together with the report of the auditors thereon;

2. **TO ELECT** members of the Board of Trustees of the Trust;

3. **TO APPOINT** auditors and authorize the Board of Trustees of the Trust to fix the remuneration of the auditors; and

4. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 12, 2006 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chair of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 20, 2006 (the "**Record Date**") will be entitled to vote at the Meeting, even though they have since that date disposed of their Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 20th day of March, 2006.

BY ORDER OF THE BOARD OF TRUSTEES of RioCan Real Estate Investment Trust

"Paul Godfrey"

PAUL GODFREY
Chairman

RIOCAN REAL ESTATE INVESTMENT TRUST

INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust ("**RioCan REIT**") to be held on May 15, 2006 in the Imperial Room at the Royal York Hotel, 100 Front Street West, Toronto, Ontario at 10:00 a.m. (Toronto time).

Please date and sign this form of proxy and return it in the enclosed envelope addressed to Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 so that it is received before the close of business (Toronto time) on Friday, May 12, 2006. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

PROXY

The undersigned unitholder of RioCan REIT hereby appoints EDWARD SONSHINE or, failing him, ROBERT WOLF (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following matters:

1. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the election of members of the board of trustees;

2. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the appointment of Ernst & Young LLP as auditors of RioCan REIT and authorization of RioCan REIT's board of trustees to fix the auditors' remuneration;

DATED this ______ day of ________________________, 2006.

Signature of Unitholder ________________________________

NOTES:

(1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

(2) This proxy should be completed, signed and dated by holders of units. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

(3) If you wish to appoint some other person (who need not be a unitholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

(4) Please see the management information circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of unitholders regarding completion and use of this proxy and other information pertaining to the Meeting.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 27, 2006

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 27, 2006

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

RioCan Real Estate Investment Trust
Exemption File Number 82-34916

RioCan Real Estate Investment Trust Annual Report 2005

RIO CAN

AR/S
12-31-05

In All The Right Places

Contents

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with a coast-to-coast portfolio of retail properties in Canada's strongest markets.

In All The Right Places

RioCan's Top 25 Sources of Revenue by Tenant

1. Famous Players/Cineplex/Galaxy Cinemas
2. Metro/A&P/Dominion/Super C/Loeb/Food Basics
3. Zellers/The Bay/Home Outfitters
4. Wal-Mart
5. Loblaws/No Frills/Fortinos/Zehrs/Maxi
6. Canadian Tire/PartSource/Mark's Work Wearhouse
7. Winners/HomeSense
8. Staples/Business Depot
9. Reitmans/Penningtons/Smart Set/Addition-Elle/Thyme Maternity
10. Shoppers Drug Mart
11. Harvey's/Swiss Chalet/Kelsey's/Montana's/Milestone's/Second Cup
12. Future Shop/Best Buy
13. Sport Mart/Sport Chek/Sports Experts/National Sports
14. Chapters/Indigo
15. Safeway
16. Sears
17. Petsmart
18. Rona/Revy
19. London Drugs
20. Scotiabank
21. Sobeys/IGA/Price Chopper
22. LCBO
23. TD Canada Trust
24. East Side Mario's/Casey's
25. Michaels

(in thousands, except per unit amounts)

Years ended December 31		2005*		2004*
Total revenue	$	609,050	$	552,512
Net earnings from continuing operations**	$	134,862	$	149,057
Net earnings from continuing operations per unit**				
– basic	$	0.69	$	0.83
– diluted	$	0.69	$	0.82
Net earnings**	$	132,574	$	158,321
Net earnings per unit**				
– basic	$	0.68	$	0.88
– diluted	$	0.68	$	0.87
Total assets	$	4,272,796	$	3,957,035
Total mortgages and debentures payable	$	2,423,277	$	2,214,392
Recurring distributable income***	$	275,046	$	244,549
Recurring distributable income per unit***	$	1.417	$	1.353
Total distributions to unitholders	$	247,068	$	222,044
Total distributions to unitholders per unit	$	1.2725	$	1.2275
Units outstanding				
Weighted average for the year		193,990		180,570
At December 31		196,041		183,604

* Previously reported results have been reclassified for discontinued operations.

** Refer to our Management's Discussion and Analysis for a discussion and analysis relating to the two years ended December 31, 2005 and 2004.

*** Recurring distributable income is a non-GAAP measure which is discussed in our Management's Discussion and Analysis.


%
100
80
60
40
20
0
97.1
98 99 00 01 02 03 04 05

Total Portfolio Occupancy


%
100
80
60
40
20
0
82.4
98 99 00 01 02 03 04 05

National & Anchor Tenants (as a % of gross revenue)


$
1.5
1.2
0.9
0.6
0.3
0.0
1.2725
95 96 97 98 99 00 01 02 03 04 05

Distributions (per unit)


$
1.5
1.2
0.9
0.6
0.3
0.0
1.4167
95 96 97 98 99 00 01 02 03 04 05

Recurring Distributable Income (per unit)



All the Right Strategies for Success

Edward Sonshine, Q.C., President and Chief Executive Officer

The right strategies have made RioCan the leader in the world of retail real estate in Canada

It's been an interesting year, but a good one for RioCan and our unitholders. In the spring, the prospect of higher interest rates cooled investor interest. After recovery from that slide, the then government visited ambiguity on the entire trust sector. *Yet despite the unit value roller coaster that followed, those who stayed the course achieved a very satisfactory result.*

For the year ended December 31, 2005, the total return to unitholders was 36.9% - maintaining our 12 year record of outstanding returns. Our proudest achievement is our compounded annual return to our unitholders of 24.9% ***over ten years*** - strongly ahead of most alternative investments and our industry peers.

As our historical record clearly demonstrates, RioCan has generated returns that, over a long period, are superior and we are confident that we will continue to do so in the future - here's why: Our plans are firmly grounded on the proven models we have used so successfully in the past. As always, we intend to maximize our existing assets through value-added development; to expand our portfolio through carefully selected new development projects and accretive acquisitions; and to continue the prudent and disciplined fiscal management that always has as its goal maximizing unitholder value. While external matters can and do impact on our business from time to time, and certainly can cause sometimes exaggerated fluctuations in unit value, our business model has always focused on the long term creation of value and ever more reliable income streams for our unitholders.

Refining our Strategies for Assured Long-term Success

Last year, we refined our ***growth*** and ***portfolio*** strategies to further leverage our opportunities for adding value to specific properties and to bring a tighter focus to property selection for long-term success:

- Our ***growth strategy*** now seeks to maximize value through extremely active asset management activities that include the development or redevelopment of individual properties. We are adding to, or changing the character of targeted properties to take full advantage of prevailing or evolving market conditions.

  An example of this is our joint venture with Tribute Communities, a regional residential developer, to develop a mixed-use building (retail and residential) at the corner of Avenue Road and St. Germain Avenue in Toronto, Ontario. The development will include a condominium component and a retail component of approximately the same size as currently exists. This project became feasible because the City of Toronto, like other large urban areas, is encouraging densification to stop the continuous suburban spread that is becoming economically and environmentally difficult to sustain. This trend is prevalent in all of the six primary markets where we focus. It should permit us to unlock significant inherent value in our portfolio over the years.

Real estate prices remained extremely high throughout the year and this has had an impact on our growth strategy in two ways:

- We were very selective in our acquisitions during 2005. This past year, we made property purchases for strategic reasons only – limiting our acquisitions to properties that are unique either by reason of their location or where we will be able to create significant growth in cash flow through expansions or other opportunities.
- We placed heavier emphasis on our repositioning strategy by taking advantage of the very strong real estate market to dispose of properties that no longer provided either the quality of revenue or growth prospects we expect and demand of our properties. However, even though we were a net seller of properties during 2005, we are very pleased with the results for the year and with our growth in income and distributable income over that time.

RioCan is Well Positioned to Take Advantage of Growth Opportunities

For the year ended December 31, 2005, our leverage ratio – which is calculated against historic book value, a number far less than market value – is only 53.9%. When measured against market value, our leverage ratio is less than 40%.

- Our ***portfolio strategy*** is now more tightly focused on Canada's growth markets where retailers are always looking for more space and rents are rising more quickly than in non-growth areas. It's a simple economic fact that rising populations equal rising retail sales and rising property values – and that is why we are building for long-term success by developing or redeveloping our dominant properties where there is the most growth. Through this strategy, our properties will continue paying out for decades to come and we will extract the maximum value from the extensive land 'bank' under our centres.

  Not that we have neglected other markets. While it is true that RioCan has the dominant new format location(s) in most Canadian growth markets, it is also true that we have a national presence that includes the best type of property (whether neighbourhood shopping centre or new format retail) in many lower growth but still important municipalities across the country – and each is being actively managed to ensure maximum returns for years to come.

Highlights From a Successful 2005

As usual, 2005 was a very busy year for your REIT. Here are just a few of the highlights:

- ***Debenture restructuring*** We redeemed approximately $289 million in unsecured debentures so as to be able to increase our leverage closer to the unitholder approved 60% of aggregate assets as well as to refinance those debentures at currently low interest rates.

- ***Ramping up our development pipeline*** We announced five additional greenfield development joint ventures with Trinity Development Group – four in Ontario and one in Alberta – that will ultimately increase our new format retail portfolio by approximately 2.1 million square feet of retail space.
- ***Our own development strategy in action*** We commenced development of three properties, two in Ontario and one in Alberta. Over 3.9 million square feet of new developments are expected to come on line in the next few years.
- ***Our repositioning strategy in action*** We completed dispositions of 21 properties totalling 3.4 million square feet. All but one was located in a non-primary market and 12 were enclosed malls. This type of transformation is monetarily difficult in the short term because it causes a diminution in income but provides for better long term returns by giving us a tighter portfolio focus on quality properties with the strongest growth potential. In every decision we make and every strategy we pursue, the objective is always the same: Deliver reliable returns and increased value over the long term.

Right on Track for a Bright Future

RioCan continues to grow in many ways – and when you finish a successful year, the only way forward is to do it again. At RioCan, our culture is based on shared decision-making, total accountability and absolute teamwork. There are many reasons to be optimistic about RioCan's future. None are more important than the RioCan team of retail real estate professionals who propel our success. For all our stakeholders, 'team RioCan' is the essential competitive advantage that makes it possible to say with total enthusiasm, RioCan will always be ***in all the right places.***

My special thanks to our unitholders and Board of Trustees for all your support and dedication as your REIT continues to grow into tomorrow.

"Edward Sonshine"

Edward Sonshine, Q.C. President and Chief Executive Officer

RioCan Real Estate Investment Trust
January 23, 2006

One-year return to unitholders 36.9%
10-year compounded annual return 24.9%

City Populations

The vast majority of Canada's population of 32 million presses up against our country's southern boundary, living within 200 kilometres of the United States. And that is where you'll find most of RioCan's new format retail and neighbourhood shopping centres. That's because we have the retail real estate savvy to acquire or develop the dominant retail locations *right* where the people are.



BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NEWFOUNDLAND

Between 1994 and 2004, Canada's population grew at a rate of nearly 1%, the second-highest growth rate of the G8 nations, most of it in the highly concentrated southern population centres – exactly where RioCan has enjoyed our most explosive growth. Over 72% of all Canadians live within 30 kilometres of a RioCan property and 89% of Ontario's population lives within 30 kilometres of a RioCan property.

RIOCAN ALWAYS WHERE THE PEOPLE ARE

77%* of Canadians live in cities and towns, with 44.3% living in or near our country's six largest cities – and RioCan is the leading retail experience in every one of them. But we haven't neglected the smaller markets: From our new format locations to our neighbourhood shopping centres, RioCan is the retail destination of choice in every valuable market Canada-wide.


Green Lane Centre
RioCan Centre Newmarket
404 Town Centre
RioCentre Newmarket
N
RioCan Fairgrounds
Trinity Richmond Hill

GTA NORTH

In the midst of a sustained building boom, the population of the Greater Toronto Area (GTA) North is growing by hundreds weekly – and we're growing with it. RioCan has 6 prime properties in this burgeoning market.


RioCan Centre Milton
Trinity Milton
Clarkson Village Shopping Centre
Clarkson Crossing
Trafalgar Ridge Shopping Centre
RioCentre Oakville
N
RioCan Centre Burloak
Millcroft Shopping Centre
Walker Place
Woodview Place

GTA WEST

Extending west from Toronto, the GTA merges with the densely populated Golden Horseshoe. RioCan enjoys retail market dominance here through 10 properties that draw millions of consumers annually.


BEST BUY

RIOCAN THE RIGHT RETAIL LOCATIONS, RIGHT WHERE THE PEOPLE ARE

RioCan has the Canadian market covered.

Take our RioCan Colossus Centre, for example. Featuring approximately 700,000 square feet and strategically located at Highway 400 and Highway 7 in the GTA to deliver maximum value for our tenants and their customers, RioCan Colossus Centre displays the latest in new format facilities and a customer-friendly mix of leading national, regional and local tenants, complemented by the direct, value-added management of RioCan professionals.

Look at any RioCan property anywhere in Canada and you will find the same high quality retail experience and the same high rate of consumer traffic – which is why RioCan properties always deliver secure, accretive value, year after year.

* Source for all statistics quoted in this report, unless otherwise noted: Statistics Canada


Trinity Markham
RioCentre Thornhill
Coulter's Mill Marketplace
RioCan Marketplace
Langstaff Place Shopping Centre
RioCan Colossus Centre
Empress Walk
Willowdale Plaza
Kennedy Commons
Markington Square
Heart Lake Town Centre
Albion Centre
Rona Centre
RioCan Warden
2000-2040 Eglinton Avenue
1717 Avenue Road
Trinity Common Brampton
Lawrence Square
RioCan Leaside Centre
Hy & Zel's Centre
Shoppers World Danforth
Shoppers World Brampton
RioCan Hall
Sandalwood Square Shopping Centre
Mississauga Plaza
N

GTA CENTRAL

[illegible]


Five Points Shopping Centre
Midtown Mall
Kendalwood Park Plaza
N
RioCan Thickson Ridge
RioCan Durham Centre I, II & III

GTA EAST

[illegible]

We have premium-quality properties in consumer-friendly locations at the leading edge of retail concepts in every vibrant population centre Canada-wide.

RioCan – the right retail locations, right where the consumers are

National, regional and independent retailers are drawn to RioCan properties because we are in the most profitable locations in their markets. Consumers are drawn to our new format retail and neighbourhood shopping centres because they know that's where they'll always find the quality products and services they need in their daily lives.

Our new format centres are the retail destinations of choice for the vast majority of shopping Canadians because they are always situated on easily accessible sites in high traffic areas and boast a Who's who of North America's leading retailers. Small wonder RioCan's new format centres are the country's fastest-growing retail shopping destinations.

RioCan has got the retail industry covered. In fact, more than 4,900 of North America's leading retailers, supermarket chains and successful local businesses are RioCan tenants.



RIOCAN MARKETPLACE, TORONTO, ONTARIO



SHOPPERS
DRUG MART
GALAXY
WINNERS

RIOCAN
ALWAYS IN ALL THE RIGHT MARKETS

Canada's Six Major Metropolitan Areas

Toronto	5,203,571
Montreal	3,606,652
Vancouver	2,159,994
Ottawa	1,142,669
Calgary	1,037,136
Edmonton	1,001,636
Total	14,151,658

44.3% of Canada's total population is within the six major metropolitan areas

Geographic Distribution
Based on Gross Revenue



BRITISH COLUMBIA 6.3%
ALBERTA 8.8%
SASKATCHEWAN 0.7%
MANITOBA 0.6%
ONTARIO 62.8%
QUEBEC 17.8%
NEW BRUNSWICK 2.4%
PRINCE EDWARD ISLAND 0.5%
NEWFOUNDLAND 0.3%

Canadians continue to gravitate toward towns and cities, particularly large metropolitan areas – in fact, 6 out of every 10 Canadians live in Ontario and Quebec, home to 15 of the 25 largest urban areas in the country.

In 2005, annual retail sales totalled *$347 billion dollars in Canada with retail spending accounting for between 50-55%* of Canadian household consumption. RioCan is perfectly positioned to profit from this elemental and ever-escalating retail activity with the right retail real estate in the right markets, coast-to-coast.



Galeries Mille-Iles
Centre de la Concorde
Carrefour Carnaval (St. Leonard)
Place Forest
Place Carnaval
Centre St-Martin
Mega Centre Notre Dame
Centre Jacques Cartier
Centre Carnaval (Pierrefonds)
RioCan Greenfield
Centre Carnaval (Montreal)
Quartiers 10-30
RioCan Kirkland
Centre Carnaval (LaSalle)
Les Galeries Lachine
Place Newman
Centre Regional Chateauguay
N



Great properties deliver great results. RioCan enjoys industry-leading lease renewal rates of 95.6%.

MONTREAL

Montreal is the second largest city in Canada. Over 3.6 million people live in the Montreal area – and RioCan has this huge market covered with 17 very accessible properties.

RIOCAN THE BEST REAL ESTATE IN THE BEST MARKETS

Growth where growth counts. RioCan targets Canada's growth markets. That is how we have become the Canadian leader in prime retail real estate. And that is how we will retain our leadership in the years to come.

Retail markets come in many sizes – from the megamarkets of the GTA and Montreal to the smaller, yet no less lucrative markets found in many cities and towns across Canada – and we're in all of them.

And when you add in the escalating value of our real estate – the 'bank' of land under our retail facilities, all in the most desirable locations in their markets – it's evident that RioCan has the right retail strategies and the right real estate for continued success.

As Canada's largest real estate investment trust, RioCan has the scale to achieve accretive efficiencies and the financial strength to fuel development and expansion strategies as the retail landscape evolves and market-dominant properties become available. Our industry-leading profile and extensive retail real estate expertise encourage real estate, development and financial leaders to do business with us.



New Format Retail 51.1%
Grocery Anchored Centre 22.5%
Enclosed Shopping Centre 20.6%
Non-Grocery Anchored Strip 4.5%
Other 1.3%

Asset Type as a % of Gross Revenue



Toronto 30.6%
Ottawa 9.8%
Montreal 9.5%
Calgary 5.1%
Vancouver 4.4%
Edmonton 2.8%
Other 37.8%

Six Primary Markets as a % of Gross Revenue


Edmonton Cineplex
Jasper Gates Shopping Centre
Mayfield Common
RioCan Meadows
Riverbend Square Shopping Centre
South Edmonton Common
N

Our nation's capital includes many urban areas – from Nepean and Vanier to Gatineau in Quebec – for a total population of well over 1 million. With 19 strategically located properties, RioCan is the prime retail destination in each urban area.

OTTAWA


Fallingbrook Shopping Centre
Trinity Common Orleans
Trinity Innes & Lanthier
Silver City Hull
Donald Plaza
Gloucester Silver City
RioCan St. Laurent
Innes Road Plaza
Elmvale Acres Shopping Centre
Westgate Shopping Centre
Lincoln Fields Shopping Centre
Trinity Merivale
City View Plaza
Southgate Shopping Centre
Hunt Club Centre
Coliseum Ottawa
RioCan Merivale Place
Kanata Centrum Shopping Centre
RioCan Marketplace
N

EDMONTON

By area, metropolitan Edmonton is among the largest urban centres in North America. Serving Edmonton's 1 million residents, our 6 Edmonton-based properties totaling over 1.5 million square feet make us the leader in this important western retail market.

We assess each market against our proven criteria to determine the best retail format for the growth potential of that market.

RioCan – the right retail format for every location and every tenant

RIOCAN HAS THE RIGHT MIX OF RETAIL LOCATIONS FOR EACH MARKET.

THAT IS WHY:

- We enjoy a 97.1% occupancy rate.
- We maintain a secure revenue stream with 52.5% of our gross revenue derived from our 25 largest tenants but with total revenue sources spread over more than 4,900 individual tenancies.
- 82.4% of annualized gross revenue was derived from, and our space leased to, anchor and national tenants.
- Our new format properties have drawn a powerful line-up of anchor and national tenants – because they are confident that our properties are in the right places at the right times for continued success.
- Each RioCan property delivers secure and growing cash flow.

THE BOTTOM LINE

RioCan will always deliver industry leading reliability and growth in cash flows and distributions.


CANADIAN TIRE
Superstore
STAPLES
BUSINESS DEPOT
WAL-MART
RIOCAN CENTRE, KINGSTON, ONTARIO


RioCan Beacon Hill
Brentwood Village
Northgate Village Shopping Centre
RioCan Signal Hill Centre
Glenmore Landing
Southland Crossing Shopping Centre
RioCan Shawnessy I, II & III
N

CALGARY

Home to over 1 million people, Calgary is the largest city in Alberta. RioCan's 9 popular locations include some of the most advanced and fastest-growing retail formats in North America.

Vancouver is Canada's third largest and fastest growing city. RioCan serves the 2.2 million population through 8 locations totalling over 1.7 million square feet.

VANCOUVER


Cambie Street
N
The Junction
Strawberry Hill Shopping Centre
RioCan Langley Centre I & II
Peninsula Village Shopping Centre
Clearbrook Town Square
Abbotsford Power Centre

RIOCAN ALWAYS MOVING FORWARD THE RIGHT WAY

RioCan has the unique capability to develop dominant properties in key markets at the leading – and most consumer-compelling – edge of retail concepts

Growth in Distributions


$
2005
247,068,000
2004
222,044,000
2003
193,011,000
2002
171,115,000
2001
154,618,000

Our Management

The people of RioCan are our enduring strength. Professionals at all levels who have propelled our growth and success. *RioCan is a full-service, completely self-sufficient retail real estate organization. Every aspect of business is conducted and managed by in-house teams.*



Robert Wolf
Michael Connolly
Frederic A. Waks
John Ballantyne
Donald MacKinnon
Edward Sonshine, Q.C.
Therese Cornelissen
Jeff Ross
Jordan Robins
Danny Kissoon
Katy Ritcey

From our industry-leading strengths in new development, marketing, property management, joint venture management and financial management, RioCan enjoys many competitive advantages. *One of the most important of these is our people.* RioCan's asset managers, leasing professionals and property managers are dedicated to building value in every aspect of operations. Our development team, often in conjunction with our joint venture partners, efficiently create bold new retail nexus that deliver new and assured income streams.

Then there is our senior management team – the deepest and most seasoned in the industry. Most have been with the Trust through our 12 years of unabated achievement. And like every RioCan professional, they believe that we are destined for an even brighter future. *That our record for growth in distributions will extend well into the future.* That our ability to develop long-term value will always bring new benefits to each unitholder. And that we will continue to lead the industry by developing, expanding, renewing and managing the most successful retail properties in the right markets across the country.

The Right Governance

Regulators and investors demand strong corporate reporting, disclosure and governance – and that is as it should be. RioCan is committed to transparency and honesty and has developed a series of guidelines to ensure effective corporate governance in all our business activities and to promote complete and open communication with every stakeholder.

Our Board of Trustees is comprised of nine members with a wealth of business knowledge and a particular knowledge of the retail real estate market. The Declaration of Trust requires that the Trustees appoint an investment committee, a human resources and compensation committee and an audit committee. They may also create additional committees as they deem necessary and have done so by creating a nominating and governance committee.



Our Board of Trustees

Sound and effective governance is our priority and ethical foundation. Our Board of Trustees leads the way in assuring our commitment to full accountability and transparency in all aspects of our business.

Committees and their responsibilities

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for RioCan. The investment committee has delegated its responsibility for smaller transactions (value of less than $25 million) to a committee comprised of three members of senior management, including our chief executive officer and chief operating officer.

The human resources and compensation committee has been charged with the responsibility of reviewing and making recommendations to the Board of Trustees regarding the compensation of the members of the Board of Trustees and management.

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices.

The nominating and governance committee has been charged with the responsibility of considering governance matters, including considering and proposing new nominees to the Board of Trustees, the assessment of Trustees on an ongoing basis and assessing the effectiveness of the Board of Trustees as a whole and its committees. Additionally, the nominating and governance committee monitors changes in corporate governance requirements.

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
Alberta					
Brentwood Village, Calgary, AB	50%	156,166	312,332	100.0%	Safeway, London Drugs, Sears Whole Home
Christy Corners, Edmonton, AB	100%	75,836	75,836	100.0%	Cineplex
Glenmore Landing, Calgary, AB	50%	73,617	147,234	100.0%	Safeway
Jasper Gates Shopping Centre, Edmonton, AB	100%	94,460	149,460	100.0%	London Drugs, Safeway*
Lethbridge Towne Square, Lethbridge, AB	100%	79,396	79,396	94.2%	London Drugs
Mayfield Common, Edmonton, AB	30%	129,227	430,757	100.0%	Winners, HomeSense, Save-On-Foods, Office Depot
Northgate Village Shopping Centre, Calgary, AB	100%	279,694	406,784	98.7%	Safeway, Staples/Business Depot, Home Depot*
RioCan Centre Grande Prairie I, Grande Prairie, AB	100%	217,771	317,771	100.0%	Totem Building Supplies, London Drugs, Cineplex, Staples/Business Depot, Wal-Mart*
RioCan Centre Grande Prairie II, Grande Prairie, AB	50%	31,707	63,414	100.0%	Michaels, Winners
RioCan Shawnessy I, Calgary, AB	50%	43,113	86,226	100.0%	Winners
RioCan Shawnessy II, Calgary, AB	50%	81,494	212,633	100.0%	Zellers, Canadian Tire*
RioCan Shawnessy III, Calgary, AB	50%	109,897	540,794	100.0%	Staples/Business Depot, Future Shop, Home Depot*, Wal-Mart*, Co-op*
RioCan Signal Hill Centre, Calgary, AB	100%	453,693	568,693	100.0%	Zellers, Winners, Staples/Business Depot, Chapters, Real Canadian Superstore*
Riverbend Square Shopping Centre, Edmonton, AB	100%	136,091	136,091	100.0%	Safeway, Shoppers Drug Mart
South Edmonton Common, Edmonton, AB	50%	214,373	979,816	100.0%	London Drugs, The Brick, Home Outfitters, Old Navy, Home Depot*, Wal-Mart*, Real Canadian Superstore*, Cineplex*, Staples/Business Depot*, Best Buy*
Southland Crossing Shopping Centre, Calgary, AB	100%	132,072	132,072	98.2%	Safeway

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
British Columbia					
2290 Cambie Street, Vancouver, BC	100%	148,215	148,215	100.0%	Canadian Tire, Best Buy
Abbotsford Power Centre, Abbotsford, BC	50%	107,607	455,214	100.0%	Winners, HomeSense, Zellers, Costco*, Rona/Revy*
Clearbrook Town Square, Abbotsford, BC	50%	94,132	188,264	100.0%	Safeway, Staples/Business Depot
Dilworth Shopping Centre, Kelowna, BC	100%	197,432	197,432	95.3%	Safeway, Staples/Business Depot
The Junction, Mission, BC	50%	133,802	315,678	98.8%	Save-On-Foods, Famous Players, London Drugs, Staples/Business Depot, Canadian Tire*
Parkwood Place Shopping Centre, Prince George, BC	50%	186,363	372,726	95.6%	The Bay, Overwaitea, London Drugs, Staples/Business Depot, Famous Players
Peninsula Village Shopping Centre, South Surrey, BC	50%	85,363	170,726	100.0%	Safeway, London Drugs
RioCan Langley Centre I, Langley, BC	50%	76,162	152,324	100.0%	Sears Whole Home, HomeSense, Chapters
RioCan Langley Centre II, Langley, BC	50%	114,157	228,314	100.0%	Winners, Future Shop
Strawberry Hill Shopping Centre, Surrey, BC	50%	166,405	332,810	99.6%	Home Depot, Cineplex, Winners, Chapters, Sport Chek
Tillicum Centre, Victoria, BC	50%	228,594	457,188	99.6%	Zellers, Famous Players, Safeway, Winners, London Drugs, Old Navy, Linens 'N' Things
Vernon Square Shopping Centre, Vernon, BC	100%	98,110	151,110	97.6%	London Drugs, Safeway*
Manitoba					
Kildonan Crossing Shopping Centre, Winnipeg, MB	100%	178,874	178,874	96.2%	Safeway, Petcetera
New Brunswick					
Brookside Mall, Fredericton, NB	50%	138,165	276,330	96.8%	Zellers, Sobeys, Rossy
Chaleur Centre, Bathurst, NB	100%	275,053	275,053	52.0%	Wal-Mart
Madawaska Centre, St. Basile, NB	100%	271,820	271,820	85.5%	Zellers, Staples/Business Depot
Northumberland Square, Miramichi, NB	100%	208,349	208,349	94.8%	Zellers, Shoppers Drug Mart
Wheeler Park Power Centre, Moncton, NB	100%	271,973	647,588	100.0%	Sears Whole Home, Winners, Staples/Business Depot, Old Navy, Famous Players, Costco*, Kent*, Loblaws*

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
Newfoundland					
Trinity Conception Square, Carbonear, NL	100%	183,160	183,160	92.7%	Dominion, Wal-Mart
Ontario					
404 Town Centre, Newmarket, ON	50%	124,690	249,380	98.7%	Zellers, A&P
1000 Islands Mall, Brockville, ON	15%	39,998	266,653	90.6%	Sears, Shoppers Drug Mart, Staples/Business Depot, Galaxy Cinemas
1717 Avenue Road, Toronto, ON	100%	17,373	17,373	100.0%	LCBO, Blockbuster
2000-2040 Eglinton Avenue, Toronto, ON	100%	45,025	45,025	100.0%	Staples/Business Depot
Adelaide Centre, London, ON	100%	80,938	80,938	98.0%	A&P
Albion Centre, Toronto, ON	50%	174,700	349,400	100.0%	Canadian Tire, Fortino's
Barrie Loblaws, Barrie, ON	100%	71,821	71,821	100.0%	Zehrs
Bell Front Shopping Centre, Belleville, ON	100%	110,256	160,256	97.6%	Super C, Canadian Tire*
Belleville Plaza, Belleville, ON	100%	89,237	89,237	100.0%	Stream International
Belleville Wal-Mart Centre, Belleville, ON	100%	210,626	210,626	100.0%	Wal-Mart, Office Depot
Cambrian Mall, Sault Ste. Marie, ON	100%	129,515	311,346	93.6%	Winners, Sport Chek, Canadian Tire*, Loblaws*
Churchill Plaza, Sault Ste. Marie, ON	100%	167,383	167,383	89.2%	A&P
City View Plaza, Nepean, ON	100%	60,097	60,097	100.0%	Lebaron Sports
Clarkson Crossing, Mississauga, ON	50%	100,808	201,616	98.7%	Dominion, Canadian Tire, Shoppers Drug Mart
Clarkson Village Shopping Centre, Mississauga, ON	100%	64,309	64,309	97.6%	HomeSense, Sport Mart
Colborne Plaza, Brantford, ON	100%	70,397	70,397	94.4%	Zehrs
Coliseum Theatre, Ottawa, ON	100%	73,584	73,584	100.0%	Cineplex
Collingwood Centre, Collingwood, ON	100%	236,096	236,096	98.8%	Zellers, Price Chopper, Canadian Tire
Commissioners Court Plaza, London, ON	100%	94,140	94,140	97.4%	Food Basics
Coulter's Mill Marketplace, Thornhill,ON	100%	73,740	73,740	93.0%	Staples/Business Depot
County Fair Mall, Smiths Falls, ON	100%	162,942	162,942	94.7%	Zellers, Food Basics
Donald Plaza, Ottawa, ON	50%	45,731	91,462	95.9%	Winners
Dougall Plaza, Windsor, ON	100%	128,733	128,733	98.4%	Food Basics
East Park Centre, Windsor, ON	100%	68,432	68,432	100.0%	Value Village
Eastcourt Mall, Cornwall, ON	100%	180,355	180,355	100.0%	Zellers

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
Elmvale Acres Shopping Centre, Ottawa, ON	100%	146,803	146,803	98.8%	Loblaws, Pharma Plus
Empress Walk, Toronto, ON	100%	180,811	238,811	98.7%	Famous Players, Staples/Business Depot, Future Shop, Loblaws*
Enterprise Plaza, Windsor, ON	100%	49,629	49,629	97.4%	United Furniture Warehouse
Fallingbrook Shopping Centre, Ottawa, ON	100%	97,549	97,549	100.0%	Loeb, Shoppers Drug Mart
Five Points Shopping Centre, Oshawa, ON	100%	369,376	369,376	99.1%	Zellers, A&P, Staples/Business Depot, Winners, Sears
Frontenac Mall, Kingston, ON	15%	40,928	272,853	74.1%	Wal-Mart, Food Basics
Galaxy Centre, Owen Sound, ON	100%	91,563	91,563	100.0%	No Frills, Galaxy Cinemas
Gloucester Silver City, Gloucester, ON	60%	136,328	287,213	100.0%	Famous Players, Chapters, Future Shop, Old Navy, Loblaws*
Goderich Wal-Mart Centre, Goderich, ON	100%	96,930	204,786	100.0%	Wal-Mart, Canadian Tire*, Loblaws*
Green Lane Centre, Newmarket, ON	33%	53,085	416,700	100.0%	Michaels, Petsmart, Linens 'N' Things, Costco*, Loblaws*
Hamilton-Highbury Plaza, London, ON	100%	5,269	5,269	100.0%	
Hartsland Market Square, Guelph, ON	100%	108,717	108,717	100.0%	Zehrs
Heart Lake Town Centre, Brampton, ON	100%	127,489	127,489	100.0%	A&P
Highbury Shopping Plaza, London, ON	100%	70,932	70,932	100.0%	Premier Fitness, Shoppers Drug Mart
Hunt Club Centre, Ottawa, ON	100%	66,989	66,989	97.6%	A&P
Hy & Zel's Centre, Brampton, ON	100%	32,294	32,294	100.0%	Hy & Zel's
Innes Road Plaza, Ottawa, ON	100%	47,658	167,658	100.0%	Petsmart, Costco*
Kanata Centrum Shopping Centre, Kanata, ON	100%	316,402	496,402	100.0%	Wal-Mart, Chapters, Loblaws, Canadian Tire*, AMC Theatres*
Kendalwood Park Plaza, Whitby, ON	50%	77,223	154,446	96.2%	Price Chopper, Value Village, Shoppers Drug Mart
Kennedy Commons, Toronto, ON	50%	193,487	467,974	100.0%	AMC Theatres, The Brick, Dominion, Sears Whole Home, Chapters, Lansing Buildall Supplies*
Langstaff Place Shopping Centre, Woodbridge, ON	100%	37,769	62,769	100.0%	No Frills*
Lawrence Square, Toronto, ON	100%	680,324	680,324	98.7%	Zellers, Fortino's, Canadian Tire
Lincoln Fields Shopping Centre, Ottawa, ON	50%	144,766	289,532	94.2%	Wal-Mart, Loeb
London Plaza, London, ON	100%	138,409	138,409	35.2%	Value Village

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
Markington Square, Scarborough, ON	100%	174,997	174,997	100.0%	Zellers, Dominion, Shoppers Drug Mart
Meadowlands Power Centre, Ancaster, ON	100%	145,573	589,177	100.0%	HomeSense, Future Shop, Sport Chek, Costco*, Home Depot*, Zellers*, Sobeys*, Staples/Business Depot*
Midtown Mall, Oshawa, ON	100%	136,092	176,092	96.7%	Shoppers Drug Mart, A&P*
Millcroft Shopping Centre, Burlington, ON	50%	185,227	370,454	97.2%	Zellers, Canadian Tire, Ultra Food & Drug
Miracle Plaza, Hamilton, ON	100%	83,765	83,765	100.0%	Ultra Food & Drug
Mississauga Plaza, Mississauga, ON	100%	174,626	174,626	100.0%	Zellers, Price Chopper
Mountain Plaza Mall, Hamilton, ON	15%	34,882	232,547	98.0%	Wal-Mart
New Liskeard Wal-Mart Centre, New Liskeard, ON	100%	82,742	127,498	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza, Niagara Falls, ON	100%	143,825	143,825	100.0%	Zellers, IGA
Niagara Square, Niagara Falls, ON	15%	61,492	409,947	89.6%	The Bay, Cineplex, Sport Chek, Shoppers Drug Mart, Winners, Future Shop, Linens 'N' Things
Norwest Plaza, Kingston, ON	100%	40,603	40,603	100.0%	Petcetera
Oakridge Centre, London, ON	100%	39,557	39,557	100.0%	Pharma Plus, CIBC
Orillia Square Mall, Orillia, ON	100%	310,456	310,456	99.8%	Zellers, Canadian Tire, No Frills, Staples/Business Depot
Parkway Mall, Scarborough, ON	15%	36,758	245,053	99.3%	Dominion, Staples/Business Depot, Shoppers Drug Mart
Pickering Annex, Pickering, ON	15%	36,125	275,376	100.0%	Staples/Business Depot, DeBoers*
Pine Plaza, Sault Ste. Marie, ON	100%	42,380	42,380	97.9%	A&P
Port Elgin Shopping Centre, Port Elgin, ON	100%	47,076	82,076	100.0%	Giant Tiger, Canadian Tire*
Premier Plaza, St. Catharines, ON	100%	144,541	144,541	95.3%	Premier Fitness, Canadian Tire (call centre)
Renfrew Mall, Renfrew, ON	100%	138,528	138,528	47.8%	Teletech Canada
RioCan Centre Kingston I, Kingston, ON	100%	396,826	517,871	100.0%	HomeSense, Old Navy, Cineplex, Sears, Staples/Business Depot, Winners, Future Shop, Home Depot*
RioCan Centre Kingston II, Kingston, ON	100%	122,784	122,784	100.0%	Home Outfitters, The Brick, Best Buy
RioCan Centre London North, London, ON	100%	105,040	165,040	100.0%	Chapters, Petsmart, Loblaws*

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
RioCan Centre London South, London, ON	100%	139,150	139,150	98.9%	A&P
RioCan Centre Newmarket, Newmarket, ON	40%	26,688	66,720	100.0%	Staples/Business Depot
RioCan Centre Sudbury I, Sudbury, ON	50%	76,088	287,572	100.0%	Famous Players, Staples/Business Depot, Chapters, Costco*
RioCan Centre Sudbury II & III, Sudbury, ON	50%	116,151	362,302	100.0%	Sears, HomeSense, Winners, Home Depot*
RioCan Centre Thunder Bay, Thunder Bay, ON	100%	284,689	284,689	100.0%	Wal-Mart, Staples/Business Depot, Future Shop, Winners, Chapters
RioCan Centre Windsor, Windsor, ON	100%	239,321	349,321	100.0%	Famous Players, Sears, The Brick, Staples/Business Depot, Costco*
RioCan Colossus Centre, Vaughan, ON	60%	333,167	685,278	99.5%	HomeSense, Office Place, Rona/Revy, Famous Players, Costco*
RioCan Durham Centre I, Ajax, ON	100%	496,046	631,046	100.0%	Zellers, HomeSense, Winners, Chapters, Future Shop, Linens 'N' Things, Costco*
RioCan Durham Centre II, Ajax, ON	100%	297,797	428,797	100.0%	Wal-Mart, Canadian Tire, Cineplex, Home Depot*
RioCan Durham Centre III, Ajax, ON	100%	65,151	180,151	100.0%	Best Buy, Old Navy, Loblaws*
RioCan Fairgrounds, Orangeville, ON	100%	320,640	464,715	100.0%	Wal-Mart, Commisso's, Winners, Galaxy Cinemas, Future Shop, Home Depot*, Canadian Tire*
RioCan Hall, Toronto, ON	100%	246,888	246,888	100.0%	Famous Players, Chapters
RioCan Leamington, Leamington, ON	100%	192,891	192,891	100.0%	Wal-Mart, A&P
RioCan Leaside Centre, Toronto, ON	50%	66,518	133,036	100.0%	Canadian Tire, Future Shop
RioCan Marketplace, Ottawa, ON	62.5%	252,237	518,579	100.0%	Wal-Mart, Winners, Staples/Business Depot, Galaxy, Indigo, Loblaws*
RioCan Marketplace, Toronto, ON	33%	48,764	388,715	100.0%	Winners, Real Canadian Superstore*, Home Depot*
RioCan Merivale Place, Nepean, ON	100%	187,873	187,873	100.0%	Your Independent Grocer, Winners, Home Outfitters
RioCan Niagara Falls, Niagara Falls, ON	100%	269,136	367,711	100.0%	Zehrs, Wal-Mart, Staples/Business Depot, Home Depot*
RioCan St. Laurent, Ottawa, ON	50%	108,913	217,826	98.9%	Zellers, Food Basics, Loeb
RioCan Thickson Ridge, Whitby, ON	50%	181,520	493,040	100.0%	Sears Whole Home, Future Shop, Home Outfitters, Winners, Home Depot*

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
RioCan Warden, Toronto, ON	100%	232,367	232,367	100.0%	Wal-Mart, Winners, Future Shop
RioCan West Ridge, Orillia, ON	100%	235,197	365,197	100.0%	Food Basics, Wal-Mart, Galaxy Cinemas, Home Depot*
RioCentre Newmarket, Newmarket, ON	100%	94,169	94,169	100.0%	Dominion, Shoppers Drug Mart
RioCentre Oakville, Oakville, ON	100%	106,884	106,884	97.3%	A&P, Shoppers Drug Mart
RioCentre Thornhill, Thornhill, ON	100%	140,345	140,345	100.0%	No Frills, Winners, HomeSense
Rona Centre, Toronto, ON	100%	134,370	134,370	100.0%	Rona
Sandalwood Square Shopping Centre, Mississauga, ON	100%	107,860	107,860	100.0%	Commisso's
Sherwood Forest Mall, London, ON	100%	218,968	218,968	100.0%	A&P, Shoppers Drug Mart, Goodlife Fitness
Shoppers World Brampton, Brampton, ON	100%	643,067	781,067	99.9%	Zellers, Canadian Tire, Price Chopper, Winners, Staples/Business Depot, The Bay*
Shoppers World Danforth, Toronto, ON	50%	164,410	328,820	99.8%	Zellers, Dominion, Staples/Business Depot
South Hamilton Square, Hamilton, ON	100%	304,433	304,433	100.0%	Zellers, Fortino's, Shoppers Drug Mart
Southgate Shopping Centre, Ottawa, ON	100%	72,669	72,669	100.0%	Loeb, Shoppers Drug Mart
St. Clair Beach Shopping Centre, Windsor, ON	100%	76,001	126,001	83.7%	Zehrs*
Stratford Centre, Stratford, ON	100%	160,082	160,082	100.0%	Zellers, Food Basics
Sudbury Supermall, Sudbury, ON	100%	136,033	191,777	100.0%	Zellers, Your Independent Grocer*
Timiskaming Square, New Liskeard, ON	100%	164,142	164,142	93.8%	Loeb, Zellers
Timmins Square, Timmins, ON	30%	119,191	397,303	96.2%	Zellers, Sears, No Frills, Winners, Sport Chek
Trafalgar Ridge Shopping Centre, Oakville, ON	100%	131,223	131,223	100.0%	Winners, HomeSense
Trenton Wal-Mart, Trenton, ON	100%	114,787	114,787	100.0%	Wal-Mart
Trinity Common Brampton, Brampton, ON	60%	397,530	877,530	100.0%	Zellers, Famous Players, A&P, Winners, HomeSense, Future Shop, Staples/Business Depot, Canadian Tire*, Home Depot*
Trinity Common Orleans, Orleans, ON	100%	182,251	297,251	100.0%	Loeb, Winners, Staples/Business Depot, Home Depot*
Upper James, Hamilton, ON	100%	128,652	128,652	98.1%	Canadian Tire, The Barn
Walker Place, Burlington, ON	50%	34,929	69,858	100.0%	Commisso's

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
West Side Place, Port Colborne, ON	100%	93,383	93,383	86.5%	No Frills, Zellers
Westgate Shopping Centre, Ottawa, ON	100%	184,508	184,508	95.8%	Shoppers Drug Mart
Willowdale Plaza, Toronto, ON	100%	50,223	50,223	100.0%	Dominion
Woodview Place, Burlington, ON	100%	147,852	147,852	100.0%	Ultra Food & Drug, Chapters
PRINCE EDWARD ISLAND					
Charlottetown Mall, Charlottetown, PE	50%	164,255	328,510	98.3%	Zellers, Loblaws Atlantic Superstore, Winners, Sport Chek
QUEBEC					
Carrefour Carnaval, St. Leonard, QC	100%	158,436	158,436	95.9%	Super C, Value Village
Carrefour Neufchatel, Neufchatel, QC	100%	235,484	235,484	65.6%	Super C, Rossy
Carrefour Trois Rivieres, Trois Rivieres, QC	15%	68,846	458,973	95.7%	Wal-Mart, Winners, Staples/Business Depot, Future Shop, Galaxy Cinemas
Centre Carnaval, Drummondville, QC	100%	147,120	147,120	97.5%	Super C, Staples/Business Depot
Centre Carnaval, LaSalle, QC	100%	206,351	206,351	100.0%	Super C, L'Aubainerie
Centre Carnaval, Montreal, QC	100%	67,815	67,815	100.0%	Super C
Centre Carnaval, Pierrefonds, QC	100%	129,604	129,604	100.0%	Super C
Centre Carnaval, Trois Rivieres, QC	100%	113,752	113,752	97.0%	Super C, Rossy
Centre de la Concorde, Laval, QC	100%	111,112	111,112	91.3%	Super C
Centre Jacques-Cartier, Longueuil, QC	50%	106,465	212,930	97.4%	IGA, Guzzo Cinema, Value Village
Centre Regional Chateauguay, Chateauguay, QC	50%	105,594	211,188	99.8%	Super C, Hart
Centre RioCan Kirkland I & II, Kirkland, QC	100%	320,030	320,030	100.0%	Famous Players, Staples/Business Depot, Winners
Centre St. Martin, Laval, QC	100%	241,510	241,510	92.8%	Provigo, The Brick, Shoppers Drug Mart, Rossy
Galeries Laurentides, St. Jerome, QC	100%	452,167	452,167	91.1%	Maxi, Zellers
Galeries Mille-Iles, Rosemere, QC	100%	251,256	251,256	100.0%	Maxi, Zellers, Staples/Business Depot
Granby, Granby, QC	100%	49,304	49,304	100.0%	Maxi
Lachute Wal-Mart Centre, Lachute, QC	100%	75,681	110,681	100.0%	Wal-Mart, Loblaws*
Les Galeries Lachine, Lachine, QC	100%	164,207	164,207	93.8%	Maxi, Rossy
Les Galeries Richelieu, St. Jean Sur Richelieu, QC	15%	33,525	223,500	66.5%	Maxi, Staples/Business Depot, Shoppers Drug Mart
Levis Small, Levis, QC	100%	19,081	19,081	76.9%	
Mega Centre Beauport, Quebec City, QC	100%	144,453	305,453	100.0%	Cineplex, Staples/Business Depot, Reno Depot*

At December 31, 2005 Property and location	Ownership interest (%)	RioCan's interests NLA (sq.ft.)	Total site NLA (sq.ft.)	Leased (%)	Major or anchor tenants
Mega Centre Cote Vertu, St. Laurent, QC	15%	47,040	413,600	93.6%	Winners, Future Shop, Staples/Business Depot, L'Aubainerie, Rona*
Mega Centre Lebourgneuf I & II, Quebec City, QC	100%	299,393	709,393	100.0%	Winners, HomeSense, Staples/Business Depot, L'Aubainerie, Costco*, Home Depot*, Canadian Tire*, Maxi*
Mega Centre Notre Dame I & II, Sainte Dorothee, QC	100%	404,811	590,511	100.0%	Winners, HomeSense, L'Aubainerie, Zellers*, Super C*, Shoppers Drug Mart*
Place Carnaval, Laval, QC	100%	104,240	104,240	94.7%	Super C
Place Forest, Montreal, QC	100%	121,696	121,696	97.3%	Staples/Business Depot, Rossy
Place Kennedy, Levis, QC	100%	105,790	155,790	100.0%	Winners, Staples/Business Depot, Canadian Tire*
Place Newman, LaSalle, QC	100%	179,708	179,708	97.4%	Maxi, Winners, Rossy
RioCan Greenfield, Greenfield Park, QC	50%	185,852	371,704	100.0%	Maxi, Leons, Winners, Staples/Business Depot, Guzzo Cinemas
RioCan Sainte Foy, Sainte Foy, QC	100%	488,901	667,482	100.0%	Wal-Mart, Famous Players, Staples/Business Depot, Cineplex, Sears Whole Home, Super C*, Home Depot*
Silver City Hull, Hull, QC	100%	124,125	479,125	100.0%	Winners, Famous Players, Rona*, Wal-Mart*, Maxi*, Staples/Business Depot*
St. Hyacinthe Wal-Mart Centre, St. Hyacinthe, QC	100%	166,808	254,308	100.0%	Wal-Mart, Staples/Business Depot, Canadian Tire*
Saskatchewan					
Confederation Mall, Saskatoon, SK	15%	49,325	328,833	94.1%	Wal-Mart, Safeway
Parkland Mall, Yorkton, SK	100%	267,702	267,702	97.5%	Zellers, The Bay, IGA
Retail Total		28,524,462	44,838,079	97.1%	

Notes:
1. RioCan's interests NLA (net leasable area) includes our interests in equity accounted for investments and options under participating mortgages receivable.
2. Total site NLA (net leasable area) includes RioCan's and partners' ownership interests and estimates for non-owned anchor tenants.
3. * = Non-owned anchor tenant.

At December 31, 2005 Property and location	Ownership interest (%)	Leasable area (sq. ft.)[1] Total development	Non-owned anchors	Current income producing	Under development	Leased under development
Projects Currently Under Development						
Highway 5 & Highway 6, Hamilton, ON	50%	260,000	112,000	–	148,000	126,000
Innes Road & Lanthier Drive, Ottawa, ON	50%	372,000	180,000	–	192,000	172,000
Leslie Street & Elgin Mills Road, Richmond Hill, ON	50%	429,000	121,000	–	308,000	–
Markham Road & Kirkham Drive, Markham, ON	50%	274,000	149,000	–	125,000	–
RioCan Beacon Hill, Calgary, AB	62.5%	777,000	259,000	–	518,000	266,000
RioCan Centre Burloak, Oakville, ON	100%	555,000	99,000	–	456,000	286,000
RioCan Centre Milton, Milton, ON	100%	293,000	120,000	–	173,000	117,000
RioCan Colossus Centre – Additional Lands, Vaughan, ON	60%	35,000	–	–	35,000	6,000
RioCan Durham Centre – Annex, Ajax, ON	100%	61,000	–	–	61,000	55,000
RioCan Durham Centre – Ditch Lands, Ajax, ON	100%	35,000	–	–	35,000	–
RioCan Meadows, (formerly RioCan Centre Edmonton) Edmonton, AB	100%	510,000	158,000	–	352,000	95,000
RioCan Renfrew, Renfrew, ON	100%	162,000	74,000	–	88,000	25,000
Summerside Shopping Centre, London, ON	100%	183,000	39,000	–	144,000	–
		3,946,000	1,311,000	–	2,635,000	1,148,000
Eglinton Avenue & Warden Avenue, Toronto, ON	100%	347,000	–	179,000	168,000	–
RioCan Centre Kingston – Phase II, Kingston, ON	100%	251,000	–	123,000	128,000	47,000
RioCan Marketplace – Phase II, Ottawa, ON	62.5%	118,000	–	87,000	31,000	9,000
Silver City Hull, Hull, QC	100%	335,000	101,000	124,000	110,000	11,000
Total projects currently under development		4,997,000	1,412,000	513,000	3,072,000	1,215,000
Lands Under Conditional Contract						
New Brunswick		458,000				
Ontario		1,457,000				
Quebec		350,000				
Total lands under conditional contract		2,265,000				
Total development projects		7,262,000				

Note:
1. All amounts are shown at 100% ownership.

RioCan Real Estate Investment Trust

RIO CAN

Financial Review

The accompanying consolidated financial statements of RioCan Real Estate Investment Trust were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Trustees oversees management's responsibility for financial reporting through an Audit Committee, which is composed entirely of trustees who are independent of RioCan. This committee reviews RioCan's consolidated financial statements with both management and the independent auditors before such statements are approved by the Board. Other key responsibilities of the Audit Committee include monitoring RioCan's existing internal control procedures and advising the trustees on auditing matters and financial reporting issues.

Soberman LLP, independent auditors appointed by the unitholders of RioCan upon recommendation of the Audit Committee, have examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon the completion of such examination in the following report to the unitholders. The auditors have full and free access to, and meet at least quarterly with, the Audit Committee to discuss their audit and related findings.

"Edward Sonshine"

EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

"Robert Wolf"

ROBERT WOLF
Vice President and Chief Financial Officer

Toronto, Canada
January 23, 2006

To the Unitholders of RioCan Real Estate Investment Trust

We have audited the consolidated balance sheets of RioCan Real Estate Investment Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Soberman LLP"

SOBERMAN LLP
Chartered Accountants

Toronto, Canada
January 23, 2006

(in thousands)

At December 31	2005	2004
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,874,727	$ 3,699,491
Properties under development	218,265	129,791
Mortgages and loans receivable (Note 6)	75,014	42,629
	4,168,006	3,871,911
Receivables and other assets (Note 7)	81,916	63,706
Cash and short-term investments	22,874	21,418
	$ 4,272,796	$ 3,957,035
LIABILITIES		
Mortgages payable (Note 8)	$ 1,753,277	$ 1,765,699
Debentures payable (Note 9)	670,000	448,693
Accounts payable and other liabilities (Note 10)	173,949	157,475
	2,597,226	2,371,867
UNITHOLDERS' EQUITY		
Unitholders' equity	1,675,570	1,585,168
	$ 4,272,796	$ 3,957,035

The accompanying notes are an integral part of the financial statements

Approved by the Board of Trustees

"Paul Godfrey"

PAUL GODFREY, C.M.
Chairman of the Board of Trustees

"Edward Sonshine"

EDWARD SONSHINE, Q.C.
Trustee

(in thousands)

Years ended December 31	2005	2004
Trust units (Note 11)		
Balance, beginning of year	$ 1,702,820	$ 1,635,348
Value associated with unit option grants exercised	472	–
Unit issue proceeds, net	203,567	67,472
Balance, end of year	$ 1,906,859	$ 1,702,820
Value associated with unit option grants		
Balance, beginning of year	$ 1,692	$ 1,013
Value associated with unit option grants exercised	(472)	–
Value associated with compensation expense for unit options granted	1,329	679
Balance, end of year	$ 2,549	$ 1,692
Cumulative earnings		
Balance, beginning of year	$ 1,005,136	$ 846,815
Net earnings	132,574	158,321
Balance, end of year	$ 1,137,710	$ 1,005,136
Cumulative distributions to unitholders		
Balance, beginning of year	$ (1,124,480)	$ (902,436)
Distributions to unitholders (Note 12)	(247,068)	(222,044)
Balance, end of year	$ (1,371,548)	$ (1,124,480)
Total unitholders' equity	$ 1,675,570	$ 1,585,168
Units issued and outstanding	196,041	183,604

The accompanying notes are an integral part of the financial statements

(in thousands, except per unit amounts)

Years ended December 31	2005	2004
Revenue		
Rentals	$ 548,880	$ 520,059
Fee and other income	23,685	15,875
Interest income	9,211	8,963
Gain on properties held for resale (Note 2)	27,274	7,615
Total revenue	609,050	552,512
Expenses		
Property operating costs	181,373	166,022
Interest (Note 5)	135,828	132,319
General and administrative (Note 5)	20,503	16,126
Amortization (Note 3)	110,788	86,642
Total expenses	448,492	401,109
	160,558	151,403
Impairment provisions	(5,147)	(2,346)
Costs of early extinguishment of debentures payable (Note 9)	(20,549)	–
Net earnings from continuing operations	134,862	149,057
Discontinued operations (Note 2)	(2,288)	9,264
Net earnings	$ 132,574	$ 158,321
Net earnings per unit – basic		
Continuing operations	$ 0.69	$ 0.83
Discontinued operations	(0.01)	0.05
Net earnings	$ 0.68	$ 0.88
Net earnings per unit – diluted		
Continuing operations	$ 0.69	$ 0.82
Discontinued operations	(0.01)	0.05
Net earnings	$ 0.68	$ 0.87
Weighted average number of units outstanding	193,990	180,570

The accompanying notes are an integral part of the financial statements

(in thousands)

Years ended December 31	2005	2004
CASH FLOW PROVIDED BY (USED IN)		
Operating activities		
Net earnings	$ 132,574	$ 158,321
Items not affecting cash		
Amortization	112,610	88,728
Impairment provisions	5,147	2,346
Accounting for minimum rents on a straight-line basis	(7,751)	(10,094)
Costs of early extinguishment of debentures payable	20,549	–
Properties held for resale	28,576	26,135
Acquisition and development of properties held for resale	(41,771)	(23,305)
Change in other non-cash operating items (Note 16)	3,394	18,689
Discontinued operations	8,057	(4,946)
Cash flow provided by operating activities	261,385	255,874
Investing activities		
Acquisition of income properties	(329,420)	(312,077)
Properties under development and capital expenditures on income properties	(213,389)	(113,796)
Tenant installation costs	(14,691)	(14,152)
Mortgages and loans receivable		
Advances	(46,624)	(28,267)
Repayments	42,117	62,728
Investments at cost	(2,262)	19,345
Proceeds on disposition of income properties held for sale	60,460	11,858
Discontinued operations	57,152	31,039
Cash flow used in investing activities	(446,657)	(343,322)
Financing activities		
Mortgages payable		
Borrowings	195,019	124,105
Repayments	(172,416)	(106,576)
Debentures payable		
Borrowings	553,728	108,657
Repayments including early extinguishments	(360,953)	–
Distributions paid	(248,944)	(216,453)
Units issued under distribution reinvestment plan	45,655	27,451
Issue of units	157,911	40,022
Discontinued operations	16,728	(972)
Cash flow provided by (used in) financing activities	186,728	(23,766)
Increase (decrease) in cash and equivalents	1,456	(111,214)
Cash and equivalents, beginning of year	21,418	132,632
Cash and equivalents, end of year	$ 22,874	$ 21,418
Supplemental cash flow information		
Acquisition of real estate investments through assumption of liabilities	$ 61,945	$ 62,250
Purchasers' assumption of liabilities, and vendor-take-back mortgages, on property dispositions	$ (161,261)	$ (33,538)
Interest paid	$ 150,787	$ 144,800
Cash equivalents, end of year	$ 3,651	$ 12,900

The accompanying notes are an integral part of the financial statements

(tabular amounts in thousands, except per unit amounts)

At December 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

RioCan Real Estate Investment Trust's (the "Trust" or "RioCan") accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings, capital advances and distributions receivable or received.

Investments where the Trust does not exercise significant influence are accounted for using the cost method. Income from such investments is recognized only to the extent of distributions receivable or received.

The Canadian Institute of Chartered Accountants Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), is effective for the Trust's fiscal year commencing January 1, 2005 and is applied on a retroactive basis without restatement to prior periods. The standard considers a VIE to be an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. Once a VIE has been identified, the standard requires the primary beneficiary of the VIE to consolidate the entity in its financial statements. The primary beneficiary of a VIE, as defined by the standard, is generally the party that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's residual returns, or both. At January 1, 2005 the Trust was not required to make any retroactive adjustments to prior periods for VIEs as the Trust determined that the effect of the VIE standard did not have a material impact on the Trust's financial position or results of operations.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (see (iv) below). Upon acquisition of income properties the Trust estimates the fair value of acquired tangible assets (land, building and lease origination costs) and identifiable intangible assets and liabilities (above and below-market leases, representing the value of the differential between contractual and market rents, in-place leases and tenant relationships, if any) and the value of the differential between contractual and market interest rates on long term liabilities assumed at acquisition. The Trust utilizes internally developed models that incorporate market conditions in estimating the fair value of these assets and liabilities to allocate the cost among these components.

The Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives of between 29 and 40 years.

Identifiable intangibles are deferred and amortized on a straight-line basis over the estimated remaining term of the respective leases, except for the value of tenant relationships which are amortized over the estimated expected term of the relationship.

Deferred tangible leasing costs are comprised of: (i) leasing and lease origination costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties, including applicable internal leasing costs. Deferred tangible leasing costs are amortized on a straight-line basis over the term of the respective lease.

(ii) Dispositions of income properties

Income property dispositions in which the Trust has no ongoing involvement in, or no significant continuing cash flows from, the properties disposed of result in a reclassification to discontinued operations.

Income property dispositions in which the Trust has an ongoing involvement in, or significant continuing cash flows from, the properties disposed of result in a reclassification to income properties held for sale and are presented in continuing operations.

(iii) Properties under development

Properties under development are stated at cost (see (iv) below). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all incidental property revenue and expenses. Properties under development may include properties held for resale until separately identifiable (see (v) below).

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iv) Impairment of long-lived assets

The impairment of an asset is recognized when the carrying amount of the asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(v) Properties held for resale

Properties held for resale are properties acquired or developed by the Trust for which it has no intention of their being used on a long term basis and plans to dispose in the ordinary course of business. The Trust expects to earn a return on such assets through a combination of property operating income earned during the relatively short term holding period and sales proceeds. Properties held for resale are stated at the lesser of cost and net realizable value. No building amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between contractual and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future debts without an exchange of the underlying principal amount. The difference paid or received on such transactions is recorded as an adjustment to the related interest cost.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable and other assets.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(iii) Gains on properties held for resale

Gains on properties held for resale (as well as on long-lived income properties) are recognized when the Trust has transferred to the purchaser the significant risks and rewards of ownership of the property and the purchaser has made a commitment with a fair value of not less than 15% of the purchase price.

(f) Unit based compensation plans

The Trust has unit based compensation plans which are described in Note 13.

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period.

(g) Financial instruments

The Trust's rents receivable, mortgages and loans receivable, cash and short-term investments and accounts payable and other liabilities are carried at cost, which approximates fair value. The fair value of other financial instruments is disclosed in Note 19 with fair value based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

(h) Cash and equivalents

Cash and equivalents are comprised of cash and include short-term market investments with original maturities of three months or less.

2. INCOME PROPERTIES

2005	Cost	Accumulated amortization	Net carrying amount
Land	$ 852,451	$ –	$ 852,451
Buildings	2,963,600	(223,249)	2,740,351
Deferred tangible leasing costs	147,973	(33,176)	114,797
Deferred intangible leasing costs	96,698	(16,119)	80,579
Properties held for resale (ii) and (iii)	69,224	–	69,224
Equity investments in income properties	17,325	–	17,325
	$ 4,147,271	$ (272,544)	$ 3,874,727

2004	Cost	Accumulated amortization	Net carrying amount
Land	$ 749,197	$ –	$ 749,197
Buildings	2,711,895	(148,369)	2,563,526
Deferred tangible leasing costs	82,907	(22,493)	60,414
Deferred intangible leasing costs	46,786	(4,526)	42,260
Properties held for resale (iii)	81,376	–	81,376
Equity investments in income properties	15,531	–	15,531
Discontinued operations (iv)	187,187	–	187,187
	$ 3,874,879	$ (175,388)	$ 3,699,491

(i) Income properties under capital lease

Included in income properties are capital leases for which the Trust has exercised all its options to purchase these properties in 2013, 2034 and 2037. At December 31, 2005 the components are as follows: land – $12,251,000 (2004 – $7,473,000); buildings – $37,139,000 (2004 – $26,540,000); deferred tangible leasing costs – $4,408,000 (2004 – $1,979,000); deferred intangible leasing costs – $7,617,000 (2004 – $3,860,000); accumulated amortization – $4,048,000 (2004 – $2,296,000); and included in mortgages payable is an obligation under capital lease of $10,326,000 (2004 – $10,406,000), maturing in 2013, encompassing minimum lease payments for the year ending December 31: 2006 through 2008 – $750,000 per annum; and thereafter – $850,000 per annum. The obligation is at an imputed interest rate of 6.54% per annum.

(ii) Transactions with RioCan Retail Value L.P.

During 2005 the Trust completed two transactions (at market terms and conditions) with RioCan Retail Value L.P. ("RRVLP") an entity in which the Trust has a 15% ownership interest for which it accounts using the equity method. As the Trust accounts for RRVLP using the equity method, these transactions with RRVLP are considered related party transactions.

(a) Disposition of property portfolio to RRVLP

During 2005 the Trust disposed of a portfolio of four properties to RRVLP as follows:

(i) three long-lived income properties for proceeds of $61,800,000. The Trust recognized an impairment provision of approximately $2,265,000 on these dispositions, which is included in the $5,147,000 of impairment provisions reported in net earnings from continuing operations for the year ended December 31, 2005.

(ii) one property held for resale resulting in a gain of $3,969,000 for proceeds of $21,468,000 including the assumption of a mortgage payable of $11,997,000 by RRVLP. The Trust's guarantee remains in place on this mortgage payable.

The Trust will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

(b) Acquisition of income property from RRVLP

During 2005 the Trust acquired an income property for a purchase price of $25,500,000 including the assumption of a mortgage payable of $11,226,000.

(iii) Properties held for resale

During the year ended December 31, 2005 the Trust disposed of properties held for resale for proceeds of $102,325,000 resulting in gains of $27,274,000 (including the $3,969,000 gain on disposition to RRVLP).

During the year ended December 31, 2004 the trust disposed of properties held for resale for proceeds of $33,700,000 resulting in gains of $7,615,000 (which gains include the Trust's 15% equity interest in gains on properties held for resale of $714,000 resulting from the disposition of a property by RRVLP).

(iv) Discontinued operations

In July 2005 the Trust completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. As part of the transaction, the purchaser assumed the existing mortgages payable of $89,700,000 (for which the Trust's guarantee remains in place on mortgage payable obligations of $72,100,000) and the Trust took back a secured convertible debenture of $30,000,000 with a three year term bearing interest at 4.5% per annum. The balance of the purchase price was paid in cash. The Trust will perform all property management functions for this portfolio for a period of three years after completion of the sale.

In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

Summarized financial information relating to these property dispositions was as follows:

At December 31	2005	2004
Balance sheet		
Income properties	$ –	$ 187,187
Receivables and other assets (Note 7)	948	4,388
Mortgages payable	–	73,211
Other liabilities (Note 10)	4,190	9,645

Year ended December 31	2005	2004
Statement of earnings		
Rental revenue	$ 14,859	$ 32,020
Property operating costs	(6,328)	(14,166)
Interest expense	(1,970)	(5,954)
Amortization	(3,148)	(5,850)
	3,413	6,050
Realized loss (impairment provisions) on sale of income properties	(5,701)	–
Gain on sale of income properties	–	3,214
Net earnings (loss)	$ (2,288)	$ 9,264

3. Amortization

Year ended December 31	2005	2004
Buildings	$ 79,789	$ 71,948
Deferred tangible leasing costs	17,308	9,373
Deferred intangible leasing costs	13,691	5,321
	$ 110,788	$ 86,642

4. Properties under development

At December 31, 2005 properties under development included carrying costs of $14,447,000 (2004 – $8,297,000).

5. Capitalization of carrying costs

Year ended December 31	2005	2004
Interest		
Interest expense	$ 146,894	$ 140,728
Capitalized to real estate investments	(11,066)	(8,409)
Net interest expense	$ 135,828	$ 132,319
General and administrative		
General and administrative expense	$ 23,573	$ 19,168
Capitalized to real estate investments	(3,070)	(3,042)
Net general and administrative expense	$ 20,503	$ 16,126

6. Mortgages and loans receivable

	2005	2004
Co-owners	$ 27,908	$ 3,178
Participating	3,176	17,292
Vendor-take-back and other	43,930	22,159
	$ 75,014	$ 42,629

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 18% per annum with a weighted average year end rate of 9% per annum. The mortgages and loans receivable from co-owners mature between 2006 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 7% to 10% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). At December 31, 2005 the Trust has an option to purchase (and the borrower has an option to require the Trust to purchase) a 50% interest in the property. This participating mortgage will be repaid from the cash flows generated from the exercise of the Trust's option to purchase the property and from operating and capital transactions relating to the property, subject to a fifteen year maximum term.

Vendor-take-back and other mortgages and loans receivable bear interest at rates varying from 4.5% to 10% per annum with a weighted average year end rate of 4.72% per annum. Future repayments were as follows:

	Total
Year ending December 31, 2006	$ 543
2008	30,000
2010	10,450
Thereafter	2,937
	$ 43,930

7. Receivables and other assets

	2005	2004
Straight-line rental revenue in excess of minimum rents collected in accordance with lease agreements	$ 17,845	$ 10,094
Prepaid property operating expenses and taxes	16,379	16,906
Unamortized debt financing costs	12,677	8,359
Investments at cost	9,827	7,033
Other	9,875	6,204
Deposits on property acquisitions	4,641	–
Unamortized differential between contractual and above market rents for in-place leases at acquisition of income properties	3,860	4,757
Capital assets (net of accumulated amortization of $6,395)	3,823	4,875
Contractual rents	2,041	1,090
Discontinued operations (Note 2)	948	4,388
	$ 81,916	$ 63,706

8. Mortgages payable

At December 31, 2005 mortgages payable bear interest at rates ranging between 3.91% and 11.88% per annum with a weighted average contractual year end rate of 6.79% (2004 – 7.02%) per annum and mature between 2006 and 2034. Future repayments were as follows:

	Total
Year ending December 31, 2006	$ 129,220
2007	268,590
2008	202,318
2009	224,910
2010	269,064
Thereafter	659,175
	$ 1,753,277

At December 31, 2005 the Trust had revolving lines of credit totalling $103,500,000 (2004 – $63,500,000) with major Canadian financial institutions, against which $13,737,000 of letters of credit (2004 – $11,652,000) and $Nil (2004 – $37,563,000) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

9. Debentures payable

	2005	2004
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually (i)	$ –	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually (ii)	–	50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually (iii)	–	125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	110,000	110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	–
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	–
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	–
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually	100,000	–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually (iv)	–	150,000
	$ 670,000	$ 448,693

(i) On March 11, 2005 the Trust redeemed the Series A debentures payable at a redemption price of $109.809 per $100 principal amount for cash consideration of $15,036,000.

(ii) On April 25, 2005 the Trust repaid the $50,000,000 Series B debentures payable at their maturity.

(iii) On March 11, 2005 the Trust redeemed the Series C debentures payable at a redemption price $103.797 per $100 principal amount for cash consideration of $129,746,000.

(iv) On March 31, 2005 the Trust redeemed the RealFund Series A debentures payable at a redemption price of $108.423 per $100 principal amount for cash consideration of $162,635,000.

(v) RioCan's Declaration of Trust ("Declaration") provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). The completion of the debenture redemption transactions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund A debentures, which could have had the effect of limiting the Trust to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to recur on a regular basis. The Trust incurred costs of $20,549,000 related to the early extinguishment of its debentures payable.

10. ACCOUNTS PAYABLE AND OTHER LIABILITIES

	2005	2004
Tenant installations and capital expenditures	$ 38,710	$ 39,142
Property operating expenses and taxes	35,783	32,377
Construction	23,449	4,628
Distributions payable to unitholders	21,074	22,950
Accrued interest	19,894	21,363
Unamortized differential between contractual and market interest rates on long term liabilities assumed at acquisition of income properties	16,273	15,728
Deferred income	11,798	9,413
Unfunded employee future pension benefits (Note 14)	1,440	1,121
Unamortized differential between contractual and below market rents for in-place leases at acquisition of income properties	1,338	1,108
Discontinued operations (Note 2)	4,190	9,645
	$ 173,949	$ 157,475

11. TRUST UNITS

	2005		2004	
Year ended December 31	Units	$	Units	$
Units outstanding, beginning of year	183,604	$ 1,702,820	178,050	$ 1,635,348
Units issued:				
Public offering	8,250	143,963	–	–
Distribution reinvestment and direct purchase plans	2,356	45,709	1,759	27,604
Unit option plan	1,831	20,224	1,295	12,481
Exercise of warrants			2,500	27,550
Value associated with unit option grants exercised	–	472	–	–
Unit issue costs	–	(6,329)	–	(163)
Units outstanding, end of year	196,041	$ 1,906,859	183,604	$ 1,702,820

12. DISTRIBUTIONS TO UNITHOLDERS

Effective May 11, 2005 RioCan's Declaration requires it to distribute to its unitholders at least 80% of its annual recurring distributable income ("RDI").

RDI is defined by the Declaration and is based on the consolidated net earnings calculated in accordance with GAAP, and adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements and tenant relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

In accordance with (c) above, RioCan's Trustees have determined that it is appropriate to exclude the costs of early extinguishment of certain debentures payable (Note 9) from the determination of RDI as such costs are not representative of the Trust's: (i) ability to earn and distribute cash returns to unitholders; and (ii) ongoing operating performance.

RDI was as follows:

Year ended December 31	2005	2004
Net earnings	$ 132,574	$ 158,321
Amortization of tangible capital assets	83,598	78,273
Amortization of deferred tangible leasing costs	17,501	10,342
Amortization of deferred intangible leasing costs	13,999	5,321
Impact of accounting for minimum rental revenue on a straight-line basis	(6,190)	(7,602)
Unit based compensation expense	1,686	679
Amortization of the differential between contractual and market rents on in-place leases	481	83
Impairment provisions	10,848	2,346
Costs of early extinguishment of debenture payables	20,549	–
Gain on sale of income properties	–	(3,214)
Recurring distributable income	275,046	244,549
Retention of recurring distributable income	(27,978)	(22,505)
Distributions to unitholders	$ 247,068	$ 222,044
Per unit		
Recurring distributable income	$ 1.4167	$ 1.3525
Retention of recurring distributable income	(0.1442)	(0.1250)
Distributions to unitholders	$ 1.2725	$ 1.2275

RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. The Trust's method of calculating RDI differs from certain other issuers' methods and accordingly RDI as reported by the Trust may not be comparable to such other issuers.

13. Unit based compensation plans

(i) Incentive unit option plan

The Trust's incentive unit option plan for its employees ("the plan") provides for option grants to a maximum of 19,200,000 units. At December 31, 2005: 7,881,000 unit options were granted and exercised; 4,163,000 unit options were granted and remain outstanding; and 7,156,000 unit options remain available for issuance. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term

is 10 years. All options granted through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted after December 31, 2003 vest at 25% per annum commencing on the first anniversary of the grant, being fully vested after four years.

A summary of the status of the plan at December 31, 2005 and 2004 and for the year ended on those dates was as follows:

	2005			2004		
Options	Units		Weighted average exercise price	Units		Weighted average exercise price
Outstanding, beginning of year	4,708	$	12.57	4,909	$	11.22
Granted	1,310	$	18.84	1,100	$	15.17
Exercised	(1,831)	$	11.05	(1,295)	$	9.64
Forfeited	(24)	$	12.31	(6)	$	11.88
Outstanding, end of year	4,163	$	15.22	4,708	$	12.57
Options exercisable at year end	1,350	$	12.89	2,199	$	11.42
Weighted average fair value per unit of options granted during year		$	1.52		$	0.97

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period. For the year ended December 31, 2005 unit compensation expense was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 14% on the underlying units, a weighted average exercise price of $16.34, a weighted average cumulative distribution yield of approximately 7.5% and a weighted average risk free interest rate of approximately 4.6%.

At December 31, 2005 the following unit options granted were outstanding:

Exercise Price ($)	Options outstanding	Options vested	Expiry date
10.50	10	10	May 25, 2008
9.45	5	5	May 31, 2009
9.50	10	10	June 1, 2009
8.80	12	12	June 1, 2010
8.90	56	56	October 4, 2010
10.45	67	67	May 30, 2011
12.07	300	200	January 1, 2012
12.60	384	226	May 30, 2012
12.43	325	195	January 2, 2013
12.45	10	–	January 6, 2013
13.65	589	309	June 2, 2013
15.20	400	100	January 2, 2014
15.16	685	160	June 1, 2014
17.75	425	–	January 4, 2015
19.35	860	–	May 11, 2015
20.00	25	–	June 20, 2015
	4,163	1,350	

On January 4, 2006 options to acquire 450,000 units of the Trust at a price of $22.75 per unit were granted. The options expire January 3, 2016.

(ii) Trustees' restricted equity unit plan

The Trustees' restricted equity unit ("REU") plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on an average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on an average market price of Trust units at the settlement date. At December 31, 2005 accounts payable and other liabilities included accrued REU unit based compensation of $358,000.

14. Employee future benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $353,000 for the year ended December 31, 2005 (year ended December 31, 2004 – $315,000). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the year ended December 31, 2005 was as follows: ending balance of fair value of plan assets – $516,000 (December 31, 2004 – $317,000); ending balance of accrued benefit liability – $1,440,000 (December 31, 2004 – $1,121,000); and benefit expense – $461,000 (year ended December 31, 2004 – $420,000).

15. Investment in co-ownerships

A summary of the status of financial information relating to the Trust's share of continuing operations from co-ownership activities at December 31, 2005 and 2004 and for the year ended on those dates was as follows:

	2005	2004
Assets	$ 952,590	$ 853,095
Liabilities	569,866	548,864
Revenue	125,069	122,010
Net earnings	31,273	29,546
Cash flow provided by operating activities	43,313	42,319
Cash flow provided by financing activities	25,991	27,524
Cash flow used in investing activities	(106,752)	(89,154)

Guarantees and contingencies (Note 20 (a))

16. Change in other non-cash operating items

Cash provided by (used in)

Year ended December 31	2005	2004
Decrease (increase) in amounts receivable	$ (1,725)	$ 7,515
Decrease in mortgage interest receivable	1,508	6,758
Increase in prepaid expenses and other assets	(3,207)	(5,844)
Increase in accounts payable and other liabilities	5,235	7,583
Other	1,583	2,677
	$ 3,394	$ 18,689

17. INCOME TAXES

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, under current Canadian income tax legislation no provision for income taxes is required.

The carrying value of the Trust's real estate at December 31, 2005 exceeded its tax basis by approximately $356,000,000.

18. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

Additional information on the Trust's activities from continuing operations in Canadian provinces with more than 10% of rental revenue or net carrying amount of income properties was as follows:

	Gross rental revenue for the year ended December 31,		Net carrying amount of income properties at December 31,	
Province	2005	2004	2005	2004
Ontario	$ 351,450	$ 346,980	$ 2,402,488	$ 2,276,383
Quebec	89,018	64,820	660,223	486,931
Alberta	47,939	48,327	378,813	337,175
All others	60,473	59,932	433,203	411,815
	$ 548,880	$ 520,059	$ 3,874,727	$ 3,512,304

19. FINANCIAL INSTRUMENTS

(i) Fair value of financial instruments

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
Mortgages payable	$ 1,753,277	$ 1,860,603	$ 1,765,699	$ 1,903,252
Debentures payable	$ 670,000	$ 670,385	$ 448,693	$ 469,073

(ii) Risk management

(a) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on new lessees and by ensuring that its tenant mix is diversified through: a large tenant base; geographically; and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturities of its long term debt and by limiting the use of floating rate debt.

20. Contingencies and commitments

(a) Guarantees

The Trust has provided guarantees on behalf of third parties to certain RioCan partners and co-owners for their shares of mortgages payable. The Trust's guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, which will remain until such debts are refinanced, extinguished or the lender agrees to release the Trust's covenants. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2005 such guarantees amounted to $483,000,000 and expire between 2006 and 2034. No amount was provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which the Trust provided guarantees.

(b) Contractual obligations on real estate investments

(i) The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions are being completed in stages as leasable area is occupied by tenants. The purchase prices are determined by valuing such areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. At December 31, 2005 the estimated remaining obligations under this agreement for the years ending December 31 are: 2006 – $149,000,000; and 2007 – $77,000,000.

(ii) The Trust has entered into agreements to acquire properties for purchase prices aggregating $83,800,000. These acquisitions are expected to close in the first quarter of 2006.

(c) Costs to complete real estate investments

At December 31, 2005 the estimated costs to complete real estate investments for the years ending December 31 were as follows: 2006 – $234,400,000; 2007 – $124,100,000; and 2008 – $31,300,000.

(d) Lease commitments

The Trust is committed under long term operating leases with various expiry dates to 2029. Minimum annual rentals for the next five years were as follows:

		Total
Year ending December 31, 2006	$	4,201
2007		4,063
2008		3,970
2009		3,903
2010		3,717

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the two years ended December 31, 2005 and 2004. Our MD&A should be read in conjunction with our audited consolidated financial statements for the two years ended December 31, 2005 and 2004. Historical results and percentage relationships contained in our annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

The role of our Audit Committee and Board of Trustees in respect of financial information included in our MD&A is set out in the section on Management's Responsibility for Financial Reporting. Additional information relating to RioCan, including our Annual Information Form, is filed at www.sedar.com.

***Advisory:** Certain information included in this MD&A contains forward-looking statements within the meaning of applicable securities laws including, among others, statements concerning our 2006 objectives, our strategies to achieve those objectives, as well as statements with respect to management's beliefs, plans, estimates, and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.*

These statements are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described below in this MD&A under Risks and Uncertainties, which could cause our actual results to differ materially from the forward-looking statements contained in this MD&A. Those risks and uncertainties include risks associated with real property ownership, competition for real estate investments, financing and interest rates, governmental regulations, environmental matters, construction and unitholder liability. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking information include that the general economy remains stable, interest rates are relatively stable; acquisition capitalization rates are stable; competition for acquisitions of shopping centres remains intense; and equity and debt markets continue to provide access to capital. Although the forward-looking information contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this MD&A are qualified by these cautionary statements. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization. The International Council of Shopping Centers ranked RioCan the sixteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2005.

At December 31, 2005:

- We had ownership interests in a portfolio of 200 shopping centres comprising 28.5 million square feet with a portfolio occupancy rate of 97.1%;
- Projects under development, when completed, will comprise 5 million square feet of which our owned interest will be 3 million square feet;
- 82.4% of our annualized gross rental revenue was derived from, and our space was leased to, national and anchor tenants;
- Over 52.5% of annualized gross rental revenue was derived from our 25 largest tenants;

- 12.1% of our annualized gross rental revenue came from national and regional grocery supermarket chains;
- No individual tenant comprised more than 6.7% of the portfolio's annualized gross rental revenue;
- We had approximately 4,900 individual tenancies; and
- We employed approximately 670 people.

Vision And Business Strategy

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We do so by following a strategy of owning, developing, managing and operating Canadian retail real estate.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of creating stable and growing distributable income ("recurring distributable income" or "RDI", a non-GAAP measure for which a reconciliation to net earnings can be found in our discussion under Distributions to Unitholders).

The specific retail areas in which we invest are:

- New format retail centres.

New format retail centres are large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (movie theatres, large-format bookstores and restaurants) and a fashion component.

- Neighbourhood convenience unenclosed centres.

Neighbourhood convenience unenclosed centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

- Dominant enclosed malls in smaller urban areas.

We invest in dominant enclosed malls in smaller urban areas that have consistently experienced population growth. Such centres are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers.

Increasingly our focus is to own properties mainly in those primary Canadian markets that have consistently experienced population growth, being: Toronto, Ontario; Calgary, Alberta; Edmonton, Alberta; Vancouver, British Columbia; Ottawa, Ontario; and Montreal, Quebec. RioCan also owns properties in strong secondary markets which show growth and where our long-term goal is to own the dominant centres in those markets, such as Kingston, Ontario and Quebec City, Quebec. However, the above stated general direction will not preclude the acquisition of stable and low risk retail properties outside primary growth areas.

Generally the tenants in our convenience-oriented shopping centres service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants than in shopping centres with more fashion oriented retailers. As a result, such convenience-oriented centres are generally stable and low risk retail properties.

Given that we have a full range of real estate related in-house functional capabilities, we also enhance RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added process. Such initiatives may be undertaken on our own or with partners. Programs commenced as part of this strategy include:

- The RioCan Retail Value L.P. ("RRVLP"), a partnership that acquires properties for purposes of redevelopment or repositioning with the intention of resale; and
- Properties held for resale (acquired or developed both directly and indirectly through our mezzanine lending program).

These programs are further discussed under Asset Profile.

The key measures by which management evaluates its success in the achievement of its objectives are growth and stability of: (i) RDI; and (ii) cash distributions to unitholders. A review of these key measures is found in our discussion under Distributions to Unitholders.

Selected Consolidated Information

The following is a summary of selected consolidated information:

(thousands of dollars, except per unit amounts)

Year ended December 31	2005*	2004*	2003*
Total revenue	$ 609,050	$ 552,512	$ 474,514
Net earnings from continuing operations**	$ 134,862	$ 149,057	$ 174,394
Net earnings from continuing operations per unit**			
– basic	$ 0.69	$ 0.83	$ 1.03
– diluted	$ 0.69	$ 0.82	$ 1.02
Net earnings**	$ 132,574	$ 158,321	$ 182,416
Net earnings per unit**			
– basic	$ 0.68	$ 0.88	$ 1.08
– diluted	$ 0.68	$ 0.87	$ 1.07
Total assets	$ 4,272,796	$ 3,957,035	$ 3,790,591
Total mortgages and debentures payable	$ 2,423,277	$ 2,214,392	$ 2,059,124
Total distributions to unitholders	$ 247,068	$ 222,044	$ 193,011
Total distributions to unitholders per unit	$ 1.2725	$ 1.2275	$ 1.1400

* Previously reported results have been reclassified for discontinued operations.
**Refer to this MD&A for a discussion and analysis relating to the two years ended December 31, 2005 and 2004. Refer to the MD&A for the two years ended December 31, 2004 and 2003 for discussion and analysis relating to those periods.

2005 Performance Compared To Objectives

Our objectives for 2005 were to: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit. We believe we met or exceeded our 2005 objectives.

The Selected Consolidated Financial Information above and Distributions to Unitholders below highlights the following:

- 2005 RDI per unit increased by 4.7% over 2004; and
- 2005 distributions to unitholders per unit increased by 3.7% over 2004.

Initiatives to achieve 2005 objectives were:

- Enhancement of the quality of our real estate portfolio.

  We completed the disposition of two portfolios of smaller market enclosed malls consistent with our strategy of increasingly owning properties in higher growth markets (see Asset Profile and 2005 Operating Highlights).

- New format retail development projects undertaken both with and without partners.

At December 31, 2005 we had projects under development, when completed, will comprise 5 million square feet of which our owned interest will be 3 million square feet (see Asset Profile and 2005 Operating Highlights).

- Continued focus on land use intensification at our existing properties.

  As a normal part of our business, we expand and redevelop existing shopping centres to create additional value from what we already own (see Asset Profile and 2005 Operating Highlights).

- Pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

  We commenced new joint venture development projects and continued to grow existing joint venture relationships (see Asset Profile and 2005 Operating Highlights).

- Strategy to further reduce RioCan's cost of capital.

  We redeemed certain series of our senior unsecured debentures payable ("debentures"), which resulted in a reduction of our debt portfolio weighted average interest rate to 6.08% per annum at December 31, 2005 from 6.75% per annum at December 31, 2004 and in an effective increase in our maximum allowable total debt levels up to 60% of aggregate assets from 55% (see Capital Structure and Liquidity).

2005 Operating Highlights

Portfolio Activity and Repositioning

In 2005 we acquired shopping centres aggregating a total of 1.8 million square feet. The vast majority of these properties were new format retail centres and located in Canada's six primary markets or dominant secondary markets. During 2005 we completed the dispositions of 21 properties totaling 3.4 million square feet. All but one of these dispositions were located outside of Canada's six primary markets. Twelve of these properties were enclosed malls. Highlights of these transactions include:

- We acquired 2290 Cambie Street, in Vancouver, British Columbia, a newly constructed 148,215 square foot 4-storey urban retail facility for a purchase price of $44.5 million. The complex is fully leased by Canadian Tire and Best Buy, with long term leases of twenty and fifteen years, respectively.

- We acquired a portfolio of three new format retail centres in Quebec, which will comprise upon full completion 2 million square feet (including shadow anchors) of newly constructed retail space. This transaction is being completed in stages and on February 3, 2005 we announced that we completed the acquisition of 544,000 square feet for a purchase price of $112.7 million. In December 2005 we also closed on another 229,000 square feet for a purchase price of $48.6 million. Acquisitions of a further 442,500 square feet are expected over the next two years as construction is completed. The user-owned shadow anchors will aggregate approximately 757,000 square feet when completed.

- We purchased a 50% interest in Quartiers 10/30 in Brossard, Quebec, which is currently under development. The first phase of development is expected to be complete in the summer of 2006. Upon expected completion in the spring of 2007, this centre will comprise over 1,375,000 square feet of retail space, including shadow anchors. Extensive pre-leasing has been completed and tenancies include Canadian Tire, Cineplex Odeon, Winners, HomeSense and Sport Chek, and the site will also be home to a user-owned Loblaws. We also entered into a firm agreement to purchase a 50% interest in an additional 30 acres of land adjacent to Quartiers 10/30 that we will co-develop with the vendor.

- A portfolio comprised of seven enclosed mid-market malls was sold to Retrocom Mid-Market REIT ("Retrocom Transaction") for $182 million. The seven properties included: South Hill Mall, Prince Albert, Saskatchewan; Southland Mall, Regina, Saskatchewan; Town N Country Mall, Moose Jaw, Saskatchewan; Elgin Mall, St. Thomas, Ontario; Mountainview Mall, Midland, Ontario; Orangeville Mall, Orangeville, Ontario; and Plaza LaSarre, LaSarre, Quebec. As part of the transaction, Retrocom assumed existing mortgages payable of approximately $89.7 million (for which RioCan's guarantee remains in place for $72 million) and we took back a secured convertible debenture of $30 million with a three year term bearing interest at 4.5% per annum. RioCan will perform all property management functions for this portfolio for a period of three years from closing.
- Markington Square, a 174,997 square foot retail property located in the Greater Toronto Area, was acquired for a purchase price of $25.5 million including the assumption of a mortgage payable of $11.2 million. The centre features a newly renovated A&P.
- We completed the dispositions of 4 properties totaling 1.1 million square feet to RRVLP. The properties include: Confederation Mall, Saskatoon, Saskatchewan; Mountain Plaza, Hamilton, Ontario; 1000 Island Mall, Brockville, Ontario; and Frontenac Mall, Kingston, Ontario. RioCan will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP.

Development Program

We have an extensive in-house development program through which we expect to complete the development of approximately 3.9 million square feet of retail space over the next few years. Development projects for which construction has commenced or is imminent include:

- *Oakville, Ontario* - We received full zoning and official site plan approval from the Ontario Municipal Board for our RioCan Centre Burloak development located at the intersection of Burloak Drive and Queen Elizabeth Way. Upon full completion, this new format retail centre will comprise approximately 555,000 square feet of retail space. Substantial pre-leasing has been achieved to national and anchor tenants including a national home improvement retailer (retailer owned), Cineplex Odeon, Longo's and Home Outfitters. Construction is expected to commence in summer 2006.
- *Toronto, Ontario* - A Staples/Business Depot leased site and 12.5 acres of land adjacent to our existing Rona Centre were acquired thereby assembling a 28.8 acre development and redevelopment site. The existing centre, currently totaling 179,395 square feet, is located at the intersection of Eglinton Avenue and Warden Avenue in an already established retail node. Planning is currently underway for the additional development, with actual construction of the expansion expected in 2007.
- *Toronto, Ontario* - We announced a joint venture with Tribute Communities for redevelopment and intensification of an existing RioCan owned retail facility. The objective of the joint venture is to develop a mixed-use building (retail and residential) at the corner of Avenue Road and St. Germain Avenue. This joint venture is conditional upon completion of final zoning approvals being achieved to the satisfaction of both parties.
- *Milton, Ontario* - RioCan Centre Milton comprises 31 acres and is strategically located at the southwest corner of Highway 401 and Steeles Avenue East. Upon full completion, this new format retail centre will total approximately 293,000 square feet of leasable area anchored by Home Depot (retailer owned), which opened for business in January 2006, a national supermarket chain (retailer owned) and Galaxy Cinemas. The centre will also feature a strong mix of national and regional tenants including The Beer Store, Boston Pizza, Casey's, Super Cuts and two Canadian chartered banks.
- *London, Ontario* - We completed the acquisition of the lands for Summerside Shopping Centre. The site comprises 31 acres and is located at the intersection of Commissioners Road and Highbury Avenue in the southeast quadrant of London. Upon full completion, this unenclosed shopping centre will total approximately 183,000 square feet of leasable area anchored by a national home improvement retailer (99,000 square feet), a national supermarket chain (39,000 square feet, retailer owned) and approximately 45,000 square feet of ancillary retail space.

- *Toronto, Ontario* - In January 2006 we acquired an urban retail site for development in downtown Toronto. Just one block east of Bathurst Street and bordered by Queen, Portland and Richmond Streets, the site is currently zoned mixed-use. RioCan is exploring a number of highest and best-use development scenarios including a pure retail facility of approximately 125,000 square feet or a multi-use facility of at least 225,000 square feet. A number of national tenants have already expressed interest in this location for their urban prototypes. Construction is expected to commence sometime in 2007.
- *Edmonton, Alberta* - We completed the acquisition of the lands for RioCan Centre Edmonton. The development comprises 49 acres at the intersection of 17th Street and Whitemud Drive. Major tenants anchoring this 510,000 square foot new format retail centre include Real Canadian Superstore (158,000 square feet, retailer owned), Home Depot (98,000 square feet, land lease) and approximately 254,000 square feet of ancillary retail space. Site work has commenced and construction is anticipated to begin in spring 2006. Store openings will be phased in beginning fall 2006.
- *Joint Venture Developments* - We entered into five additional greenfield developments with Trinity Development Group Inc ("Trinity"). The developments will comprise approximately 2.1 million square feet of retail space (including retailer owned anchors totaling 807,000 square feet) at an estimated total cost of $253 million. The five developments include: RioCan Beacon Hill, Calgary, Alberta; Innes Road and Lanthier Drive, Ottawa, Ontario; Highway 5 and Highway 6, Hamilton, Ontario; Main Street and Thompson Road, Milton, Ontario; and Leslie Street and Elgin Mills Road, Richmond Hill, Ontario.

Asset Profile

Income Properties

Our income properties are comprised of three distinct components, being:

1. Long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above) including deferred tangible and intangible leasing costs;
2. Real estate investments accounted for using the equity method ("equity-accounted for investments"); and
3. Properties held for resale (properties for which there is no intention of their being used on a long term basis, and which are to be sold in the ordinary course of business).

The changes in our net carrying amount of income properties were as follows:

(thousands of dollars)

Year ended December 31	2005	2004
Balance, beginning of year	$ 3,699,491	$ 3,405,577
Acquisitions of income properties	389,994	382,578
Acquisition and development of properties held for resale	59,493	24,956
Dispositions:		
Income properties including impairment provisions	(253,876)	(80,826)
Properties held for resale	(70,875)	(25,179)
Tenant installation costs	17,638	15,490
Completion of properties under development	148,187	126,658
Other	(1,570)	(57,271)
Amortization expense	(113,755)	(92,492)
Balance, end of year	$ 3,874,727	$ 3,699,491

The changes in gross leasable area of our income properties were as follows:

(square feet in thousands)

Year ended December 31	2005	2004
Gross leaseable square feet, beginning of year	29,764	27,809
Additions	1,840	2,538
Dispositions	(3,404)	(978)
(Re) development and other	324	395
Gross leaseable square feet, end of year	28,524	29,764

1. Long-lived Income Properties (including Income Properties Held for Sale and Discontinued Operations)

As discussed above under 2005 Operating Highlights, we acquired shopping centres aggregating a total of 1.8 million square feet. The vast majority of these properties were new format retail centres and located in Canada's six primary markets or dominant secondary markets. During 2005 we completed the dispositions of 21 properties totaling 3.4 million square feet. All but one of these dispositions were located outside of Canada's six primary markets. Twelve of these properties were enclosed malls.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including certain costs associated with our internal leasing professionals (primarily compensation costs). During 2005 we leased approximately 2.1 million square feet compared to 1.7 million square feet during 2004.

The fair value of our income properties is considerably in excess of the carrying amounts of these assets. GAAP requires us to continually evaluate the recoverability of the net carrying amount of each individual real estate investment and generally does not permit the netting of unrealized gains and losses on an aggregate asset basis. We recognize the impairment of an asset when the carrying value of that asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment charge recognized by us is measured as the amount by which the carrying value of the asset exceeds its fair value. Impairment provisions on long-lived income properties are not deducted in calculating RDI and therefore have no impact on RDI.

During 2005 we recognized $5.1 million in impairment provisions (included in continuing operations) on our long-lived income properties. During 2004 we recognized $2.3 million in an impairment provision (included in continuing operations) on a long-lived income property.

The completion of the Retrocom Transaction resulted in our realizing a $5.7 million loss on this portfolio disposition, which is included in discontinued operations.

Total impairment provisions recognized by us during 2005 were $10.8 million compared to $2.3 million during 2004. The impairment provisions for both periods primarily arise as a result of property disposition transactions.

Co-Ownership Activities included in Long-Lived Income Properties

Co-ownership activities represent real estate investments in which RioCan owns a direct undivided interest or where we have joint control with our partners. We record our proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which we participate.

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At December 31, 2005 these joint investments ("RioKim") were comprised of interests in 34 properties aggregating approximately 7.9 million square feet of which our book value was approximately $549 million. In certain transactions RioCan provides guarantees on behalf of third parties, including certain partners and co-owners for their shares of mortgages payable. At December 31, 2005 RioCan, on behalf of Kimco, provided $236.7 million of guarantees on mortgages payable for Kimco's share of properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided

that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. We continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned by RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. This joint venture has not yet completed any asset acquisitions.

2. Equity-Accounted for Investments

Equity investments comprise real estate investments where we exercise significant influence (but not control or joint control) over the investment, and are accounted for using the equity method. This method adjusts the original cost of our investment for RioCan's share of net earnings, capital advances and distributions receivable or received.

Equity-accounted for investments were $17.3 million at December 31, 2005 and $15.5 million at December 31, 2004. The underlying assets of our equity-accounted for investments are primarily properties classified as held for resale through RRVLP.

We have a 15% equity interest ($15.5 million at December 31, 2005) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund and a 25% participation by the Ontario Municipal Employees Retirement System. The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years.

At December 31, 2005 the partners had committed the capital resources of RRVLP, which has completed the investment period. Over the course of the investment period the Partnership had invested in 12 centres aggregating approximately 3.4 million square feet. By December 31, 2005 two properties had been sold (of which one was sold to RioCan). The holding period commenced in November 2005 and is set at a maximum of four years. It is the intention of the partners to then monetize any remaining investment.

RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

Transactions with RRVLP

During 2005 RioCan completed two transactions with RRVLP at market terms and conditions.

GAAP considers two or more parties related when an investor accounts for an investment using the equity method. As the Trust accounts for RRVLP by the equity method, these transactions with RRVLP are considered related party transactions.

- Disposition of property portfolio to RRVLP

  During 2005 we disposed of a portfolio of four properties to RRVLP as follows:

  (i) three long-lived properties for proceeds of $61.8 million. We recognized an impairment provision of $2.3 million on these dispositions, which is included in the $5.1 million of impairment provisions reported in net earnings from continuing operations for the year ended December 31, 2005.

  (ii) one property held for resale resulting in a gain of $4 million for proceeds of $21.5 million including the assumption of a mortgage payable of $12 million by RRVLP. RioCan's guarantee remains in place on this mortgage payable.

GAAP required us to defer the recognition of disposition gains of approximately $2 million relating to our retained interest in the same portfolio as a result of our 15% equity investment in RRVLP.

- Acquisition of income property from RRVLP

  During 2005 we also acquired a 174,997 square foot retail property from RRVLP for a purchase price of $25.5 million including the assumption of a mortgage payable of $11.2 million.

3. Properties Held for Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties acquired or developed for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the relatively short holding period and sales proceeds. No building amortization is recorded on properties held for resale.

During the year ended December 31, 2005 we disposed of properties held for resale (including the $4 million gain on the disposition to RRVLP discussed above) for proceeds of $102.3 million resulting in gains of $27.3 million. During the year ended December 31, 2004 we disposed of properties held for resale for proceeds of $33.7 million resulting in gains of $7.6 million (which gains included our 15% equity interest in gains on properties held for resale of $0.7 million resulting from the disposition of a property by RRVLP).

Properties under Development

We have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting direct and indirect investments (net of related mortgage debt) in non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-ownership basis or by providing them with mezzanine financing. Generally we will not acquire or fund significant expenditures for undeveloped land unless it is zoned and an acceptable level of space has been pre-leased/pre-sold. An advantage of unenclosed, new format retail is that it lends itself to phased construction keyed to leasing levels, which avoids the creation of meaningful amounts of vacant space.

As a normal part of our business, we also expand and redevelop existing shopping centres to create additional value for what we already own. In making an acquisition decision, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements costs into consideration at the time of acquisition.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

The changes in our properties under development were as follows:

(thousands of dollars)

Year ended December 31	2005	2004
Balance, beginning of year	$ 129,791	$ 97,426
Acquisitions and expenditures for:		
New format retail developments	197,510	57,799
Repositioning and land use intensification	34,165	43,336
Other	4,986	57,888
Completion of properties under development	(148,187)	(126,658)
Balance, end of year	$ 218,265	$ 129,791

We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to recover such costs from tenants as operating costs.

Mortgage and Loans Receivable

At December 31, 2005 and 2004 the components of our mortgages and loans receivable were as follows:

(thousands of dollars)	2005	2004
Co-owners	$ 27,908	$ 3,178
Participating	3,176	17,292
Vendor-take-back and other	43,930	22,159
	$ 75,014	$ 42,629

The changes in our mortgages and loans receivable were as follows:

(thousands of dollars) Year ended December 31	2005	2004
Balance, beginning of year	$ 42,629	$ 81,293
Principal advances	46,624	28,267
Vendor-take-back mortgages on property dispositions	46,087	2,700
Principal repayments	(42,117)	(62,728)
Interest receivable and other	(18,209)	(6,903)
Balance, end of year	$ 75,014	$ 42,629

Changes in cash advances on mortgages and loans receivable during the two years ended December 31, 2005 and 2004 were commensurate with the increased focus by us on greenfield development which is also undertaken by us on a co-ownership basis. The vendor-take-back mortgages on property dispositions for 2005 primarily related to the Retrocom Transaction.

Of the $42.1 million (2004 – $62.7 million) principal repayments, $14.2 million (2004 – $34 million) were repaid with (a portion of) the proceeds from our acquisitions of the vendors' interests in certain properties that we had financed. Other repayments during 2005 and 2004 included cash flows generated from operating and capital transactions relating to the underlying properties and principal repayments at maturity.

Other Working Capital Operating Items

Receivables and other assets increased to $81.9 million at December 31, 2005 from $63.7 million at December 31, 2004. This increase was largely attributable to: (i) an increase in deferred rents receivable arising as a result of recognizing rental revenue on a straight-line basis; (ii) an increase in deferred debt financing costs relating to the issuance of the Series E, F, G and H debentures payable; and (iii) an increase in deposits on property acquisitions.

Accounts payable and other liabilities increased to $173.9 million at December 31, 2005 from $157.5 million at December 31, 2004. This change was mainly due to: (i) an increase in construction payables; (ii) an increase in deferred income; (iii) an increase in the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; partially offset by (iv) a decrease in accrued debenture interest resulting from the redemption of the Series A, C and RealFund A debentures payable; and (v) a decrease in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004.

Changes in Other Non-Cash Operating Items

The changes in cash flows relating to other non-cash operating items (i.e. working capital) were as follows:

Cash provided by (used in) operating activities (thousands of dollars) Year ended December 31		2005		2004
Decrease (increase) in amounts receivable	$	(1,725)	$	7,515
Decrease in mortgage interest receivable		1,508		6,758
Increase in prepaid expenses and other assets		(3,207)		(5,844)
Increase in accounts payable and other liabilities		5,235		7,583
Other		1,583		2,677
	$	3,394	$	18,689

Capital Structure and Liquidity

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both December 31, 2005 and 2004: (i) S&P provided us with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's debentures; and (ii) DBRS provided us with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both S&P and DBRS.

At December 31, 2005 our aggregate indebtedness was $2.42 billion as compared to $2.21 billion at December 31, 2004. At December 31, 2005 the composition of our aggregate indebtedness was: (i) mortgages payable of $1.75 billion; and (ii) debentures payable of $670 million.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). At December 31, 2005 our indebtedness was 53.9% of aggregate assets and we could therefore incur additional indebtedness of $690 million and still not exceed a 60% leverage limit.

Debentures Payable

At December 31, 2005 we had five series of debentures outstanding totaling $670 million as compared to debentures outstanding totaling $448.7 million at December 31, 2004.

At December 31, 2004 RioCan's Series A, B, C and RealFund A debentures had a covenant pattern that effectively limited our indebtedness to 55% of aggregate assets. In the first quarter of 2005 we redeemed the following series of debentures to eliminate this leverage limiting covenant pattern:

- $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million;
- $125 million Series C at a redemption price $103.797 per $100 principal amount for cash consideration of $129.7 million; and
- $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million.

On April 25, 2005 we repaid our $50 million Series B debentures at their maturity.

The completion of these debenture redemption transactions enables us to take advantage of our unitholder approved leverage limit of 60% of aggregate assets. These debenture refinancing initiatives have: (i) enabled RioCan to lock in long term financing at lower interest rates and reduced our refinancing requirements through 2008; and (ii) provided us with the ability to finance future acquisitions with lower cost debt capital.

These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million, which are comprised of:

- Redemption premiums of $18.7 million;
- Transaction costs of $100,000; and
- Expensing of unamortized debt financing costs of $1.7 million.

The redemption premiums can be viewed to substantially consist of the "prepayment" of the differential between the contractual and market interest rates at the redemption dates, with the result that a substantial majority of such costs will be offset by reduced interest expense in future periods. These redemption costs were incurred to enable us to increase our leverage, are not expected to recur and do not typify our normal business activities. GAAP considers such infrequent transactions not incurred in the normal course of business as unusual items.

During 2005 we completed the following debenture issue transactions:

- On January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually;
- On March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually;
- On March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually; and
- On June 15, 2005 we issued $100 million Series H debentures, maturing June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually.

Mortgages Payable

At December 31, 2005 we had mortgages payable outstanding of $1.75 billion as compared to $1.77 billion at December 31, 2004. The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained.

At December 31, 2005 the interest rates on our mortgages payable range from 3.91% to 11.88% per annum with a year end weighted average contractual interest rate of 6.79% per annum. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at the acquisition of our income properties. Calculated on this basis, we have a December 31, 2005 year end weighted average interest rate of 6.56% per annum on our mortgage indebtedness.

The changes in our mortgages payable resulted primarily from:

(thousands of dollars) Year ended December 31	2005	2004
Balance, beginning of year	$ 1,765,699	$ 1,720,431
Borrowings:		
Borrowings	243,120	137,105
Assumed on the acquisition of properties	61,945	62,250
Principal repayments:		
Scheduled amortization	(45,597)	(43,859)
At maturity or early repayment	(156,716)	(76,690)
Assumption by purchasers on dispositions of properties	(115,174)	(33,538)
Balance, end of year	$ 1,753,277	$ 1,765,699

Aggregate Debt Maturities

On a combined basis, our mortgages and debentures payable bear a December 31, 2005 year end weighted average contractual interest rate of 6.25% with a weighted average term to maturity of 5.4 years, and had repayments for the next five years as follows:

(thousands of dollars)	Scheduled principal amortizations	Principal maturities: Mortgages payable	Principal maturities: Debentures payable	Total
Year ended December 31, 2006	$ 46,286	$ 82,934	$ –	$ 129,220
2007	45,679	222,911	–	268,590
2008	41,722	160,596	110,000	312,318
2009	39,251	185,659	110,000	334,910
2010	31,071	237,993	–	269,064
Thereafter	137,420	521,755	450,000	1,109,175
	$ 341,429	$ 1,411,848	$ 670,000	$ 2,423,277

We expect that all maturities will be refinanced or repaid in the normal course.

At December 31, 2005 we had two revolving lines of credit in place totaling $103.5 million with major Canadian financial institutions, against which $13.7 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Equity

Unit issuances were as follows:

	Year ended December 31,			
	2005		2004	
(in thousands)	Units	$	Units	$
Balance, beginning of year	183,604	$ 1,702,820	178,050	$ 1,635,348
Units issued:				
Public offering	8,250	143,963	–	–
Distribution reinvestment and direct purchase plans	2,356	45,709	1,759	27,604
Unit option plan	1,831	20,224	1,295	12,481
Exercise of warrants	–	–	2,500	27,550
Value associated with unit option grants exercised	–	472	–	–
Unit issue costs	–	(6,329)	–	(163)
Balance, end of year	196,041	$ 1,906,859	183,604	$ 1,702,820

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At December 31, 2005 a further 7.2 million units were available for issuance under the unit option plan.

During 2005 we granted 1.3 million unit options under the unit option plan as compared to 1.1 million unit options for 2004.

On January 4, 2006 options to acquire 450,000 units of the Trust at a price of $22.75 per unit were granted. The options expire January 3, 2016.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

Distributions to Unitholders

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of relative cash distribution stability (SR-7). RioCan's S&P stability rating at both December 31, 2005 and 2004 was SR-2. This rating category reflects a low variability and strong sustainability of relative cash distribution stability.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both December 31, 2005 and 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

Distributions to our unitholders were as follows:

(thousands of dollars)

Year ended December 31		2005		2004	Increase
Distributions to unitholders	$	247,068	$	222,044	11%
Distributions reinvested in the distribution reinvestment program		(44,864)		(26,754)	68%
Net cash outflow from distributions to unitholders	$	202,204	$	195,290	4%

At our May 11, 2005 Annual and Special Meeting of Unitholders our unitholders approved an amendment to the Declaration to provide our Trustees with the authority to retain up to 20% of our annual RDI per unit with the balance being retained by us for use in our operations. This discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth. While this amendment will permit us to retain more of our RDI, we do not intend to reduce our distributions but rather will reduce the payout ratio over time by retaining a greater proportion of the growth in our RDI.

RDI is a measure of RioCan's ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and accordingly RDI as we report may not be comparable to other issuers.

RioCan's RDI is defined by its Declaration and is based on consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, straight-line and market rent differentials); (ii) items not representative of operating performance (such as gains (losses) on disposals of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

RioCan's Declaration does not provide specific guidance for costs resulting from the early extinguishment of debentures and our Trustees have determined that our exclusion in 2005 of these early extinguishment costs from the determination of RDI was appropriate in that such costs were not representative: (i) of RioCan's ability to earn and distribute cash returns to unitholders; and (ii) its ongoing operating performance.

Our RDI was calculated as follows:

(thousands of dollars, except per unit amounts) Year ended December 31	2005	2004
Net earnings	$ 132,574	$ 158,321
Amortization of tangible capital assets	83,598	78,273
Amortization of deferred tangible leasing costs	17,501	10,342
Amortization of deferred intangible leasing costs	13,999	5,321
Impact of accounting for minimum rental revenue on a straight-line basis	(6,190)	(7,602)
Unit based compensation expense	1,686	679
Amortization of the differential between contractual and market rents on in-place leases	481	83
Impairment provisions	10,848	2,346
Costs of early extinguishment of debenture payables	20,549	–
Gain on sale of income properties	–	(3,214)
Recurring distributable income	275,046	244,549
Retention of recurring distributable income	(27,978)	(22,505)
Distributions to unitholders	$ 247,068	$ 222,044
Per unit		
Recurring distributable income	$ 1.4167	$ 1.3525
Retention of recurring distributable income	(0.1442)	(0.1250)
Distributions to unitholders	$ 1.2725	$ 1.2275

Financial Liquidity and Capital Commitments

Our contractual obligations (except for long term debt discussed above) at December 31, 2005 were as follows:

(thousands of dollars)	Commitments under agreements of purchase and sale	Operating lease commitments	Total
Year ended December 31, 2006	$ 232,800	$ 4,201	$ 237,001
2007	77,000	4,063	81,063
2008	–	3,970	3,970
2009	–	3,903	3,903
2010	–	3,717	3,717
	$ 309,800	$ 19,854	$ 329,654

At December 31, 2005 the estimated costs to complete real estate investments for the years ending December 31 were as follows: 2006 – $234,400,000; 2007 – $124,100,000; and 2008 – $31,300,000.

We ended 2005 with $22.9 million of cash and short-term investments and over $89.8 million of available undrawn bank lines of credit.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and access to equity and debt markets will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations.

Off Balance Sheet Liabilities and Guarantees

At December 31, 2005 we had real estate investments accounted for using the equity method that could be viewed to give rise to off balance sheet debt of $26 million, which would have increased our indebtedness to 54.1% of aggregate assets.

We have provided guarantees on behalf of third parties to certain RioCan partners and co-owners for their shares of mortgages payable. Our guarantees remain in place for certain debts assumed by purchasers in connection with property dispositions, which will remain until such debts are refinanced, extinguished or the lender agrees to release RioCan's covenants. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At December 31, 2005 such guarantees amounted to $483 million and expire between 2006 and 2034. We determined that the fair value of the borrowers' interests in the real estate investments was greater than the mortgages payable for which we provided guarantees, and therefore we did not provided for any losses on such guarantees in our consolidated financial statements.

At December 31, 2005 the parties on behalf of which we had outstanding guarantees were as follows:

(thousands of dollars)

Partners and Co-owners	
Kimco	$ 236,719
Trinity	47,005
Other	27,159
Assumption of mortgages by purchasers' on property dispositions	
Retrocom Transaction	72,095
RRVLP	11,884
Other	87,870
	$ 482,732

Results Of Operations

We reported net earnings of $132.6 million for the year ended December 31, 2005 as compared with net earnings of $158.3 million for the comparative period in 2004.

The specific components of net earnings for each respective period are discussed below.

Revenue from Continuing Operations

Rentals

Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating recoveries. Rentals were as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Rentals	$ 548,880	$ 520,059	6%

The increase resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and 2005.

Fee and Other Income

We hold certain of our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee and other income was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Fee and other income	$ 23,685	$ 15,875	49%

The change primarily resulted from increased out-performance incentive fees earned by us during 2005 as compared to the corresponding period of 2004.

Interest Income

Interest earned on mortgages and loans receivable and on cash balances was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Interest income	$ 9,211	$ 8,963	3%

Expenses from Continuing Operations

Property Operating Costs

Property taxes and operating costs are generally recoverable by us under tenant lease agreements and were as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Property taxes	$ 111,508	$ 103,047	8%
Other operating costs	69,865	62,975	11%
	$ 181,373	$ 166,022	9%

These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and 2005.

Interest

Interest expense was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Interest	$ 146,894	$ 140,728	4%
Capitalized to real estate investments	(11,066)	(8,409)	
Net interest expense	$ 135,828	$ 132,319	3%
Percentage capitalized to real estate investments	8%	6%	

The increase in interest expense resulted primarily from higher debt levels (debentures payable) during 2005 as compared to 2004. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the assumption by purchasers of debt related to properties sold during the periods.

The change in amounts capitalized to real estate investments during 2005 as compared to the same period in 2004 was commensurate with our increased focus on new format retail development and land use intensification.

General and Administrative Expense

Property management costs are excluded from general and administrative expense, and included in property operating costs. Additionally, incremental direct internal costs related to our development and leasing activities, to the extent that they have not been capitalized, are also included in property operating costs.

General and administrative expense was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
General and administrative expense	$ 23,573	$ 19,168	23%
Capitalized to real estate investments	(3,070)	(3,042)	
Net general and administrative expense	$ 20,503	$ 16,126	27%
Percentage capitalized to real estate investments	13%	16%	

The increase in total general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs; (ii) in statutory compliance/governance related costs; and (iii) in unit based compensation expense.

Capitalized general and administrative expense decreased on a relative basis, consistent with our increase in third party asset management activities.

Building Amortization

Building amortization was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Building amortization	$ 79,789	$ 71,948	11%

The increase resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and 2005. Building amortization is not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

Amortization of Deferred Tangible and Intangible Leasing Costs

Amortization of deferred tangible and intangible leasing costs was as follows:

(thousands of dollars)

Year ended December 31	2005	2004	Increase
Amortization of deferred tangible leasing costs			
Amortization of tenant installation costs	$ 9,904	$ 7,269	36%
Amortization of leasing costs identified at acquisition or development of income properties	7,404	2,104	252%
Amortization of deferred tangible leasing costs	$ 17,308	$ 9,373	85%
Amortization of deferred intangible leasing costs			
Amortization of the value of in-place leases and tenant relationships identified at acquisition of income properties	$ 13,691	$ 5,321	157%

For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible deferred leasing costs. As a result, a significant portion of our income property acquisitions are being amortized over the shorter lease term instead of the useful life of the building, resulting in an increase in this amortization. Amortization of deferred tangible and intangible leasing costs are not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

Other

RioCan may have transactions in the normal course with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts, and are not related party transactions for GAAP purposes.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") are a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. Effective January 1, 2005 the Real Property Association of Canada ("REALPAC", formerly the Canadian Institute of Public and Private Real Estate Companies), adopted the following revised definition of FFO: "Funds from operations means net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity-accounted for entities, joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers.

A reconciliation of GAAP net earnings to FFO and RDI is as follows:

(thousands of dollars, except per unit amounts)

Year ended December 31	2005	2004
Net earnings	$ 132,574	$ 158,321
Amortization of tangible capital assets	79,789	71,948
Amortization of deferred tangible leasing costs	17,308	9,373
Amortization of deferred intangible leasing costs	13,691	5,321
Impairment provisions, included in continuing operations	5,147	2,346
Discontinued operations:		
Amortization	3,148	5,850
Impairment provisions	5,701	–
Gain on sale of income properties	–	(3,214)
FFO	257,358	249,945
Impact of accounting for minimum rental revenue on a straight-line basis	(6,190)	(7,602)
Unit based compensation expense	1,686	679
Costs of early extinguishment of debenture payables	20,549	–
Other	1,643	1,527
RDI	$ 275,046	$ 244,549
Per unit		
FFO per weighted average number of units outstanding	$ 1.33	$ 1.38

As indicated in the above table, the primary differences between FFO and RDI were adjustments relating to non-cash rental revenue, costs of early extinguishment of debentures payable, and unit based compensation expense.

2006 Outlook

Our objectives for 2006 are: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth of the resulting cash flows; and (ii) achieve growth in RDI per unit.

These objectives are premised on the following assumptions:

- The general economy remains stable;
- Interest rates remain relatively stable;
- Acquisition capitalization rates remain stable;
- Competition for acquisitions of shopping centres remains intense; and
- Equity and debt markets continue to readily provide access to capital.

Initiatives already commenced by RioCan to achieve these objectives include: (i) new format retail development projects undertaken both with and without partners; (ii) continuing focus on land use intensification at our existing properties; and (iii) continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value added activities.

The achievement of our objectives is dependent on successful mitigation of business risks, discussed under Risks and Uncertainties. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

Significant Accounting Policies

The discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

We believe the following significant accounting policies are most affected by judgments and estimates used in the preparation of our consolidated financial statements. For a detailed description of these and other accounting policies refer to Note 1 of our consolidated financial statements.

Building amortization

We are required to assess the useful lives of our long-lived income properties for purposes of determining the amount of building amortization to record. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings.

Impairment of real estate investments

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. An impairment of an asset is recognized by us when the carrying value of the asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. In making this evaluation, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Properties held for resale are stated at the lesser of cost and net realizable value. In assessing net realizable value, our estimates of future cash flow, capitalization rates and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable may not be recovered due to the inability of the underlying assets' performance to support a fair value that would exceed our net investment in these assets (with consideration given to third party guarantees). In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Guarantees

We continually review our contingent liabilities relating to guarantees we provided on behalf of third parties to certain RioCan partners and co-owners and those guarantees which remain in place for certain debt assumed by purchasers in connection with property dispositions. Recourse would be had to RioCan under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. A contingent liability is recorded by us when the carrying values of the related real estate investments are not recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair value of the collateral assets being insufficient to cover the obligations and encumbrances in a sale between unrelated parties in the normal course of business. Our estimates of future cash flow and fair value could vary and result in a significantly different assessment of such contingent liabilities.

Fair value

Fair value is the amount at which an item could be bought or sold in a current transaction between independent willing parties (that is, other than in a forced or liquidation sale). The fair value of a disposal group is the amount at which the group as a whole could be bought or sold in a current single transaction between independent willing parties, and would not necessarily be equal to the sum of the fair values of the individual assets and liabilities of the group.

Quoted market prices in active markets are the best evidence of fair value and are used as the basis for fair value measurement, when available. When quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques. Valuation techniques used would be consistent with the objective of measuring fair value.

The techniques used to estimate future cash flows will vary from one situation to another depending on the circumstances surrounding the asset or liability in question. Cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort. Otherwise, an enterprise may use its own assumptions. There are several reasons why RioCan may expect to realize or pay cash flows that differ from those expected by others in the marketplace. These include: (i) we may intend a different use than that anticipated by others; (ii) we may prefer to accept the risk of a liability and manage it internally, rather than transferring that liability to another enterprise; (iii) we may possess unique capabilities not available to others, such as our full range of real estate related in-house functional capabilities; (iv) we may have information or processes that allow us to realize (or avoid paying) cash flows that differ from others' expectations; and (v) we may be able to realize economies of scale not available to others.

As a result, in determining fair value we select amongst several acceptable valuation techniques and make assumptions. Consequently, our determination of fair value could vary under differing circumstances and result in significantly different calculations of fair value.

Our financial statements are affected by the fair value based method of accounting, the most significant areas of which are as follows:

- Upon acquisition of income properties we estimate the fair value of acquired tangible assets (land, building and lease origination costs) and identifiable intangible assets and liabilities (above and below-market leases representing the value of the differential between contractual and market rents, in-place leases and tenant relationships, if any) and the value of the differential between stated and market interest rates on long term liabilities assumed at acquisition. We utilize internally developed models that incorporate market conditions in estimating the fair value of these assets and liabilities to allocate the cost among these components.
- Included in rental revenue is the adjustment for the differential between contractual rents and market rents on our tenant leases in place at the acquisition of our income properties. Additionally, for arrangements involving multiple elements we allocate the consideration to each element based on relative fair value. We utilize internally developed models that incorporate market conditions in estimating fair value.
- As discussed in impairment of real estate investments above, an impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. We utilize internally developed models that incorporate market conditions in estimating fair value.
- In assessing our potential exposure relating to third party guarantees we evaluate the fair value of the borrowers' interests in the underlying real estate investments compared to the liabilities for which we have provided guarantees. We utilize internally developed models that incorporate market conditions in estimating fair value.
- Unit based compensation expense is measured at fair value and expensed over the options' vesting periods, calculated using the Black-Scholes Model for option valuation.
- At least annually we report in our financial statements the fair value of our financial instruments. Our rents receivable, mortgages and loans receivable, cash and short-term investments and accounts payable and other liabilities are carried at cost, which approximates their fair value. In determining the fair value of our mortgages and debentures payable, we utilize internally developed models that incorporate market conditions in estimating fair value.

Future Changes In Significant Accounting Policies

We monitor the Canadian Institute of Chartered Accountants ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements.

Disclosure Controls And Procedures

The Trust maintains appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely. The Chief Executive Officer and the Chief Financial Officer of the Trust evaluated the effectiveness of the Trust's disclosure controls and procedures (as defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*) as at December 31, 2005 and have concluded that such disclosure controls and procedures are operating effectively.

RISKS AND UNCERTAINTIES

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. RioCan's net earnings and distributions to unitholders may be adversely affected if a significant number of tenants were to become unable to meet their obligations to the Trust or if RioCan were unable to lease a significant amount of available space in its properties on economically favorable lease terms.

Tenant concentrations

RioCan reduces its risks in its shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, and by ensuring a considerable portion of our revenue is earned from national and anchor tenants. The components of RioCan's tenant concentration risk strategy are discussed below.

The following illustrates the geographical diversification of our retail property portfolio by Canadian province included in our continuing operations:

(in thousands, except percentage amounts)	Gross leasable area at December 31, 2005		Rental revenue for the year ended December 31, 2005	
Province	(square feet)	(%)	$	(%)
Ontario	17,141	60.2%	$ 351,451	64.2%
Quebec	5,430	19.0%	89,018	16.2%
Alberta	2,309	8.1%	47,939	8.7%
British Columbia	1,636	5.7%	32,630	5.9%
New Brunswick	1,165	4.1%	13,785	2.5%
Saskatchewan	317	1.1%	5,650	1.0%
Newfoundland	183	0.6%	1,846	0.3%
Manitoba	179	0.6%	3,510	0.6%
Prince Edward Island	164	0.6%	3,051	0.6%
	28,524	100.0%	$ 548,880	100.0%

The following illustrates the geographical diversification of our retail property portfolio by six primary Canadian markets included in our continuing operations:

(in thousands, except percentage amounts)	Gross leasable area at December 31, 2005		Rental revenue for the year ended December 31, 2005	
Primary population growth markets	(square feet)	(%)	$	(%)
Toronto, Ontario	7,492	26.3%	$ 171,864	31.3%
Montreal, Quebec	2,859	10.0%	48,807	8.9%
Ottawa, Ontario	2,248	7.9%	50,460	9.2%
Calgary, Alberta	1,330	4.7%	28,380	5.2%
Edmonton, Alberta	650	2.3%	13,904	2.5%
Vancouver, British Columbia	926	3.2%	19,320	3.5%
All other markets	13,019	45.6%	216,145	39.4%
	28,524	100.0%	$ 548,880	100.0%

Lease maturities are staggered to ensure that there is no over exposure to large amounts of expiries in any given year. At December 31, 2005 the Trust's leasable area for which leases expire over the next five years was as follows: 2006 – 4.9%; 2007 – 7.2%; 2008 – 7.8%; 2009 – 10.0%; and 2010 – 9.1%.

At December 31, 2005 RioCan's 10 largest tenants (based on annualized gross rental revenue) and the weighted average term remaining on their leases were as follows:

Ranking	Tenant	Rental revenue (%)	Weighted average remaining lease term (years)
1.	Famous Players/Cineplex/Galaxy Cinemas	6.7%	16.2
2.	Metro/A&P/Dominion/Super C/Loeb/Food Basics	6.1%	10.9
3.	Zellers/The Bay/Home Outfitters	5.3%	9.7
4.	Wal-Mart	4.4%	12.1
5.	Loblaws/No Frills/Fortinos/Zehrs/Maxi	4.0%	8.3
6.	Canadian Tire/PartSource/Mark's Work Wearhouse	3.5%	14.3
7.	Winners/HomeSense	3.4%	7.0
8.	Staples/Business Depot	2.5%	9.8
9.	Reitmans/Penningtons/Smart Set/Addition-Elle/Thyme Maternity	1.7%	5.2
10.	Shoppers Drug Mart	1.5%	7.7
		39.1%	

Certain of the Trust's long term leases contain provisions designed to mitigate the impact of inflation. Such leases may include clauses enabling RioCan to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds and/or escalation clauses which generally increase rental rates during the term of the leases. In addition, many of the Trust's leases are for terms less than 10 years which permits RioCan to seek to increase rents to market rates upon renewal. The majority of RioCan's leases require tenants to pay an allocable share of operating expenses, including common area maintenance costs, insurance and property taxes, thereby reducing the Trust's exposure to increases in operating expenses.

In order to reduce RioCan's exposure to risks relating to the credit worthiness and financial stability of its tenants, our Declaration restricts the amount of space which can be leased to any tenant and that tenant's affiliates (generally, other than in respect of leases with or guaranteed by: (i) Canadian chartered banks; and (ii) the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof) to premises or space having no greater than an aggregate gross leasable area in excess of 20% of our portfolio's gross leasable area.

In summary, the principal operating risk facing the Trust is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. As discussed above, the Trust mitigates the risk of credit loss by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. Credit assessments are conducted for new tenants. To further safeguard against the risk of declining revenue, RioCan invests primarily in new format retail centres, neighbourhood unenclosed centres and dominant enclosed malls in smaller urban areas, all of which generally are convenience-oriented shopping centres which are required to service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants.

Interest rate and other debt related risks

Our profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of real estate investments. RioCan seeks to reduce its interest rate risks by extending the average maturity of its long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At December 31, 2005 our total indebtedness had a 5.4 year weighted average term to maturity bearing a weighted average contractual interest rate of 6.25%. At December 31, 2005, 2.2% of our total indebtedness was at floating interest rates as compared to 2.6% for 2004.

A further risk to our growth program is that of not having sufficient debt capital available to us. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing domestic debt capital may become more difficult. We seek to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income. If we are unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

Liquidity risk

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changing economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of RioCan's real estate investments.

Construction risk

Due to its involvement in development activities the Trust is subject to related risks such as construction cost overruns and other unforeseeable delays. Such risks are minimized through adherence to a policy of generally not commencing construction until satisfactory levels of pre-leasing/sales are achieved. In addition, the overall capital that can be committed by us at any one time to all such projects is limited by our Declaration to no more than 15% of our book value of unitholders' equity.

Governmental regulation and environmental matters

The Trust's assets and operations are inherently not subject to a relatively high level of environmental risk. Under various federal and provincial laws, as an owner and operator of real property we could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the Trust.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any property. In addition, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulations. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental occurrence.

Unitholder liability

The Ontario Government passed the *Trust Beneficiaries Liability Act, 2004*, which clarifies that investors in publicly traded trusts will not be liable for the activities of the trust. Unitholders in REITs and income trusts subject to the laws of Ontario (and certain other provinces) now have the same protection as shareholders in a corporation.

Additionally, our Declaration generally provides that no unitholder will be held to have any personal liability, and that no resort shall be had to the private property of any unitholder for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be at risk and subject to levy or execution. The Declaration further provides that certain written instruments signed by us must contain a provision to the effect that such obligations will not be binding upon unitholders personally and that no personal liability will attach in Canada to the holders of units for contract claims under any written instrument containing such a provision disclaiming personal liability. We, however, are not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property. We seek to use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future. The possibility of any personal liability arising is considered remote.

Competition for real estate investments

A risk to our growth strategy through acquisitions is competition for real estate investments. We compete for suitable real estate investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by RioCan. Many of these investors have similar financial resources to those of RioCan, or operate without our investment restrictions, or according to more flexible conditions. As the attractiveness of retail real estate has become widely recognized, the competition for acquiring these assets has increased commensurately. As such, our risks are: (i) that we will not be able to continue to acquire high-quality retail assets; and (ii) an increase in competition for real property investments may thereby increase purchase prices and reduce the yield thereon. We have partially mitigated this risk through our involvement in greenfield development.

Review Of Fourth Quarter Results

We reported net earnings of $37.3 million for the three months ended December 31, 2005 as compared with net earnings of $36 million for the comparative period in 2004.

During the fourth quarter of 2005 we acquired income properties aggregating 432,000 square feet for $93.5 million as compared to 1.3 million square feet for $177 million for the comparative period of 2004.

During the last three months of 2005 we disposed of properties held for resale for proceeds of $44.2 million resulting in gains on properties held for resale of $7.6 million. During the fourth quarter of 2004 we had no such dispositions.

During the three months ended December 31, 2005 the changes in our net carrying amount of our properties under development included: (i) $92.9 million related to acquisitions and development of new format retail; and (ii) $5.6 million for expansion opportunities. For the comparable period in 2004, the changes in our net carrying amount of properties under development included: (i) $35.6 million related to acquisitions and development of new format retail; and (ii) $16.1 million for expansion opportunities. These overall increases are consistent with our focus on new format retail development projects and our continuing land use intensification at our existing properties. The balance of the changes for both periods of 2005 and 2004 is primarily related to the transfer of completed properties under (re)development to income properties.

The change in our mortgages payable during the three months ended December 31, 2005 resulted primarily from: (i) new secured debt cash borrowings of $50.5 million; (ii) $7.6 million of mortgage financing assumed on the acquisition of income properties and new format retail development projects; and (iii) mortgage debt repayments of $22.3 million (including $12.3 million in scheduled amortizations). During the fourth quarter of 2004: (i) we received cash proceeds of $42.4 million from new mortgage debt borrowings; (ii) $9.4 million of mortgage financing was assumed on the acquisition of income properties; and (iii) we repaid mortgage debt of $16.9 million (including $12.2 million through scheduled amortizations).

During the three months ended December 31, 2005 distributions to our unitholders increased by 2.7% to $63.1 million compared to $61.5 million during the same period in 2004. Of the distributions we made to our unitholders during the fourth quarter of 2005 $13.2 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $6.6 million for the comparative period of 2004.

In December 2004 we declared a special distribution of $0.02 per unit as our Declaration at that time required us to distribute at least 90% of our annual RDI per unit. As a result, for the fourth quarter of 2005 distributions per unit to our unitholders decreased by 3.7% to $0.3225 per unit as compared to $0.3350 per unit for the comparative period in 2004.

RDI is a non-GAAP measure (see Distributions to Unitholders) and was as follows:

(thousands of dollars, except per unit amounts)

Three months ended December 31	2005	2004
Net earnings	$ 37,308	$ 35,978
Amortization of tangible capital assets	21,459	20,208
Amortization of deferred tangible leasing costs	4,509	3,438
Amortization of deferred intangible leasing costs	3,266	2,106
Impact of accounting for minimum rental revenue on a straight-line basis	(1,171)	(1,834)
Unit based compensation expense	398	202
Amortization of the differential between contractual and market rents on in-place leases	120	82
Impairment provisions	163	–
Recurring distributable income	66,052	60,180
Retention of recurring distributable income	(2,937)	1,283
Distributions to unitholders	$ 63,115	$ 61,463
Per unit		
Recurring distributable income	$ 0.3377	$ 0.3300
Retention of recurring distributable income	(0.0152)	0.0050
Distributions to unitholders	$ 0.3225	$ 0.3350

Selected Quarterly Consolidated Information

The following is a summary of certain information:

(thousands of dollars, except per unit amounts and number of employees)

At and for the quarter ended	2005* Q4	2005* Q3	2005* Q2	2005* Q1	2004* Q4	2004* Q3	2004* Q2	2004* Q1
Total revenue	$ 152,623	$ 149,813	$ 151,335	$ 155,279	$ 140,669	$ 138,003	$ 138,257	$ 135,583
Net earnings from continuing operations	$ 37,340	$ 41,862	$ 36,143	$ 19,517	$ 34,500	$ 39,099	$ 38,444	$ 37,014
Net earnings from continuing operations per unit								
– basic	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.22	$ 0.21	$ 0.21
– diluted	$ 0.19	$ 0.22	$ 0.18	$ 0.10	$ 0.19	$ 0.21	$ 0.21	$ 0.21
Net earnings**	$ 37,308	$ 40,142	$ 33,537	$ 21,587	$ 35,978	$ 40,373	$ 43,476	$ 38,494
Net earnings per unit								
– basic	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.22	$ 0.24	$ 0.22
– diluted	$ 0.19	$ 0.21	$ 0.17	$ 0.11	$ 0.20	$ 0.21	$ 0.24	$ 0.22
Total assets	$ 4,272,796	$ 4,227,733	$ 4,269,495	$ 4,193,805	$ 3,957,035	$ 3,896,807	$ 3,793,005	$ 3,831,468
Total mortgages and debentures payable	$ 2,423,277	$ 2,387,470	$ 2,416,518	$ 2,344,974	$ 2,214,392	$ 2,179,458	$ 2,058,499	$ 2,102,102
Total distributions to unitholders	$ 63,115	$ 62,330	$ 60,987	$ 60,636	$ 61,463	$ 54,158	$ 54,019	$ 52,404
Total distributions to unitholders per unit	$ 0.3225	$ 0.3200	$ 0.3150	$ 0.3150	$ 0.3350	$ 0.3000	$ 0.3000	$ 0.2925
Net book value per unit***	$ 8.55	$ 8.63	$ 8.70	$ 8.81	$ 8.63	$ 8.72	$ 8.78	$ 8.82
Market price per unit								
– high	$ 22.81	$ 22.65	$ 20.50	$ 19.57	$ 18.73	$ 16.70	$ 16.68	$ 17.35
– low	$ 18.58	$ 19.50	$ 17.88	$ 16.75	$ 16.43	$ 15.60	$ 13.76	$ 15.05
– close	$ 22.79	$ 22.51	$ 20.00	$ 18.15	$ 17.75	$ 16.50	$ 16.10	$ 16.46
Average number of employees	648	631	634	619	600	591	578	583

*Previously reported results have been reclassified for discontinued operations.

**Refer to our annual and interim MD&A issued for the two years ended December 31, 2005 and 2004 for a discussion and analysis relating to those periods. Refer to our annual and interim MD&A issued during the two years ended December 31, 2004 and 2003 for discussion and analysis relating to those periods.

***A non-GAAP measurement. Calculated as unitholders' equity divided by units outstanding at end of period. Our method of calculating Net Book Value per unit may differ from other issuers' methods and accordingly may be not comparable to Net Book Value per unit reported by other issuers.

Senior Management

Edward Sonshine, Q.C.
President and Chief Executive Officer

Frederic A. Waks
Senior Vice President and Chief Operating Officer

Robert Wolf
Vice President and Chief Financial Officer

John Ballantyne
Vice President, Asset Management

Michael Connolly
Vice President, Construction

Therese Cornelissen
Vice President, Financial Reporting

Danny Kissoon
Vice President, Operations

Donald MacKinnon
Vice President, Real Estate Finance

Katy Ritcey
Vice President, Investments

Jordan Robins
Vice President, Development

Jeff Ross
Vice President, Leasing

Board of Trustees

1 member of the Audit Committee
2 member of the Human Resources & Compensation Committee
3 member of the Nominating & Governance Committee
4 member of the Investment Committee

Unitholder Information

Head Office

RioCan Real Estate Investment Trust
The Exchange Tower, Suite 700, P.O. Box 378,
130 King Street West, Toronto, Ontario M5X 1E2
Tel: 416-866-3033 or 1-800-465-2733
Fax: 416-866-3020
Website: www.riocan.com
E-mail: inquiries@riocan.com

Unitholder and Investor Contacts

Correna Craig
Director of Public and Investor Relations
Tel: 416-864-6483
E-mail: ccraig@riocan.com

Nancy Medlock
Investor Relations Administrator
Tel: 416-306-2406
E-mail: nmedlock@riocan.com

Auditors

Ernst & Young LLP

Transfer Agent and Registrar

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station,
Toronto, Ontario M5C 2W9
Answerline at 1-800-387-0825 or 416-643-5500
Fax: 416-643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

Unit Listing

The units are listed on the Toronto Stock Exchange under the symbol REI.UN.

Annual Meeting

The 2005 Annual Unitholders' Meeting of RioCan REIT will be held on Monday, May 15, 2006 at 10:00 a.m. in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario.
All unitholders are invited and encouraged to attend.

On peut obtenir une version française du présent rapport annuel sur le site web de RioCan: www.riocan.com.
A French language version of this annual report is available on RioCan's website: www.riocan.com.

Designed and Produced by SUTTON Integrated Solutions Printed in Canada

RIO CAN

RioCan Real Estate Investment Trust

The Exchange Tower, Suite 700, P.O. Box 378
130 King Street West, Toronto, Ontario M5X 1E2
T 416 866 3033 or 1 800 465 2733
F 416 866 3020
W www.riocan.com